Exhibit 99.7


QIAGEN
QIAGEN

QIAGEN N.V.

IFRS Annual Report 2023

Overview

Table of Contents

Overview

Common Shares

Market Environment

Despite concerns over inflation, rising interest rates, and increasing geopolitical tensions around the world, various stock markets defied expectations in 2023 and posted gains during very volatile conditions for the year.

This rally, however, was dominated by a select group of stocks as many others were held back by fears of recession and higher interest rates.

All three major U.S. indices ended 2023 with gains, making up for losses in 2022. The Dow Jones Industrial Average was up 14% and the S&P 500 returned 24%. Mega-cap tech companies made the biggest comeback, reflected in the 54% rise in the NASDAQ 100 Index.

In Germany, the blue-chip DAX-40 Index (QIAGEN is a member) rose 20%, while the TecDAX Index of top technology companies (QIAGEN is also a member) closed up 14% for the year. This overall performance reflects the impact on valuations due to inflation in tandem with the continued economic recovery following the COVID-19 pandemic.

Global Shares listed in the U.S. and Europe

QIAGEN Global Shares have been registered and traded in the United States since 1996 and are traded on the New York Stock Exchange (NYSE).

These Shares have also traded in Germany on the Frankfurt Stock Exchange since 1997, and the Prime Standard segment since its launch in 2003, where shares are traded on the XETRA electronic trading platform as well as on the Frankfurt Börse involving floor trading.

The dual listing on the NYSE and the Frankfurt exchange offers advantages for QIAGEN, our shareholders and employees. The presence in both markets enhances liquidity, and increases the opportunity to attract investors, particularly those in the U.S. restricted to only holding in U.S. dollar-denominated investments. Unlike American Depositary Receipts (ADRs), QIAGEN's global shares provide equal rights for all shareholders and can be traded on either exchange, in U.S. dollars or euros.

Share Price and Liquidity

QIAGEN's share price performance in 2023 has to be considered in the context of trends among stocks in the life sciences and molecular diagnostics industry, which were under pressure during the year following significant gains during the COVID-19 pandemic. QIAGEN's share price fared comparatively well in 2023, ending the year with a 13% decline to $43.43 on the NYSE, and a 16% decline to EUR 39.40 on the Frankfurt Stock Exchange (XETRA).

Our shares continued to offer high liquidity, with average daily trading volume of approximately 1.5 million in 2023 - around 1.0 million in the U.S., and 0.5 million in Germany.

As of December 31, 2023, the free float, which affects weighting of QIAGEN shares in various indices, was approximately 99%.

Shareholder Structure

QIAGEN has a global investor base comprised of more than 600 identified institutional investors, with approximately 46% in North America, 50% in Europe, and the remaining shares held in the rest of the world. Members of the Managing Board and the Supervisory Board, in total, owned less than 1% of QIAGEN's outstanding common shares at the end of 2023.

Market Capitalization

	2023
Year-end market capitalization (in $ million)	9,911
Year-end market capitalization (in € million)	8,991

Overview

2023 Shareholder Structure by Geography


2%
17%
44%
17%
11%
9%
US
Germany
France
United Kingdom
Other
Non-Institutional

2023 Shareholder Structure by Investor Type


7%
2%
2%
5%
17%
67%
GARP
Value
Index
Growth
Other
Non-Institutional

Annual Shareholder Meeting

At the Annual General Meeting on June 22, 2023, in Venlo, the Netherlands, shareholders gave overwhelming approval to all agenda items. Shareholders present or represented at the meeting held approximately 158.7 million shares, or 69% of QIAGEN's approximately 230.8 million issued shares as of the record date for the meeting. Details of attendance and voting results are available at corporate.QIAGEN.com.

Investor Relations and Shareholder Engagement

QIAGEN is committed to offering shareholders, analysts and communities around the world transparent, comprehensive and readily accessible information on our performance, strategy and future prospects, as well as our vision and mission. Interactions included individual calls, roadshows and attendance at broker-sponsored investor conferences.

These efforts were acknowledged in the annual "Institutional Investor" magazine survey of investors, with the QIAGEN Investor Relations team being recognized as the top team in the EMEA region within the Medtech industry, and among the top five in the Healthcare sector.

QIAGEN Share Price Development and Average Trading Volume - NYSE 2023

	2023
Year-end price	$43.43
High	$51.18
Low	$34.74
Average daily trading volume (in million shares)	1.02

Overview


110%
100%
90%
80%
70%
60%
1.03.2023
3.31.2023
6.30.2023
9.30.2023
12.31.2023
QIA NYSE
NASDAQ Biotech

QIAGEN Share Indices and Historic Prices - NYSE

On January 10, 2018, our Shares began trading on the New York Stock Exchange (NYSE) under the symbol QGEN. Prior to the transition to the NYSE, our Common Shares were traded on NASDAQ since the IPO (Initial Public Offering) in 1996 under the same QGEN ticker.

The following tables set forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months on the NYSE.

Overview

QIAGEN Historical Share Price History - NYSE

	High ($)	Low ($)
Annual:		
2019	43.16	25.04
2020	55.27	32.97
2021	59.00	45.58
2022	55.12	40.38
2023	51.18	34.74

	High ($)	Low ($)
Quarterly 2022:		
First Quarter	55.12	41.32
Second Quarter	50.38	42.44
Third Quarter	50.51	40.49
Fourth Quarter	51.05	40.38
Quarterly 2023:		
First Quarter	51.18	45.08
Second Quarter	46.99	43.80
Third Quarter	47.70	38.98
Fourth Quarter	43.73	34.74
Quarterly 2024:		
First Quarter (through March 7)	45.87	42.17

	High ($)	Low ($)
Monthly:		
October 2023	40.65	34.74
November 2023	41.48	37.14
December 2023	43.73	40.78
January 2024	45.87	42.73
February 2024	45.38	42.17
March 2024 (through March 7)	44.65	42.60

QIAGEN Share Price Development and Average Trading Volume - Germany Frankfurt Stock Exchange (XETRA) 2023

	2023
Year-end price	€39.40
High	€48.36
Low	€32.74
Average daily trading volume (in million shares)	0.51

Overview


120%
110%
100%
90%
80%
70%
60%
1.02.2023
3.31.2023
6.30.2023
9.30.2023
12.31.2023
QIA XETRA
TecDax

Overview

QIAGEN Share Indices and Historic Prices - Germany

Our Shares have been traded on the Frankfurt Stock Exchange since a secondary IPO in September 1997 under the symbol QIA. QIAGEN joined the blue-chip DAX-40 Index in September 2021, a recognition of our ranking among the top publicly-traded companies in Germany based on market capitalization.

The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two years, and the monthly high and low sale prices for the last six months on the Prime Standard.

QIAGEN Historical Share Price History - Germany

	High (€)	Low (€)
Annual:		
2019	39.19	22.54
2020	46.95	29.55
2021	51.56	37.38
2022	49.37	37.95
2023	48.36	32.74

	High (€)	Low (€)
Quarterly 2022:		
First Quarter	49.34	37.95
Second Quarter	46.03	39.94
Third Quarter	49.37	41.32
Fourth Quarter	48.26	41.62
Quarterly 2023:		
First Quarter	48.36	41.57
Second Quarter	43.47	39.62
Third Quarter	43.39	36.73
Fourth Quarter	40.07	32.74
Quarterly 2024:		
First Quarter (through March 7)	42.19	38.83

	High (€)	Low (€)
Monthly:		
October 2023	38.64	32.74
November 2023	37.83	35.09
December 2023	40.07	37.46
January 2024	42.10	38.83
February 2024	42.19	39.07
March 2024 (through March 7)	41.05	39.32

Management Report

Business and Operating Environment

Company Overview

QIAGEN is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from any biological sample. Our sample technologies isolate and process deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins – the building blocks of life – from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis using a range of technologies. Bioinformatics software and knowledge bases are used to interpret complex genomic data sets to provide relevant, actionable insights. Instruments and automation solutions are used to tie together these products into seamless and cost-effective workflows. We provide solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academic research, pharma and biotech companies, and applied applications such as human identification / forensics and food safety). As of December 31, 2023, we employed approximately 6,000 people in more than 35 locations worldwide.

QIAGEN was founded in 1984 and began operations in 1986 as a pioneer in the emerging biotechnology sector with a revolutionary method that standardized and accelerated the extraction and purification of nucleic acids from biological samples, which means any material containing DNA, RNA or proteins. As molecular biology and genomic knowledge has grown to influence many areas of daily life, we have expanded to serve the full spectrum of market needs, developing new instruments, consumables and digital solutions; partnering with researchers and pharmaceutical companies, and acquiring companies and technologies that best complement our portfolio. We believe the addressable global market for our portfolio totals more than $11 billion. We continue to accelerate our portfolio growth and increase our efficiency and effectiveness while also enhancing our customer experience, our corporate citizenship, and our position as an employer of choice. Our growth strategy is anchored in our Five Pillars of Growth: sample technologies, the digital PCR (Polymerase Chain Reaction) platform QIAcuity, the clinical PCR automation solutions QIAstat-Dx and NeuMoDx and the QuantiFERON technology platform used to detect medical conditions such as latent tuberculosis. Our growth has been funded through internally generated funds, as well as debt offerings and the public sales of equity securities. Our global shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Stock Exchange as QIA.

QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. The Company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap) and is organized as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600.

Further information on QIAGEN can be found at **www.qiagen.com**. The U.S. Securities Exchange Commission (SEC) website at **www.sec.gov** contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this document solely as an inactive textual reference.

Operating Environment

Economic Environment

The global economy grew by approximately 2.9% in 2023, slightly below the 3.1% growth rate recorded for 2022, making it one of the more modest annual growth performances of the last 20 years. This soft growth trajectory can be attributed to ongoing inflationary pressures and the complex unwinding of post-pandemic economic disruptions. Central banks around the world continued to walk a fine line of monetary tightening, adjusting interest rates to curb inflation while trying to mitigate impacts on national economies. The U.S. Dollar Index,

Management Report

after seeing volatility in 2022, maintained a relatively stable performance throughout 2023, with minor fluctuations reflecting ongoing economic uncertainties.

Industry Environment

Life Sciences and Molecular Diagnostics faced diverging trends in 2023 - there was growth in areas that had been adversely affected by the pandemic lockdowns, but another significant drop in demand for COVID-19 testing and surveillance products compared with the peak level in 2021. The pandemic had led to significant growth in the installed base of instruments, and competitors were now seeking to expand this base to other applications in Life Sciences and Molecular Diagnostics. Although numerous smaller companies have emerged in recent years, larger companies such as QIAGEN boast the crucial advantage of better global distribution and production capacity, as well as brand recognition and credibility.

The addressable Life Sciences and Molecular Diagnostics industry segments generate an estimated $11 billion of annual sales, and are expected to maintain a healthy rate of single-digit sales growth in the coming years. Key growth drivers include continued research funding to advance our understanding of biology, as well as consistently strong medical demand for molecular clinical testing.

QIAGEN Products

Our leadership in molecular research and testing solutions leverages our product portfolio across a wide range of applications. These are grouped into two main categories:

- Consumables and related revenues involve our consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services (88% of total net sales in 2023); and
- Instruments and related services and contracts (12% of total net sales in 2023).

QIAGEN Product Groups

Sample Technologies

Sample Technologies is the first of our Five Pillars of Growth and includes products involved in the first step of any molecular lab process.

Management Report

Selected biological samples

- Tissue
- Cells
- Blood
- Serum
- Plasma
- Urine
- Stool
- Saliva
- Other body fluids
- Bone
- Plants
- Soil

Input demands	Processing	Target analytes
Low / high-volume	Manual	Genomic DNA
Low-quantity		Plasmid DNA
Tubes / plates		cfDNA

Input demands		
Low-quantity	Automated	mRNA, rRNA
High-quantity	Low-to	miRNA
Tubes / plates	High-throughput	Proteins Circ. Tumor cells

Applications

- Cloning
- DNA amplification
- Arrays
- Gene editing
- Epigenetics
- Cellular analytics
- qPCR / dPCR
- Sequencing / NGS
- Liquid biopsy
- Microbiome
- Gene silencing
- Proteomics

Our broad portfolio of Sample technologies includes consumables and instruments used in sample collection, stabilization, storage, purification and quality control. Some of our consumables are designed to run on our instruments, while others are universal kits designed for use with any molecular-testing platform. These products are used in research and applied testing (forensics / human identification and food safety) laboratories as well as clinical testing.

Management Report

Sample technologies	Selected QIAGEN brands		
Primary Sample technology consumables			
• Nucleic acid stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis • Mainly based on silica membrane and magnetic bead technologies	• QIAamp • PAXgene • AllPrep	• DNeasy • AdnaTest • QIAprep&amp	• RNeasy • MagAttract
Secondary Sample technology consumables			
• Kits and components for purification of nucleic acids from secondary sample materials (e.g., gel, plasmid DNA)	• QIAprep • QIAGEN Plasmid • HiSpeed	• QIAquick • QIAfilter • EndoFree	• DyeEx
Sample technology instruments			
• Instruments for nucleic acid purification, quality control and accessories	• QIAsymphony • EZ1 Advanced XL • TissueLyser III	• QIAcube Connect • EZ2 Connect MDx • QIAxpert	• QIAcube HT • QIAxcel Connect • QIAcube Connect MDx

Diagnostic Solutions

Diagnostic solutions include our molecular testing platforms and consumables covering three of our Pillars of Growth, which are QuantiFERON, QIAstat-Dx and NeuMoDx, as well as Precision Diagnostics which involves companion diagnostic co-development revenues from projects with pharmaceutical companies, regulated assays and solutions for laboratory developed tests. Additional areas include Oncology and Sexual & Reproductive Health for detection of various diseases and for other laboratory processes.

Diagnostic solutions	Selected QIAGEN brands		
Immune response consumables			
• Interferon-Gamma Release Assay (IGRA) for latent TB testing • Assays for post-transplant testing, viral load monitoring, assessment of T-Cell response to COVID-19	• QuantiFERON		
Oncology and Sexual & Reproductive health consumables			
• Assays for analysis of genomic variants such as mutations, insertions, deletions and fusions • Assays for prenatal testing and detection of sexually transmitted diseases and HPV	• therascreen • AmniSure / PartoSure	• ipsogen	• digene HC2
Sample to Insight instruments and dedicated assays			
• One-step molecular analysis of hard-to-diagnose syndromes • Fully integrated PCR testing	• QIAstat-Dx • QIAstat-Dx Rise	• NeuMoDx	

Management Report

PCR / Nucleic Acid Amplification

PCR / Nucleic Acid Amplification involves our research and applied PCR solutions and components. The product group includes another of our Five Pillars of Growth: QIAcuity. We offer optimized solutions for end-point PCR, quantitative PCR and digital PCR. Our kits, assays, instruments and accessories amplify and detect targets and streamline workflow for virtually any application.

PCR/Nucleic acid amplification	Selected QIAGEN brands		
Research PCR consumables			
• Different generations of PCR, quantitative PCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies	• QuantiTect • OneStep RT-PCR • Type-it • OmniScript	• QuantiFast • QIAGEN Multiplex • miRCURY LNA • miScript	• QuantiNova • HotStarTaq • TopTaq
Human ID / Forensics assay consumables			
• STR assays for Human ID, additional assays for food contamination	• Investigator (human ID / forensics)	• mericon (food safety)	
PCR instruments			
• Digital PCR solutions • qPCR solutions	• QIAcuity • Rotor-Gene Q	• QIAquant • QIAgility	
OEM consumables			
• Custom-developed and configured enzymes and PCR solutions that are sold to OEM customers	• Provided on an individualized contract basis		

Genomics / NGS

This product group includes our universal NGS (next-generation sequencing) solutions for use with any NGS sequencer as well as the full bioinformatics portfolio offered by QIAGEN Digital Insights.

Management Report

Genomics / NGS	Selected QIAGEN brands		
Universal NGS consumables			
• Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, etc. • Sequence-based assays for forensic genetic genealogy	• QIAseq	• REPLI-g Epitect	• ForenSeq Kintelligence
QIAGEN Digital Insights solutions			
• Bioinformatics solutions analyze and interpret data to deliver actionable insights from NGS. This includes freestanding software or cloud-based solutions and is also integrated into many QIAGEN consumables and instruments	• QIAGEN Clinical Insight • QCI Interpret One • Ingenuity Variant Analysis	• CLC Genomics Workbench • OmicSoft • Ingenuity Pathway Analysis	• QIAGEN Knowledge Base • HGMD
Custom laboratory and genomic services			
• Custom services such as DNA sequencing, whole genome amplification, and non-cGMP DNA production	• Provided on an individualized contract basis		

Other

Revenues from various sources including protein biology products, royalties, intellectual property and freight charges.

Principal Markets

We sell our products to more than 500,000 customers in two broad customer groups: Molecular Diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical R&D and applied testing). Sales to these groups were as follows:

Net sales (in millions)	2023	2022	2021
Molecular Diagnostics	$1,035.5	$1,126.2	$1,143.7
Life Sciences	929.8	1,015.3	1,108.0
Total	**$1,965.3**	**$2,141.5**	**$2,251.7**

We estimate the total addressable market at over $11 billion annually.

Molecular Diagnostics

The molecular diagnostics market includes healthcare providers engaged in many aspects of patient care that require accurate diagnoses and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring.

We offer one of the broadest portfolios of molecular technologies for healthcare. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems process tests reliably and efficiently, often handling hundreds of samples simultaneously. Our range of assays for diseases and biomarkers speeds up and simplifies laboratory workflow and standardizes lab procedures.

Molecular testing is the most dynamic segment of the global in vitro diagnostics market. The pandemic has demonstrated the value of molecular testing in healthcare and we expect the market to provide significant growth opportunities.

We have built a position as a preferred partner to co-develop companion diagnostics paired with targeted drugs and have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. We have more than 30 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. In 2023, we continued to expand on these partnerships with new agreements, for example a new partnership with Servier for the development of a companion diagnostic in Acute Myeloid Leukemia therapy. Also, our portfolio of assays was expanded following the FDA approval of a companion diagnostic for Blueprint Medicines'

Management Report

therapy for gastrointestinal stromal tumors. Companion diagnostics move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.

Selected Molecular Diagnostics products

Sample technologies	Assay technologies	Instruments	Bioinformatics
For extraction from: • Tissue • Blood • Swabs, other	Indication areas • Oncology • Immune modulation • Infectious diseases technologies: QuantiFERON, Polymerase Chain Reaction (PCR), Next-generation sequencing (NGS)	• QIAstat-Dx • NeuMoDx • QIAsymphony RGQ • QIAcube Connect MDx • EZ2 Connect MDx • QIAstat Rise	QIAGEN Clinical Insight (QCI) • Hereditary diseases • Somatic and germline cancers • All diseases

Life Sciences
The Life Sciences market includes governments and biotechnology companies – and researchers using molecular testing technologies who are generally served by public funding in areas such as medicine and clinical development, forensics, and exploring the building blocks of life.

We partner with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, bioinformatics and services to universities and institutes, pharmaceutical and biotech companies, government and law enforcement agencies.

We provide Sample to Insight solutions to academic and research institutions around the world. We focus on enabling researchers to use high-quality technologies to generate reliable, fast, highly reproducible results, sometimes replacing time-consuming traditional or in-house methods. We often partner with leading institutions on research projects and develop customized solutions such as NGS panels for the sequencing of multiple gene targets.

We are a global leader in solutions for governments and industry, particularly in forensic testing and human identification. The value of genetic "fingerprinting" has been proven in criminal investigations and examinations of paternity or ancestry, as well as in food safety. We provide sample collection and analytical solutions for law enforcement and human identification labs, as well as advanced technologies for studies of microbiomes and their effect on health and the environment.

We have deep relationships with pharmaceutical and biotechnology companies. Drug discovery and development as well as translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations that are most likely to respond to particular therapies. We estimate that about half of our sales to these companies supports research, while the other half supports clinical development, including stratification of patient populations based on genetic information. Also, QIAGEN Digital Insights solutions are widely used to guide pharmaceutical research and treatment options.

Management Report

Selected Life Sciences products

Sample technologies	Assay technologies	Instruments	Bioinformatics
~300 different kit types for extraction and purification of DNA, RNA and proteins from tissue, blood, cells, stool, plants, soil, and other sample types	• Real-time PCR • Digital PCR • Next-generation sequencing	• QIAsymphony • QIAcube Connect • QIAcuity digital PCR	• Ingenuity Pathway Analysis (IPA) • Genomics Workbench/Server • Microbial Pro Suite/RNA-seq • Microbial Epigenetics

Competition

The markets for most of our products are very competitive. Competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. In sample technology products, we experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification kits, assay solutions, reagents and instrumentation. We compete with other suppliers through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs as well as downstream applications, providing significant advantages in speed, reliability, accuracy, convenience, reproducibility and ease of use.

Some of our other products within our molecular diagnostics customer class, such as tests for chlamydia, gonorrhea, hepatitis B virus, herpes simplex virus and CMV (cytomegalovirus), compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, reproducibility, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.

We believe our competitors typically do not have the same comprehensive approach to sample to insight solutions as we do, nor do they have the ability to provide the broad range of technologies and depth of products and services that we offer.

Current and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products non-competitive.

Global Presence by Product Category and Geographic Market

Product Category Information

Net sales for the product categories are attributed based on those revenues related to sample and assay products and related revenues including bioinformatics solutions, and revenues derived from instrumentation sales.

Net sales (in millions)	2023	2022	2021
Consumables and related revenues	$1,726.2	$1,888.9	$1,986.3
Instrumentation	239.1	252.6	265.3
Total	**$1,965.3**	**$2,141.5**	**$2,251.7**

Geographical Information

We sell our products in more than 170 countries. The following table shows total revenue by geographic market for the past three years (net sales are attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

Management Report

Net sales (in millions)	2023	2022	2021
United States	$935.3	$909.6	$909.7
Other Americas	84.8	88.1	97.7
Total Americas	1,020.1	997.8	1,007.4
Europe, Middle East and Africa	624.6	733.5	814.4
Asia Pacific, Japan and Rest of World	320.7	410.3	429.9
Total	**$1,965.3**	**$2,141.5**	**$2,251.7**

We have built an increasing presence in key markets as a growth strategy. In 2023, the top six growth markets—China, Brazil, India, South Korea, Mexico and Türkiye—contributed 12% of net sales. Russia was excluded as a market in early 2022 following the invasion of Ukraine, and the subsequent decision to stop business activities in Russia and Belarus.

Seasonality

Our business is not significantly impacted by seasonal factors. Historically, a significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in approval of government budgets, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent that their activities are impacted by public health concerns - for example, the timing and severity of viral infections such as the influenza or SARS-CoV-2 viruses.

Suppliers

We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location. Our supplier policy, which all new suppliers sign, is available on our website and contains requirements with regard to legal compliance, bribery and corruption, labor rights, non-discrimination and fair treatment, health and safety, as well as environmental protection and conservation. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance as appropriate. As part of our supplier assessment procedures, we evaluate on a monthly basis the supply performance of our raw material and component suppliers, and we assess on a continuous basis potential alternative sources of such materials and components, and on a yearly basis the risks and benefits of reliance on our existing suppliers.

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers and we closely monitor stock levels to maintain adequate supplies. In the second half of 2023, while the availability of raw materials improved over 2022, raw material prices continued to increase primarily driven by energy costs and inflation. We use long-term supply contracts when needed to secure raw materials and mitigate availability challenges when identified. The overall increase in energy costs and materials has had a significant adverse impact on our costs for raw materials, specifically plastics and packaging as well as for logistics. Long-term supply contracts have helped to limit the risks for shortages in electronic components, but have still resulted in price increases. We expect improved availability in 2024 under continued pricing pressure. We strive to maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. These initiatives help us minimize shortages and pricing pressures.

Management Report

Research and Development

We are committed to expanding our global leadership in Sample to Insight solutions in Molecular Diagnostics and the Life Sciences. We target our research and development resources at the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.

Innovation at QIAGEN follows parallel paths:

- Creating new systems for automation of workflows - platforms for laboratories, hospitals and other users of novel molecular technologies.
- Expanding our broad portfolio of novel content - including assays to detect and measure biomarkers for disease or genetic identification.
- Integrating QIAGEN Digital Insights with the testing process - software and cloud-based resources to interpret and transform raw molecular data into useful insights.

Innovation in automation systems positions us in fast-growing fields of molecular testing, and generates ongoing demand for our consumable products. We are developing and commercializing a deep pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Diagnostics in cancer and other diseases, and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony, QIAstat-Dx and NeuMoDx automation systems in the coming years, as well as next-generation sequencing (NGS) kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. We continue to develop applications for the QIAcuity digital PCR system which is designed to make digital PCR technology available to Life Sciences laboratories worldwide.

Sales and Marketing

We market our products primarily through subsidiaries in markets with the greatest sales potential in the Americas, Europe, Australia and Asia. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers' commercial needs, such as procurement processes, financing, data on costs and the value of our systems, and collaborative relationships. In many markets, we have specialized independent distributors and importers.

Our marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible, and enhancing relationships with commitment to technical excellence and customer service. Our approach seeks to engage customers through their preferred channels - online, by phone, in person, etc. - and to optimize investment in different customer types.

We continue to drive the growth of our digital marketing channels – including our website at **www.qiagen.com**, product-specific sites and social media. Since the onset of the pandemic there has been an increase in virtual events and use of digital sales channels. We have likewise increased the activities in digital marketing to adapt to these market changes, such as installing an in-house studio to facilitate creation of video content and live virtual events.

Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems. Information contained on our website, or accessed through it, is not part of this Annual Report.

My QIAGEN is an easy-to-use self-service portal that is personalized to our customers' needs and enables customers to manage different activities in one central place. Customers can now easily reorder, place bulk orders, apply quotes to their cart, and then track their order status. Functionality in the dashboard allows customers to monitor their instrument use and view the status of licenses and service agreements. Additionally, customers can access our exclusive content and services, such as webinars, handbooks and other documents.

Our GeneGlobe Design & Analysis Hub (**www.geneglobe.com**) is a valuable outreach to scientists in pharma and academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. The new hub brings

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next-level experiment planning, execution and follow-up to life science researchers, linking our QIAGEN Digital Insights solutions with ordering of assays to accelerate research.

We use a range of tools to provide customers with direct access to technical support, inform them of new product offerings, and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service hotline allows existing or potential customers to discuss a wide range of questions about our products and molecular biology procedures, online or via phone, with Ph.D. and M.Sc. scientists at QIAGEN. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products.

We also distribute publications, including our catalog, to existing and potential customers worldwide, providing new product information, updates, and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct marketing campaigns to announce new products and special promotions, and we offer personalized electronic newsletters and webinars highlighting molecular biology applications.

For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use digital ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In 2023, additions to our intangible assets outside of business combinations totaled $11.1 million and as of December 31, 2023, patent and license rights, net totaled $75.6 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2023, we owned 303 issued patents in the United States, 251 issued patents in Germany and 1,716 issued patents in other major industrialized countries. We had 360 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements upon commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property, subject to local laws.

See Risk Factors included in Risks and Risk Management for details regarding risks related to our reliance on patents and proprietary rights.

Management Report

Description of Property

Our primary production and manufacturing facilities for consumable products are located in Germany, the United States, Spain and China. Our facilities for software development are located in the United States, Germany, Poland, Denmark and Romania. In recent years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. We also have installed and continue to expand production-planning systems that are included in our integrated information and control system based on the SAP R/3 business software package from SAP SE. Worldwide, we use SAP R/3 software to integrate most of our operating subsidiaries and are currently undergoing a multi-year implementation of S/4HANA. Capital expenditures for property, plant and equipment totaled $149.7 million, $129.2 million and $189.9 million for 2023, 2022 and 2021, respectively.

We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For facilities that accommodate cGMP production, special areas were built and these facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH in Germany, and QIAGEN Sciences LLC in Maryland, are produced under ISO 9001: 2015, ISO 13485:2016, MDSAP. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the-art sample and assay technologies under our Total Quality Management system.

Our corporate headquarters are located in Venlo, The Netherlands. The table below summarizes our largest facilities. Other subsidiaries throughout the world lease smaller amounts of space.

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Facility location	Country	Purpose	Owned or leased	Square feet
Hilden	Germany	Manufacturing, warehousing, distribution, research and development and administration	Owned	986,000
Germantown, Maryland	U.S.	Manufacturing, warehousing, distribution and administration	Owned	285,000
Ann Arbor, Michigan	U.S.	Service Solutions, manufacturing, warehousing, distribution and administration	Leased	109,000
Shenzhen	China	Development, manufacturing, warehousing, distribution and administration	Leased	107,200
Manchester	U.K.	Development and Service Solutions	Leased	96,300
Frederick, Maryland	U.S.	Development, Service Solutions, manufacturing, warehousing and distribution	Leased	76,500
Wroclaw	Poland	Business service center	Leased	65,100
Beverly, Massachusetts	U.S.	Enzyme manufacturing	Leased	44,000
Barcelona	Spain	Development, manufacturing, warehousing, distribution, and administration	Leased	31,900
Manila	Philippines	Business service center	Leased	29,300
Shanghai	China	Service Solutions and administration	Leased	28,400
Gdańsk	Poland	Enzyme manufacturing, development, warehousing and administration	Leased	27,100
Germantown, Maryland	U.S.	Service Solutions and training center	Leased	13,500
Redwood City, California	U.S.	Bioinformatics	Leased	12,700
Gdynia	Poland	Enzyme manufacturing, development and warehousing	Leased	11,200

Each of our owned facilities in Hilden, Germany and Germantown, Maryland, has capacity for future expansion of up to 300,000 square feet of facility space. In 2023, we invested in our Hilden, Germany site to add an emergency power supply and renewable heating systems in order to reduce our dependency on carbon energy sources and to reduce our carbon emissions.

We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

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Operating and Financial Review

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management's expectations are those described in Risk Factors and Note Regarding Forward-looking Statements and Risk Factors in this Annual Report. The discussion that follows focuses on 2023 with comparisons to 2022. For discussion of the year ended December 31, 2022, compared to 2021, refer to our December 31, 2022 Annual Report.

Operating Results

Overview

Net sales growth continued in 2023 in the non-COVID product portfolio amid a challenging macro-environment, and total 2023 net sales of $2.0 billion reflect the advancement of our strategy of "Focus and Balance" on areas offering the highest growth potential. Focus involves our Five Pillars of Growth strategy to make significant investments in the commercialization and development of (1) Sample technologies, (2) QuantiFERON, (3) QIAcuity, (4) NeuMoDx and (5) QIAstat-DX. Balance involves developing our portfolio to address more than 500,000 customers across the Life Sciences and Molecular Diagnostics, as well as to build out our global presence in markets offering growth potential.

We made solid progress in driving growth of our consumables business, which accounts for over 85% of our sales, while expanding our installed instrument base.

Financial highlights of 2023 include:

- While net sales from our non-COVID product portfolio grew 8% in 2023, total net sales declined 8% over the year-ago period, reflecting a 66% decline in net sales from COVID-19 products.
- The operating income margin in 2023 was 21.0% of sales compared to 24.9% in 2022, reflecting lower sales contributions as well as higher expenses from recent production capacity expansion projects, investments in research and development include BLIRT S.A. and Verogen, Inc. which we acquired in May 2022 and January 2023, respectively.
- Net cash provided by operating activities declined 34% to $493 million in 2023 from $751 million in 2022. Results in 2023 reflected the reduced net income compared with 2022 results, as well as higher working capital requirements, in particular an increase in inventories to ensure product availability.

We continue to invest to support internal growth with a high level of investment into research and development for menu expansion of our key platforms as well as our IT infrastructure. Additionally, in January 2024, we completed a synthetic share repurchase that combined a direct capital repayment to shareholders with a reverse stock split. This approach is designed to return cash to shareholders in a more efficient way than through a traditional open-market repurchase program.

In January 2023, we acquired Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 based in San Diego, California, supports the global human identification community with NGS tools and professional services to help resolve criminal and missing-persons cases. In May 2022, we acquired BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk, Poland. These acquisitions were not significant to the overall consolidated financial statements.

As of April 1, 2022, the results of our subsidiary in Türkiye are reported under highly inflationary accounting, as the prior three-years cumulative inflation rate exceeded 100%.

Foreign Currencies

The reporting currency of QIAGEN N.V. is the U.S. dollar. The functional currency of most of our subsidiaries are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar

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equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income.

Year Ended December 31, 2023, Compared to 2022

Net Sales

(in millions)	2023		2022		
Product type	Net sales	% of net sales	Net sales	% of net sales	% change
Consumables and related revenues	$1,726.2	88 %	$1,890.4	88 %	-9 %
Instruments	239.1	12 %	252.6	12 %	-5 %
Net sales	**$1,965.3**		**$2,143.0**		**-8%**
Customer class					
Molecular Diagnostics	$1,035.5	53 %	$1,127.7	53 %	-8 %
Life Sciences	929.8	47 %	1,015.3	47 %	-8 %
Net sales	**$1,965.3**		**$2,143.0**		**-8%**

(in millions)	2023		2022		
Product group	Net sales	% of net sales	Net sales	% of net sales	% change
Sample technologies	$663.0	34 %	$798.4	37 %	-17 %
Diagnostic solutions	697.6	35 %	660.9	31 %	+6 %
PCR / Nucleic acid amplification	300.2	15 %	390.8	18 %	-23 %
Genomics / NGS	238.9	12 %	224.8	10 %	+6 %
Other	65.6	3 %	68.1	3 %	-4 %
Net sales	**$1,965.3**		**$2,143.0**		**-8%**

Sample technologies involve the sale of consumables kits and instruments for use in obtaining DNA, RNA and proteins from biological samples. Overall sales in this product group declined 17% in 2023 to $663.0 million, due to significant drop-off in the pandemic testing demand. Growth in Non-COVID product sales were supported by higher sales of consumables that more than offset the decline in instruments. Sales results for 2023 were adversely impacted by approximately one percentage point of currency movements over the prior year.

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Diagnostic Solutions involve the sale of regulated consumables kits and instruments for use in clinical healthcare, as well as revenues from our Precision Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group grew 6% to $697.6 million in 2023. The QuantiFERON-TB test for tuberculosis detection maintained a solid pace with 24% growth in 2023 and QIAstat-DX sales rose, supported by an ongoing high level of placements. NeuMoDx sales were down compared to the significant COVID-19 sales in 2022, but exceeded the annual sales goal in 2023. Sales in the rest of this product group declined, mainly due to lower sales of COVID-19 products.

PCR / Nucleic Acid Amplification involves consumables kits and instruments used in non-regulated applications. Sales in this product group fell 23% to $300.2 million due to a sharp decline in COVID product group demand, as well as the drop-off in sales of OEM products. The QIAcuity digital PCR system delivered solid growth in 2023 over 2022 results, driven by increasing consumables pull through and new placements especially to biopharma customers.

Genomics / NGS involves our portfolio of universal solutions for use on any next-generation sequencer (NGS) as well as the QIAGEN Digital Insights bioinformatics business and other products used in genomics analysis workflows. Sales in this product group rose 6% to $238.9 million in 2023 driven by business expansion in the bioinformatics business and the portfolios of universal NGS solutions for use with various third-party NGS systems.

Geographic region (in millions)	2023	2022	% change
Americas	$1,020.1	$997.8	+2 %
Europe, Middle East and Africa	624.6	734.9	-15 %
Asia Pacific, Japan and Rest of World	320.7	410.3	-22 %
Net sales	**$1,965.3**	**$2,143.0**	**-8%**

The **Americas** region led the performance among our three regions, with overall results reflecting the COVID-19 product contributions in 2022. Higher sales were seen in the U.S. and Mexico, against lower results in Canada over the prior year. Sales in this region were not materially affected by currency movements.

The **Europe, Middle East and Africa (EMEA)** region's results were also affected by the decline in COVID-19 sales, partially offset by one percentage point of favorable currency movements against the U.S. dollar. Among the top-performing countries in 2023 were Spain, France and the United Kingdom.

The **Asia Pacific, Japan and Rest of World** region saw an overall sales decline in 2023 over the prior year. Sales in this region were adversely impacted by three percentage points from unfavorable currency movements against the U.S. dollar.

Gross Profit

(in millions)	2023	2022	% change
Gross profit	$1,228.3	$1,376.2	-11%
Gross margin	62.5%	64.2%	

The gross margin in 2023 primarily reflects changes in individual product sales and mix. Generally, our consumables and related products have a higher gross margin than our instrumentation products and service arrangements. Fluctuations in the sales levels between periods can cause changes in gross profit between periods. In 2023, gross margin decreased in line with the significant decline in the overall sales level, which was mainly due to the sharp reduction in COVID-19 product group revenues. The gross margin in 2023 also includes costs for higher material and logistics costs over the year-ago periods.

The amortization expense on acquisition-related intangibles within cost of sales increased to $64.2 million in 2023 compared to $60.5 million in 2022 and includes amortization related to Verogen acquired in January 2023. Our acquisition-related intangible amortization will increase in the event of future acquisitions.

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Operating Expenses

	2023		2022		
(in millions)	Expenses	% of net sales	Expenses	% of net sales	% change
Sales and marketing	($470.5)	23.9 %	($488.7)	22.8 %	-4%
Research and development	(192.2)	9.8 %	(181.0)	8.4 %	+6%
General and administrative	(117.4)	6.0 %	(128.3)	6.0 %	-8%
Restructuring, acquisition, integration and other, net	(34.5)	1.8 %	(44.8)	2.1 %	-23%
Other operating income	0.6	— %	0.3	— %	
Other operating expense	(1.4)	0.1 %	(0.4)	0.0 %	
Total operating expenses	**($815.2)**	**41.5 %**	**($842.9)**	**39.3 %**	
Income from operations	$413.1	21.0 %	$533.3	24.9 %	

Sales and Marketing

Sales and marketing expenses declined 4% to $470.5 million over 2022, and rose to 23.9% of sales from 22.8% in 2022. The overall decrease in sales and marketing expenses primarily reflects lower freight and other supply chain costs. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. The increased use of digital customer engagement continues to build on the new habits of customers and enhance customer engagement with a focus on greater efficiency and effectiveness.

Research and Development

Research and development expenses increased 6% to $192.2 million in 2023 compared to 2022 and rose to 9.8% of sales from 8.4% in 2022. Results for 2023 included $2.6 million of unfavorable currency exchange movements. Research and development expense reflects our continued focus on our Five Pillars of Growth, including investments in NeuMoDx, QIAstat-Dx and QIAcuity. These investments are targeting new applications within our Five Pillars of Growth to drive sustainable post-pandemic expansion. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.

General and Administrative

General and administrative expenses declined 8% to $117.4 million in 2023 and remained unchanged to 6% of sales compared to 2022. These results reflect lower share-based compensation expense together with efficiency gains across many administrative functions partially offset by investments into our information technology systems (including an upgrade of the SAP enterprise resource planning system) and into cyber security measures. Results for 2023 included $1.0 million of unfavorable currency exchange movements. We expect future costs to increase due to higher licensing and information technology costs as well as increased cyber security costs.

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Restructuring, Acquisition, Integration and Other, net

Restructuring, acquisition, integration and other, net expenses decreased to $34.5 million in 2023, or 1.8% of sales, from $44.8 million, or 2.1% of sales, in 2022. Expenses incurred in 2023 included charges related to the 2022 restructuring program, as discussed further in Note 6 "Restructuring," as well as costs related to our acquisition of Verogen, Inc. in January 2023. Expenses incurred in 2022 included costs related to our BLIRT S.A. acquisition in May 2022 and impairments and charges related to our decision to suspend business in Russia, Ukraine and Belarus in the first quarter of 2022 as well as impairments to intangible assets of $12.8 million and impairments related to Ellume, as further discussed in Note 12 "Goodwill and Intangible Assets." Additionally in 2022, we incurred $4.6 million of charges related to the 2022 restructuring program.

Financial Income (Expense)

(in millions)	2023	2022	% change
Financial income	$79.0	$33.2	+138 %
Financial expense	(55.9)	(60.1)	-7 %
Gain from equity accounted investments	4.2	3.8	+11 %
Non-monetary loss, net	—	(5.4)	-100 %
Other financial results	134.1	161.8	-17 %
Total financial income, net	**$161.4**	**$133.3**	**+21%**

Financial income includes interest earned on cash, cash equivalents and short-term investments, income related to certain interest rate derivatives as discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" and other components including the interest portion of operating lease transactions. The increase in 2023 compared to the prior year was due to increasing interest rates and the duration and level of short-term investments held during the period.

Financial expense primarily relates to debt, as discussed in Note 16 "Financial Debts" in the accompanying notes to consolidated financial statements. The decrease in 2023 compared to 2022 is driven by the repayment of the 2023 Notes that matured in September 2023 totaling $400.0 million partially offset by the issuance of German private placement bonds in July and August 2022 totaling €370.0 million.

Our share of income from equity accounted investments resulted in gains of $4.2 million and $3.8 million for the years ended December 31, 2023 and 2022, respectively, as discussed in Note 11 "Equity Accounted Investments."

Other financial results was $134.1 million of income for the year ended December 31, 2023. Other financial results included a gain of $182.8 million related to the embedded cash conversion option on the cash convertible notes and $141.6 million related to the fair value change in warrants and embedded conversion option as discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments." These were partially offset by a loss of $182.0 million related to the change in the fair value of equity options also discussed in Note 26, $4.2 million of impairments in non-marketable investments not accounted for under the equity method, and loss of $4.1 million on foreign currency transactions.

Other financial results was $161.8 million of income for the year ended December 31, 2022. Other financial results included $161.1 million related to the fair value change in warrants and embedded conversion option and a gain of $2.7 million on foreign currency transactions. These were partially offset by $2.0 million related to the change in fair value of interest rate derivatives.

Management Report

Income Tax Expense

(in millions)	2023	2022	% change
Income before income taxes	$574.5	$666.6	-14%
Income tax expense	(89.6)	(91.0)	-1%
Net income	**$484.8**	**$575.7**	
Effective tax rate	15.6 %	13.6 %	

In 2023, our effective tax rate was 15.6% compared to 13.6% in 2022. Our effective tax rate differs from the Netherlands statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is nontaxable in Dubai. The effective tax rate in 2022 reflects the release of uncertain tax positions following the conclusion of tax audits covering the 2014 to 2016 years in the second quarter of 2022. See Note 17 "Income Tax" to the consolidated financial statements for a full reconciliation of the Netherlands' statutory income tax rate to the effective tax rate.

Global Minimum Tax (Pillar Two)

In December 2021, the Organization for Economic Co-operation and Development (OECD) Inclusive Framework released model rules focused on "Addressing the Challenges of the Digitalization of the Economy." The breadth of the OECD project extends beyond pure digital businesses and is likely to impact most large multinational businesses by both redefining jurisdictional taxation rights and establishing a 15% global minimum tax (referred to as Pillar Two). The Netherlands formally enacted the Pillar Two legislation into domestic law and certain aspects of Pillar Two are effective January 1, 2024, and other aspects effective January 1, 2025. Under the legislation, we may, briefly stated, be required to pay top-up tax on profits that are taxed at an effective tax rate of less than 15%. We expect to be subject to the top-up tax in relation to our operations in the United Arab Emirates (UAE), where the Pillar Two effective tax rate is below 15%. Had the Pillar Two legislation been effective for the year ended December 31, 2023, the effective tax rate under IFRS, including the top-up tax on our operations in the UAE, is estimated to have been approximately 17% which would have been approximately 1% higher than the reported tax rate of 15.6%. The proportion of profit before tax subject to top-up tax under Pillar Two and the effective tax rates in 2024 will depend on the development of results in the various jurisdictions in which we operate and other factors such as development in interest rates, foreign currency rates and relative weight of the results in each of the jurisdictions.

In future periods, our effective tax rate may fluctuate due to similar or other factors as discussed in “Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility” in Risk Factors.

Liquidity and Capital Resources

To date, we have funded our business through internally generated funds, debt, as well as private and public sales of equity. Our primary use of cash has been to strengthen our business operations, while our investing activities have focused on capital expenditure requirements and acquisitions.

(in millions)	2023	2022
Cash and cash equivalents	$667.3	$730.3
Short-term investments	389.7	687.6
Total cash and cash equivalents and short-term investments	**$1,057.0**	**$1,417.9**
Working capital	$1,018.2	$1,339.8

Management Report

Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2023, cash and cash equivalents had decreased by $63.0 million from December 31, 2022, primarily as a result of cash used in financing activities of $460.6 million and cash used in investing activities of $94.5 million, partially offset by cash provided by operating activities of $492.8 million as discussed in the Cash Flow Summary below. The decrease in short-term investments at December 31, 2023, is the result of our active cash management. The overall lower cash and cash equivalent balance together with a higher current portion of long-term debt led to the decrease of working capital at December 31, 2023.

Cash Flow Summary

(in millions)	2023	2022
Net cash provided by operating activities	$492.8	$751.1
Net cash used in investing activities	(94.5)	(735.6)
Net cash used in financing activities	(460.6)	(152.6)
Effect of exchange rate changes on cash and cash equivalents	(0.6)	(12.5)
Net decrease in cash and cash equivalents	**($63.0)**	**($149.6)**

Operating Activities

For the year ended December 31, 2023, we generated net cash from operating activities of $492.8 million compared to $751.1 million in 2022. While net income was $484.8 million in 2023, non-cash components in income included $211.3 million of depreciation and amortization, $47.1 million of share-based compensation and $30.2 million of amortization of debt discount and issuance costs. Cash flow impacts from changes in operating assets and liabilities primarily reflect increased inventories to support customer demand trends in light of global supply chain tensions. Given that we rely heavily on cash generated from our operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technology advances by competitors could have a negative impact on our liquidity.

Investing Activities

Approximately $94.5 million of cash was used in investing activities in 2023 compared to $735.6 million in 2022. Investing activities during 2023 consisted principally of $839.4 million for purchases of unquoted debt securities, $149.5 million of net cash paid for the acquisition of Verogen, Inc., $137.0 million for purchases of quoted debt securities, $121.4 million paid for intangible assets, $66.6 million paid to our derivative counterparties to collateralize our derivative liabilities with them as discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" and $41.4 million in cash paid for purchases of property and equipment. This was partially offset by cash inflows of $1.1 billion from the redemption of unquoted debt securities and $215.6 million from the redemption of quoted debt securities.

Cash used in investing activities during 2022 consisted principally of $1.1 billion for purchases of unquoted debt securities, $267.6 million for purchases of quoted debt securities, $93.0 million paid for intangible assets, $63.7 million of net cash paid for the acquisition of BLIRT S.A., $56.3 million for purchases of property, plant and equipment and $9.9 million returned to us from our derivative counterparties with cash provided to them to collateralize our derivative liabilities with them. This was partially offset by cash inflows of $694.0 million from the redemption of unquoted debt securities and $189.1 million from the redemption of quoted debt securities.

Financing Activities

For the year ended December 31, 2023, cash used in financing activities was $460.6 million compared to $152.6 million in 2022. Financing activities during 2023 included $400.0 million for the repayment of long-term debt, $26.8 million payment of leases, $17.7 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards, and $16.3 million paid to our derivative counterparties to collateralize derivative assets that we hold with them.

Management Report

In 2022, cash used in financing activities totaled $152.6 million and consisted of $480.0 million for the repayment of long-term debt, $26.8 million payment of lease, $25.4 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards, and $4.6 million in cash paid for contingent consideration. This was partially offset by proceeds of $371.5 million from the issuance of long-term debt and $12.6 million received from our derivative counterparties to collateralize derivative assets that we hold with them.

Other Factors Affecting Liquidity and Capital Resources

As of December 31, 2023, we carry $1.5 billion of long-term debt, of which $0.6 billion is current and $0.9 billion is long-term.

In July and August 2022, we completed a German private placement bond (2022 Schuldschein), which was issued in various tranches totaling €370.0 million ($371.5 million) due in various periods through 2035 as described more fully in Note 16 "Financial Debts." The interest rate is linked to our ESG performance. As of December 31, 2023, a total of $408.0 million is outstanding.

In December 2020, we issued $500.0 million aggregate principal amount of zero coupon Convertible Notes due in 2027 (2027 Notes). The 2027 Notes will mature on December 17, 2027, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Financial Debts."

In November 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes due in 2024 (2024 Notes). Interest on the 2024 Notes is payable semiannually in arrears at a rate of 1.000% per annum. The 2024 Notes will mature on November 13, 2024, unless repurchased or converted in accordance with their terms prior to such date.

In September 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes due in 2023 (2023 Notes) which were due and repaid in September 2023.

In 2017, we completed a German private placement (2017 Schuldschein) consisting of various tranches denominated in U.S. dollars or euros at either floating or fixed rates, and due at various dates through June 2027. As of December 31, 2023, a total of $121.0 million is outstanding.

In December 2020, we obtained a €400 million syndicated revolving credit facility with a contractual life of three years, and with the ability to be extended twice by a one-year period. No amounts were utilized during 2023. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above EURIBOR, and is offered with interest periods of one, three or six months. The interest rate is linked to our ESG performance. We have additional credit lines totaling €13.0 million with no expiration date. None of these credit lines were utilized in 2023.

We have lease obligations, including interest, in the aggregate amount of $109.9 million, of which $25.1 million was current as of December 31, 2023. We also have purchase obligations of $98.8 million and license commitments of $7.2 million. In connection with certain acquisitions that we have completed, QIAGEN could be required to make additional contingent cash payments of up to $20.7 million based on the achievement of certain revenue and operating results milestones. These obligations are further discussed in Note 13 "Leases" and Note 20 "Commitments and Contingencies" in the consolidated financial statements.

Liabilities associated with uncertain tax positions, including interest and penalties, were estimated at $98.9 million as of December 31, 2023. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by the respective taxing authorities and expiration of statutes of limitation for assessment of additional taxes. Therefore, we cannot reasonably estimate when, if ever, this amount will be paid.

In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 7, 2024, and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 3% to

223.9 million (of which 2.5 million are held in Treasury Shares) as of January 31, 2024.

We did not use special purpose entities and did not have any off-balance sheet financing arrangements during the years ended December 31, 2023 and 2022.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans, and that the market performance of our shares will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional debt or equity financing. We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, would be sufficient to fund our planned operations and expansion in the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Policy on Dividend Distribution

We have not paid any dividends on our Shares since our inception. In January 2017 and January 2024 we completed synthetic share repurchases that combined direct capital repayments with reverse stock splits.

Credit Rating

We currently do not have a rating issued by any credit rating agency.

Risks and Risk Management

Risk Management

Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls.

QIAGEN is managed by a Managing Board and an independent Supervisory Board appointed by the General Meeting of Shareholders. One of the Managing Board's responsibilities is the oversight of the risk management system. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of this system. These policies and procedures are embodied in our corporate governance, code of ethics and financial reporting controls and procedures. A variety of functional experts evaluate these business risks, attempting to mitigate and manage them on an ongoing basis.

Identified risks are sub-divided into three types:

- a base business risk that is specific to us or our industry and threatens our existing business;
- a business growth risk that is specific to us or our industry and threatens our future business growth; and
- an underlying business risk that is not specific to us or our industry, but applies to a larger number of public companies.

All identified risks are evaluated based on their likelihood of occurring and their potential impact (estimated in monetary terms) on disrupting our progress in achieving our business objectives. The overall risk management goal is to identify risks that could significantly threaten our success and to provide management the opportunity to successfully implement mitigation actions on a timely basis. The results of the risk assessment, and any updates, are reported to the Audit Committee of the Supervisory Board on a regular basis. A detailed risk reporting update is provided each quarter to the Audit Committee for specific risks that have been newly identified or have changed since the previous assessment. At least once on an annual basis, the Supervisory Board discusses the corporate strategy and business risks, as well as the results of an assessment by the Managing Board and the Audit Committee of the structure and operations of the internal risk management and control systems, including any significant changes.

Our corporate governance structure outlines the responsibilities of our Managing Board and Supervisory Board (discussed in more detail in their respective sections in the Corporate Governance chapter) and the function of the Audit Committee of the Supervisory Board (discussed in more detail in the Supervisory Board Report). We maintain internal controls to ensure the integrity of financial reporting, which is described further in Controls and Procedures. Additionally, we have a Compliance Committee that consists of senior executives from various functional areas who are responsible for ensuring compliance with legal and regulatory requirements, as well as overseeing the communication of corporate policies, including our Code of Ethics as described further in the Governance section of our Sustainability Statement of this Annual Report.

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Risk Management
Base Business Risk
• Identification and monitoring of competitive business threats • Monitoring complexity of product portfolio • Monitoring dependence on key customers for single product groups • Reviewing dependence on individual production sites or suppliers • Evaluating purchasing initiatives, price controls and changes to reimbursements • Monitoring production risks, including contamination prevention and high-quality product assurance • Ensuring our ability to defend against intellectual property infringements and maintain competitive advantage after expiration
Business Growth Risk
• Managing the development and successful completion of key R&D projects, including regulatory approvals • Managing successful integration of acquisitions to achieve anticipated benefits
Underlying Business Risk
• Evaluating financial risks, including global economic risks and currency rate fluctuations against the U.S. dollar (our reporting currency) • Evaluating and monitoring international hostilities • Monitoring financial reporting risks, including multi-jurisdiction tax compliance • Reviewing possible asset impairment events • Assessing cyber security, compliance and legal risks, including safety in operations and environmental hazard risks, compliance with various regulatory bodies and pending product approvals • Monitoring risks of FCPA (Foreign Corrupt Practices Act) or antitrust concerns arising from a network of subsidiaries and distributors in foreign countries

Risk Factors

The risks described below are listed in the order of our current view of their expected significance. Describing the risk factors in order of significance does not imply that a lower-listed risk factor may not have a material adverse impact on our results of operations, liquidity or capital resources.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our success will depend in part on continuous, timely development and introduction of new products that address sometimes rapidly evolving market requirements, such as the pandemic caused by the SARS-CoV-2 virus. We believe successful new product introductions provide a significant competitive advantage because many customers make an investment of time into selecting and learning how to use a new product and are reluctant to switch after these efforts. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted by customers, we may lose market share to our competitors that would be difficult or impossible to regain. An inability to successfully develop and introduce new products, for technological or other reasons, could reduce our growth prospects or otherwise have an adverse effect on our business. In the past, we have experienced delays in the development and introduction of new products, caused by delays in regulatory approvals, for example, or decisions to stop development of projects, and we may experience delays or make decisions to stop certain product development in the future.

As a result, we cannot assure you that we will keep pace with the rapid rate of developments in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or regulatory approval, or compete successfully with companies offering similar or new technologies. Some of the factors affecting market acceptance of a new product include:

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- availability, quality and price relative to existing competitor products;
- the timing of introduction of the new product relative to competitive products;
- perceptions of the new product's utility;
- citation of the new product in published research;
- regulatory trends and approvals; and
- general trends in life sciences research, applied markets and molecular diagnostics.

In the development of new products, we may make significant investments in intellectual property, software solutions and manufacturing capacity. These investments increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until products potentially reach a minimum level of market acceptance and sales. The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially have an adverse effect on our business, financial condition and results of operations.

Our continued growth depends significantly on the success of new products in the molecular research and testing markets that we serve, and our ability to scale manufacturing capacities to meet customer demands. Important product programs in early commercialization stage include the QIAstat-Dx system for one-step, fully integrated molecular analysis of hard-to-diagnose syndromes, the NeuMoDx 96 and 288 systems offering fully integrated PCR clinical testing, and the QIAcuity digital PCR system.

The speed and level of adoption of our new automation platforms will affect sales not only of instrumentation but also of consumables kits – identified as sample and assay kits – that are designed to run on the systems in a "razor-razorblade" model. The rollout of new automation platforms are intended to drive the dissemination and increasing sales of consumables for these systems. We are developing or co-developing new kits for these platforms and seeking regulatory approvals for a number of new products. In turn, the availability and regulatory approval of more tests for processing on the QIAstat-Dx, NeuMoDx and QIAcuity systems will influence the value of the instruments to prospective customers. Slower adoption of these systems could significantly affect sales of instruments as well as consumables products designed to run on these platforms.

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown in recent years, with total net sales increasing to $1.97 billion in 2023 from $1.53 billion in 2019. In addition to incremental sales from our global response to the COVID-19 pandemic, we have made a series of acquisitions in recent years, including the acquisitions of Verogen, Inc. in January 2023 and BLIRT S.A. in 2022. We intend to identify and acquire other businesses in the future that support our strategy to build on our global leadership position in providing Sample to Insight solutions focused on molecular research and clinical testing. The successful integration of acquired businesses requires a significant effort and expense across all operational areas.

We continue to make investments to expand our existing business operations. These projects increase our fixed costs, resulting in higher operational costs in the short term that will negatively impact our gross profit and operating income until we more fully utilize the additional capacity of these facilities. The expansion of our business and the addition of new personnel may place a strain on our management and operational systems. As we continue to upgrade our operating and financial systems, as well as expand the geographic presence of our operations, we intend to continue to assess the need to reallocate existing resources or hire new employees, as well as increase responsibilities for both existing and new management personnel.

Our future operating results will depend on our ability to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our

growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisitions successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years, we have acquired and integrated a number of companies, as mentioned earlier, through which we have gained access to new technologies, products and businesses that complement our internally developed product lines. In the future, we expect to acquire additional technologies, products or businesses to expand our operations. Acquisitions potentially expose us to new operating and financial risks, including risks associated with the:

- assimilation of new products, technologies, operations, sites and personnel;
- integration and retention of fundamental personnel and technical expertise;
- application for and achievement of regulatory approvals or other clearances;
- diversion of resources from our existing products, business and technologies;
- generation of sales;
- implementation and maintenance of uniform standards and effective controls and procedures;
- exposure to cyber security risks or compromise of acquired entities;
- maintenance of relationships with employees, customers and suppliers, and integration of new management personnel;
- issuance of initially dilutive equity securities;
- incurrence or assumption of debt and contingent liabilities;
- increased exposure to geopolitical risks;
- amortization or impairment of acquired intangible assets or potential businesses; and
- exposure to liabilities of and claims against acquired entities or personnel, including patent litigation.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by adverse general conditions in the global economy and financial markets, including inflation and rising interest rates. Direct conflicts, such as the ongoing wars in Ukraine and the Middle East, and an increasingly challenging economic environment lead to uncertainty about the future. Trade restrictions or export controls, as were seen with the Russia-Ukraine war, could disrupt our supply chain and flow of products if they disturb the international flow of goods and increase costs.

Our results of operations could also be negatively impacted if the U.S. federal government were to enact automatic spending cuts (sequestration), which have occurred in the past. Such a decision could add uncertainty to the timing and the availability of budget funds for investment decisions by our customers—particularly researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health (NIH) and similar bodies.

While there has been global economic recovery from the COVID-19 pandemic, higher inflation continues, including on raw material prices which also reflect higher energy costs. The overall increase in energy costs and materials has had a significant adverse impact on our business.

Access to financing in the global financial markets has been adversely affected for many businesses in light of the high-inflation environment. The central banks in the U.S., the United Kingdom and the Euro Zone tightened their monetary

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policies materially beginning in 2022 by raising interest rates, and continued headwinds and volatility are expected in 2024. This may impact our ability to obtain new or refinance existing debt facilities at competitive rates.

Additionally, our customers may face internal financing pressures that adversely impact spending decisions or the ability to purchase our products, or that lead to a delay in collection of receivables and thus negatively impact our cash flow. A severe or prolonged economic downturn could result in a variety of risks to our business that would adversely impact our results of operations, including the reduction or delay in planned improvements to healthcare systems in various countries, the reduction of funding for life sciences research, and intensified efforts by governments and healthcare payors regarding cost-containment efforts.

As is the case for many businesses, we face the following risks in regard to financial markets:

- severely limited access to financing over an extended period of time, which may affect our ability to fund our growth strategy and could result in delays to capital expenditures, acquisitions or research and development projects;
- failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty's inability to fulfil its payment obligations;
- inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and
- increased volatility or adverse movements in foreign currency exchange rates.

Our global operations may be affected by actions of governments, global or regional economic or public health developments, weather or transportation delays, epidemics or pandemics, natural disasters or other force majeure events (collectively, unforeseen events) which may negatively impact our suppliers, our customers or us.

Our business involves operations around the world. Our primary manufacturing facilities are located in Germany, the U.S., Spain and China. We have established sales subsidiaries in numerous countries, and our products are sold through independent distributors serving more than 60 countries. Our global footprint exposes us to unforeseen events, such as the COVID-19 pandemic, or other natural events. We have analyzed climate change risk and its potential impact on our largest production and logistics sites, as well as important sites of our key suppliers. No material risks were identified that could potentially impact our business, operations, sales or expenditures. However, our facilities may be harmed by unforeseen events. In the event that we or our customers are affected by a disaster, we may experience delays or reductions in sales or production. We may also face significantly increased costs or be required to identify alternate suppliers and/or rely on third-party manufacturers.

To the extent that our suppliers are impacted by a natural disaster or other disruption, we may experience periods of reduced production. Any unexpected interruptions in our production capabilities may lead to delayed or lost sales and adversely affect our results of operations for a specific period.

In addition, to the extent we temporarily shut down any facility following such an unforeseen event, we may experience disruptions in our ability to manufacture or ship products to customers or otherwise operate our business. Many of our products are manufactured in a single location, and we may experience significantly adverse effects to the extent that these manufacturing operations are disrupted and cannot be replaced elsewhere.

While our global operations give us the ability to ship some products from alternative sites, we may not be able to do so because the facilities of our customers are shut or the local logistics infrastructure is not functioning. As a result, our sales, profitability and cash flows would suffer.

Damage to our property due to unforeseen events, and the resulting disruption of our business, may be covered by insurance. However, this insurance may not be sufficient to cover all of our potential losses, and the insurance coverage may not continue to be available to us on acceptable terms, or at all. In addition, we may incur incremental costs following an unforeseen event, which will reduce profits and adversely affect our results of operations.

Terrorist attacks and international hostilities and instability in any region could adversely affect our business.

Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the global supply chain and materially impact the availability of and prices for energy and other raw materials. In February 2022, the government of Russia invaded Ukraine. The ongoing war is so far confined to Ukraine, but any expansion into other countries could materially disrupt our operations in Europe and/or increase our operating costs. In addition, Russia's prior annexation of Crimea, the annexation of various regions of Ukraine and subsequent military interventions have led to sanctions being levied by the European Union, the U.S. and other countries against Russia. Additionally, in October 2023, Hamas launched a series of coordinated attacks on Israeli targets, and Israel responded by formally declaring war on Hamas. The armed conflict is ongoing and rapidly evolving as of the date of this filing, and its length and outcome are highly unpredictable.

These conflicts and similar current and future conflicts could lead to significant market and other disruptions, instability in financial markets, supply chain interruptions, political and social instability and other material and adverse effects on macroeconomic conditions, any of which could magnify the impact of other risks described in this Annual Report.

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials to create our products from a number of suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials in a timely manner or in sufficient quantity or quality to produce certain products, and this could have an adverse impact on our results of operations.

In 2022, the volatility in product availability and pricing drastically increased compared to previous years. In 2023, while availability continued to improve, raw material prices increased, reflecting higher energy costs and inflation. Supply chain constraints have required, and may continue to require, in certain instances, alternative delivery arrangements and increased costs and could have a material adverse effect on our business and operations.

We rely heavily on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers typically keep only a modest inventory of our consumables kits on hand, and consequently often require rapid delivery of purchases. Additionally, some of our products require complex supply chains, such as constant cold storage or shipment using dry ice. As a result, we rely heavily on air cargo carriers and logistic suppliers. If these services are suspended or delayed, and other delivery and logistic suppliers cannot provide satisfactory services, customers may be forced to suspend a significant amount of their work. The lack of adequate delivery alternatives would have a serious adverse impact on our customer relations and results of operations.

Changes in tax laws or their application or the termination or reduction of certain government tax incentives, could adversely impact our overall effective tax rate, results of operations or financial flexibility.

Our effective tax rate reflects the benefit of some income being partially exempt from income taxes due to various inter-company operating and financing activities. The benefit also derives from our global operations, where income or loss in some jurisdictions is taxed at rates higher or lower than the statutory rate of 25.8% in the Netherlands. Changes in tax laws, including changes resulting from the current work being led by the Organization for Economic Co-operation

and Development (OECD) Inclusive Framework focused on "Addressing the Challenges of the Digitalization of the Economy", or their application with respect to matters such as changes in tax rates, transfer pricing and income allocation, utilization of tax loss carry-forwards, inter-company dividends, controlled corporations, and limitations on the deductibility of interest and foreign related-party expenses, and changes to tax credit mechanisms, could increase our effective tax rate and adversely affect our results of operations and limit our ability to repurchase our Common Shares without experiencing adverse tax consequences.

The breadth of the OECD project extends beyond pure digital businesses and is likely to impact most large multinational businesses by both redefining jurisdictional taxation rights and establishing a 15% global minimum tax (referred to as Pillar Two). The Netherlands formally enacted the Pillar Two legislation into domestic law and certain aspects of Pillar Two are effective January 1, 2024, and other aspects effective January 1, 2025. Although global enactment has begun, the OECD and participating countries continue to work on defining the underlying rules and administrative procedures. Pillar Two is effective for us in 2024.

The increased tax burden as a result of changes in law could be material and may adversely affect our results of operations, cash taxes and effective tax rate. Additionally, depending on the timing of effective dates, changes in tax law may limit our ability to accurately forecast the related tax impacts. If our tax positions are challenged by taxing authorities or other governmental bodies, such as the European Commission, we could incur additional tax liabilities, which could also have an adverse effect on our results of operations, financial flexibility or cash flow.

We rely on secure communication and information systems and are subject to privacy and data security laws which, in the event of a disruption, breach, violation or failure, could adversely affect our business.

We rely heavily on communications and information systems to conduct our business. In the ordinary course of business, we collect and store sensitive data, including our own intellectual property and other proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information (PII) of our customers and employees, in our data centers and on our networks or in the cloud. Our operations rely on the secure processing, storage and transmission of confidential and other information on both our own and cloud-based computer systems and networks. We have made significant investments to ensure our employees are aware of cyber security risks facing our company and how to prevent data breaches. We have modernized our cyber security tools, and are continually updating our cyber security processes, in an attempt to keep pace with evolving cyber security risks. In spite of our efforts, we are unable to completely eliminate these risks, and occasionally experience minor cyber security incidents. External phishing emails (occurring outside of our computer services) are a growing threat for our customers. These emails could lead to the disclosing of intellectual property or personally identifiable information, which could lead to financial harm or reputational damage. While our cyber security team works diligently with our employees around the world, as well as with our customers, to mitigate these threats by helping to identify and analyze phishing emails, we cannot guarantee that sensitive data will not be lost or stolen.

A breach in cyber security due to unauthorized access to our computer systems or misuse could include the misappropriation of assets or sensitive information, the corruption of data, or other operational disruption. Failures in our computer systems and networks could be caused by internal or external events, such as incursions by intruders or hackers, computer viruses, failures in hardware or software, or cyber-terrorists. Furthermore, there is an increased risk of cyber security attacks by state actors due to the Russian war with Ukraine. Russian ransomware gangs have threatened to increase hacking activity against critical infrastructure of any nation or organization that retaliates against Russia. Any such increase in such attacks on our third-party providers or other systems could adversely affect our network systems or other operations. If we experience a breach or failure of our systems, we could experience potentially significant operational delays due to the disruption of systems, loss due to theft or misappropriation of assets or data, or negative impacts from the loss of confidential data or intellectual property. We may face significant liability in the event personal information that we maintain is lost or otherwise subject to

misuse or other wrongful use, access or disclosure. Furthermore, we could experience significant negative publicity that could result in reputation or brand damage with customers or partners.

Additionally, we are subject to privacy and data security laws across multiple jurisdictions. These include laws relating to the storage of health information that are complex, overlapping, sometimes contradictory and rapidly evolving. In the U.S., individual states regulate requirements and have authority over privacy and personal data protection. For example, the California Consumer Privacy Act of 2018 (CCPA), which took effect on January 1, 2020, imposes expansive new requirements and protections upon the processing of personal data, aimed at giving California consumers more visibility into and control over their personal information. The U.S. states of Virginia and Colorado also enacted comprehensive data privacy laws similar to the CCPA, both of which became effective in 2023. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted. There are also European privacy laws, such as the General Data Protection Regulation (GDPR) of the European Union, that impose restrictions on the transfer, access, use and disclosure of health and other personal information. As our activities continue to evolve and expand, we may be subject to additional laws that impose further restrictions on the transfer, access, use and disclosure of health and other personal information, which may impact our business either directly or indirectly. A failure to comply with applicable privacy or security laws or significant changes in these laws could subject us to costly regulatory action or lawsuits, and could adversely impact our reputation, business and future business plans.

We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which may negatively impact our ability to grow revenues in the healthcare market or our profitability.

Changes in the market availability or reimbursement of our diagnostic testing products by insurance providers and health maintenance organizations could have a significant adverse impact on our results of operations. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technologies or provide novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are even exerting pressure on suppliers to reduce their prices. Since each third-party payor often makes reimbursement decisions on an individual patient basis, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical data supporting the clinical benefits of each of our products. As a result, there can be no assurance that reimbursement approvals will be obtained, and the process can delay the broad market introduction of new products. If third-party reimbursement is not consistent or financially adequate to cover the cost of our products, this could limit our ability to sell our products or cause us to reduce prices, which would adversely affect our results of operations.

Further, the ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. With evolving political realities in the United States, certain sections of the Patient Protection and Affordable Care Act of 2010 (ACA) have not been fully implemented and the direction of healthcare policy is unpredictable. Uncertainty around the future of the ACA, and in particular the impact on reimbursement levels, may lead to uncertainty or delay in the purchasing decisions of our customers, which may in turn negatively impact our product sales. In accordance with the Protecting Access to Medicare Act of 2014 (PAMA), the Centers for Medicare & Medicaid Services calculate

Medicare reimbursement rates for certain clinical diagnostic tests using weighted median private payor rates, which are based on rate information reported by applicable laboratories. This new rate methodology means the lower reimbursement rates previously experienced in the field of molecular pathology testing now extend to additional diagnostic testing codes on the Clinical Laboratory Fee Schedule (CLFS). If there are not adequate reimbursement levels, our business and results of operations could be adversely affected.

Reduction in R&D budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Fluctuations in the research and development budgets of these organizations could have a significant adverse effect on demand for our products. Research and development budgets are affected by changes in available resources, the mergers of pharmaceutical and biotechnology companies, changes in spending priorities and institutional budgetary policies. Our results of operations could be adversely affected by any significant decrease in expenditures for life sciences research and development by pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments that can have an adverse impact on our results of operations.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or consolidation within the pharmaceutical and biotechnology industries could cause us to lose existing customers and potential future customers, which could have a material adverse impact on our results of operations.

We sell our products to universities, government laboratories and private foundations, whose funding is dependent on grants from government agencies, such as the NIH (National Institutes of Health) in the U.S. which accounts for the majority of Life Science funding in the country. Although the level of research funding has been increasing in recent years, we cannot ensure that this trend will continue given federal and state budget constraints. Government funding of research and development is subject to the political process, which is inherently unpredictable. Future sales may be adversely affected if our customers delay purchases as a result of uncertainties regarding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and government agencies in other countries that fund life sciences research and development activities. A reduction in government funding for the NIH or government research agencies in other countries could have a serious adverse impact on our results of operations.

Competition could reduce our sales.

The markets for most of our products are very competitive. Competitors may have significant advantages in financial, operational, sales and marketing resources as well as experience in research and development. These competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. Some competitors may obtain regulatory approval from the U.S. Food and Drug Administration (FDA) or similar non-U.S. authorities. Our competitors' development of alternative products offering superior technology, greater cost-effectiveness and/or receiving regulatory approval could have a material adverse effect on our sales and results of operations.

The growth of our business depends in part on the continued conversion of users from competitive products to our sample and assay technologies and other solutions. Lack of conversion could have a material adverse effect on our sales and results of operations.

It can be difficult for users of our products to switch from their current supplier of a particular product, primarily due to the time and expense required to properly integrate new products into their operations. As a result, if we are unable to be the first to develop and supply new products, our competitive position may suffer, resulting in a material adverse effect on our sales and results of operations.

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For our commercial clinical assays, we often compete with solutions developed by our laboratory customers, and driving conversion from such laboratory-developed tests (LDTs) to commercial diagnostics assays can be challenging.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate sales.

We and our customers operate in a highly regulated environment characterized by frequent changes in the governing regulatory framework. Genetic research activities and products commonly referred to as "genetically engineered" (such as certain food and therapeutic products) are subject to extensive governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products such as the European Union, the U.S., China and Japan. In recent years, several highly publicized scientific events (notably in genomic research, gene editing and cloning) have prompted intense public debate on the ethical, philosophical and religious implications of an unlimited expansion in genetic research and the use of products emerging from this research. As a result of this debate, some key countries may increase or establish regulatory barriers, which could adversely affect demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes in applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved or cleared products, or to seek approvals for new products in other countries around the world. Sales of certain products now in development may be dependent upon us successfully conducting preclinical studies, clinical trials and other tasks required to gain regulatory approvals and meet other requirements from the In Vitro Diagnostic Device Regulation in the European Union, the FDA in the U.S. and regulatory agencies in other countries. If we are not able to meet the applicable requirements, we will not be able to commercialize our products and tests, which will have a material adverse effect on our business.

Several of our key products and programs are medical devices that are subject to extensive regulation by the FDA under the U.S. Food, Drug and Cosmetic Act. We plan to apply for FDA clearance or approval of additional products in the future. Regulatory agencies in other countries also have medical device and in vitro diagnostic medical devices (IVD) approval requirements that are becoming more extensive. These regulations govern most commercial activities associated with medical devices, including indications for the use of these products as well as other aspects that include product development, testing, manufacturing, labeling, storage, record-keeping, advertising and promotion. Compliance with these regulations is expensive and time-consuming.

Our cleared or approved devices, including diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from warning letters to more severe sanctions such as fines, injunctions and civil penalties, recalls or seizures of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and civil or criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the U.S.

Some of our products are sold for research purposes in the U.S. We do not promote these products for clinical diagnostic use, and they are labeled "For Research Use Only" (RUO) or "For Molecular Biology Applications." If the FDA were to disagree with our designation of a product as having RUO status, we could be forced to stop selling it until appropriate regulatory clearance or approval has been obtained.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights, particularly since industry competitors gravitate around common technology platforms. We are aware that patents have been applied for and/or issued to third parties

claiming technologies for sample and assay technologies that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities or, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation, or threatened litigation, could involve substantial cost, and there can be no assurance that we would prevail in any proceedings.

We rely on collaborative commercial relationships to develop and/or market some of our products.

Our long-term business strategy involves entering into strategic alliances as well as marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate these collaborative arrangements on acceptable terms, and these relationships also may not be scientifically or commercially successful. In addition, we may be unable to maintain these relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

Our Precision Diagnostics business includes projects with pharmaceutical and biotechnology companies to co-develop companion diagnostics paired with drugs that those companies either market currently or are developing for future use. The success of these co-development programs, including regulatory approvals for the companion diagnostics, depends upon the continued commitment of our partners to the development of their drugs, the outcome of clinical trials for the drugs and diagnostics, and regulatory approvals of the tests and drugs. In addition, the future level of sales for companion diagnostics depends to a high degree on the commercial success of the related medicines for which the tests have been designed. More companion diagnostics would be sold in combination with a widely prescribed drug than one with limited use.

The successful marketing of QIAGEN products, in some cases, depends on commercial relationships such as joint ventures or distributorships, particularly in emerging markets where we partner with local companies to augment our less-established commercial relationships and infrastructure. The continued commitment of our partners to these ventures, as well as the management of the commercial efforts, could influence QIAGEN's sales and profitability in these markets.

We have made investments in and are expanding our business into growth markets, which exposes us to risks.

Our top six emerging growth markets are Brazil, China, India, South Korea, Mexico, and Türkiye, which together accounted in 2023 for 12% of total sales. Russia was removed as a top growth market in 2022 following the invasion of Ukraine and the subsequent decision to suspend business operations in Russia and Belarus, which made up less than 1% of total sales. We expect to continue to focus on expanding our business in these or other fast-growing markets, including those in the Middle East and Asia. In addition to the currency and operating risks described above, our international operations are subject to a variety of risks arising from the economy, political outlook, language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may face several risks that are more significant than in other countries where we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems that may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes

in customs and tax regimes that could have significant negative impacts on our results of operations.

Some of our customers are requiring us to change our sales arrangements to lower their costs, and this may limit our pricing flexibility and harm our business.

Some of our customers have developed purchasing initiatives to reduce the number of vendors from which they purchase products in order to lower their supply costs. In some cases, these customers have established agreements with large distributors, which include discounts and direct involvement in the distributor's purchasing process. These activities may force us to supply large distributors with our products at discounts in order to continue providing products to some customers. For similar reasons, many larger customers, including the U.S. federal government, have requested, and may request in the future, special pricing arrangements, which can include blanket purchase agreements. These agreements may limit our pricing flexibility, which could harm our business and affect our results of operations. For a limited number of customers, and at the request of customers, we have conducted sales transactions through distribution and other value-added partners. If sales grow through these intermediaries, this could adversely impact our results of operations, in particular our gross profit.

Exchange rate fluctuations may adversely affect our business and operating results.

Given that we currently market our products throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of future exchange rate fluctuations. As of April 1, 2022, the results of operations from our subsidiary in Türkiye have been reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100%. While we may engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

Our success depends on the continued employment of qualified personnel, any of whom we may lose at any time.

Although we have not experienced any difficulties attracting or retaining management and scientific staff, our ability to recruit and retain qualified, skilled employees will continue to be critical to our success. Given the intense competition for experienced scientists and managers among pharmaceutical and biotechnology companies, as well as academic and other research institutions, there can be no assurance that we will be able to attract and retain employees critical to our success on acceptable terms. Initiatives to expand QIAGEN will also require additional employees, including management with expertise in areas such as research and development, manufacturing, digitization, sales and marketing, and the development of existing managers to lead a growing organization. The failure to recruit and retain qualified employees, or develop existing employees, could have a material adverse impact on our results of operations.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that at times a high percentage of our sales may be recorded in the final weeks or days of the quarter.

In the markets we serve, a high percentage of purchase orders can be received in the final few weeks or days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each quarter, in particular because they receive new information during this period on their budgets and requirements. Additionally, volatility in the timing of revenue from companion diagnostic partnerships can be difficult to predict. As a result, even late in each quarter, we cannot predict with certainty whether our sales forecasts for the quarter will be achieved.

Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if customer purchasing trends during a quarter vary from historical patterns, as may occur with changes in market and economic conditions, our quarterly financial results could deviate significantly from our projections. As a result, our sales forecasts for any given quarter may prove not to be accurate. We also may not have sufficient, timely information to confirm or revise our sales projections for a specific quarter. If we fail to achieve our forecasted sales for a particular quarter, the value of our Common Shares could be significantly affected.

We have a significant amount of debt that may adversely affect our financial condition and flexibility.

We have a significant amount of debt, debt service obligations and restrictive covenants imposed by our lenders. A high level of indebtedness increases the risk that we may default on our debt obligations, and restrictive covenants may prevent us from borrowing additional funds. There is no assurance that we will be able to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, or that future working capital, borrowings or equity financing will be available to repay or refinance our debt. If we are unable to generate sufficient cash flow to pay the interest on our debt and comply with our debt covenants, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

- make it difficult for us to make required payments on our debt;
- make it difficult in the future for us to obtain financing necessary for working capital, capital expenditures, debt service requirements or other purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
- make us more vulnerable in the event of a downturn in our business.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend on numerous factors, including the costs associated with:

- marketing, sales and customer support;
- research and development;
- expansion of our facilities;
- possible future acquisitions of technologies, products or businesses;
- demand for our products and services;
- repayment or refinancing of debt; and
- payments in connection with our hedging activities and/or taxes.

We currently anticipate that our short-term capital requirements will be satisfied by cash flow from our operations and/or cash on hand. As of December 31, 2023, we had outstanding long-term debt of $1.5 billion, of which $588.0 million was current. We may choose to refinance these liabilities.

If at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. The funds for the refinancing of existing liabilities or for the ongoing funding of our business may not be available or, if available, not on terms acceptable to us. If adequate funds are not available, we may be required to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business and results of operations. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of any securities could result in dilution to our shareholders.

The accounting for the cash convertible notes we have issued will result in recognition of interest expense significantly greater than the stated interest rate of the notes and may result in volatility to our Consolidated Statements of Income.

We will settle any conversions of the Cash Convertible Notes described under the heading “Other Factors Affecting Liquidity and Capital Resources” elsewhere in this Annual Report, entirely in cash. Accordingly, the conversion option that is part of the Cash Convertible Notes is accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. Refer to Note 14 "Derivatives and Hedging" and Note 16 "Debt" of the Notes to Consolidated Financial Statements. In general, this resulted in an initial valuation of the conversion option separate from the debt component of the Cash Convertible Notes, resulting in an original issue discount. The original issue discount will be accreted to interest expense over the term of the Cash Convertible Notes, which will result in an effective interest rate reported in our financial statements significantly in excess of the stated coupon rates of the Cash Convertible Notes. This accounting treatment will reduce our earnings. For each financial statement period after the issuance of the Cash Convertible Notes, a gain (or loss) will be reported in our financial statements to the extent the valuation of the conversion option changes from the previous period. The Call Options issued in connection with the Cash Convertible Notes will also be accounted for as derivative instruments, substantially offsetting the gain (or loss) associated with changes to the valuation of the conversion option. This may result in increased volatility to our results of operations.

The cash convertible note hedge and warrant transactions we entered into in connection with the issuance of our Cash Convertible Notes may not provide the benefits we anticipate, and may have a dilutive effect on our common stock.

Concurrently with the issuance of the Cash Convertible Notes, we entered into Call Options and issued Warrants. We entered into the Call Options with the expectation that they would offset potential cash payments by us in excess of the principal amount of the Cash Convertible Notes upon conversion of the Cash Convertible Notes. In the event that the hedge counter-parties fail to deliver potential cash payments to us, as required under the Call Options, we would not receive the benefit of such transaction. Separately, we also issued Warrants. The Warrants could separately have a dilutive effect to the extent that the market price per share of our common stock, as measured under the terms of the Warrants, exceeds the strike price of the Warrants.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2023, our consolidated balance sheet reflected $2.5 billion of goodwill and $526.8 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles (GAAP) require us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment review often cannot be done at the level of the individual asset and it must instead be applied to a group of assets. For the purpose of our annual goodwill impairment testing based on the current circumstances of how we manage our business, this group of assets is the Company as a whole. If we determine that any of our goodwill or intangible assets were impaired, we will be required to take an immediate charge to earnings and our results of operations could be adversely affected.

Our strategic equity investments may result in losses.

We have made, and may continue to make, strategic investments in businesses as opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors that include the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control.

Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and unfavorable fluctuations in the valuations of the investments are indicated, we could be required to write down the investment. This could result in future charges on our earnings that could materially have an adverse effect on our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Doing business internationally creates certain risks.

Our business involves operations in several countries around the world. Our consumables manufacturing facilities are located in Germany, China, Spain and the U.S. We source raw materials and subcomponents to manufacture our products from different countries. We have established sales subsidiaries in numerous countries. In addition, our products are sold through independent distributors serving more than 60 countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. Worldwide, we currently use SAP R/3 software to integrate most of our operating subsidiaries and are currently undergoing a multi-year implementation of S/4HANA. If we fail to coordinate and manage these activities effectively, or if we face a loss of information or the non-availability of any system, our business and results of operations will be adversely affected.

Our operations are subject to other risks inherent in international business activities, such as the general economic and public health conditions in the countries in which we operate, trade restrictions and changes in tariffs, longer accounts receivable payment cycles in certain countries, overlap of different tax structures, unexpected changes in regulatory requirements, and compliance with a variety of foreign laws and regulations. Other risks associated with international operations include import and export licensing requirements, climate change legislation, exchange controls and changes in freight rates, as may occur as a result of rising energy costs. Further, any misuse or other wrongful use of our products could expose us to negative publicity resulting in reputation or brand damage with customers or partners. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our business and results of operations.

In any of the markets in which we do business, increasing attention to environmental, social and governance (ESG) matters may result in new or expanded legal or regulatory requirements or expectations specific to ESG matters. A failure to meet investor or other stakeholder expectations may result in adverse reputation impacts, loss of business or a negative impact to attract and retain talent. Further, working to adhere to any new or expanded legal or regulatory requirements may require additional investments which could negatively impact our profitability.

Unethical behavior and non-compliance with laws by our sales representatives, other employees, consultants, commercial partners or distributors or employees could seriously harm our business.

Our operations include doing business in countries with a history of corruption and involve transactions with foreign governments. These factors may increase the risks associated with our international activities. We are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and sales in countries known to experience corruption. Further international expansion may involve increased exposure to these types of practices. Our activities in these countries and others create risks of unauthorized payments or offers of payments, non-compliance with laws, or other unethical behavior by any of our employees, consultants, sales agents or distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control.

Our policy is to implement safeguards to discourage these or other unethical practices by our employees and distributors, including online and in-person employee trainings, periodic internal audits, and standard reviews of our distributors. However, our existing safeguards and any future improvements

may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition.

Real or perceived defects in or misuse of our products could adversely affect our results of operations, growth prospects and reputation.

We currently market our products in over 130 countries either directly or indirectly through commercial partners and distributors. Due to the size and breadth of our operations, we may not always be able to track the use of our products by the end users. If our products are misused or are perceived to be misused, this could adversely affect our reputation and our customers' willingness to buy from us, and adversely affect market acceptance or perception of our products.

Many of our customers - especially those in law enforcement and government who use our products for forensic testing, human identification, food testing or other purposes - use our products in applications that are of public interest or critical to their businesses or missions. As a result, they may have a lower risk tolerance to defects in our products than to defects in other less critical products. A defect in or misuse of any of our products by our law enforcement customers could lead to interference with the administration of justice, such as damage to forensic evidence. Any defects or misuse, real or perceived, could cause us to lose sales opportunities, increase our service costs, incur replacement costs, cause reputational damage, lose customers or subject us to liability for damages and divert our resources from other tasks. Any one of these factors could materially and adversely affect our business and results of operations. In addition, our products could be perceived as ineffective for reasons outside of our control.

Additionally, if any of our customers, government or otherwise, use or are perceived to use our products in a manner that is unethical, unlawful or inconsistent with our values, this may damage our reputation and results of operations. We strive to ensure that our products are used only in ethical and lawful ways, but we cannot provide any assurance that we will not be subject to claims from third parties alleging that our products were misused. Any allegations of misuse by our customers or third parties may damage our reputation, even if we took no part in the misuse or take immediate action to sever ties with such customers.

We believe that our brand and reputation are critical to driving our business. Building our brand will depend largely on our ability to continue to provide top-tier service, including high quality products at appropriate price points, which we may not do successfully. Negative reviews or publicity about our products or business, especially on media outlets, could harm our reputation and diminish our ability to make additional sales, which would adversely affect our business, financial condition, and results of operations.

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2023, we owned 303 issued patents in the United States, 251 issued patents in Germany and 1,716 issued patents in other major industrialized countries. In addition, as of December 31, 2023, we had 360 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license, or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive

advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

Some of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sub-licensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There can also be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of these collaborations.

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability. Although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We carry product liability insurance coverage, which is limited in scope and amount. There can be no assurance that we will be able to maintain this insurance at a reasonable cost and on reasonable terms, or that this insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse impact on us.

Our operating results may vary significantly from period to period and this may affect the market price of our Common Shares.

Our operating results may vary significantly from quarter to quarter, and also year to year, since they are dependent upon a broad range of factors that include demand for our products, the level and timing of customer research budgets and commercialization efforts, the timing of government funding budgets of our customers, the timing of our research and development activities and related regulatory approvals, the impact of sales and marketing expenses, restructuring activities, introduction of new products by us or our competitors, competitive market conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future sales trends. As a result, sales and earnings may vary significantly from quarter to quarter or from year to year, and actual sales and earnings results in any one period will not necessarily be indicative of results to be anticipated in subsequent periods. Our results may also fail to meet or exceed the expectations of securities analysts or investors, which could cause a decline in the market price of our Common Shares.

Our holding company structure makes us dependent on the operations of our subsidiaries.

QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and is organized as a holding company. Currently, the material assets are the outstanding shares of the QIAGEN subsidiaries, intercompany receivables and other financial assets such as cash,

Management Report

short-term investments and derivative instruments. As a result, QIAGEN N.V. is dependent upon payments, dividends and distributions from the subsidiaries for funds to pay operating and other expenses as well as to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion into U.S. dollars.

Our Common Shares may have a volatile public trading price.

The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. Since January 10, 2018, our shares have been listed on the New York Stock Exchange (NYSE). Before that, our shares were listed on the NASDAQ through January 9, 2018. In the last two years, the price of our Common Shares has ranged from a high of $55.12 to a low of $34.74. On the Frankfurt Stock Exchange our Common Shares have ranged from a high of €49.37 to a low of €32.74 during the last two years.

In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our Common Shares include:

- announcements of technological innovations or the introduction of new products by us or our competitors;
- developments in our relationships with collaborative partners;
- quarterly variations in our operating results or those of our peer companies;
- changes in government regulations, tax laws or patent laws;
- developments in patent or other intellectual property rights;
- developments in government spending budgets for life sciences-related research;
- general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries; and
- impact from foreign exchange rates.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies. These fluctuations have not necessarily been related to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares should not expect to receive dividend income.

QIAGEN has not paid an annual dividend since its inception, and does not intend to implement one at this time. However, in January 2017 and January 2024 we completed synthetic share repurchases that combined direct capital repayments with reverse stock splits. Although we do not anticipate paying any cash dividends on a regular basis, the distribution of cash through another synthetic share repurchase in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares would be through an appreciation in the share price.

Future sales and issuances of our Common Shares could adversely affect our stock price.

Any future sale or issuance of a substantial number of our Common Shares in the public market, or any perception that a sale may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its Articles of Association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, which is divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2023, a total of approximately 228.2 million Common Shares were outstanding along with approximately 20.9 million Common Shares reserved under our stock plans as of December 31, 2023, including the shares subject to outstanding awards. Additionally, an aggregate of 17.1 million shares of Common Shares or up to a maximum of 27.0 million shares, subject to customary adjustments under certain circumstance, may be issued upon

conversion of debt or warrants. The majority of our outstanding Common Shares may be sold without restriction, except shares held by our affiliates, which are subject to certain limitations on resale.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a "passive foreign investment company", or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to holders of Common Shares and would likely cause a reduction in the value of these shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2023, and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association (Articles) provide that our shareholders may only suspend or dismiss our Managing Directors and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. If the proposal was made by the joint meeting of the Supervisory Board and the Managing Board, a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital.

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting of Shareholders, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an "adverse person" as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (*Stichting*), subject to the conditions described in the paragraph above, which allows the Foundation to acquire Preference Shares from us. The option enables the Foundation to acquire such number of Preference Shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the option, less one Preference Share. When exercising the option and exercising its voting rights on these Preference Shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of our stakeholders. An important restriction on the Foundation's ability to prevent or delay a change of control is that a public offer must be announced by a third party before it can issue (preference or other) protective shares that would enable the Foundation to exercise rights to 30% or more of the voting rights without an obligation to make a mandatory offer for all shares held by the remaining shareholders. In addition, the holding period for these shares by the Foundation is restricted to

two years, and this protective stake must fall below the 30% voting rights threshold before the two-year period ends.

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as "believe", "hope", "plan", "intend", "seek", "may", "will", "could", "should", "would", "expect", "anticipate", "estimate", "continue" or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors above. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Quantitative and Qualitative Disclosures About Market Risk

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and / or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and / or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties. To determine our own credit risk, we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly available comparable data from rated companies. Using the estimated rating, we quantify our credit risk by reference to publicly traded debt with a corresponding rating.

Foreign Currency Derivatives

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions including inter-company items. We manage our balance sheet exposure on a group-wide basis using foreign exchange forwards, options and cross-currency swaps.

Management Report

Interest Rate Derivatives

We use interest rate derivative contracts on certain borrowing transactions to hedge interest rate exposures. We have previously entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We also make use of economic hedges. Further details of our derivative and hedging activities can be found in Note 14 "Derivatives and Hedging" in the accompanying consolidated financial statements.

Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings, and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with the respective counterparties.

Further details of our derivative and hedging activities can be found in Note 14 "Derivatives and Hedging" in the accompanying consolidated financial statements.

Interest Rate Risk

We use interest rate derivatives to align our portfolio of interest-bearing assets and liabilities with our risk management objectives.

At December 31, 2023, we are party to cross-currency interest rate swaps through 2025 for a total notional amount of €180.0 million under which we exchange, at specified intervals, the difference between the euro and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon euro and USD notional principal amounts. Also at December 31, 2023, we are party to cross-currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million under which we exchange, at specified intervals, the difference between the CHF and USD interest amounts calculated on their respective fixed rates by reference to an agreed-upon CHF and USD notional principal amounts.

At December 31, 2023, we had $668.1 million in cash and cash equivalents as well as $389.7 million in short-term investments. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $5.7 million.

Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2023. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2023, we had $1.5 billion in long-term debt of which $245.5 million is floating interest rate debt. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements, as the increased interest expense would have been completely offset by increased interest income from our variable rate financial assets.

Management Report

Foreign Currency Exchange Rate Risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps.

Russia's February 2022 invasion of Ukraine and the sanctions imposed in response have led to a decline in the value of the ruble which is expected to remain highly volatile. In 2022, we suspended our activities in Russia. As of April 1, 2022, the results of our subsidiary in Türkiye are reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100 per cent.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Chinese renminbi, Japanese yen, and Swiss franc. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany and inter-company sales of inventory also expose us to foreign currency exchange rate risk. Inter-company sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle inter-company payables and receivables, as well as inter-company foreign exchanged swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.

Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and financial assets by dealing with highly rated financial institutions, and investing in a broad and diverse range of financial instruments.

We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Credit risk is managed on a Company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered.

Counterparty Risk

The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of highly rated international financial institutions.

The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk.

However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into all derivative agreements, with the exception of the Call Spread Overlay, under master agreements which allow us to manage the exposure with the respective counterparty on a net basis. Most of these master agreements include bilateral collateral agreements.

Commodities

We have exposure to price risk related to anticipated purchases of certain commodities used as raw materials in our business.

A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on earnings.

However, the volatility in product availability and pricing continued in 2023, and we expect some level of market constraints to continue in 2024.

Sustainability Statement

Our Business - Profile and business model

As a leading provider of Sample to Insight solutions, we realize our vision of making improvements in life possible by supporting our global customers across the molecular diagnostic and life science markets. Our products are used to advance science and improve outcomes for patients around the world. We are committed to being a sustainable business and consider the views of our stakeholders – customers, employees, authorities, regulators, suppliers, and shareholders – in how we operate. Through initiatives such as reducing plastics and developing products with a lower environmental impact, we uphold our commitment to sustainability throughout our business activities and product lifecycle. Details about our business, operating environment and products are included in the section Business and Operating Environment.

Building a sustainable business

Since 2017, we have focused on integrating sustainability throughout the entire value chain and aligning our vision with a sustainable business which includes reducing our impact on the environment and minimizing the carbon footprint of our products. Our key strategic sustainability activities target increasing the number of women in leadership positions, reducing our emissions, avoiding cyber security incidents, and ensuring a consistent 100% completion rate for new employee compliance trainings and the commitment of our strategic suppliers to sustainable improvement goals.

Global presence with a focus on the most attractive developed and emerging markets

Shipping product to	Direct sales in
>170 Countries	>30 Countries



Our global and regional headquarters

Global presence

- **Venlo,** Global HQ
- **Hilden,** EMEA HQ
- **Germantown,** Americas HQ
- **Shanghai,** Asia-Pacific HQ

Integrating sustainability throughout the value chain


Preferably
sustainable sourcing
New Supplier Code of Conduct
Jointly maturing towards
SBTi target achievement
Reduce, reuse,
recycle
Transfer
from air freight
to ocean
Customer survey
on waste
management
Pilot to identify
recycling options
Recyclability
Suppliers
QIAGEN
Customers

General Approach to Sustainability

Sustainability governance

Aligning the QIAGEN vision with sustainable business

QIAGEN plays a vital role in helping to advance our understanding about the building blocks of life – DNA, RNA, and proteins. Our products are used to advance science and improve outcomes for patients around the world. This is underscored by our vision of "making improvements in life possible", which extends to our commitment of being a sustainable business ensuring that we do not negatively impact our environment, community or society as a whole. We take into consideration the views of our stakeholders in making decisions on the way to operate our business. Our approach to sustainability is to consider our actual or potential positive and negative impacts throughout each area of our business. In line with our vision of making improvements in life possible, we have a commitment to deliver the best possible portfolio of product and services while leaving the smallest possible footprint on our planet. From whom we source to how we produce, we approach each step with the intention to do so in a sustainable way. We know our people are our most critical asset and we care about them - from their working environment to career development and opportunity. We aim to attract and retain talents that contribute to our vibrant workforce and our culture of empowerment.

Sustainability anchored in two-tier corporate governance structure

The Nomination & Environmental, Social, and Governance (ESG) Committee, a dedicated Supervisory Board Committee, oversees the strategy, development and performance measurements of our sustainability initiatives. The strength of the committee lies in the extensive leadership experience of its current members, as each one of them has served as either the CEO or CFO of publicly listed companies. (Refer to Corporate Governance and our website for more details, including the Nomination & ESG Committee charter.) Their background equips them with a profound understanding of the intricate business implications associated with sustainability targets, the imperative need for effective risk management, and the comprehensive reporting requirements spanning both

financial and non-financial domains. The Nomination & ESG Committee reviews the operational activities of the Corporate ESG Committee, a cross-functional team with representatives from across the Company. The Corporate ESG Committee is led by our Head of ESG Strategy & Impacts Programs under the supervision of the Executive Committee. This Committee formulates and secures approval for our sustainability strategy and actively drives its implementation throughout the year. Additionally, a key responsibility of the Corporate ESG Committee is to inform the Audit Committee and Nomination & ESG Committee about new or updated regulatory requirements, such as the Corporate Sustainability Reporting Directive (CSRD), the EU Taxonomy and the German Supply Chain Act. In October 2023, the Corporate ESG Committee conducted a regulatory update with the Audit and Nomination & ESG Committees and instructed attendees on the relevant requirements from these three upcoming regulations. This update served to equip the Supervisory Board with the necessary information to guide their role in overseeing the effectiveness of internal controls and the risk management system pertaining to sustainability reporting. The Executive Committee receives updates on the progress of the implementation of the sustainability strategy and on regulatory changes on a quarterly basis while the Supervisory Board is informed of these updates at least twice a year. In 2023, the Corporate ESG Committee met with the Nomination & ESG Committee twice to review and approve the sustainability strategy and the implementation plan, including reporting.

The significance of sustainability within QIAGEN is firmly embedded in our culture and linked through the compensation system, wherein ESG objectives are incorporated into the annual Team Goals. These goals serve as the foundation for a substantial portion of variable short-term incentive compensation for our global workforce and the Managing Board. In acknowledgment of the paramount importance of sustainability, we have elevated the weight and influence of these objectives in line with our sustainability aspirations, a commitment that aligns with our broader promises on ESG matters.

Risk management and internal controls over sustainability reporting

Our risk management approach is discussed under section Risks and Risk Management. To ensure that newly established sustainability topics are integrated into the risk management approach, specialized teams were collaboratively formed in 2023 comprised of representatives from the owners of material topics and the ESG Reporting team. These teams included experts from global functions such as Accounting, ESG, U.S. Securities Exchange Commission (SEC) Reporting, and Corporate Communications. During the 2023 reporting process, provided guidance by these teams on process requirements was applied by all owners of material topics and documented accordingly, including applicable reviews.

Reporting boundaries

The basis of our Sustainability reporting is defined in the EU Non-financial Reporting Directive (2014) and the EU Corporate Sustainability Reporting Directive (in effect since 2024), including the EU Taxonomy (partially in effect since 2022), and the proposed EU Sustainability Reporting Standards (in effect since 2024). The Sustainability reporting has also been aligned with the guidelines of the Global Reporting Initiative (GRI) and has been prepared in accordance with the GRI Standards. We also take into account the relevant requirements of the Sustainability Accounting Standards Board (SASB) for the Medical Equipment & Supplies industry. Where possible, we follow the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). The Sustainability Statement - Annex contains the relevant indexes. Our Sustainability Report is available on our website.

Management Report

Committed to the Sustainable Development Goals

As a global company, QIAGEN supports the Sustainable Development Goals (SDGs) of the United Nations (UN). The SDGs identify starting points for policy-makers, businesses and private individuals worldwide to tackle the major challenges of our time - from resource consumption and global inequality to climate change. The 17 SDGs and the 169 targets were adopted by all UN member states in 2015 in what is termed the "Agenda 2030." Companies can make a major contribution to the implementation of the SDGs due to their influence on the environment and society in many ways – from production to distribution of products, the actions and behaviors of employees, and cooperations with partners, suppliers and customers along the supply chain. We are aware of this responsibility and want to make an impactful contribution to the SDGs that can be influenced by our business activities.

Looking at the impact of our business activities on sustainable development, we have identified five SDGs where QIAGEN can contribute the most:

- SDG 3 Good Health and Well Being
- SDG 5 Gender Equality
- SDG 8 Decent Work and Economic Growth
- SDG 12 Responsible Consumption and Production
- SDG 13 Climate Action

We value this alignment and the way our use of technology, resources and knowledge contributes to the United Nation's global mission of achieving the SDGs.

Validation of Carbon Emissions Targets

Our carbon emissions targets have now been validated by the Science Based Targets initiative (SBTi), endorsing our ambition to honor the Paris Agreement's climate goals.

The SBTi is a global body that enables companies to set ambitious emissions reductions targets in line with the latest climate science. The initiative is a collaboration between the Carbon Disclosure Project (CDP), the United Nations Global Compact, the World Resources Institute (WRI) and the World Wide Fund for Nature (WWF), and one of the We Mean Business Coalition commitments. The SBTi defines and promotes best practice in science-based target setting, offers resources and guidance to reduce barriers to adoption, and independently assesses and approves companies' targets. We are seeking to achieve net-zero status by 2050 by cutting direct and indirect emissions throughout our operations. We disclose our strategy to meet our targets in the Environment chapter under the section Minimize Carbon Footprint.

Our Material Topics

In 2023, we focused on reviewing the material topics of our last materiality analysis conducted in 2022 and on aligning them with upcoming European regulatory requirements induced by the Corporate Sustainability Reporting Directive (CSRD). We assessed actual and potential impacts as well as financial risks and opportunities in relation to the management of QIAGEN´s material topics. Based on our assessment, we identified the following material topics:

Environment	
Minimize Carbon Footprint	Reduce, replace and recycle Plastic

Social	
Employee Attraction and Development	Diversity & Inclusion
Occupational Health and Safety	Quality and Product Safety
Customer Satisfaction	Access to Healthcare

Governance	
Anti-corruption and Anti-trust	Data and Cyber Security

More detailed information in connection with the respective material topics is reported in this sustainability statement in subsequent chapters.

Management Report


Nomination & ESG Committee
Executive Committee
Corporate ESG Committee
Regular updates and information exchange
ESG Goals
Material Topic
Environmental Responsibility
Serving Society
Investing in People
Ensuring Business with Integrity
Reduction of our plastic footprint
Implementation of short-term climate strategy
Improving Access to Healthcare and our customers' experiences
Maintain compliant QIAGEN Quality Systems to assure safe and effective QIAGEN Products
Fostering a positive work environment, attract, develop and retain talent and increase percentage of women in leadership positions
Implementation of compliance program and supplier risk assessment
Reduce, Reuse and Recycle Plastic
Minimize Carbon Footprint
Access to Healthcare
Product Quality
Customer Satisfaction
Diversity and Inclusion
Occupational Health and Safety
Employee Attraction and Development
Data and Cyber Security
Governance and Compliance

Following the outcomes of the 2022 materiality analysis, we undertook a strategic reconfiguration of our Corporate ESG Committee, which was further refined in 2023. This restructuring served to enhance the coordination of individual topics under the oversight of global leaders appointed for each material aspect. These leaders assume responsibility for both crafting the strategy and translating it into tangible metrics, collaborating closely with their designated teams. In a series of subsequent workshops, and in conjunction with specialist departments, these global leaders conducted a thorough analysis of the maturity levels associated with each material topic. This analysis laid the foundation for the meticulous development of concrete roadmaps and action plans geared towards attaining our sustainability objectives and ensuring compliance with regulatory mandates. This strategic approach reflects our commitment to a comprehensive and systematic advancement in meeting our sustainability goals. In 2023, under the newly organized focus, the Corporate ESG Committee maintained this commitment by reviewing action plans and prioritizing the nature and extent of the work depending on the maturity level of a material topic. Examples of this work included efforts to establish or enhance their management approach for handling identified risks. Additionally, they undertook actions such as finalizing the documentation of related processes and policies including formalizing standard operating procedures. The maturity of the material topics will be reviewed on an annual basis and revalidated against current sustainability regulations and their implications for our sustainability strategy and governance.

Management Report

At a Glance: Goals and achievements

2023 Goal (short-term)**	2023 Achievement	Outlook (mid- to long-term)**	Chapter
Environmental Responsibility			
SBTi target validation	Targets validated	Net-zero by 2050	Minimize Carbon Footprint
4.2% or 866 tCO2e Scope 1 and 2 emission reduction (2020 baseline year)	15% or 3,156 tCO2e emission reduction over 2022	42% emission reduction in Scope 1 and 2 GHG emissions by 2030	
Scope 3 data improvement	• Top seller data analyzed • Top seller circularity screening • Customer survey on waste	25% emission reduction scope 3.6, 3.11, 3.12 until 2030	
80% of suppliers by spend with 1 environmental and 1 social goal	80%	67% of suppliers by emission with sustainable engagement goals 2027	Science Based Target Initiative (SBTi) Validation; Partnership with suppliers
7% plastic transport packaging (2022 baseline)*	7%	Increase of product recyclability	Reduce, replace and recycle plastic
Investing in People			
1 Top Employer Recognition Award per region in minimum	>1 per region	Be the industry employer of choice by attracting, developing and retaining diverse top talent.	Employee satisfaction and retention
≥36% Women in leadership*	36%	≥40% Women in leadership positions by 2027	Diversity & Inclusion
Achieve Top Employer LGBTQ+ with 100% score on 2023 Corporate Equality Index (CEI)	100%	Build upon the current environment to further empower and value every employee.	
<0.9 DART (per 100 employees)* Reduced number of Incidents that result in Days Away, Restricted and Transferred work	0.43	Working towards ISO certification at key manufacturing sites to progressively elevate our safety culture and performance	Occupational Health and Safety
Serving Society			
100% of certified manufacturing sites	100%	Continuous monitoring and improvement of our processes to ensure effectiveness and efficiency of our Quality Management System (QMS).	Quality and product safety
<0.5 external audit non-conformance rate	<0.5		
>63 NPS-T Service score	68.8	Exceeding the expectations of our customers in continually assessing their satisfaction with the help of the Net Promoter Score (NPS) methodology	Customer satisfaction
Ensuring Business with Integrity			
>85% cyber security awareness training	~85%	Increase QIAGEN's cyber resilience. Certify QIAGEN's main production location under ISO 27001	Data and Cyber Security
Regulatory sustainability trainings for the management and supervisory board	Regulatory update conducted. In-depth trainings concept developed.	Implementation of educational trainings program and continuous update from 2024 onwards	Sustainability governance

*Team Goals **QIAGEN differentiates as follows: short-term = 1 year, mid-term = 2-5 years, long-term = more than 5 years.

Management Report

Stakeholder engagement

We regard dialogue with our stakeholders as a central element in our development and the achievement of our long-term vision. We are aware that the shift toward a more sustainable economy and society requires intensive dialogue and cooperation with various stakeholder groups. We welcome this engagement and see these discussions as a way to identify important trends and developments in society and in our business fields. We take the outcomes of these discussions into account when shaping our business strategy as well as our sustainability agenda and objectives.

Engaging with the financial community is an essential aspect of our growth strategy. Creating a solid relationship with investors and analysts enables us to build trust and transparency, fostering understanding and dialogue while enhancing credibility. We regularly communicate and provide financial updates, host investor calls, and attend a series of conferences and industry events each year. These discussions include operational topics as well as opportunities to discuss our ESG strategy, access to healthcare and corporate governance topics. These activities can help attract and retain investors, maintain an active market for our stock, and ultimately support our long-term success.

In 2023, we took strides in fostering collaboration with our suppliers to develop a joint strategy aimed at realizing our climate commitments. As part of this process, we performed a maturity assessment of our suppliers to identify their environmental ambitions. The maturity assessment included a letter of our sustainability commitment from our Head of Global Procurement and a detailed questionnaire around the suppliers' ability to measure their emissions and meet environmental standards. We also included an information package on our SBTi commitment and our connected goals, together with the result of our analysis on the suppliers' current maturity level. Furthermore, we conducted Q&A sessions during strategic review meetings with suppliers. The results of the maturity assessments were used to derive an action plan for 2024 with the goal to jointly define a plan to further develop ambitious climate-connected commitments and achievements. Additionally, a risk assessment was initiated internally that extends beyond our environmental goals, encompassing human rights considerations. We formally integrated our ESG strategy with the publication of a new Supplier Code of Conduct in February 2023. The new Code of Conduct expresses our expectations towards our suppliers and its rollout was followed by a partner letter sent in April 2023 by our Head of Procurement, encouraging our suppliers to jointly work on our goals for climate action. Read more in the Governance chapter under section Sustainable Procurement.

In June 2023, we engaged with our customers to identify best practices for more sustainability in research, opting to cover this topic in one of our live Q-rious shows. This digital format involves information sharing through live video presentation and moderation and discussions in live chats. In this episode, we discussed practical eco-friendlier lab practices; options to reduce waste – from packing to products; understanding the 'Environmental Impact Factor Label', and what sustainability means to us as scientists striving to be experts in sustainability. In the same month, we invited diagnostic customers from Germany, Austria and Switzerland to a summer camp at our Hilden site to discuss, among other topics, clinical applications of next-generation sequencing, changes in the regulatory In vitro Diagnostic (IVDR) requirements, and sustainability aspects in the laboratory.

Internally, our volunteer-led employee communities actively engaged to promote diversity and inclusion through a series of events and activities during the year. In October 2023, a panel discussion was held on "Thriving in the workplace with disabilities" to provide insight and guidance how to navigate work and life with mental health challenges and invisible disabilities. In December 2023, an event was held allowing discussions around indigenous Americans, and how QIAGEN is supporting initiatives to end violence against tribal women. This was accompanied by Orange Day awareness events in December at some of our sites, as well as in-person and virtual events on International Women´s Day. Additionally, several events were hosted by QIAwomen throughout the year to encourage and support women in the workplace by offering networking opportunities, highlighting resources available to sustain a work-life balance, and hosting panel discussions on navigating challenges and opportunities for women.

Management Report

In 2023, we incorporated an internal evaluation of our ESG performance into our anonymous employee "pulse check", an annual survey sent to all employees seeking to assess corporate and management-related decisions. The response to the assessment of our ESG performance yielded a score of nearly 4 on a scale ranging from 1 to 5, where 5 represents the highest evaluation. This metric serves to provide a robust benchmark, allowing us to systematically collect and incorporate valuable insights into our ESG activities shared by our employees. By standardizing and documenting this feedback, we aim to further enhance the effectiveness and transparency of our ESG initiatives.

Stakeholder group	Formats of engagement	Topics we engage on
Employees	Annual strategic kick-off meetings, Quarterly Pulse Check for feedback, ESG awareness, management and regulatory trainings, monthly internal posts on sustainability, regular one-on-one review sessions, 180° feedback process, surveys, events and webinars. (e.g., sustainability, diversity & inclusion)	Health & safety, culture, inclusion & diversity, innovation, employee development, company strategy and organizational topics
Customers	Surveys (e.g., on sustainability, customer satisfaction), QIAquest After Support Survey, web chat, service portal with 24/7 follow-up, conferences, trade fairs, roadshows, bilateral engagement, production tours, VIP days in our facilities, questionnaires (e.g., EcoVadis), hosted infotainment shows	ESG strategy and targets, decarbonization, minimizing plastics, quality, and product safety
Shareholders and the financial community	Quarterly reports and quarterly earnings calls, Annual Report, live broadcast of all parts of the Annual General Meeting with access to appointed proxies in advance of the meeting, regular roadshows and calls, investor relations website	ESG strategy and targets, access to healthcare, and corporate governance topics
Suppliers	Agreeing on supplier engagement goals, risk assessment, strategic reviews, supplier days, workshops, bilateral engagement, initiatives, video conferences including employees, trainings	Sustainability performance, quality and product safety, responsible sourcing standards, climate commitment, scope 3 accounting
General society and local communities	Digital QIAtalk format on Integrating TB Elimination and Pandemic Preparedness. Industry-specific forums and conferences, proactive communication with local and national press, local community engagement, engagement in more than 50 joint healthcare projects in more than 30 countries.	Access to healthcare, business support
Banks and financial institutions	Mandatory reporting and information (e.g., Annual Report, non-financial reporting), bilateral meetings	Sustainability performance, ESG-linked financing

Environment

Environmental Responsibility

Approach to environmental protection

We make considerable investments into improving our environmental performance, striving to prevent or mitigate negative impacts from our business activities, products, or services. Our priority is implementing effective measures to comply with regulations, protecting the environment, and avoiding reputational damage or financial loss.

The Global Environmental, Health, and Safety (EHS) Management System systematically applies processes and controls to safeguard our sustainability program globally and locally. This system ensures compliance with legislation, reduces environmental pollution, prevents inefficient use of natural resources, and aims to avoid environmental incidents.

The Global EHS Department oversees our EHS strategy, policies, and risk controls. Our updated Environment, Health and Safety policy, effective since early 2023, commits to integrating sustainable principles in business decisions, operations, and products. This includes prioritizing conservation, pollution prevention, and reducing our carbon and plastic footprint. We promote end-to-end sustainable development, working with partners to foster responsible practices throughout the supply chain.

In 2023, we developed new policies on climate, energy, and waste management. Global managers and on-site professionals implement the EHS framework, tailored to their business areas (manufacturing, research, sales and administration). The Head of Global EHS reports to the Senior Vice President, Head of Global Operations, a member of the Executive Committee, and contributes as a member to the Corporate ESG Committee and Climate Working Group, which ensures our long- and short-term environmental goals are aligned within the EHS management system. ISO certification is integral to our EHS strategy, with global alignment to ISO norms. We achieved ISO 14001 certification in China for QIAGEN Shenzhen Co. Ltd in July 2023 and have obtained the Environmental Management System (EMS) ISO 14001 certification for our Hilden, Germany site in March 2024.

Our corporate architecture guideline promotes green building standards. Wherever it is possible we are aiming for green building certifications assessing the environmental sustainability and resilience of our commercial real estate. We also consider achieving LEED, BREEM or DGNB certified green buildings to underpin our ambitions to operate highly efficient and cost-saving buildings.

We achieved green building certifications at buildings in our major sites in Germany (Hilden), North America (Germantown), and the U.K. (Manchester) under LEED or BREEAM. In 2023, we initiated a pilot project at our Stockach site in Germany to obtain a green building certification from the German Sustainable Building Council (DGNB). Upon success, we'll explore replicating this project at other sites. The new construction at our Frederick site in North America is set to be LEED certified in 2024.

Minimize Carbon Footprint

Climate strategy and value chain

We recognize climate change as one of the most pressing global challenges, bringing with it risks such as extreme weather events, changes in regulations, and changes in customer needs and behavior. Operations could, for example, be negatively impacted by fluctuations in the cost of raw materials, components, freight and energy. New laws and regulations adopted in response to climate change could cause a further rise in energy prices, as well as the price of certain raw materials, components, packaging and transportation. Based on our 2022 materiality analysis, dialogue with our stakeholders and ESG ratings evaluations, we concluded that the majority of our internal and external stakeholders, including our employees and customers, are very conscious of environmental issues, including plastic consumption and the recyclability and durability of products. Among others, these factors

influence our customers' choice of supplier. We recognize that urgent action is required and are committed to reducing our greenhouse gas emissions in line with the EU Paris-Agreement.

3.3, 3b

Reducing Greenhouse Gas emissions in line with a 1.5 degree Celsius climate target

- Net-zero across our value chain by 2050
- GHG Emissions reduction targets validated by the Science Based Targets
- Switch to renewable energy
- Implementation of site-specific eco-friendly technologies and improvement of Building Management System programs to reduce energy demand

Science Based Target Initiative (SBTi) Validation
In 2019 we began setting emission reduction goals, and in 2021 we committed to reducing greenhouse gas emissions in line with the most recent criteria set out by the SBTi. These targets have been validated and approved by the SBTi in 2023. The SBTi has assessed our near-term and net-zero targets against the SBTi's Net-Zero Standard Criteria and the SBTi Near-Term Target Criteria and Recommendations (Version 5). The SBTi target validation team has classified QIAGEN's Scope 1 and 2 target ambition and has determined that it is in line with a 1.5°C trajectory. Our approved targets are:

- Overall Net-Zero Target: We commit to reach net-zero greenhouse gas emissions (GHG) across the value chain by 2050 from a 2020 base year.
- Near-Term Targets: We commit to reduce absolute Scope 1 and 2 GHG emissions 42% by 2030 from a 2020 base year. We also commit to reducing our absolute Scope 3 GHG emissions from business travel, use of sold products, and end-of-life treatment of sold products by 25% within the same timeframe. We further commit that 67% of our suppliers by emissions covering purchased goods and services, capital goods and upstream transportation and distribution will have science-based targets by 2027.
- Long-Term Targets: We commit to reduce absolute Scope 1, 2 and 3 GHG emissions 90% by 2050 from a 2020 base year.

After analyzing GHG emissions from key assets and products (locked-in GHG emissions), we found that our product disposal minimally contributes to Scope 3 emissions, and emissions from product use represent an insignificant amount of the total. With potential natural gas consumption reduction through heat pumps and green electricity use, we determined that locked-in GHG emissions are not significant, posing no hindrance to our carbon roadmap or SBTi target achievement.

Management Report


QIAGEN Carbon Reduction Roadmap
Start fleet transition to electric cars U.S./Europe
Switch to green electricity at key sites
Launch first eco-friendlier product line QIAwave
2020-2023
New global car policy
Move to renewable heating in Hilden
Develop circular and sustainable design guidelines
Cooperate with customers to identify recycling options
2024
Ongoing fleet transitions U.S./Europe
Switch further sites to green electricity
Increase bio-based or recycled content in products
2025
2026-2030
Complete fleet transitions in U.S./Europe
Use renewable energy for all sites in scope
Launch sustainable design-based products

Impact, risk and opportunity management

As part of the Corporate ESG Committee, we formed a Climate Working Group with two teams: one team manages Scope 1 and 2 emissions, exploring site-specific eco-friendly technologies, considering carbon dioxide (CO2) pricing regulations, and assessing energy-related cost increases. The other team adopts a cross-functional approach to reduce Scope 3 emissions. We report our emissions throughout the entire value chain according to the requirements of the Greenhouse Gas Protocol (GHG Protocol). The Scope 1 and 2 team comprises representatives from global and local EHS, Engineering, Technical Operations, and site management. The Scope 3 team is cross-functional, involving R&D, Life Cycle Management, Marketing, ESG, Procurement, Global Supply Chain, Controlling, and EHS, along with subject matter experts. Our Climate Policy outlines how climate-related targets and risks are handled, and the integration of the Climate Working Groups within the organization. Chaired by the Head of ESG Strategy & Impact Programs, the Climate Working Group reports progress quarterly to the Executive Committee and semi-annually to the Nomination & ESG Committee of the Supervisory Board.

To proactively manage climate-related risks and their financial implications, we've incorporated climate impacts into our existing risk management structure, engaging QIAGEN internal key stakeholders throughout the organization. In 2022, a thorough physical climate risk assessment was conducted for 13 key locations, prioritized by revenue or spending share. Results, reviewed in early 2023 and approved by senior management, revealed no materialized physical climate risks. Our voluntary annual reporting to the Carbon Disclosure Project (CDP) was rated with an improved score from B- in 2022 to B in 2023.

Transition risk assessment, involving Emerging Regulation, Reputation, Market, Legal, and Technology, engaged the same stakeholders. The top two potential transition risks — reduced investment in green technology and slow adoption of modern technology — were identified. In 2023, we analyzed strategic implications and calculated abatement costs for Scope 1, 2, and 3, aligning this information with financial planning for energy-reduction projects.

While we currently do not integrate internal CO2 pricing into financial planning, our analysis suggests no imminent transition risks. In the coming months, we plan to refine our approach, transitioning from initial estimates to more precise expense calculations, enabling a reassessment of our stance on transition risks in 2024.

Management of Scope 1 and 2 emissions

Our Carbon Reduction Roadmap (CRM) targets a 42% cut in carbon emissions by 2030, focusing on Scope 1 and 2 emissions as published at **www.qiagen.com/sustainability**. Key measures include transitioning from gas to green electricity and using Energy Attributed Certificates (EAC). The CRM prioritizes our major manufacturing sites in Germany and the U.S., which contributed approximately 60% of related Scope 1 and 2 emissions in 2023. To help achieve this, we've developed a tool to model changes in EAC availability. The installation of a wood pellet burner and heat pumps at our largest manufacturing site in Hilden, Germany, will significantly contribute to our carbon reduction projects. At our Germantown, Maryland site in the U.S., several Building Management System programs have been improved in order to reduce the energy demand for heating and cooling. These have also contributed to our carbon reduction projects.

Management of Scope 3 emissions

In 2023, we enhanced our Scope 3 emissions data model by incorporating a subset of mass- and volume-based data for our leading products. Our intention is to progressively augment this model with additional data to use it to focus our efforts on effective targets and measures. As part of this initiative, we performed a circularity assessment for one of our top-selling products, with a specific focus on assessing and improving recyclability. To further refine our data model we want to gain insights into customer waste streams. A survey will launch in early 2024, guiding joint recycling options in selected regions, with results expected by mid-2024.

In 2023, strategic partnerships drove eco-design innovations in our product portfolio. Rethinking nucleic acid extraction kits led to a 62% reduction in plastic and up to 58% less cardboard in our QIAwave product portfolio.

Collaborating with suppliers was crucial in meeting greenhouse gas reduction targets. Ongoing partnerships in 2024 aim to identify low-carbon materials and effective recycling solutions, reinforcing our commitment to sustainability.

Status 2023

In 2023, our Scope 1 and 2 emissions have decreased by 15% or 3,156 tCO2e compared to 2022 as a result of expanded usage of green energy and relating Renewable Energy Certificates (REC) in the United States and China. Our total Scope 3 emissions increased by around 4% (13,053 tCO2e) in 2023 over the year-ago period.

As part of our continuous improvement process, comparison period results for scope 1 & 2 and certain scope 3 emissions have been adjusted to align with improved measurements and calculation methods applied in 2023.

The amount of our global spend of purchased goods and services (Scope 3.1) in 2023 was almost equal to 2022. However, we elected to refine our matching of suppliers to the spend-based emission factors as released by the Department for Business, Energy and Industrial Strategy (DBEIS). This refinement of classification led to updated emission distributions and, upon application, to an overall increase of Scope 3.1 emissions by almost 9%. This increase was partially offset by emission declines derived from Scope 3.4 (Transportation and distribution) and Scope 3.5 (Waste in operations). The carbon emissions within Scope 3.4 decreased in 2023 by 15% compared to 2022 and was driven by a decline of the total chargeable weight in 2023, in combination with changes in transportation routes. Our carbon emissions related to Scope 3.5 (Waste in operations) declined by 59% in 2023. The decrease is due to improved reporting processes for waste volumes at several production sites. Our total corporate carbon footprint for 2023 amounts to 351,424 tCO2e, which is +2.9% or 9,897 tCO2e above the same period a year ago of 341,527 tCO2e.

Scope 3.11 and Scope 3.12 emissions categories have been modified to apply improved measurements and calculation methods for current year reporting and the prior year comparative period. Use phase of sold products emissions reported in Scope 3.11 are now better reflected through a metric that captures the volume of global instrumentation equipment sold. Emissions from end of life treatment of sold products, reported in Scope 3.12, are now more robustly aligned to underlying sales information included in our internal reporting data queries.

The following table provides the detail of emissions for the years ended December 31, 2023 and 2022:

Management Report

Corporate Carbon Footprint by Emissions Category (in tCO2e)	2023	2022	Change in tCO2e 2022 to 2023	Change in % 2022 to 2023
Scope 1: Direct emissions	13,375	13,908	(533)	-3.8 %
Scope 2: Indirect emissions	3,930	6,553	(2,623)	-40.0 %
Total Scope 1 and 2 (market based)	**17,305**	**20,461**	**(3,156)**	**-15.4%**
Scope 3.1: Purchased goods and services	254,498	234,189	20,309	+8.7 %
Scope 3.3: Energy related activities	4,654	4,104	550	+13.4 %
Scope 3.4: Transportation and distribution	31,086	36,420	(5,334)	-14.6 %
Scope 3.5: Waste in operations	2,630	6,493	(3,863)	-59.5 %
Scope 3.6: Business travel	11,633	10,621	1,012	+9.5 %
Scope 3.7: Employee commuting	8,970	8,092	878	+10.9 %
Scope 3.11: Use phase of sold products	979	1,050	(71)	-6.8 %
Scope 3.12: End of life treatment of sold products	19,669	20,097	(428)	-2.1 %
Total Scope 3	**334,119**	**321,066**	**13,053**	**+4.1%**
Total emissions	**351,424**	**341,527**	**9,897**	**+2.9%**

Management Report

Methodology

Overall, we apply the Corporate Accounting and Reporting Standards as outlined in the Greenhouse Gas Protocol (GHG Protocol) for the GHG emissions reporting. Hence, the consolidated GHG emissions include all emissions from subsidiaries where QIAGEN has financial control.

Scope 1 covers direct Greenhouse Gas (GHG) emissions from the combustion of fossil fuels on the QIAGEN premises and by company vehicles.

Scope 2 covers indirect GHG emissions originating from the external generation of electricity for our operational and business activities. They are reported using both a location-based and market-based approach. A market-based calculation method for Scope 2 emissions reflects emissions calculated with the energy source mix used by each of our sites and is our first priority. A location-based method reflects the average emissions intensity of grids on which energy consumption occurs and is only made when market-based is not available.

As sustainability reporting, including emissions, will be subject to mandatory limited assurance beginning in 2024, we engaged an independent audit firm to conduct a limited assurance review for Scope 1 and 2 emissions for the 2023 reporting year in advance of the formal regulatory requirement. The assurance engagement was performed in accordance with the International Standard on Assurance Engagements (ISAE) 3410 "Assurance on Greenhouse Gas Statements" as issued by the International Auditing and Assurance Standards Board (IAASB).

Scope 3 covers upstream and downstream emissions that occur along our value chain. The sub-categories are reported separately in the table Corporate Carbon Footprint by Emissions Category shown above.

To assist and inform our preparedness for the upcoming regulatory requirement of a limited assurance, in 2023, an independent audit firm confirmed our audit readiness of our processes for Scope 3 emissions.

We have considered emissions in the following categories as material to our operations: Scopes 3.1. (purchased goods and services), 3.3. (energy-related activities), 3.4. (upstream and downstream transportation and distribution), 3.5. (waste in operations), 3.6. (business travel), 3.7. (employee commuting), 3.11. (use phase of sold products) and 3.12. (end of life treatment of sold products).

The energy data used to calculate Scope 1 and 2 emissions is shown in the Energy Consumption by Source table below.

Energy

Energy Consumption by Source (in MWh)	2023	2022
Scope 1: Direct energy		
Stationary combustion		
Natural gas	41,160	38,233
Diesel	207	11
Heating oil	–	13
Mobile combustion		
Diesel	3,696	4,159
Gasoline	15,126	13,682
Total Scope 1 consumption	60,189	56,098
Scope 2: Indirect energy		
Electricity from conventional tariffs	6,971	12,990
Electricity procurement from green tariffs	35,653	25,707
Electricity from e-mobility	25	–
Consumption from district heating and cooling	4,329	2,778
Total Scope 2 consumption	46,978	41,475
Total energy consumption (including green energy)	**107,167**	**97,573**

Management Report

Energy efficiency

Improving energy efficiency is a key part of our climate strategy and essential to meeting our SBTi target. We selected energy efficiency measures based on the Carbon Roadmap.

During 2023, we continued our energy efficiency campaign to create awareness for and understanding of our energy efficiency priorities. This campaign provided guidance on how all employees could contribute to our climate goals and identify creative solutions for energy efficiencies across the company, beyond facility improvements.

Use of renewable energy

In 2023, our energy attribute certificates (EACs) purchased in 2022 remained valid for Hilden, Germany and Germantown, Maryland. They are sourced from unspecified renewable electricity. Our sites in Sweden and in the Netherlands source their EACs from hydroelectric and wind turbines. Further we have expanded the usage of green energy in the United States and China by purchasing Renewable Energy Certificates (RECs) to offset relating emissions in these regions. We will also transition other offices to renewable energy according to our CRM. In total, we use 84% of our purchased electricity from renewable sources.

In addition to renewable energy certificates, the solar panels on the roof at our manufacturing site in Hilden produced 58 MWh in 2023 for our own operations and reduced our reliance on the electricity grid.

Scope 1 & 2 GHG emissions intensity	2023	2022	Change in % 2022 to 2023
Scope 1 & 2 GHG emissions (in tCO_2e)	17,305	20,461	-15.4 %
Net sales (in USD millions)	$1,965	$2,143	-8.3 %
Net GHG emissions intensity (tCO_2e/ USD millions)	**8.8**	**9.5**	**-7.8%**

Also this year, we continued to reduce the greenhouse gas (GHG) intensity compared to our sales and compared to 2022. We use the GHG intensity ratio, which looks at the amount of emissions (in tons carbon dioxide equivalent) in relation to our total net sales (in USD millions). In 2023, we have reduced the GHG intensity by 7.8% compared to the prior year.

Electric company cars and employee commuting

In line with our emissions reduction strategy, we started to transition our fleet of company cars in the U.S., Germany, Switzerland, and Austria to use hybrid or wherever possible electric vehicles in 2022. During 2023, car fleet used for field services have been equipped with hybrid cars. For other areas electrical cars have been considered as a company car only.

The Benelux region and U.K. will transition to hybrid or electric vehicles in 2024. At our U.S. facilities, employees are offered incentives to select hybrids and electric vehicles through an increased car allowance and a subsidized at-home electric charger. We continue to expanding the necessary infrastructure for electric vehicles for employee use at our manufacturing site in Hilden, Germany.

Many facilities provide discounted train and bus tickets to encourage employees to use public transportation. At our sites in Shenzhen, China, and Manila, Philippines, we offer bus shuttles to public transport stations. In Hilden, Germany and Manchester, U.K., we support commuting by subsidizing public transportation costs. In Hilden, an electric bike program was initiated to offer employees an alternative option of transportation.

12.2, 12.5

Reducing our environmental footprint

- 7% transportation packaging reduction in 2023 compared with 2022
- Circularity analysis of the QIAamp DNA Mini Kit with an accredited partner based on the Cradle to Cradle® Design Framework
- Expansion of our plastic reduction strategy "reduce – replace – recycle" beyond our QIAwave product line and into other products

Reduce, replace and recycle plastic

Plastic footprint reduction

While technical, regulatory, safety and hygiene standards requires us to use plastics in the production of many of our products as well as for transport and packaging, we are working to eliminate plastics wherever possible without compromising product quality. To curtail the adverse environmental impact caused by plastic in transport, packaging and products, we adopted a "reduce – replace – recycle" strategy. In addition to enhancing environmental protection, our decision to minimize our use of plastic can provide greater autonomy, alleviating the risk exposure of higher costs due to plastic tax or regulatory changes. Our customers and shareholders expect us to invest in alternative material and act in harmony with long-term future-oriented and environmentally conscious solutions. We rely on our global cross-functional plastic footprint reduction team to identify opportunities to diminish plastic and explore more environmentally friendly alternative materials.

In 2023, we continued to follow up on our ambitious corporate goal to reduce plastic in transportation packaging materials and achieved our reduction goal of 7% compared to 2022. This was realized by eliminating, reducing and replacing plastic with paper, cardboard or sustainable materials. Key initiatives in 2023 included further replacing packaging materials with sustainable alternatives and reducing the amount of plastic material. We invested in new winding equipment for pallet wrapping within our distribution hubs in Europe and the U.S. and drastically reduced the amount of stretch foil. In 2023, aligned with our strategy, we continued the roll-out of eco-friendly transport boxes in the U.S. and EMEA, replacing expanded polystyrene (EPS) transport boxes with cold chain shipments. In addition, we continue to consider the role of coordinating logistic processes and increasing the number of bulk shipments to further reduce our use of plastics.

In 2024, we aim to further reduce plastic by 20t by expanding our plastic reduction strategy "reduce – replace – recycle" beyond our QIAwave product line into other products. Our project teams are working on the reduction of the thickness of primary plastic product packaging materials within the kits while other project teams have implemented paper-based product packaging alternatives. We are also preparing a pilot project where we will step into the use of bio-based plastic from renewal feedstock for some dedicated product parts. We are optimistic that the benefits of this alternative plastic will be a good option for our products and anticipate using the outcomes of this project to decide on the extent of future use.

In addition, we encourage our employees to act as drivers of increased sustainable awareness and to serve as a source for the creation of new ideas to reduce our reliance on plastic. The "Sustainable Teams" voluntarily established across multiple sites have contributed toward our goals by successfully completing projects with the target of reducing operational waste at our sites. With the aim to reduce plastics in our products, we launched the eco-friendlier product line QIAwave in January 2022. In September 2023, we subsequently expanded its product range with additional kit variants for the simultaneous purification of DNA and RNA from cells and tissues, as well as RNA isolation with effective gDNA removal and kit sizes. The five QIAwave kits deliver the same high-quality genomic and plasmid DNA and RNA but produce less plastic and cardboard waste compared to our RNeasy Mini, RNeasy Plus Mini, DNeasy Blood & Tissue, AllPrep DNA/RNA Mini and QIAprep Spin Miniprep Kits. The QIAwave kits feature fewer components, waste tubes made from 100% recycled plastic and buffer concentrates in smaller bottles. More compact

Management Report

kits and new packaging methods reduce the amount of cardboard needed, and instructions for use are available online in lieu of printed materials. QIAwave marks the beginning of our journey to translate sustainability directly to our products, and we will continue to pursue other opportunities to transfer identified best practices to other product portfolios as well.

The QIAwave Kits are the first sample preparation kits in our industry to receive the prestigious ACT (Accountability, Consistency, and Transparency) Environmental Impact Factor Label from My Green Lab. Compared to the respective standard kits, the QIAwave DNA Blood & Tissue Kit (250), the QIAwave RNA Mini Kit (250) and the QIAwave Plasmid Miniprep Kit (250) launched in 2022 have a 36% lower environmental impact factor, taking criteria such as manufacturing, impact reduction, responsible chemical management, product and packaging content as well as disposal of packaging into account. Our next development steps aim to reduce plastic further by re-designing the spin columns and waste tubes.

Circularity assessment for the QIAamp DNA mini Kit

A life cycle assessment (LCA) considers the environmental impact of the full life cycle of a product. This assessment considers the extraction and processing of raw materials, transport to the customer, the energy and material input required when using the product, transport to the disposal facility, and incineration of remaining materials.

After an initial assessment in 2019, in 2021 we conducted an LCA with an increased scope in accordance with ISO 14040/14044 and certified by an independent third party (GUTcert). The LCA reconfirmed the environmental impacts within the entire life cycle of a QIAamp DNA Mini Kit, one of our best-selling products, and one which is similar in composition and manufacturing process to other QIAGEN kits. The detailed report on the LCA can be found on our sustainability website.

Based on the results, we received confirmation that plastic within our kits is the main contributor to our CO2 footprint. In 2023, we performed a further analysis of the amount and type of plastics contained in our top-selling products and additionally analyzed the circularity aspects of the QIAamp DNA Mini Kit in collaboration with an accredited external partner. This analysis was based on the Cradle to Cradle® Design Framework and revealed the potential to apply recycled or bio-based polyolefins (plastic components) as feedstock. After the use phase, the polyolefins are suitable for thermoplastic recycling and the paper and cardboard are suitable for municipal paper recycling. The results of the circularity assessment guide our journey to optimize Scope 3 emissions. With improved data, we are now able to measure the impact of reducing plastic and to prioritize our activities based on optimization potentials.

Waste

Our operational waste is generated primarily from manufacturing, packaging and research activities conducted at our production sites. Proper management of waste is an essential part of our regulatory obligations and environmental permits. To ensure minimal environmental impact, our waste is handled and disposed of by approved waste disposal service providers. Our waste can be defined into two categories: non-hazardous and hazardous. Our production facilities have controls in place to manage hazardous waste to ensure that it is treated before disposal. Of the total waste in 2023, 31% was segregated for material recycling with the aim of reducing the volume of waste ending up in a landfill. As waste is managed locally at each site, some of our sites work with third-party Integrated Facility Management (IFM) partners to manage site waste.

All waste produced in the course of our operations at our largest manufacturing facility in Hilden, Germany, is diverted from landfill and sent for alternative methods of disposal. Regarding product waste, we offer transport packaging, hazardous packaging and electrical/electronic equipment take-back options with approved collection agencies.

Management Report

Waste production by type (in tons)	2023 Total	2023 Percentage	2022 Total	2022 Percentage
Non-hazardous waste	984	48 %	1,932	47 %
Hazardous waste	440	21 %	1,550	37 %
Recycled:				
Non-hazardous waste recycled	624		648	
Hazardous waste recycled	17		12	
Total recycled waste	641	31 %	660	16 %
Total	**2,065**	**100 %**	**4,142**	**100 %**

Water consumption

Good quality, potable freshwater is essential for manufacturing our products. All water is withdrawn from third-party water utilities. The remaining water is used for cleaning, decontamination of production lines, sanitation and drinking water. In 2023, we used 136,701 megaliters of water (2022: 118,551 megaliters), an increase of 15.3% compared to the previous year. Our two key manufacturing facilities (Hilden and Germantown) are located in low-risk water stress areas and comprise approximately 65% of our water use.

We did not identify water as a material ESG topic. However, we recognize water risks in some areas of our operations and aim to conduct a detailed water risk assessment in 2024. We currently identify water risk using the World Resource Institute (WRI) Aqueduct Tool. In 2023, 14% of water was withdrawn from areas classified as having medium-high, high, or extremely high water stress. In addition, approximately 50% of our sites are located in areas of medium-high, high, or extremely high water stress.

We recognize the value in conservation of water and have taken steps to apply best practices. Existing measures to reduce water usage include using processed water – a by-product of manufacturing – to cool buildings. We have also installed hand-motion activated faucets, introduced low-flow plumbing, dual-flush toilets, and the use of rainwater to flush toilets.

To achieve EHS business objectives to reduce environmental impacts, we ensure that the wastewater discharges comply with local and national standards. In 2023, for the first time, we submitted our water-related qualitative and quantitative usage information to the Carbon Disclosure Project (CDP). As we look to integrate water conservation in our sustainability goals, we anticipate publicly reporting our water use and targets by the end of 2024.

Water consumption by water stress level (in megaliters)	2023	2022
Low	102,913	101,749
Low-medium	14,391	3,497
Medium-high	9,252	8,867
High	617	2,826
Extremely high	9,528	1,612
Total	**136,701**	**118,551**

Management Report

Water use and risk by region (in megaliters)	Low	Low-medium	Medium-high	High	Extremely high	Total	Percentage
North America	62,807	559	4,517	—	911	68,794	50.3 %
Europe, Middle East and Africa	40,011	2,684	1,179	496	5,871	50,241	36.8 %
Asia Pacific	95	11,148	3,359	121	2,732	17,455	12.8 %
Latin America	—	—	197	—	14	211	0.1 %
Total	**102,913**	**14,391**	**9,252**	**617**	**9,528**	**136,701**	**100.0 %**

Further environmental data

Overall, we apply the Corporate Accounting and Reporting Standards as outlined in the Greenhouse Gas Protocol (GHG Protocol) for the GHG emissions reporting. Hence, the consolidated GHG emissions include all emissions from subsidiaries where QIAGEN has financial control.

In 2023, to manage our environmental performance effectively, we implemented a new tool to enable our individual facilities to collect and report their indicators, allowing for transparency and accurate reporting. Our consolidated environmental indicators for three consecutive years are shown in the table below. The data are also displayed as a ratio of consolidated net sales, for short- and long-term monitoring.

Environmental indicators	2023	Indicators 2023	2022	Indicators 2022
Energy (in MWh)	107,167	0.0545 MWh/NS	97,573	0.0455 MWh/NS
GHG emissions Scope 1 and 2 (in tCO2; location-based)	32,881	0.0167 t/NS	31,622	0.0148 t/NS
GHG emissions Scope 1 and 2 (in tCO2; market-based)	17,305	0.0088 t/NS	20,461	0.0095 t/NS
Freshwater use (in megaliters)	136,701	69.56 l/NS	118,551	55.32 l/NS
Non-hazardous waste (in t)	984	0.501 kg/NS	1,932	0.902 kg/NS
Hazardous waste (in t)	440	0.224 kg/NS	1,550	0.723 kg/NS
Non-hazardous waste recycled (in t)	624	0.318 kg/NS	648	0.302 kg/NS
Hazardous waste recycled (in t)	17	0.009 kg/NS	12	0.006 kg/NS

Management Report

Social

Investing in People

8 DECENT WORK AND ECONOMIC GROWTH

8.3, 8.4, 8.7

Attracting talent and acting as a responsible partner along the value chain

- Culture and values embedded in our Corporate Code of Conduct and Ethics and Ethical Standards Policy
- High-quality training and career development for our employees
- Multi-stage vendor selection process to minimize risks in our supply chain

Employees

QIAGEN's success starts with our people. Our long-term success and growth depend on the knowledge, skill and passion of our employees. Investing in our people, therefore, drives our economic performance and considerably influences the sustainability of our operations. The attraction, development and retention of our employees is an integral factor in creating value for customers, colleagues, partners and shareholders. During 2023, we continued our strategic focus on being recognized as an employer of choice, which enables us to attract, develop and retain top talents that are critical to our long-term success.

Our Corporate Code of Conduct and Ethics provides our employees with a clear understanding of the principles of business conduct and ethics that are expected of them. Additionally, respect for human rights is a fundamental value of QIAGEN. Our Human Rights Policy defines how we strive to respect and promote human rights in our relationships with our employees, suppliers and other stakeholders. The policies are reviewed and updated annually and are both available on our website.

As a company headquartered in the European Union, freedom of association and collective bargaining are cornerstones of the good relationship between management and representatives of employees. The majority of our workforce is employed in member states of the OSCE (Organization for Security and Cooperation in Europe), which includes states from Europe, Central Asia and North America. In all regions where we operate, we comply with all applicable laws regarding freedom of association and collective bargaining, and respect local laws and regulations concerning labor relations as outlined in our Human Rights Policy, available on our sustainability website. Management believes that its relations with regional labor unions and employees are good.

The following tables provide information on the number of employees by geographical region and main category of activity. We acknowledge and respect all gender identities, understanding that individuals may identify as female, male, non-binary, or in various other ways. The gender data in the tables in this report are presented in the female or male format.

Management Report

				2023				2022
Employees by region	Female	Male	Total	Percentage	Female	Male	Total	Percentage
EMEA[1]	1,800	1,652	3,453	57.9 %	1,863	1,695	3,558	57.6 %
Americas	609	720	1,329	22.3 %	610	760	1,370	22.2 %
APAC	595	590	1,185	19.9 %	632	618	1,250	20.2 %
Total employees	**3,004**	**2,962**	**5,967**	**100.0 %**	**3,105**	**3,073**	**6,178**	**100.0 %**
Percent of total employees	50.3 %	49.6 %			50.3 %	49.7 %		

[1] As of December 31, 2023, one employee identified their gender as non-binary or chose not to disclose.

		2023		2022
Employees by contract	Total	Percentage	Total	Percentage
Full-time employees	5,625	94.3 %	5,903	95.5 %
Part-time employees	342	5.7 %	275	4.5 %
Total employees	**5,967**	**100.0 %**	**6,178**	**100.0 %**

Employees by function	2023	2022	2021
Production	28 %	29 %	30 %
Research & Development	18 %	17 %	16 %
Sales	37 %	37 %	37 %
Marketing	6 %	6 %	6 %
Administration	11 %	11 %	11 %
Total	**100 %**	**100 %**	**100 %**

In 2023, the number of employees working in production decreased as business conditions continued to reset following the significant ramp-up of production during the COVID-19 pandemic when we employed workers for this specific need under limited time contracts.

Depending on local laws and customs, there are different types of employment ranging from long-term fixed contracts to temporary positions. In addition, part-time, full-time and temporary employees may have access to benefits that offer flexible time and programs for parents following childbirth and during schooling, for example. Refer to section Employee satisfaction and retention for additional information. In 2023, part-time employees represented 5.7% of our workforce and temporary employees with a fixed-term work contract represented 7.3%.

We strive to foster an open-door workplace culture where employees can approach anyone. Employees may communicate openly with management or the Supervisory Board at any time regarding their working conditions without threat of reprisal, intimidation or harassment. We actively encourage continuous feedback through regular one-on-one discussions between our managers and employees, meetings with our Human Resources colleagues, our

Pulse Check employee surveys (discussed below), our manager specific 180° feedback process 'QIAlead' and through questions to the Executive Committee (EC) at our Town Halls, and by direct email.

Employee Attraction and Development

Our Approach

QIAGEN´s goal is to be the industry employer of choice by attracting, developing and retaining diverse top talent. Enabling a fair, respectful and inclusive work environment is embedded in our culture. To drive our economic performance and create value, we focus on building excellent teams with remarkable talents. To adapt in the competitive field of talent attraction, the global Talent Acquisition Policy has been revised in line with an improved Talent Acquisition Strategy to enhance the global overall recruiting process, the commitment to diversity and inclusion, our internal application processes, work with hiring agencies, and adherence to official regulations.

We strive to create a work environment that empowers and involves employees at all levels. In 2023, we continued our global QIAGEN EMPOWER cultural change initiative, originally launched in 2021 with voluntary ambassadors who actively facilitated discussions and practices around empowerment. The EMPOWER initiative aims at fostering inclusive networks and inspiring a culture of empowerment. The initiative also serves as a foundation for the professional and personal development of each employee. Our goal is to provide our employees with opportunities to develop, be venturesome, think and act long-term and, at the same time, motivate them to perform to the best of their ability with discipline, empathy and trust. We seek to inspire our people to grow so they have the right mindset and skills to thrive and achieve both professional and personal objectives. With our focus on performance management, employee, career and leadership development, we seek to foster effectiveness and performance. As anchored in our formal coaching guidelines, we empower every employee and encourage them to take on the responsibility for their learning and personal growth.

The talent, skills and passion of our employees are key to our success and value creation. The opportunity to develop personally and professionally is a core aspiration, both for employees who have recently joined QIAGEN and for those who have been with QIAGEN for quite some time. Our objective is to foster a learning culture that gives our employees the opportunity to develop their own unique career paths while collectively enhancing our ability to achieve our business objectives and secure a robust pipeline of talent to deliver on our long-term strategies.

Impact, risks and opportunities

We believe fostering a positive work environment with good working conditions and opportunities to develop a career will attract and retain more skilled and motivated employees. Enhancing training and career development increases employee satisfaction, employee performance and retention. In turn, increased retention helps to mitigate our exposure to risks associated with vacant positions, high turnover, and reduced productivity.

We expect a positive effect in the mid-term given our unique and solid employer brand and the implementation of a targeted talent attraction strategy. Throughout the year, actions were initiated and promoted that comprised two key approaches: to refresh the QIAGEN employer brand and to refine talent acquisition operations.

Additionally, training, skill and competency development are essential drivers for candidates in their decision to join a new employer. With our extensive career and leadership development programs, we provide the opportunity to be part of a motivated and efficient workforce. In developing and sharing best practices, we learn from each other across sites and continuously improve the way we act to foster a high-performing culture at QIAGEN.

Management Report

Employee attraction

Winning Talents

The currently under development Employer Value Proposition with its three pillars (impacting our world, impacting our teams, impacting careers) and its statements will also serve as the foundation for our improved Talent Attraction Strategy in the long-term. We will focus on the development of additional actions and measures which we plan to implement from 2024 onwards, including specific recruiting trainings, such as advanced interview techniques and matters related to diverse communication panels. Given the importance of recruitment decisions to achieve our improved strategy, unconscious bias training will be a mandatory part of manager training in the coming year. The training has proven valuable in creating better communication, trust and cooperation across departments within an open-minded, inclusive and respectful culture.

In 2023, QIAGEN participated in various job fairs globally, for example, at the University of Manchester, U.K.; the Economic University in Wroclaw, Poland; the University of Michigan, U.S.; the Boston University, U.S.; the University of Maastricht, the Netherlands; the WHU – Otto Beisheim School of Management, Germany and at the *Deutsches Krebsforschungszentrum*, DKFZ (the German Cancer Research Center).

Employee Development

Training and feedback

Employee development is vital for building capabilities and addressing current and future gaps. We provide diverse internal and external learning solutions, fostering competency and preparing employees for future roles. Our focus is on inspiring growth with quality tools and activities, nurturing the right mindset, behaviors, and skills. Training opportunities are offered through in-person and hybrid formats as well through QIAlearn, our global e-learning platform on which we deployed 1,300 training courses in 2023. Regular evaluations via surveys ensure program effectiveness.

Leadership behavior is assessed through the annual QIAlead 180° feedback process. The 2023 assessment indicated that an improved focus of managers to deliver continuous feedback to employees is required, reflecting that the benefits of a timely exchange will improve opportunities to share outcomes, recognize successes, learn from mistakes and leave comfort zones. A formal process addresses identified improvement areas.

In 2023, we piloted a 360° feedback process for newly promoted leaders, planning its implementation before promotion in 2024. This comprehensive view enhances workplace behaviors, aligning with our commitment to continuous improvement.

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Development cycle: promoting strengths

Our global Performance Enhancement System (PES) guides regular one-on-one review sessions between employees and managers to discuss performance and career growth. It facilitates goal setting, competency assessment, and training needs identification. The lifecycle includes goal setting at the beginning of each year and mid-year development conversations where competencies are assessed and development plans established. PES discussions are mandatory and follow the principle of promoting strengths.

Attract

Identify

Retain

Develop



Development Cycle


QIAGEN'S Performance Management Process
Planning
Set clear goals and expectations
Monitoring
Manage performance with regular, timely feedback
Developing
Support development by assessing key competences and providing suitable learning solutions or opportunities
Rating
Summarize and quantify overall performance
Rewarding
Recognize high performance and overall contribution

Management Report

Competency model for long-term success

In the QIAGEN competency model, we define key competences and skills for the long-term success of our fast-growing technology and knowledge-based company. In addition to individual professional expertise and background, we differentiate between:

- core competences
- entrepreneurial competences
- leadership skills

In 2023, we offered over 20 training courses linked to the competency model. Our top five competency-based trainings last year were:

- Enhancing Communication for Success
- Basic Project Management
- Lateral Leadership
- Effective Leadership Communication
- Emotional Intelligence


Innovative Ability
Accountability
Working in Teams
Continuous Learning
Planning and Problem Solving
Customer Orientation
Effective Communication
Focus
Strategic Thinking and Acting
Decision Making
Risk Taking
Change Management
Performance Management
Employee Development
Core Competences
Entrepreneurial Competences
Leadership Competences
Professional Expertise
QIAGEN Mission, Strategy and Values

70:20:10 model for highest impact

QIAGEN's competency development approach follows the 70:20:10 model for learning and development, a highly successful industry practice that defines the optimal sources of learning with the highest impact on people. Based on the model, individuals obtain 70% of their knowledge from job-related experiences, 20% from interactions with others, and only 10% from formal training courses or programs.

Global Leadership Development

QIAGEN continues to adapt to ongoing changes in the economy and the industry. While valuing our ability to be responsive and adaptive, we remain steadfast in preserving what QIAGEN stands for, protecting our core company values. Our leaders play an important part in helping this transformation across the workforce. The Global HR Learning & Development Team has focused on further elaborating the new Global QIAGEN Leadership Program, which will be fully deployed in 2024. The Leadership Program builds on the EMPOWER Leadership behaviors: Focus, Walk the Talk, Create Context for Success, Build Collaborative Networks.

The target-group-specific leadership learning portfolio provides leaders at all levels with the capabilities to coach and develop their own skills. Where employees are encouraged to be more autonomous, they are guided how to strengthen their responsibility for the respective individual learning process and assess their contributions to the success of our global company goals.

Mentoring

We foster employee development through initiatives like our Mentorship Exchange program. This internal mentorship program pairs employees to advance each other's career goals through guided sessions. In 2023, we launched two programs, proving its effectiveness in unlocking career potential and fostering mentorship skills. Building on this success, we introduced the Mentorship Ambassador Program, offering selected participants further professional growth opportunities through a structured curriculum.

Employee satisfaction and retention

We strive to be an Employer of Choice – a great place to work. Employees join QIAGEN, stay, and also return to QIAGEN because they know their work makes improvements in life possible. Employees feel they are treated fairly, they are listened to, they have opportunities to grow and develop, and they are empowered to make a difference.

We are committed to fair pay and have clear pay guidelines and job grading which are regularly updated based on market data. Pay decisions consider peer comparisons, and we adhere to transparency regulations, allowing employees to request salary information for gender comparison. We are currently developing a global equity measurement methodology to address pay equity issues comprehensively.

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We also have frameworks in place for performance-based and share-based compensation, along with offering incentive programs for new ideas and innovation. While varying based on role and jurisdiction, the majority of the members of management participate in our stock plan and are eligible to receive stock unit grants subject to performance and/or service requirements. These programs aim to ensure fair and attractive compensation and serve to encourage each employee to contribute to our long-term success. Our Remuneration Report provides detailed information on the compensation practices regarding our Supervisory and Managing Boards.

Work-life balance is an important driver of creating and maintaining employee satisfaction. We provide services to help employees balance their personal lives with our dynamic work environment, including in-house childcare at certain sites and flexible working hours.

Our global remote working policy, QIAflex, sets a foundation for on-site and remote success and collaboration. It guides local site leadership in creating flexible work models for roles suitable for remote work, allowing eligible employees to work remotely up to 40% of the time.

Our commitment to excellence also extends to our QIAGENers



QIAGEN – Great Place To Work

UK **Germany** **Poland**

USA **Mexico** **Brazil**

Hong Kong **Philippines** **Taiwan** **China**

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An essential component of our efforts to maintain a high level of employee satisfaction at work is our focus on employee well-being. We offer a wide range of measures and tools, from annual "health days" with free counseling, screening and medical check-ups to fitness opportunities. Since January 2023, Employee Assistance Programs (EAP) are available globally. For further details, refer to Promotion of employees' health under Occupational Health and Safety in this chapter.

To provide a snapshot of employee engagement levels within the organization, we deploy short, anonymous global engagement surveys called Pulse Checks. The findings from the Pulse Checks are used to help leaders focus on specific engagement topics. The September 2023 survey was completed with an employee participation rate of 79%, the highest ever since initiation of the annual surveys started in 2019. The results yielded an average score of 3.9 — on a scale of 1 (lowest) to 5 (highest) — across all areas of engagement. The questions take into account topics such as corporate values, engagement, recognition, learning and development, and ESG. This year, an open comment field was added to solicit specific insight from employees and allow for more detailed analysis, feedback and action plans by regions and Business Areas. Our latest results from feedback received suggest that we continue to reduce silo thinking across our business and ensure employees at all levels across our organization are empowered to make decisions.

We are encouraged that our efforts to be an employer of choice are successful given the recognition and designations collected throughout the year and around the globe. In 2023, our subsidiaries in Germany, United Kingdom and Poland were once again recognized as a "Top Employer" by the Top Employer Institute, a global authority on recognizing excellence in people practices. The "Top Employer" title is awarded after a formal process in which companies share detailed information on their HR practices, undergo an onsite review, and provide several employee interviews. Furthermore, our subsidiaries in the U.S., Brazil, Mexico, Hong Kong, Taiwan, China and the Philippines were once again recognized as a "Great Place to Work" in 2023. To earn this certification, at least 7 out of 10 employees must classify the company as a "Great Place to Work" in an anonymous survey. In addition, our subsidiary in the Philippines won multiple employer certifications in 2023, including "Asia Best Employer Brand Awards", while Greater China was named as "Best Workplaces Asia."

In 2023, total turnover declined for both total employees and employees in management roles, as identified in the table below.

		2023		2022
Turnover	Headcount	Turnover	Headcount	Turnover
Total employees	5,967	13.4 %	6,178	14.1 %
Thereof employees in management roles	678	8.3 %	651	9.6 %

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5.1, 5.5

Fostering diverse teams and equal opportunities

- ≥36% of leadership roles filled by women
- QIAGEN Diversity and Inclusion ambassador program
- Mentorship exchange with focus on culture and inclusiveness
- 5 QIAGEN communities established to foster inclusion

Diversity & Inclusion

At QIAGEN, we firmly believe that diverse teams are the cornerstone of our success. We recognize that a variety of perspectives, ideas and approaches foster innovation and drive our business forward. Our commitment to diversity and inclusion is steadfast, as we strive to cultivate an environment where every employee feels valued and empowered to contribute their unique talents and experiences.

Regardless of age, educational background, gender, sexual orientation, gender identity, nationality, ethnicity, veteran status, abilities, religion, or any other distinguishing characteristic protected by law, we are dedicated to providing equal opportunities for all. We firmly believe that diversity is not only a moral imperative but also a competitive advantage that propels us forward. Our Talent Acquisition Strategy focuses on identifying, recruiting and retaining the most suitable individuals for the job.

Central to our diversity and inclusion efforts is our Executive Council of Equal Opportunity (ECEO), a diverse body of volunteers from across the company, including executives, managers and individual contributors. This cross-functional council oversees our initiatives aimed at fostering diversity and inclusion within our organization.

The ECEO ensures that our policies, practices and procedures support the recruitment, retention, education and development of a diverse workforce that reflects the rich tapestry of society. With a minimum of six advisory board members and a minimum of four council members, the ECEO adopts a co-chair leadership structure accountable to an Executive Committee Sponsor. Together, they establish a comprehensive diversity strategy and implement action plans with clear timelines to achieve our diversity goals.

Aligned with our corporate objectives, the ECEO drives initiatives within each organizational area and sponsors programs such as the D&I Ambassador program and QIAGEN Communities. The D&I Ambassadors, comprised of employee volunteers, champion diversity and inclusion through various activities including hosting speakers, organizing trainings, and facilitating events.

Collectively composing the QIAGEN Communities, each of the five Employee Resource Groups (ERGs) focuses on a unique priority:

- Disability, mental health, and well-being through Thrive@QIAGEN,
- Parents and caregivers through QIAGEN Parents and Caregivers Community (QPACC),
- LGBTQIA+ through Pride@QIAGEN,
- Women through QIAwomen,
- Racial and Ethnic diversity through Mosaic.

Mosaic is the newest of the Communities, created and launched in November 2023. The creation of the community was the outcome of employee empowerment and supportive, collective interest across sites and encouraged by the success of the four other groups.

The QIAGEN Gender Diversity Policy was last updated in 2023. Read more about the policy under Diversity within the Managing Board and Supervisory Board in Corporate Governance.

Impact, risks and opportunities

We are committed to diversity in our teams as we recognize this fuels innovation and engagement with our customers and business partners, and is vital to an environment and culture that provides equal opportunity for success to all employees. We are sensitive to the fact that a lack of focus on diversity and inclusion in a workplace can lead to various repercussions and risks

Management Report

affecting the growth and profitability of an organization because of dissatisfaction or difficulties in attracting a diverse workforce. As such, we decided to create a new position in 2023 fully dedicated to our D&I ambitions. This position ensures that the activities around employee engagement, including D&I, have a clear focus and strategic accountability.

In 2018, we started our strategic initiative on gender diversity with a focus on improving the number of women in management. The participation of women in management roles increased from approximately 28% in 2018 to 36% in 2023 (2022: 35%). This was achieved because of strategic initiatives to drive awareness, engagement and development of better gender representation among our management team. We continue to work towards gender parity, and it is our goal to achieve at least 40% of women in management in the mid-term in accordance with our Gender Diversity Policy.

	2023[1]		2022	
Employees by age, gender and management roles	Female	Male	Female	Male
Under 30 years old	461	302	584	395
30 to 50 years old	2,061	1,960	2,063	1,984
Over 50 years old	482	700	458	694
	3,004	**2,962**	**3,105**	**3,073**
Employees in management roles	**243**	**435**	**226**	**425**

[1] As of December 31, 2023, one employee identified their gender as non-binary or chose not to disclose.

In October 2023, we were selected for the Belonging Builder Award from Mindr as one of a group of five companies out of 53. We earned this award for fostering welcoming, diverse, equitable and inclusive environments through our employee driven initiatives, reflected as well in our 2023 ISS ESG Prime rating.

We expressed our culture as an inclusive employer by participating in the Sticks and Stones, Europe's largest LGBTQIA+ Job Fair, in July 2023. In line with our initiatives, we are currently revising our global recruitment policy to prioritize and highlight diverse candidate pools and interview panels, ensuring a fair and inclusive hiring process. At the beginning of 2023, we updated our applicant system to offer more gender-inclusive options. In addition, we added a line to our interview invitation (virtual and in-person) encouraging participants to inform us about any suggestions for improvements in our interview participation process.

In striving towards greater gender inclusion at QIAGEN, in 2023, QIAwomen hosted more than nine events featuring both internal and external speakers to share experiences and promote discussion. These included on-site events in support of the UN's campaign to end violence against women, culminating on Orange Day. These gave participants the opportunity to exchange resources and, in the U.S., support a local charity for survivors of domestic violence. Launched in July 2022, QIAwomen has grown to approximately 380 members. For the second consecutive year, in 2023, QIAGEN has been listed on the Bloomberg Gender Equality Index (GEI), which provides an opportunity for companies to assess progress towards parity, benchmark against peers, and highlight a commitment to gender equality. QIAGEN also endorses the Women's Empowerment Principles. These principles are a result of

collaboration between the UN Global Compact and UN Women, emphasizing the business case for corporate action to promote gender equality and women's empowerment.

Our commitment to diversity extends beyond cultural and gender diversity. For example, the Pride@QIAGEN community was launched in 2022 and was comprised of approximately 180 members at the end of 2023. The community hosted virtual and in-person events in support of pride month activities in the U.S., Poland, Germany, Mexico, and the U.K. and held several virtual discussions to engage outside of pride month and share ways to support the LGBTQIA+ community throughout the year. QIAGEN also endorses the Standards of Conduct for Business: Tackling Discrimination against Lesbian, Gay, Bi, Trans, & Intersex People which builds on the UN Guiding Principles of Business and Human Rights. As a result of these initiatives, our U.S. subsidiary achieved all the criteria to earn a score of 100 and was recognized as a recipient of the 2023 Human Rights Campaign (HRC) Foundation's "Equality 100 Award: Leader in LGBTQ+ Workplace Inclusion."

In 2022, we further focused on disability and assessed targeted areas for improvement through a project team assembled as part of a leadership training program. The project team identified key areas for review such as hiring and retention strategies for onboarding candidates, improving information accessibility and visibility within QIAGEN, and extending our outreach in our local communities. In addition, in 2022 we piloted the Disability Index. During 2023, we have analyzed the results, created a Reasonable Adjustment Framework as a direct outcome, and plan to implement these findings during 2024. Internally, our Thrive@QIAGEN employee resource grew to approximately 210 members in 2023 and has hosted events and calls to action championing disability, well-being and inclusion in the workplace.

Occupational Health and Safety

Management Approach/Strategy

Safe workplaces and healthy employees are a top priority at QIAGEN. All employees are required to adhere to local and global health and safety procedures and practices. We place the health and safety of our employees above all other considerations and have introduced multiple measures to foster a serious culture of safety awareness. Our Global Environment, Health and Safety team (EHS team) oversees the conscientious implementation of global EHS policies and procedures. Our local EHS teams constantly manage and monitor site-specific occupational health and safety risks and activities.

Global processes include the implementation of a Global EHS Management system based on the ISO 45001 standard. The EHS management system aims to reduce health and safety risks, related injuries, illness and unplanned events within our business operations to minimize safety risks for employees. All employees, service providers and company-managed contractors are required to follow the standards and requirements in our EHS management system.

The processes of the Global EHS management system are also implemented at a local level for the QIAGEN facilities, taking into consideration local and international requirements. Local EHS teams at our facilities coordinate, manage and monitor site-specific occupational health and safety risks and hazards, including the management of permits and licenses, risk assessment analysis, accident reporting, and health and safety inspections.

ISO certification forms part of our strategy to drive and improve our safety performance. We achieved ISO 45001 certification in China for QIAGEN Shenzhen Co. Ltd in July 2023 and the Occupational Health and Safety Management System ISO 45001 certification for our Hilden, Germany site in March 2024. As a next step, our second largest manufacturing site in Germantown, Maryland, U.S. will start to prepare for certification in 2025.

Impact, risk and opportunities

The EHS processes provide measures to address potential Health and Safety risks. Preventing employee absenteeism due to work-related injury or illness is essential to maintain productivity. Production stops or delays would increase costs and the likelihood of reputational damage. A healthy workforce is more motivated and committed, thus increasing productivity and providing for a more stable market position.

We monitor our health and safety performance using safety indicators including the number of safety accidents under categories: Medical Treatment (MT); Lost

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Work cases (LWC); Restricted Work cases (RWC); Transferred Work cases (TWC); Death (DT); Near misses; and Safety observations. Based on this information, we calculate the rate of lost work due to Days Away, Restricted and Transferred (DART), the Total Recordable Incident Rate (TRIR), and Lost Time Incident rate (LTIR). We use the U.S. based Occupational Safety and Health Administration (OSHA) criteria for recording and tracking safety accidents. This allows for standardization across many of our facilities located around the world and enables us to compare our performance against other international companies. Safety indicators are calculated from safety incidents that are reported, documented and investigated within our EHS Reporting portal.

The Health and Safety representatives can use this approach to run local initiatives. Our main manufacturing site ran a QIAttention campaign to raise awareness about incidents that occur due to slips, trips and falls. In 2023, Global Operations took action to increase awareness at our key manufacturing sites with the aim to ensure that any safety concerns, including near misses, were reported. The heightened awareness and attention resulted in an increase in the reported number of near misses and safety observations for 2023 and reduced the number of lost work day cases for the year by 63% compared to the prior year.

Health and Safety training needs are assessed at a local level and Health and Safety Training is provided during onboarding on the job and continuously throughout employment.

Professional safety officers at key manufacturing sites conduct safety walks. Our facilities have workplace arrangements to provide safe, healthy working conditions, processes for workplace risk assessments, scheduled fire evacuation routes, and emergency response plans to be able to respond to an immediate crisis and mitigate the risk of injury and damage.

All employees are required to report injuries and illness in the Global EHS Reporting Portal, and these submissions are investigated by EHS professionals at the facilities to determine the root cause and any corrective and preventative actions to prevent recurrence. All employees are required to adhere to the measures identified in occupational risk assessments and related workplace procedures, including emergency response plans. In addition, we encourage our employees to take an active role in establishing and maintaining health and safety standards by collaborating with leadership on health and safety committees.

Promotion of employees' health

We established a Global Benefit Council with the mission to achieve a global minimum level of benefits and to maintain a benefit program that improves employees' well-being and meets market standards while being financially sustainable. The global minimum benefits aims to address immediate needs that employees and their families might have, improve employee well-being and recognize commitment. One key benefit expanded in 2023 is the Global Employee Assistance Program, now available to all QIAGEN employees and their immediate families worldwide at no cost. Our employees can make use of a confidential, anonymous consultant service for any topic related to mental health and find support related to child and family care, health and lifestyle, legal and financial advice. This global service creates the opportunity for enhanced overall health and well-being of our employees. In addition to utilizing the services offered, employees have accessed webinars and written reference materials offered through the program at no cost. Through the reporting, we can monitor the areas where our employees need support and further develop and optimize our benefit offerings to mitigate non-work-related health risks. We regularly evaluate if there is an increasing demand for support in the field of mental health. This led, for example, to the appointment of mental health first aiders at our facility in the United Kingdom who serve as specific contacts for our employees who want to take advantage of their support.

Furthermore, on-site Human Resources (HR) and EHS personnel support our employees by providing access to non-occupational medical and preventative health services. These services differ among sites and are regularly reviewed to ensure they are in line with country practice and local specifics and may include:

- Medical health insurance, dental insurance, on-site medical doctors, check-ups, sight tests;

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- Medical clearances for job assessments to assess the individual's capability to perform an assigned task;
- Access to treatment for work-related injury or illness;
- Flu and other applicable vaccinations, i.e. Hep B;
- Health and nutrition workshops or other events promoting health and self-care; and
- On-site sports facilities or reimbursement for such activities.

Additionally, as addressed under Employee satisfaction and retention in this chapter, our employees have access to flexible work arrangements and paid time off for volunteering, benefits that serve not only to enhance the health and well-being of the employee but also contribute to the well-being of their families and communities.

Actions and Data

For 2023, our corporate goal was to keep the number of recordable work-related lost workday cases (measured by Days Away, Restricted and Transferred, DART) below 0.9 /per 100 employees. The data for this metric during 2023 was collected monthly from 15 sites across all regions. The DART rate for 2023 was 0.43 and achieved the corporate goal. The DART rates are shown in the table below.

DART rate for key facilities (employees and contractors)	2023[1]	2022
Total number of calculated work hours[2]	7,942,278	7,987,934
Total number of recordable work-related cases	31	47
Total number of recordable work-related cases that caused days away, restricted or transferred encountered	17	33
DART (per 100 employees)[3]	0.43	0.83

(1) Safety data for 2023 includes one additional key site, QIAGEN Gdańsk.

(2) Total number of calculated work hours including employees, temporary workers and contractors.

(3) DART is calculated per OSHA methodology.

The table below shows the number of recordable work-related incidents and number of days lost due to injuries for all workers, which include employees, temporary workers and contractors, during 2023 and 2022, by region at key sites.

Management Report

Reportable incidents and lost workdays for all	Total recordable incidents[1] 2023[2]	2022	Days lost due to injuries 2023[2]	2022
Total average headcount per month at key sites	4,260	4,338	4,260	4,338
EMEA	26	39	106	275
Americas	5	6	11	38
APAC	0	2	0	0

(1) Recordable incidents include all work-related accidents excluding first aid cases.

(2) Safety data for 2023 includes one additional key site, QIAGEN Gdańsk.

The table below compares the safety indicators for work-related injuries and recordable work-related cases at key manufacturing sites for employees and temporary workers against contractors.

Safety indicators for full-time employees and temporary workers vs. contractors	Full-time employees and temporary workers 2023[1]	2022	Contractors 2023[1]	2022
Number of hours worked	7,444,255	7,286,205	498,023	701,729
Number of work-related fatalities	0	0	0	0
Number of work-related injuries including first aid cases	158	163	20	22
Rate of work-related injuries including first aid cases[2]	4.24	4.47	8.03	6.27
Number of recordable work-related cases[2][3]	26	39	5	8
Recordable incident rate[2][3]	0.7	1.07	2.01	2.28
Main types of work-related injuries and illnesses	Unsafe acts by people: inattention, exposed or in contact while handling lifting or carrying, slipping, tripping, falling	Slipping, tripping, falling, misbehavior, unsafe working procedures	Unsafe acts by people: contact with something fixed or stationary, inattention, hit by falling product/ machinery/equipment	Misbehavior, unsafe acts of people

(1) Safety data for 2023 includes one additional key site, QIAGEN Gdańsk as of 2023.

(2) Rate of work-related injuries and recordable incident rate are calculated per OSHA methodology based on 200,000 working hours.

(3) Recordable incidents include all work-related accidents, excluding first aid cases.

Serving Society

Making improvements in life possible is our vision. As a global provider of resources and tools in molecular testing, we continue to contribute to improving human health by ensuring communities around the world have access to our products and solutions. Our global reach extends to encompass public health organizations and commercial partners in more than 170 countries. We strive to provide innovative solutions to our customers and their patients by delivering high-quality products and modern technologies that enable new insights for scientific research, forensics, food safety and better informed treatment decisions.

Quality and product safety

Our approach to quality

QIAGEN stands for quality. Since the beginning of our operations in 1986, our products are manufactured and distributed in compliance with global regulatory requirements. Our processes are designed to set state-of-the-art usability standards and are verified and validated according to their intended purpose.

To achieve and maintain our high-quality standards, we established global quality management systems (QMS) in all our manufacturing facilities worldwide. These ensure consistent high quality as well as safe and effective medical devices. The QMS are certified according to ISO 9001, ISO 13485, Medical Device Single Audit Program (MDSAP), ISO 18385, and comply with European In Vitro Diagnostic Devices Regulation EU/2017/746 (IVDR) and U.S. FDA 21 CFR 820 and other applicable medical device standards around the world. Refer to the appendix Government Regulations for further discussion of our regulatory environment.

All processes at QIAGEN are customer- and patient-oriented. Our activities are systematically and consistently integrated into cross-functional end-to-end processes. Based on collected insights and facts, reliable and sound information, and relevant measured data, we continuously monitor and improve our processes. This ensures the effectiveness and efficiency of our Quality Management System (QMS).

Important key performance indicators (KPIs) to measure the effectiveness of our QMS and our product quality are:

- First time right of our products manufactured
- Customer complaint rate, including trending and turnaround cycle times
- Supplier and internal corrective and preventive actions (CAPA), including the efficiency and the cycle times
- Recalls and medical device reports, including trending and timely completion
- Internal and external audits and inspections, including tracking of timely completion of observations

The processes around product quality are described in more detail in our global Quality Manual. All our employees receive regular training on quality-related topics.

Consistent product quality and customer satisfaction are strong reputational drivers. For more details regarding our customer perception, refer to Customer Satisfaction in this chapter. Risk management is fully implemented in the quality management system. To ensure the quality of our products and solutions, we validate our manufacturing processes, and each manufactured lot is verified according to predefined specification prior to market release. We monitor product performance according to established procedures internally through trending and data analysis and in the market by assessing complaints and engaging in post-market surveillance.

Like other manufacturers, we are exposed to the financial implications of potential recalls and other adverse events due to equipment failure, manufacturing defects, design flaws or inadequate disclosure of product-related risks. In the event of a recall, all of our sites are subject to global procedures to avoid the further use of the product and to guarantee cost-neutral procedures for our customers. We guarantee full traceability of each product to the final customer and can, therefore, notify customers directly in the event of a recall.

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Required actions for recalls depend on the individual case. Actions can range from providing additional information to physically recalling a product. We have defined processes, responsibilities and improvement programs as required by regulating authorities to avoid the recurrence of recalls. Due to our stringent quality management, recalls rarely occur. In past recalls, we were able to reach 90% to 100% of customers to confirm the recall.

QMS Certification	2023	2022	2021
Percent of certified manufacturing sites	100 %	100 %	100 %

Audits and inspection	2023	2022	2021
External audit non-conformance rate (NC/audit man days)	<0.5	<0.5	<0.5
Number of FDA warning letters	0	0	0

Recalls	2023	2022	2021
Number of recalls (U.S./EU FSCA)	7	6	6
Number of FDA Class I recalls	0	0	0

Chemical product safety

Management of Chemical Product Safety

Chemical product safety is our utmost priority. Our customers rely on us to develop products that are safe for people - product users and employees - and for the environment. The goal is to prevent any harm associated with hazardous chemicals from the use of our products and to reduce or avoid any current or potential environmental pollution. We work with our business partners to foster responsible practices among suppliers, to implement continuous improvement, and to support impact reduction starting at product design and development and throughout the life cycle of the products. To reduce the potential negative impacts of hazardous chemicals, the risks and opportunities are addressed in our global EHS (Environment, Health, and Safety) management system. It is accompanied by processes and procedures that define roles and responsibilities required to comply with national and international regulations. Furthermore, in late 2023, we established a Substance of Concern Program with the objective to identify, manage and understand the use of substances of concern within our product portfolio.

Regulatory context

Global legal requirements on chemical product safety are abundant and continually changing. In particular, we monitor conformity with directives under REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) and their counterpart in other regions, the Globally Harmonized System of Classification and Labelling (GHS) and the Dangerous Goods Regulations (DGR). All of these regulations compose the standards or specifications for marketability, product labelling, and for providing information to ensure safe product handling and transport. Changes in regulations could lead to adjustments of safety evaluations. The team of EHS Managers is responsible for tracking changes to the current legislation and monitoring emerging regulations. To ensure and monitor the compliance of our products, including automated system products, we use software configured to support supply chain communication and data evaluation. In addition, we rely on the use of Professional Regulatory insight services and typically acquire specific input from associations.

Access to information and responsible marketing practices

We provide the necessary information to users of our products to handle and maintain the products safely. Our design and development processes include the generation of user instructions and marketing material for our products. Although we strive to develop products free of hazardous properties, the nature of our product lines generate an inevitable risk exposure to chemicals that are classified as hazardous or potentially hazardous to human health or to the environment. To ensure safe handling of products, we communicate the hazards via the product labels, in safety data sheets or in the accompanying Instructions for Use (IFUs). A safety data sheet is available for each product that contains chemicals by kit. The safety data sheet includes valuable information related to occupational health and safety, safe handling of chemical substances, and

Management Report

information and classifications for transport. It is provided in country- and language-specific formats on our webpage.

As with all companies in the medical device/In Vitro Diagnostic (IVD) industry, our product claims and properties are verified and validated during development and approved by regulatory bodies around the world as part of the product submission process. All IVD products are specially tested for safety and usability during development. We market products only in accordance with their approved intended purpose and declare potential residual (or remaining) risks in the instructions for each product. For responsible marketing, we follow specific guidelines such as the Federal Trade Commission's Green Guides or the guide to biodegradable, compostable and related claims on plastic products issued by the Department of Justice, State of California. All communications are subject to an internal legal review via document controls before publishing.

Safety along the value chain and evaluation of raw materials

We require our direct suppliers to comply with the conditions of the Supplier Code of Conduct. By working closely with our suppliers, we aim to ensure a high standard of chemical product safety along the entire value chain. Suppliers confirm their compliance with product-related statutory requirements by providing necessary certificates.

During the early phases of product development and product implementation, every raw material and formulation is evaluated with regards to their safety and impact on human health or the environment. This assessment is done in accordance with the international standard under UN Model Regulation on GHS as well as local chemical legal requirements. If necessary, testing is done on our products to understand and identify any potential safety, health and environmental hazard. Raw materials are subject to ongoing regulatory reviews to ensure continual compliance with product safety.

QIAGEN strives to reduce the use of substances of concern in products and has a procedure in place to support the efforts of reducing the use of substances of concern over a product's life cycle. Specifically, we maintain and reference a watch-list for "unwanted" chemical substances and prevent their use in product development.

Customer Satisfaction

Management Approach

We are committed to continually improving our customers' experiences, taking into account their evolving needs and expectations. Since our products extend across different market segments, our customers have some common overlapping needs but also hold market-specific expectations for the use of our products and services. We strive to exceed customer expectations and establish trustful relationships that translate into customer loyalty, allowing us to best market our current and developing product portfolio across an established, diverse set of customers.

Identifying opportunities

To continually assess the satisfaction of our customers, we employ the Net Promoter Score (NPS) methodology to survey customers, analyze their feedback, resolve identified individual situations of dissatisfaction, and deduce and implement corrective actions to improve customer experience in future. The NPS is a market research metric that measures customer satisfaction by asking customers to rate the likelihood that they would recommend a company or a specific product. Respective NPS values can range from -100, indicating all customers were detractors and dissatisfied, to +100, indicating all customers were promoters and satisfied.

In 2023, we introduced a transactional Net Promoter Score (NPS-T) for customer care (ordering support) and tech service (technical product requests). Upon completion of an interaction with a customer, we sent out requests to the respective NPS-T survey via email and solicited customer feedback on their experience. All collected customer feedback was directly accessible by local country managers. They analyzed the collected responses and followed up immediately with customers who indicated they were not fully satisfied with the resolution of their requests. Based on the feedback we received, in the future, we will offer enhanced customer service features. In 2024, we will launch our

web-chat option in additional countries outside of North America to offer even more timely solutions to the evolving requirements of our customers.

In 2023, the goal for NPS-T Service was set to be above 63. We achieved our goal as we reached 68.8 by the end of December 2023. Throughout 2023, we built a baseline for NPS-T Customer Care and we will set a minimum value target to be achieved for 2024 of 64.

In 2023, we additionally initiated our first Net Promoter Score – Relationship (NPS-R) survey to collect information about the overall state of the relationship between our company and our customers. It was conducted in five languages and captured a diverse set of customers from all business areas. The feedback from this initial 2023 NPS-R global survey was predominantly positive, emphasizing our participants' confidence in our product and service quality. For example, customers acknowledged our efforts towards sustainability, saying they were pleased with changes in packaging and product configurations. There was a general desire for increased in-person interactions post-COVID-19, reflecting the willingness to return to the visible level of attention and care that prevailed before the pandemic. Customers also highlighted factors such as ease of doing business, effective remote customer support and product-specific features as contributing to a positive experience with QIAGEN and supporting their recurring business. We anticipate finalizing and analyzing the results of this assessment during 2024.

To address our customers' expectations in the best possible way, we emphasize trainings for our sales force, with the goal of enhancing our abilities to understand customer needs, educate them about our solutions, and build lasting relationships. Through QIAlearn, we offer e-learning and instructor-led training courses to our sales professionals on various topics ranging from foundational knowledge to detailed product offerings.

3.3, 3b

Our vision: Making improvements in life possible

- Development of research and diagnostic solutions to understand, treat and prevent diseases
- Collaboration with governments, public health authorities and customers to ensure availability of testing solutions

Access to Healthcare

Management Approach

Improving access to diagnostics remains one of the world's greatest healthcare challenges. Our vision of Access to Healthcare is to ensure that every person who may benefit from a QIAGEN testing solution has access to one, regardless of where they live in the world and regardless of their economic status or background. Our commitment to Access to Healthcare is focused on three pillars: Accessibility, Affordability and Collaboration, with special focus on therapeutic areas that disproportionately affect vulnerable populations, including elimination of Tuberculosis (TB), HIV, COVID-19, Human Papilloma Virus (HPV), and Monkeypox (MPOX), among other infectious and neglected diseases. As described in our Access to Healthcare policy, our Global Public Health Task Force (GPHTF) is the highest governing body, responsible for oversight of QIAGEN's Access to Healthcare strategy and objectives, including allocation of resources and overseeing project expansion in crucial regions. The GPHTF is composed of a diverse population of employees, with representation from each sales region encompassing APAC, EMEA, and the Americas. It also integrates members from every functional domain in Molecular Diagnostics, Life Sciences, and QIAGEN Digital Insights. While public health touches every region, particular consideration is given to Low and Middle-Income Countries (LMICs) where global health access pricing of our products is offered.

Collaborations

We collaborate with public health laboratories, research and academic institutions around the world as part of our mission to enhance access to healthcare. Our role and contribution varies based on the project and may involve laboratory infrastructure and capacity building to support pandemic preparedness and response initiatives, local surveillance, and development of new tools for pathogen detection. One such collaboration launched in 2023 involved working with the Pasteur Network and Institut Pasteur at two of their sites in Dakar, Senegal, and Bangui, Central African Republic. As part of the collaboration, we donated over 500 QIAstat-Dx panels for Meningitis/ Encephalitis and MPOX surveillance at Institut Pasteur Dakar, and continued supporting Institut Pasteur Bangui with ongoing MPOX research from kits previously donated in 2022. The project in Bangui focused on detection of MPOX Clade I, inaugurated during a visit of the Minister of Health and a World Health Organization (WHO) delegation. Launching the collaboration was no small feat, with meticulous planning for equipment deployment and training.

In 2023, we expanded our support for a pilot project with the Malawi-Liverpool Wellcome Trust Clinical Research Programme for TB infection surveillance of pediatric populations. Additional QuantiFERON-TB Gold Plus tests and automation equipment were provided to increase the capacity for collecting and processing samples. An HPV screening project in El Salvador with Basic Health International was also expanded in 2023 with the delivery of additional careHPV testing assays and consumables.

In addition, as part of a research initiative, we shipped QIAprep&amp Viral RNA UM Kit materials to Institut Pasteur Dakar to validate an innovative molecular method for rapid and simple detection of Plasmodium spp. parasites using whole blood. This malaria detection method has several advantages over conventional methods, including reduced dependence on skilled personnel, better performance at low parasitemia, and better handling of mixed infections and parasite mutations. Our collaborations with Institut Pasteur remain ongoing with the intention to further expand the collaboration to other sites within the Pasteur Network in 2024 and beyond.

Humanitarian Assistance and Disaster Relief

QIAGEN is committed to corporate social responsibility and believes in actively contributing to the communities we serve. In light of the ongoing war in Ukraine, QIAGEN has supported the Public Health Centre of Ukraine, a division of the Ministry of Health, with multiple product donations to address healthcare challenges and disruption to healthcare services caused by the war. Our donation included QuantiFERON-TB Gold Plus testing kits and instrumentation to diagnose Tuberculosis infections and control the spread of this deadly disease. The donation was coordinated through the United Nations Office for Project Services and the Global Drug Facility. To assist with the identification of missing persons and war crimes investigations, we provided a donation of human identification and forensic equipment to two public health laboratories in the country. In addition, working in collaboration with a non-governmental organization in Ukraine called "We Stand," we donated care HPV testing equipment and consumables to aid in the screening of HPV and the prevention of cervical cancer among women who have been displaced or affected by the ongoing war.

On September 10, 2023, a massive storm caused widespread flooding and destruction in Libya. According to UNICEF, the flooding killed more than 4,300 people with thousands more missing and displaced. To respond to the crisis, QIAGEN contacted representatives of the Libyan government and provided a donation of reagents and consumables to assist in the identification of missing persons and catalyze search and recovery efforts.

In addition to product donations that support healthcare services and laboratory infrastructure, QIAGEN also provided financial contributions to local Red Cross and Red Crescent Societies in response to international disasters. During the course of 2023, QIAGEN organized two global employee donation drives to raise funds for relief efforts in response to the earthquakes in Türkiye, Syria and Morocco, and the tragedy in Libya. These campaigns raised over $124,000 from employee donations and a QIAGEN contribution, which matched the employee donations dollar for dollar.

Management Report

Tuberculosis

Tuberculosis (TB) is one of the world's leading infectious disease killers. In 2021, more than 1.6 million people died and another 10.6 million people fell ill from the disease, according to the WHO. Recognizing this, for nearly two decades, QIAGEN has undertaken a global effort to advance diagnostics for TB in low-resource, high-disease burdened countries.

Our QuantiFERON-TB Gold Plus (QFT-Plus) remains one of the most widely used tests for the detection of Tuberculosis with over 100 million tests distributed to over 130 countries around the world. We work closely with the World Health Organization, Stop TB Partnership Private Sector Constituency, and many other organizations involved in the fight to eliminate this deadly disease and raise awareness on the importance of TB infection testing in order to reach global elimination targets.

In 2023, we participated in the 2nd United Nations General Assembly High Level Meeting on Tuberculosis, delivering testimony on the importance of early detection and prevention of infection by cutting off the source of TB disease before transmission can occur. The meeting culminated in the adoption of a Political Declaration whereby Member States committed to find and treat 45 million people between 2023 and 2027 and mobilize an additional $5 billion annually by 2027 for TB research. QIAGEN's support for TB infection testing will be instrumental in reaching these targets.

In addition to supporting a global health movement, at the regional level, QIAGEN supported education and awareness for TB infection testing in rural First Nation indigenous communities in Canada and Alaska in 2023 through the QIAcommunities initiative. Since January 2023, QIAGEN has supported the Alaska Department of Health with numerous awareness-raising activities ranging from sponsoring free lunches and TB testing to podcasts and art contests for kids. In Canada, trainings were conducted for First Nation healthcare workers. Initial activities focused on Yukon and Northwest Territories, with plans to expand into Nunavut by the end of 2023 and into 2024.

QIAGEN's commitment to aid in eradicating TB did not go unnoticed. In 2023, QIAGEN was recognized by the Treatment Action Group as one of the leading private sector funders of TB diagnostics research during 2022. Importantly, we are proud to renew our commitment to pediatric TB R&D and be recognized as one of three corporations in the private sector investing more than $500,000 in pediatric TB research in 2021. Children are often a neglected segment of this already neglected disease. The unique needs of children and adolescents require new tools and innovations, and QIAGEN is a leader in developing testing solutions suitable for this vulnerable population.

Governance

Ensuring Business with Integrity

Compliance, Anti-corruption and Anti-trust

Compliance Program

As a publicly listed company with international operations, we are subject to regulations in various jurisdictions. Unethical behavior and non-compliance with laws and regulations has the potential to seriously harm our business, our reputation, our shareholders, and expose our employees to personal liability. We have established a comprehensive Compliance Program which is overseen by the Global Compliance Manager and the Compliance Committee, under the leadership of the Head of Global Legal Affairs and Compliance, who reports in this function directly to the Audit Committee of the Supervisory Board. The Compliance Committee consists of managers from Legal, Internal Audit, Human Resources, SEC Reporting, Clinical and Medical Affairs, and Trade Compliance.

The Compliance Committee is responsible for our Corporate Code of Conduct and Ethics, which is updated annually, supplements specific policies for our employees, and meets the requirements of the SEC and the NYSE Listed Company Manual. The Corporate Code of Conduct and Ethics applies to all employees including the chief executive officer, chief financial officer, the principal accounting officer or controller, and other persons performing similar functions. The full text of our Corporate Code of Conduct and Ethics can be found on our website, **www.qiagen.com**, on the Compliance page under Investor Relations.

Our Compliance Program includes a broad range of policies including, but not limited to, aspects such as conflicts of interest, insider trading, revenue recognition, confidentiality, and social media. Policies regarding interactions with healthcare professionals are fully compliant with the AdvaMed Code of Ethics, and are described in detail in our Global Legal Framework for Sales and Marketing Activities Policy, which includes guidelines on various marketing activities such as samples, gifts, etc. All our compliance policies are available to employees via the intranet. Each policy includes a contact address and the invitation to comment or to ask questions.

Moreover, we do not make or receive any payments to or from political parties or political action committees. Such actions have been prohibited without exception by our Code of Conduct since its establishment in 1996. QIAGEN is a member of several industry trade associations, such as AdvaMed (U.S.) and MedTech (Europe), which work to advance important healthcare related initiatives with governmental and non-governmental organizations. We also collaborate with global health policy institutions such as the World Health Organization and regional consortia, such as the African Society for Laboratory Medicine, to improve affordable access to testing solutions for neglected diseases in low-resource settings. Besides our engagement in industry associations, we are not active in any direct lobbying activities.

Risk Management

We pay special attention to anti-trust and anti-corruption laws. Non-compliance with the related rules can expose QIAGEN and its involved employees to monetary and reputational damage and criminal charges. Conversely, compliant behavior will improve the trust in us held by our customers, employees and shareholders and enhance our reputation in the market. Our Compliance Committee annually analyzes related risks, including anti-competitive practices. The risk assessments are applied to the entire group. When evaluating the individual jurisdictions across each subsidiary, while we basically see a higher corruption risk in developing countries as per the Transparency International Corruption Perceptions Index, we have not identified any significant risks related to corruption in any of our operations.

Furthermore, the Legal Department closely monitors the evolution of the law to adapt our policies and training courses, if needed. QIAGEN targets 100% compliance, i.e. no occurrence of any incidents in these areas. During 2023, there were no significant issues of non-compliance with any laws or regulations and no fines were paid during the reporting period. Our specific anti-trust policy and anti-corruption policy support our commitment to ensure that we

abide by the anti-trust and anti-corruption laws of the countries in which we operate. Our policies on anti-trust and anti-corruption can be found on our Compliance webpage under Investor Relations. We extend our Compliance Program not only to our management and employees, but also to third-party intermediaries, such as distributors or agents. Our third-party due diligence program, which is administered by our Global Compliance Manager, focuses on our local distributors and agents, and contains the following six elements:

(1) pre-screening, anti-corruption questionnaire and certification for new distributors, resellers and agents;

(2) annual risk assessment of selected third parties based on a calculated risk score, which factors in location of business and Corruption Perceptions Index;

(3) annual audits of the anti-corruption program and third-party risk management conducted by internal and external auditors;

(4) training for third-party distributors;

(5) contractual obligation to comply with applicable laws (including anti-corruption laws) and QIAGEN's Code of Conduct and Anti-Corruption Policy, as well as compliance certification; and

(6) due diligence in the form of annual background checks of a random selection of third parties, and ongoing monitoring.

Compliance training courses

Our employees' awareness of compliance is shaped by regular in-person training courses held by external hosts as well as in-house legal and regulatory experts. We also offer online courses to instruct and verify knowledge of policies for anti-trust and competition, bribery and corruption, conflicts of interest, data protection, gifts and entertainment, harassment, insider trading, reporting, and respectful communication. Online training is provided to all employees in nine languages and supported by multiple communication resources. All new employees are required to complete online training regarding the QIAGEN Corporate Code of Conduct and Ethics, and to confirm that they have read and understood the Code. Additional mandatory courses, including courses related to risks linked with job function, are customized to the specific area of responsibility. All employees in sales and marketing as well as upper management are required to complete trainings in anti-corruption and anti-trust laws on a regular basis. These basic training courses are followed by regular refresher courses with reassessment varying in frequency from quarterly to every three years depending on the course.

In 2023, our employees completed courses covering anti-harassment and discrimination, prevention of corruption and bribery, and business ethics. In addition, we keep employees informed on compliance topics through our intranet and regular updates via our internal communication platform Viva Engage and our quarterly Compliance Newsletter. During 2023, each employee was obliged to take cyber security trainings. Additionally, the majority of our management was obliged to take master data governance trainings, with this course offering extended to all new employees as well.

Management Report

Compliance training courses	Number completed (2023)	Total time (hrs) (2023)	Average time (hrs) (2023)
Harassment and D&I by category:[1]			
Harassment - U.S.	879	879	1.00
Harassment - Non U.S.	2,561	2,561	1.00
Diversity & Inclusion	388	279	0.72
Anti-corruption and bribery[2]	1,930	1,081	0.56
Business ethics[3]	2,158	1,273	0.59

(1) Includes Harassment, Sexual Harassment & D&I. Note D&I is mandatory in curriculum starting in 2022.

(2) Includes third-party training on anti-corruption and bribery

(3) Includes Code of Conduct course & handbook

QIAGEN Integrity Line

Our hotline for the good faith reporting of violations of the law or our compliance policies is in accordance with the applicable German Whistleblower Act (Hinweisgeberschutzgesetz), the U.S. Sarbanes-Oxley Act, and the listing standards of the NYSE. We follow a strict non-retaliation policy. Upon identification of a report, we diligently investigate all such complaints and protect the anonymity of the complainant to ensure protection from retaliation as well as to secure the employment status of the complainant. We also offer a direct email and telephone hotline for employees to communicate questions or make suggestions for our Compliance Program.

In 2023, we updated our Whistleblower Policy to allow compliance- or audit-related complaints to be collected from outside the organization and not limited to only reports by employees. The new QIAGEN Integrity line is accessible via the QIAGEN Website. It is open for all persons or groups of persons who are directly or indirectly affected by human rights or environmental risks or violations within QIAGEN's own business area or within QIAGEN's supply chains. Reported potential or actual violations and breaches will be forwarded to the Audit Committee of the Supervisory Board. A written or oral report can be submitted via the digital reporting system, with text available in 19 languages.

Sustainable Procurement

Supplier structure

Our direct distribution network extends across more than 30 countries worldwide, and our sites are supported by a global supplier network that includes over 6,100 suppliers in more than 70 countries supplying resources such as chemicals and bioreagents, plastics, packaging materials, and other materials and services essential to our business. Currently, 95% of our overall purchasing volume comes from OECD countries.

Management Report

Region of origin of suppliers	2023	2022
Europe	62 %	58 %
Asia	5 %	8 %
North America	31 %	27 %
South America	— %	4 %
Australia	2 %	2 %
Africa	— %	1 %
Total	**100 %**	**100 %**

New Supplier Code of Conduct

We strive to ensure that our quality standards, compliance with laws and regulations, as well as environmental and social standards, are observed along the entire value chain. QIAGEN expects the same high standards that it has set for itself as an organization from its suppliers. In 2023, we introduced our revised Supplier Code of Conduct. Acceptance of this code is an integral part of our terms and conditions. All suppliers are requested to commit to QIAGEN's Supplier Code of Conduct and to accept the human rights, environment and sustainability principles defined therein as a precondition for a contractual relationship with QIAGEN. Accepting our Purchase Orders is a confirmation of acknowledging our Code of Conduct.

The revised QIAGEN Supplier Code of Conduct refers to numerous obligations, and it safeguards fundamental human rights. In addition to the obligation to fully comply with applicable laws and other behavioral requirements, it includes:

- Standards to prevent corruption,
- Ethical standards in research and development,
- Fair trade and competition,
- Environmental, health and safety standards,
- Fair standards for wages, benefits and working hours,
- Freedom of association,
- Non-discrimination and fair treatment, and
- Standards for the sourcing of conflict materials.

We expect our suppliers to commit to respect human rights and environmental protection, to establish appropriate due diligence processes, and to pass these principles on to their own suppliers. The Supplier Code of Conduct is available online on our website, along with the QIAGEN Procurement Policy.

In alignment with the revision of the Supplier Code of Conduct, our internal procurement policy was updated in 2023. The policy applies to QIAGEN procurement activities globally and serves as the foundation to enable and ensure sustainable sourcing at QIAGEN.

With respect to the revised Supplier Code of Conduct, 100% of employees working in procurement completed training. Our compliance training program ensures that employees in the procurement organization understand our existing guidelines and policies and comply with them. The training is mandatory.

Supply chain management

The Global Procurement Team, situated across several countries, assumes a pivotal role in overseeing acquisitions and expenditures in our production cycle and across various other business functions. It provides the required strategic overall direction and informational foundation and enables efficient and effective operational execution. This includes defining, developing and realizing all relevant category and supply base strategies to execute and support global procurement and sourcing activities. The team is tasked with driving cost savings, investigating innovation, supporting ESG initiatives, securing availability of products and services, and ensuring compliance within the category.

Additionally it engages in spend, trend, and forecast analyses, and conducts quantitative reviews of price and market benchmarks. It also participates in the oversight and verification of the quality of procured goods and services by ensuring specifications adhere with business requirements.

Furthermore, our Head of Procurement serves as an ambassador to the Sustainable Procurement Pledge, an international non-profit organization for procurement professionals, driving awareness and knowledge on responsible sourcing practices.

In 2023, we continued to navigate through supply chain interruptions in a disruptive supply landscape. We took action to hedge against our exposure by employing a combination of long-term agreements and alternative sourcing activities in the short and mid-term. Our ability to engage this adaptive strategy allowed us to navigate the challenges during the year posed by the dynamic and unpredictable nature of the supply environment.

Due Diligence in the supply chain

Risk analysis

When working with suppliers, we apply a multi-stage selection process to minimize compliance, environmental and social risks in our supply chain. Suppliers are subject to a risk analysis covering environmental and social criteria based on their geographic location. To ensure the reliability of these criteria, we leverage information from reputable sources, including the MVO Netherlands platform, funded by the Dutch Foreign Ministry, and the Sustainable Development Goals Index in 2022 from the Bertelsmann Stiftung.

Effective risk management enables us to perform an assessment of human rights and environmental risks in our operating business with greater comprehension and prioritization, resulting in more efficient identification and integration of main risk areas. To date, this includes:

- regular risk assessment of existing suppliers and new suppliers during their onboarding process,
- review and analysis of results from the annual environment, health and safety risk workshops,
- understanding and integration of our experience in dealing with critical/ controversial business activities, incorporating the expertise of external human rights experts, and
- insights from dialogues with investors, NGOs, key opinion leaders and other stakeholders.

Our subsidiary in Hilden, Germany is subject to the German Supply Chain Act (*Lieferkettensorgfaltspflichtengesetz* or LkSG) as of January 1, 2024. The new law imposes extended due diligence requirements in the supply chain on QIAGEN. To effectively address the challenges of a sustainable supply chain and meet the regulatory requirements as well as our own ambitions, we refined our existing risk analysis and implemented various measures in 2023, including the establishment of a Human Rights Committee. Read more about its composition in the section Human Rights in this chapter.

The risk analysis for 2023 reflected that no suppliers falling under the German Supply Chain Act pose potential risks based on their geographic location and their transactions with QIAGEN.

Direct suppliers

As a general principle, our suppliers have to commit to our Supplier Code of Conduct and the embedded human rights and environmental principles, and to adhere to these principles in their supply chain. As part of this commitment, our direct suppliers are obliged to allow us to conduct audits.

Each new supplier is required to complete a questionnaire that collects information on specific human rights and environmental risk, as well as aspects of safety, quality and cyber security. We plan to extend the questionnaire to existing suppliers during 2024 through an electronic survey administered by the cloud-based tool we use to onboard our suppliers. For registered suppliers, we regularly track potential incidents with media checks via the same system.

The effectiveness of our prevention measures is reviewed by our Human Rights Committee annually, or on an ad hoc basis as needed.

Supplier assessment and audits

We conduct comprehensive assessments as part of our supplier selection process. All direct strategic suppliers with a critical impact on the value of our supply undergo this assessment. Among other things, the assessment is based on the following criteria: quality management, future supply strategies, financial

stability, embargoes, and risks of natural disaster. In 2023, this process was adapted to leverage criteria in line with the evolving compliance regarding environmental and social risks. We collect the relevant data for the assessment via a submitted questionnaire or when assessing the suppliers directly on site during a visit. In 2024, we anticipate more than 20 site visits. If suppliers fail to fulfil all criteria, we reserve the right to refrain from future cooperation.

For all direct suppliers that we define as critical, quality audits are conducted on site at least every three years on a case-by-case basis. We document all audit findings and share the results with the audited suppliers. In case of non-conformity with quality processes, we deliver corrective actions to the supplier and continually follow-up until effective implementation adheres to expected quality standards. Beginning in 2024, ESG-related topics will be incorporated into procedures evaluating quality processes.

For the onboarding of new suppliers, we use a cloud-based tool with automated and optimized due diligence processes. Moreover, we utilize this system to continuously monitor documentation data and performance-related criteria of registered suppliers, as well as to track the progress of the risk assessments. We anticipate that this tool will also help us achieve our supply chain-related climate target we have committed to under the SBTi, as discussed in the Environment chapter under Minimize Carbon Footprint.

Preventive measures

Competency and awareness

In 2023, as will also be the case in 2024, ESG-related objectives were integrated into the personal goals of all procurement employees. Beginning in 2024, new and mandatory employee training courses regarding sustainability and human rights in the supply chain were introduced. Furthermore, internal quality processes will be extended as Global Procurement will report on local environmental and human rights protection laws in connection with audits commencing in 2024.

Partnerships with suppliers

In addition to assessments and audits, we engage in strategic partnerships with suppliers. In these partnerships, we work collaboratively on joint projects, events, training courses, and other shared commitments. In general, it is our goal to strengthen ongoing partnerships with our suppliers, for example by aligning our ecological and social goals. During our Strategic Supplier Meetings in 2023, we further intensified the cooperation with our suppliers by sharing our SBTi commitments and guidance on the emission reduction goals. In order to enable our suppliers to reduce their emissions as well, we analyzed their maturity levels and provided information packages or further direct communication. Our commitment to sourcing from suppliers having at least one environmental and one social goal reached 80% of our total spend in 2023. In 2024, we aim to expand our reach and include more suppliers.

Remedies

If we become aware of potential or actual violations and breaches of the LkSG or our Supplier Code of Conduct, communicated for example through the QIAintegrity Line, we will take immediate corrective action. In a first step, any report is anonymously forwarded to the Compliance Team, which then reviews the report with the appropriate teams.

With regard to violations due to our own business operations, we will take remedial measures to correct identified violations and prevent future violations.

In the case of (imminent) violations involving direct suppliers, we will develop a corrective action plan with the affected suppliers and monitor its implementation, provided that the business relationship is to be continued. In the case of indirect suppliers, in the event of substantiated knowledge of a (threatened) violation, we will develop a process for the prevention and termination of human rights or environmental violations, and ensure its implementation.

We reserve the right to terminate a business relationship in accordance with the requirements of the LkSG, including in exceptional cases:

- serious violations of the law,

- no remedy through implemented measures after the specified time has expired,
- no alternative options identified and our ability to exert influence does not appear promising.

Conflict minerals

U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. Conflict minerals comprise tantalum, tin, tungsten (or their ores) and gold. Certain of our instrumentation product components that we purchase from third party suppliers contain gold. This U.S. legislation requires manufacturers, such as us, to investigate our supply chain and disclose if there is any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence of conflict minerals in our products and the source of any such conflict minerals. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their conflict minerals sources and declare their conflict minerals status. We disclosed our most recent conflict minerals findings to the Securities Exchange Commission for the calendar year ending December 31, 2022, on Form SD on May 30, 2023, and will provide updated disclosure to the Securities Exchange Commission as required.

Human Rights

Respect for human rights is an essential component of promoting sustainability in our global business. As a publicly listed company with international operations, we regard ourselves as a responsible corporate citizen in all the countries and regions where we do business. This role includes rights and obligations governed by international and national law, with human rights as one of the foundational elements. Our Human Rights Policy is designed to provide guidance on all human rights issues in our sphere of influence, including our relationships with customers, employees and in our supply chain. Our Human Rights Policy can be found on our sustainability webpage. Further, beginning in 2024, we published a General Declaration on our Human Rights Strategy in accordance with the German Due Diligence Supply Chain Act (QIAGEN compliance webpage).

We acknowledge and endorse the UN Universal Declaration of Human Rights, the European Convention on Human Rights, the business-related Organization for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises, the ILO Declaration on Fundamental Principles and Rights at Work, and the UN Guiding Principles on Business and Human Rights and its application in National Actions Plans of our relevant jurisdictions. Our subsidiaries in the U.K. comply with the U.K. Modern Slavery Act 2015.

Management of our human rights issues lie within different departments depending on the subject area, but may involve Legal Affairs and Compliance, Human Resources, Procurement, Sales and/or ESG. Our review of potential compliance matters with respect to human rights violations applies a risk-based approach. Our review takes into account that our global operations can be classified as based in either administrative, research and development, manufacturing or sales. None of these areas, including our manufacturing sites, allow for employment practices that violate human rights principles (such as child or slave labor). Furthermore, local management is responsible for overseeing that all employees adhere to the observance of the principles set forth in our Code of Conduct and Ethics and our Human Rights Policy at all sites. In 2023, we established a Human Rights Committee. The Committee is comprised of the Vice President Procurement, the Head of ESG Strategy & Impacts Programs, and the Head of Legal Affairs and Compliance. It is responsible for ensuring the implementation of human rights due diligence measures. Please refer to section Sustainable Procurement in the Governance chapter to learn about the risk management of supply chain.

Business Ethics

Management of ethical matters

As a global leader in in vitro diagnostics, we acknowledge the critical importance of bioethics in guiding our research, development, and clinical

practices. Our recently developed bioethics policy outlines our commitment to ethical integrity across all facets of our operations. Our established Bioethics Committee, led by the Chief Medical Officer, operates within the broader structure of the Compliance Committee. This arrangement ensures comprehensive ethical oversight, with regular meetings to review and update our policies in response to new ethical challenges and scientific advancements.

The integration of our Bioethics Committee within the Compliance Committee ensures a comprehensive approach to ethical decision-making. This collaborative model fosters cross-functional dialogue and enhances our ability to effectively address complex ethical dilemmas. Our stakeholder engagement strategy involves regular dialogue with patients, healthcare providers, regulatory authorities, and other key stakeholders. This engagement helps us to refine our policies and practices, ensuring they are responsive to diverse perspectives and the evolving landscape of healthcare and diagnostics.

Ethics in clinical studies

Clinical studies are essential to evaluate the performance and clinical value of our regulated clinical diagnostic tests. This information is required by regulatory authorities to gain marketing approval. More importantly, we are committed to bringing high performance products to the market, and this can only be achieved by establishing the performance characteristics of a potential product according to its intended use. Therefore, we and our partners conduct clinical studies for our diagnostics tests that are to be approved for use as in vitro diagnostics in a patient care pathway. In the conduct of these studies, we commit to ensuring the well-being, safety, ethical concerns, and legal rights of the study volunteers.

We have built global procedures for the conduct of clinical studies which abide by the following principles:

- The Declaration of Helsinki: This is a statement of ethical principles that was developed by the World Medical Association (WMA) to guide medical research, formally entitled WMA Declaration of Helsinki – Ethical Principles for Medical Research Involving Human Subjects,
- The International Conference on Harmonization and national Good Clinical Practice (GCP) guidelines,
- Standards under ISO 20916: In vitro diagnostic medical devices — Clinical performance studies using specimens from human subjects — Good study practice.

All investigators and staff involved in studies must be suitably qualified for their role. They are required to have a current GCP certification (renewed biannually) which demonstrates training in the ethical conduct of clinical trials with human participants. Eligible studies must be approved by ethics committees or the Institutional Review Board prior to initiation, and if required, have the appropriate regulatory approvals from authorities in the country in which the study is being conducted. Study sites require proof of qualifications before participating in a study to ensure compliance with all relevant regulations, including financial disclosures and suitability of the principal investigator and site staff. Study master files are compiled to ensure full recording and monitoring of the study, which may be subject to audit by relevant authorities.

We use residual (left-over) patient samples whenever possible in our studies, minimizing the need to actively collect new samples from patients. Where active participation by volunteers in studies is needed, we obtain informed consent by providing them with a comprehensive overview of the study including its risks and benefits and alternative options for the patient, in accordance with best practices.

Appropriate guidelines, such as ISO 20916, Clinical and Laboratory Standards Institute guidelines and direct feedback and guidance documents from regulatory authorities, are followed when designing QIAGEN clinical studies. This is to ensure the integrity of study design, adherence to sound scientific principles, and that high quality data are generated, while minimizing the risk to volunteers.

Through our clinical and medical monitoring, we oversee study and patient risks and assess any adverse event or device event reports, which are then

appropriately reviewed and reported to authorities (e.g., FDA, European Competent Authorities, dependent on study location) when required.

Personally identifiable data that we collect while conducting studies are kept confidential in accordance with all applicable laws and regulations. All volunteers are issued unique subject identification numbers to de-identify patient data, ensuring we meet the requirement for data privacy. For transparency and accessibility of clinical performance data of clinical diagnostic tests, we undertake to:

- register relevant studies on **www.clinicaltrials.gov**, a resource provided by the U.S. National Library of Medicine and,
- publish studies in peer-reviewed publications in an anonymized fashion.

Ethical product use

We endorse the application of our products, our services, and our operations in compliance with human rights principles and codes such as the UN Guiding Principles on Business and Human Rights. Many of our products, such as DNA or RNA extraction kits, have an intended use for a broad range of research and diagnostic applications, including COVID-19, oncology testing and forensics. None of them are designed for population screening, but we acknowledge that it is technically possible to operate our products for this purpose. As per our Human Rights Policy, we do not tolerate the misuse of our products for purposes such as mass screening and surveillance of ethnic minorities, and we will block customers involved in such practices from further sales should this become known to us. However, as we operate via distributors in many countries, we have no means of monitoring the identity of all our end-users of our products, nor can we control the use of our products by end customers.

Following media reports about the use of DNA profiling technologies for the genetic surveillance of minorities in certain countries, we reviewed our commercialization channels in the identified countries and could not confirm that any such practices were performed with our products.

To further mitigate this risk, we now require our distributors to sign distribution agreements requiring them to block end customers from further sales in the event they become aware of any misuse of our products as defined by our Human Rights Policy. Those amendments give us the legal leverage to terminate the respective distribution agreement if necessary.

Animal testing

QIAGEN does not conduct any animal testing or related research activities. However, we procure raw materials for some of our products from suppliers that potentially may conduct animal testing and / or research as stated in CIoMS (Council for International Organizations of Medical Sciences). Rules are in place within our Supplier Code of Conduct (available on our QIAGEN website) to ensure responsible actions. These rules request that suppliers conduct testing and research activities in line with the guidelines of international organizations such as the Association for the Assessment and Accreditation of Laboratory Animal Care (AAALAC).

Ethical use of genetic editing

Genome editing tools such as CRISPR-Cas9 are revolutionizing life science research and have the potential to prevent and treat many diseases. Our solutions are used in almost every laboratory conducting CRISPR and other gene modification techniques. While such technologies can enable major advances in life science research, we truly appreciate the complex ethical considerations of using such technology, as well as the need for clear guidelines and policies.

At QIAGEN, we fully support the careful development of guidelines by scientific and societal leaders, with involvement and transparency for diverse elements of society with a stake in the issue. Tight regulations and ethical rules about the use of genome editing are necessary to prevent misconduct and avoid harm to people and the ecosystem in which we live. We endorse the principles and proposals of scientific organizations and advisory groups that have issued cautionary guidelines, namely the American Society of Human Genetics and the European Society of Human Genetics.

In 2019, leading scientists and ethicists from seven countries called for an international moratorium on all clinical uses of human germline editing to produce genetically modified children. These leaders are asking for a fixed-period ban on changing heritable human DNA (in sperm, eggs or embryos) to make genetically modified offspring. We strongly agree with the moratorium and require compliance according to our Human Rights Policy. All employees who become aware or have suspicions of customers using our products in a non-compliant manner in this field are required to notify our Head of Legal Affairs and Compliance in accordance with our policy on Ethical Issues in Gene Typing.

Data and Cyber Security

Considering the increasingly challenging cyber threat landscape, the realities of a remote workforce and our steadily progressing digitalization efforts, cyber security remains an important topic for our organization. We have made investments to improve the cyber-resilience of our organization, products and services. Preserving the trust of our customers, partners and employees is our goal.

Despite our security measures, the risk of data breaches remains. Potential incidents can have severe ramifications including financial loss, reputational damage, and legal penalties. Cyber-attacks, such as ransomware, can cause significant operational disruptions, impeding the timely delivery of services and products and potentially impacting our commitments to our stakeholders. We are aware that some of the data we are processing, if leaked, may harm the trust of the general public, our partners and customers. Our cyber security program, therefore, aims to implement robust measures ensuring the confidentiality, availability and integrity of critical data and services.

Our cyber security efforts are based on the ISO 27001 standard and incorporate the Information Security Forum "Standard of Good Practice for Information Security." Global cyber security and privacy requirements are actively monitored for and discussed as part of our Cyber Security Council as well as during Data Protection Committee meetings, both held multiple times a year.

To facilitate information and knowledge exchange, QIAGEN has joined well-known industry and governmental cyber security communities like the Information Security Forum (ISF), Allianz für Cyber-Sicherheit and Health-ISAC. Our Cyber Security Team consists of members with varying professional, educational, cultural and industry backgrounds, as well as a balanced mix of technical and managerial skills. We encourage and support our cyber security employees to further develop their skill set and participate in relevant security industry and community activities.

Our cyber security program considers evolving business requirements, regulatory guidance, and emerging threats. We have supporting privacy and cyber security policies and guidelines in place, which are reviewed and approved as part of our Cyber Security Council and Compliance Committee procedures. These policies and guidelines are applicable to all employees and are available on our intranet. Furthermore, we offer employees mandatory training during which we carry out knowledge checks to ensure that the content was understood by the trainees.

QIAGEN has a high cyber security awareness culture. For our mandatory cyber security awareness training, we have, on average, approximately 85% of our staff worldwide successfully complete the training and we are actively working on increasing this completion rate further. We also conduct regular 'phishing' simulations, providing all staff members with an opportunity to interact in a safe manner with up-to-date phishing threats as observed from real threat actors. We offer frequent awareness webinars and workshops on important security topics, including new phishing trends, as well as role-specific trainings. In addition, the cyber security team regularly conducts incident response exercises to evaluate the organization's established procedures, including an analysis of each applicable incident response stage.

We are monitoring our organization’s externally exposed assets and services (Attack Surface Monitoring), as well as information exposure (Dark Web Monitoring) to identify blind spots and potential weaknesses. Our vulnerability

management program covers our global networks, digital workplaces and corporate cloud environments. We are working with Council for Registered Ethical Security Testers (CREST) certified partners to conduct regular, at least annual, security assessments of our global infrastructure. We further engage with external partners as needed to utilize their expertise for advanced security assessments. Cyber security risks are considered in the context of our Enterprise Risk Management.

Tax

Tax accountability, governance and compliance

We are committed to conducting business lawfully, ethically, and with the highest degree of integrity. These fundamental values and principles are key to our long-term success and the basis of our tax strategy. Our tax strategy is firmly anchored within the company, being considered within our risk management, subject to management decisions, and reviewed with our Supervisory Board. Our tax strategy is embedded in the following guiding principles, reflecting our status as a listed company and the regulated nature of our business.

Tax is part of our corporate governance and is supervised by the Managing Board. Our tax function is centrally managed and controlled by our Global Tax Department, which is part of the Global Finance organization. It is led by the Global Head of Tax, who reports to the Chief Financial Officer. Under the ultimate responsibility of our Audit Committee and Managing Board, the Chief Financial Officer regularly reviews, evaluates, approves and, where necessary, adjusts our approach to tax.

Tax management

One of the basic principles for sustainable tax management is that taxes should be paid where economic value is generated. We allocate assets to the jurisdictions in which the underlying activities are performed, and risks are assumed. This ensures that the return on our business activities is allocated and taxed where they are actually performed. The volume of product and service that flows among entities within the company is significant, and the price of transactions among our entities is an important factor in our overall tax organization. Within Global Tax, our Transfer Pricing Team determines the policy for the pricing of such transactions based on a full analysis of the value drivers of our business, ensuring that international and local rules are followed. Our objective is that all entities are remunerated at "arm's length", in accordance with OECD guidelines and country-specific rules and regulations.

The intellectual property related to our products, and also to marketing specific intangibles, are key profit drivers within QIAGEN, and profits generated with the employment of such assets are appropriately remunerated with the respective owner. The owner is the company controlling and taking the entrepreneurial risk of investing in the intellectual property. Our main entrepreneurs and intellectual property owners are companies in Germany and the U.S.

We seek an open dialogue with our stakeholders, including relevant tax authorities, our shareholders, customers, business partners, employees, governments, regulators, NGOs, and the communities in which we operate. In some cases, QIAGEN and the respective tax authority may disagree on the correct application of local tax law. In the event of disputes, we collaborate with the respective tax authority in a fair and positive spirit to find balanced solutions in accordance with the applicable laws.

We only use business structures that are driven by commercial considerations, are aligned with business activities, and have genuine substance. We do not operate in countries that are on the EU list of non-cooperative jurisdictions for tax purposes.

Tax benefits

Like many companies, we seek to optimize our global tax position by accepting tax incentives. In doing so, we strive to achieve an appropriate balance between corporate, employee and shareholder interests, as well as public interest. We are committed to conducting business lawfully, ethically, and with the highest degree of integrity. We seek to comply with both the letter and the spirit of the relevant local and international tax laws and principles wherever we operate, and we anticipate paying tax on profits where our business

Management Report

activities take place and added value is created. If possible and ethically appropriate, we apply for tax incentives and exemptions. Such tax incentive schemes relate to eligible research and development activities performed by QIAGEN.

Compliance and relationships with tax authorities

We are committed to complying with the tax legislation of the countries in which we operate and create added value, and to paying the right amount of tax at the right time. We strive for full and timely tax compliance. To minimize any tax compliance risk, a frequent review process is in place to secure timely and correct tax filings and tax payments. In the execution of tax compliance, third-party tax service providers are often involved under the supervision of the Global Tax Department.

Transparency

Country-by-Country Reporting (CbCR) requires multinationals to report with aggregate data on the global allocation of income, profit, taxes paid, and economic activity among tax jurisdictions in which they operate. This requires QIAGEN N.V., the ultimate parent of the QIAGEN Group, to file an annual CbCR report to the Dutch taxing authorities.

We provide in the following selected, aggregated information for the regions Europe, Middle East and Africa (EMEA), North and South America (Americas), and Asia Pacific, Japan and Rest of World (APAC). We also provide more detailed information and reconciliation in accordance with the respective GRI standard in the Annex of this report. The following information is based on U.S. generally accepted accounting principles (GAAP), which is underlying to the CbCR filing in the Netherlands.

				2023				2022
(in thousands, except headcount)	EMEA	Americas	APAC	Total	EMEA	Americas	APAC	Total
Headcount	3,453	1,329	1,185	**5,967**	3,556	1,372	1,250	**6,178**
Income tax paid[(1)]	$40,303	$38,320	$3,786	**$82,409**	$85,996	$28,326	$6,154	**$120,476**
Related party revenues	$1,762,690	$919,287	$36,132	**$2,718,109**	$2,239,637	$827,477	$28,534	**$3,095,648**
Profit before income tax for CbCR	$169,685	$235,364	$2,272	**$407,321**	$234,848	$240,534	$21,930	**$497,312**
Tangible assets	$916,116	$360,630	$79,186	**$1,355,932**	$798,317	$344,754	$86,125	**$1,229,196**

(1) Cash paid for income taxes for EMEA in 2022 has been updated to reflect adjusted values as disclosed in the Consolidated Financial Statement.

Financial assistance from governments

We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified research and development activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity for which the grants are intended to compensate. Thus, when the grant relates to research and development expenses, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the statement of financial position. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated or amortized.

In 2023, we received government grants in the amount of $4.4 million (2022: $2.4 million). At December 31, 2023, we did not carry any liabilities related to government grants.

EU Taxonomy

Under the Green Deal, the European Union is striving for a green transition of its economy. The deal calls for sustainable growth by mitigating climate change, protecting the environment and preserving biodiversity. To help reach its goal of climate neutrality by 2050, the European Union aims to redirect capital flows towards sustainable investments and projects.

The Taxonomy-Regulation is part of the EU Action Plan on Sustainable Finance and contains a classification system for environmentally sustainable business activities. Under the Regulation's disclosure obligations, companies will be required to disclose their share of Taxonomy-eligible and -aligned activities. This will increase transparency and allow investors to make decisions according to sustainability aspects.

The EU Taxonomy-Regulation defines six environmental objectives to which the economic activities listed in the Regulation and its delegated acts can contribute:

- climate change mitigation
- climate change adaptation
- sustainable use and protection of water and marine resources
- transition to a circular economy
- pollution prevention and control
- protection and restoration of biodiversity and ecosystems

The EU Taxonomy distinguishes between two levels: Taxonomy-eligibility and Taxonomy-alignment. Beginning in 2023, all six environmental objectives need to be considered. For the first two environmental objectives (climate change mitigation and climate change adaptation) Taxonomy-eligibility and -alignment reporting is required. For the remaining four environmental objectives, only a reporting about Taxonomy-eligibility is required.

According to Article 8 of the Taxonomy-Regulation, in conjunction with the Delegated Acts for the reporting year 2023, key figures on turnover, operational and capital expenditures are to be reported for Taxonomy-eligible and Taxonomy-aligned economic activities. The tables provided within the Delegated Act on Article 8 are to be used for the presentation of the key figures.

Taxonomy-eligibility and Taxonomy-alignment

An economic activity is Taxonomy-eligible if it fulfills the description given in the Delegated Act of the corresponding environmental objective. For Taxonomy-alignment, an economic activity must additionally comply with the technical screening criteria and minimum safeguards.

The technical screening criteria are composed of the substantial contribution criteria and the do no significant harm criteria:

- Substantial Contribution: Companies must meet defined technical requirements, for example regarding the level of CO2 emissions of an economic activity.
- Do-No-Significant-Harm (DNSH): Companies must ensure that the contribution to one of the six environmental goals does not do significant harm to the environmental objectives. This must be verified through, for example, a climate risk analysis.

The underlying requirements for Substantial Contribution and DNSH are documented for each individual economic activity in the Delegated Act of the corresponding environmental objective. For the minimal social safeguards, an approach is set at the corporate level for every activity through which the reporting company must prove its compliance with the following frameworks:

- International Bill of Human Rights
- International Labor Organization Declaration on Fundamental Rights and Principles at Work
- UN Guiding Principles on Business and Human Rights
- OECD Guidelines for Multinational Enterprises (OECD MNE Guidelines)

Management Report

We did not collect evidence for the fulfillment of the Minimum Social Safeguards for 2023 and will use a fit-gap-analysis for the Minimum Social Safeguards to prove the fulfillment of the Minimum Social Safeguards for 2024 in line with the updated OECD guidelines with the aspect of Science, Technology and Innovation.

Determination of Taxonomy-eligible business activities

In an initial screening, we examined our whole portfolio to determine relevant business activities. Our core business is not covered by the Climate Delegated Act on the environmental objectives of Climate Change Mitigation and Adaptation that has been submitted to date. The Environmental Delegated Act was adopted in June 2023 during a comprehensive workshop where the business activities of the four new environmental objectives were assessed. Still, none of the listed economic activities, neither from the Climate Delegated Act nor from the Environmental Delegated Act, match our business model.

Nevertheless, the economic activities listed in the table below are principally relevant to us through the acquisition of products in these categories:

6.5 Transport by motorbikes, passenger cars and light commercial vehicles

7.3 Installation, maintenance and repair of energy efficiency equipment

7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings

All activities which QIAGEN defined as Taxonomy-eligible are allocated to both climate-related environmental objectives. As for QIAGEN's actions in context with the respective activities, since no adaptation to climate change can be derived, this environmental objective is excluded. Next to climate change mitigation, the economic activity of Installation, maintenance and repair of energy efficiency equipment could contribute as well to the environmental objective circular economy. We consider this activity rather contributing to Climate Change Mitigation than to Circular Economy. The emphasis of building and renovating buildings is energy efficiency. We have not identified any building projects specifically dedicated to Circular Economy. With that, none of our taxonomy-eligible activities contributes to more than one environmental objective.

We use our internal reporting systems to assess defined KPIs and document them under standardized data queries to the extent possible, structuring the format to ensure we are not double-counting our economic activities when calculating turnover, CapEx, and OpEx.

We disclose the three KPIs below in adherence with Annex II of the Disclosure Delegated Act and also address the role of nuclear and gas activities as required under the Complementary Delegated Act of the EU Taxonomy.

Disclosure of the financial KPIs

Turnover

To determine the turnover KPI, the Taxonomy-Regulation requires that the net turnover, generated with business activities contributing to the respective environmental objective, is related to the net turnover of the QIAGEN Group as shown in the Consolidated Income Statements and information provided in Note 4 "Revenue." As QIAGEN's material, revenue-generating economic activities are not covered by the EU Taxonomy Regulation, the share of Taxonomy-eligible and Taxonomy-aligned revenues is 0%. QIAGEN reports the following for 2023:

Management Report

Fiscal Year N	2023			Substantial Contribution Criteria						DNSH (Does Not Significantly Harm) criteria									
Economic activities (1)	Code (a) (2)	Turnover (3)	Proportion of Turnover, year N (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) turnover, year N-1 (18)	Category enabling activity (19)	Category transitional activity (20)
		kUSD	%	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
n/a	n/a																		
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)																			
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]										
n/a	n/a																		
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)																			
A. Turnover of Taxonomy eligible activities (A.1+A.2)																			
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy- non-eligible activities		1,965.3	100 %																
Total		1,965.3	100 %																

[a] Y - Yes, Taxonomy-eligible and Taxonomy-aligned activity with the relevant environmental objective; N - No, Taxonomy-eligible but not Taxonomy-aligned activity with the relevant environmental objective; EL - Taxonomy eligible activity for the relevant environmental objective; N/EL – not eligible, Taxonomy non-eligible activity for the relevant environmental objective

[b] EL – Taxonomy-eligible activity for the relevant objective; N/EL – Taxonomy-non-eligible activity for the relevant objective.

The Taxonomy Regulation and its Delegated Acts do not cover our core business or any other business activity from which QIAGEN generates turnover.

Management Report

CapEx

To determine the CapEx KPI, the Taxonomy-Regulation requires that the capital expenditures for business activities contributing to the respective environmental objective are related to the absolute CapEx of the QIAGEN Group as shown in the Consolidated Statements of Cash Flows and included in Note 10 "Property, Plant and Equipment." The Taxonomy-definition of CapEx considers additions in accordance with the following IFRS standards:

- Additions to tangible assets (IAS 16)
- Additions to intangible assets (IAS 38)
- Additions to right of use assets (IFRS 16)
- Additions to real estate which is kept as financial investment (IAS 40)

As QIAGEN’s business activities are not covered by the Taxonomy-Regulation, we do not report Taxonomy-eligible or Taxonomy-aligned turnover but only report purchased CapEx. This form of CapEx is classified as “CapEx c)” in the Annex I of the Delegated Act to Article 8.

For purchased CapEx (CapEx c)) the relevant information about compliance with the Taxonomy-alignment criteria (substantial contribution, DNSH, minimum social safeguards) needs to be provided by the suppliers. The results of the respective queries were that the suppliers were not able to ensure their compliance with the alignment criteria.

For individual measures as listed in categories 6.5, 7.3 and 7.5, QIAGEN must also prove compliance with selected technical screening criteria and the minimum social safeguards despite the purchased character of the products. Compliance with the technical screening criteria and the minimal social safeguards cannot be ensured by QIAGEN at this time. Additionally, QIAGEN is currently in the process of collecting evidence for the fulfillment of the minimum safeguards.

QIAGEN reports the following for 2023:

Management Report

Fiscal Year N	2023			Substantial Contribution Criteria						DNSH (Does Not Significantly Harm) criteria									
Economic activities (1)	Code (a) (2)	CapEx (3)	Proportion of CapEx, year N (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) turnover, year N-1 (18)	Category enabling activity (19)	Category transitional activity (20)
		kUSD	%	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
n/a																			
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)																			
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]										
Installation, maintenance and repair of energy efficiency equipment	7.3	40.0	0.02%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.7%		
Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	7.5	78.9	0.04%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								—%		
Transport by motorbikes, passenger cars and commercial vehicles	6.5	670.1	0.35%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								3.2%		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		789.0	0.41%	100%													3.9%		
A. CapEx of Taxonomy eligible activities (A.1+A.2)		789.0	0.41%	100%													3.9%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomy- non-eligible activities		192,923.9	99.59%																
Total		193,712.9	100.00%																

[a] Y - Yes, Taxonomy-eligible and Taxonomy-aligned activity with the relevant environmental objective; N - No, Taxonomy-eligible but not Taxonomy-aligned activity with the relevant environmental objective; EL - Taxonomy eligible activity for the relevant environmental objective; N/EL – not eligible, Taxonomy non-eligible activity for the relevant environmental objective

[b] EL – Taxonomy-eligible activity for the relevant objective; N/EL – Taxonomy-non-eligible activity for the relevant objective.

Management Report

OpEx

To determine the OpEx KPI, the Taxonomy-Regulation requires that the operational expenditures for business activities contributing to the respective environmental objective are related to the absolute OpEx of the QIAGEN group. The Taxonomy-definition of OpEx differentiates significantly from the common financial definition. It considers non-capitalized expenditures that relate to research and development, building renovation measures, short-term leases, maintenance and repairs, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment by the undertaking or third party to whom activities are outsourced that are necessary to ensure the continued and effective functioning of such assets.

As QIAGEN's core business is not covered by the EU Taxonomy Regulation and therefore no operating costs are incurred in connection with revenue-generating economic activities, the materiality of operating costs was assessed.

According to the Delegated Act on Article 8 (Section 1.1.3.2) as well as the FAQ document published in December 2022 by the European Commission (Commission Notice 19 December, 2022, question 13), the operating expenditures as defined according to the Taxonomy Regulation are not material for QIAGEN's business model. The total value in the OpEx denominator is 1.8% of the total operating costs and is therefore classified as immaterial. The Taxonomy-eligible or Taxonomy-aligned costs for the OpEx numerator can be reported as zero due to the immateriality of the denominator. Thus, QIAGEN's Taxonomy-eligible and Taxonomy-compliant share of operating costs is 0%.

QIAGEN reports the following for 2023:

Management Report

Fiscal Year N	2023			Substantial Contribution Criteria						DNSH (Does Not Significantly Harm) criteria									
Economic activities (1)	Code (a) (2)	OpEx (3)	Proportion of OpEx, year N (4)	Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy aligned (A.1.) or eligible (A.2.) turnover, year N-1 (18)	Category enabling activity (19)	Category transitional activity (20)
		kUSD	%	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N N/EL[a]	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
n/a	n/a																		
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)																			
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]	EL; N/EL[b]										
n/a	n/a																		
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)																			
A. OpEx of Taxonomy eligible activities (A.1+A.2)																			
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
OpEx of Taxonomy- non-eligible activities		13,848.1	100 %																
Total		13,848.1	100 %																

[a] Y - Yes, Taxonomy-eligible and Taxonomy-aligned activity with the relevant environmental objective; N - No, Taxonomy-eligible but not Taxonomy-aligned activity with the relevant environmental objective; EL - Taxonomy eligible activity for the relevant environmental objective; N/EL – not eligible, Taxonomy non-eligible activity for the relevant environmental objective

[b] EL – Taxonomy-eligible activity for the relevant objective; N/EL – Taxonomy-non-eligible activity for the relevant objective.

QIAGEN's absolute OpEx (in accordance with the Taxonomy Regulation definition) is immaterial when compared with QIAGEN's absolute OpEx (in accordance with the financial accounting definition). In this case, the numerator can be disclosed as zero and all figures are 0%.

Nuclear and fossil gas related activities

Under the requirements of the Disclosure Delegated Act and latest European Securities and Markets Authority's (ESMA) enforcement priorities, QIAGEN reports the following table on nuclear and gas activities:

Management Report

Row	Nuclear energy related activities	Yes / No
1.	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	No
2.	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	No
3.	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	No
	Fossil gas related activities	
4.	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	No
5.	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	No
6.	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	No

Outlook

Global Economic Perspectives for 2024

Another year of global growth, steady but muted compared to growth in 2023, is expected by both the World Bank and the International Monetary Fund (IMF). Both institutions forecast growth in 2024 at around the same rate of 3.0% as the previous year, thanks to a combination of ongoing high interest rates and inflation, plus geopolitical uncertainty and instability in various parts of the world. Even as the negative effects of the COVID-19 pandemic waned in 2023, the sudden Israel-Palestine conflict in the Gaza Strip fueled fears of a wider war in the Middle East on top of the already intractable war in the Ukraine. China's claim on Taiwan also remains a constant worry.

On the plus side, the U.S. economy showed signs of a revival in 2023, and analysts expect the Federal Reserve to ease interest rates over the course of the year. This should not only boost the U.S. economy, but trigger central banks in Europe and Asia to follow suit. However, any such moves could depend on inflation continuing to fall, and no further geopolitical shocks that might disrupt supply chains or prompt a rise in energy prices. An escalation of the U.S.-China trade war can also not be ruled out, while the European Union has entered the year in a technical recession. The post-Brexit economic outlier that the United Kingdom has become, meanwhile, is forecast to post zero growth in 2024. Key elections there, in the U.S., and in India will also command the financial market's attention. On top of all this, China's economy continues to weaken, the burden of debt for developing countries may cause many to default on loans to China, the World Bank and the IMF, and climate-related disasters have become an inevitability, not just random 'natural' events. Nonetheless, if these factors can be navigated and inflation continues to decline in 2024, many economists expect improved growth across the world in 2025 if the stronger economies loosen monetary policy.

Industry Perspectives for 2024

The life science and molecular diagnostics sectors will continue to be driven by innovation and technological advances, with industry forecasts expecting annual growth rates in the higher single digits up until the end of the decade. The burgeoning fields of precision medicine and gene editing, for example, have the potential to revolutionize diagnoses and the treatment of genetic diseases. The use of Artificial Intelligence (AI) is also expected to play an increasing role in the development and discovery of new drugs and therapies, while mobile apps and portable devices will break new ground collecting data and preventing disease. We aim to be at the forefront of this anticipated growth through our focused growth strategy, our differentiated product portfolio, and our strong global reach in emerging markets.

QIAGEN Perspectives for 2024

QIAGEN announced an outlook for 2024 (as of February 2024) with expectations for solid sales growth in the second half 2024 in the non-COVID portfolio over the 2023 period. The outlook for sales is overall unchanged from 2023, takes a prudent view on current macro trends and ongoing volatility in certain regions (e.g., China), while still expecting positive trends in a number of our end-markets. Consumables and related revenues are expected to drive growth, while larger-scale instrument sales remain challenging. Currency movements against the U.S. dollar are expected to have an overall neutral impact on full-year net sales, but a negative impact on EPS. Significant pressure is expected on non-operating income in 2024 due to anticipated lower interest income and a higher tax rate compared to 2023. QIAGEN continues to implement its strategy based on "focus" and "balance." Focus involves our Five Pillars of Growth strategy to make significant investments in the commercialization and development of (1) Sample technologies, (2) QuantiFERON, (3) QIAcuity, (4) NeuMoDx and (5) QIAstat-Dx. Balance involves developing our portfolio to address more than 500,000 customers across the Life Sciences and Molecular Diagnostics, as well as to build our presence in markets around the world offering growth potential. In terms of profitability, QIAGEN anticipates earnings per share (EPS) to be slightly above the 2023 level. The outlook provided by QIAGEN in February 2024 does not include any potential acquisitions that could be completed during the year.

Corporate Governance

Message from the Chair of the Supervisory Board

Dear Stakeholders,

2023 was a challenging as well as an encouraging year for QIAGEN. Geopolitical uncertainty, inflation and higher interest rates provided a volatile backdrop to our efforts to generate growth and move beyond the COVID-19 pandemic.

We are proud of the initiative and determination among our 6,000 employees – whom we call QIAGENers – to deliver solid sales growth in non-COVID product groups that was in the top tier among companies in our industry, even if the targets we had set ourselves were not fully achieved.

QIAGEN's strategy is driven by a commitment to "balance" and "focus" – building on the balance of our customer base in serving more than 500,000 customers in the Life Sciences and Molecular Diagnostics, and a broad geographic presence in areas offering the highest growth potential. Focus is reflected in our decision to prioritize resources and investments into Growth Pillars that involve products with significant market positions as well as some with the potential to achieve this goal in the coming years. The strategy is supported by a high level of R&D investment that helps us stay ahead with distinctive products. Innovation and the development of dynamic applications are key to the value that QIAGEN creates over the long-term.

Providing guidance

Our role in the Supervisory Board is to provide oversight, evaluate performance and give advice where required or requested in our very constructive engagement with senior management. The Supervisory Board members bring together enormous experience in international leadership. management and finance along with deep knowledge in the Life Sciences and diagnostics. Through our formal meetings and additional ad hoc meetings and events, we are closely involved in the development of the QIAGEN business. The following pages of this report provide detail on the areas of focus that we have concentrated on during the year.

A focus area that I want to highlight here is our ESG strategy aimed at the long-term sustainability and value creation in our business through the Environment, Social and Governance framework. Our Supervisory Board is pleased to see how sustainability and diversity are becoming truly embedded across QIAGEN, and a topic we review within the Nomination and ESG Committee that I chair, as well as through full Board sessions.

Stakeholder engagement

We actively engage with our many stakeholders. Continued collaboration with customers and partners is fundamental to the development of our portfolio of "Sample to Insight" solutions to help customers unlock valuable molecular insights from any biological sample. Frequent interaction with our employees supports an empowered culture. This is reflected in a high level of employee satisfaction and our ability to attract and retain top talent.

Furthermore, we have engaged with shareholders in discussions about QIAGEN and on our long-term ambitions. The $300 million synthetic share repurchase completed in January 2024 underlines our confidence in the value creation opportunities for our shareholders and other stakeholders in the years to come.

To improve insight and transparency in the governance of our company, we have restructured the order of presentation of the annual report. In the first section, the Management Board reports on the company performance. In a second section we have concentrated our report on all aspects of governance. We feel this provides a fair reflection of the position and responsibilities of management and of our role in oversight, performance evaluation and advice.

Strengthening our leadership

Succession is essential in strengthening of QIAGEN's leadership, in particular the process undertaken in recent years to further complement and enhance the Board's extensive experience profile.

Two new members – Dr. Eva van Pelt and Bert van Meurs – were appointed to the Supervisory Board in early 2024, and will stand for election to one-year terms at the next Annual General Meeting in June 2024 along with the other

Corporate Governance

Board members. Both Dr. van Pelt and Mr. van Meurs bring impressive track records in international healthcare industry management to QIAGEN along with other areas of expertise involving digitization. We believe these new appointments – including five new members since 2021 - contribute to our discussions, decision-making and our interactions with the Managing Board and senior management.

Additionally, the Scientific Advisory Board comprised of renowned scientists under the leadership of Prof. Dr. Ross Levine from our Supervisory Board met during the year to support the early evaluation of market opportunities and technology developments for QIAGEN. The Board was regularly updated on the outcome of these discussions, which have been critical to evaluating and prioritizing internal R&D activities, as well as evaluating external opportunities.

2024 perspectives

As we move into 2024, the macro environment remains challenging amid a period of ongoing geopolitical instability in various regions. Across the world, central banks are seeking to tame inflation, and their progress has been varied. It will also be a year marked by elections in more than 60 countries and over 40% of the world's population.

At the same time, as we have seen time and time again, challenges bring out the best in our QIAGENers. We are confident that our strategy will allow us to capture growth opportunities in attractive markets from a position of strength and anchored by our trusted QIAGEN brand.

We thank you for your confidence and loyalty in QIAGEN, as we work together to realize our vision of "making improvements in life possible."

On behalf of the Supervisory Board,

Lawrence A. Rosen

Chair of the Supervisory Board

Corporate Governance

Governance Structure

We recognize the importance of clear and straightforward rules on corporate governance and, where appropriate, have adapted our internal organization and processes to these rules. This section provides an overview of our corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code 2022 (published at **www.mccg.nl**) (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following also referred to as QIAGEN or the Company), as it is a publicly listed company incorporated under the laws of the Netherlands with registered seat in Venlo, The Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

QIAGEN is a 'Naamloze Vennootschap,' or N.V., a Dutch limited liability company similar to a corporation in the United States. We have a two-tier board structure under which QIAGEN is managed by a Managing Board consisting of executive management and acting under the supervision of an independent Supervisory Board (non-executives).

It is in the interest of QIAGEN and all our stakeholders, including shareholders, that each Board performs its functions appropriately with a clear division of responsibilities, as well as in terms of interaction with the General Meeting of Shareholders (General Meeting) and the external auditor, in a well-functioning system of checks and balances.

The Supervisory Board follows the principle of increasing stakeholder value and has always pursued the highest standards in Corporate Governance.

QIAGEN is committed to ensuring a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code, although there are some minor deviations due to factors such as legal requirements imposed by other jurisdictions in which QIAGEN's Shares are listed, as well as due to industry standards. A brief summary of the principal differences is presented in the section Dutch Corporate Governance Code - Comply or Explain.

Requirements – U.S.

Our Shares are also registered and traded in the United States on the New York Stock Exchange (NYSE), which means we must comply with requirements of U.S. legislation, such as the Sarbanes-Oxley Act of 2002, as well as other regulations enacted under U.S. securities law and the NYSE listing standards that are applicable to "foreign private issuers" such as QIAGEN. A brief summary of the principal differences is presented under the section NYSE Exemptions.

Requirements – Germany

Our Global Shares are listed in Germany on the Frankfurt Stock Exchange in the Prime Standard segment, where QIAGEN is a member of the blue-chip DAX-40 Index of the top publicly-listed companies. QIAGEN is also a member of the TecDAX Index composed of the country's leading technology companies. Accordingly, we are required to follow the applicable German capital market laws, in particular the Securities Trading Act (*Wertpapierhandelsgesetz*).

We believe all of our operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations, and applicable German and U.S. capital market laws.

Corporate Governance

QIAGEN operates under a two-tier corporate structure


General Meeting
Each share carries one vote
Decisions on key topics (e.g. the appropriation of net income, the ratification of the acts of the Managing and Supervisory Boards and the appointment of independent auditors)
Reports to
Elects and ratifies
Reports to
Elects and ratifies
Executive Committee
Comprised of eight members
Senior leaders representing Business Areas and key functions across QIAGEN
The Managing Board is accountable for the actions and decisions by the Executive Committee
Managing Board
Comprised of two members (CEO and CFO)
Top management body of QIAGEN N.V.
Close cooperation for the benefit of the company
Informs and reports to
Advises, oversees, approves
Supervisory Board
Comprised of eight members (As of December 31, 2023)
Four committees
– Audit
– Compensation & Human Resources
– Nomination & ESG
– Science & Technology

Corporate Governance

Managing Board

General

The Managing Board is responsible for the continuity of QIAGEN and its affiliated enterprise and for defining and achieving our aims and strategy for, among other things, sustainable long-term value creation, policies and results through the management of QIAGEN worldwide. The Managing Board is also responsible for financing, managing the risks associated with our business activities and complying with all relevant legislation and regulations. In accordance with Dutch Law, our Managing Board, which has two members, has chosen to work with an Executive Committee and is accountable for the actions and decisions of the Executive Committee, which is comprised of the CEO, the CFO and certain experienced leaders who have responsibilities for the operational management of the Company and the achievement of its objectives and results. The Managing Board (specifically the Chief Financial Officer) is informed of the findings of the Internal Audit function, which operates under the direct responsibility of the Supervisory Board through the Audit Committee.

The Managing Board provides timely information to the Supervisory Board for discussions on the development of QIAGEN, and in particular reviews internal risk management and control systems with the Audit Committee.

The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. In discharging its duties, the Managing Board takes into account the interests of all stakeholders, including shareholders, in a commitment to sustainable long-term value creation.

Composition and Appointment

The Managing Board consists of one or more members as determined by the Supervisory Board. The Managing Board members are appointed by the General Meeting upon the Joint Meeting of the Supervisory Board and the Managing Board (the Joint Meeting), which makes binding nominations. The General Meeting may overrule the binding nature of any nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital.

Managing Board members are appointed annually for one-year terms in the period beginning on the day following the Annual General Meeting, up to and including the day of the Annual General Meeting held in the following year.

Managing Board members may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Managing Board Members

The following were our Managing Board members for the year ended December 31, 2023:



Thierry Bernard

Chief Executive Officer
(1964, U.S./French)

Thierry Bernard joined QIAGEN in February 2015 to lead our growing presence in molecular diagnostics, the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis, and became a member of the Managing Board in 2021. Previously, Mr. Bernard held roles of increasing responsibility during 15 years with bioMérieux SA, most recently as Corporate Vice President, Global Commercial Operations, Investor Relations and the Greater China Region. He also held senior management roles in other leading international companies. He was named in March 2023 as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from

Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona, and has been appointed Conseiller du Commerce Extérieur by the French government.



Roland Sackers

Chief Financial Officer
(1968, German)

Roland Sackers joined QIAGEN in 1999 as Vice President, Finance. He became Chief Financial Officer in 2004, and joined the Managing Board in 2006. From 1995 to 1999, he was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, including as Chair of the Audit Committee since 2019 and as Vice Chair of the Supervisory Board since 2021. He is also a member of the Board of the industry association BIO Deutschland. Mr. Sackers earned his Diplom-Kaufmann from the University of Münster.

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of our business and strategy for, among other things, sustainable long-term value creation. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. Meetings are held in the absence of the Managing Board for select topics at each regular meeting. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN and all stakeholders, including shareholders, in its aim to create long-term value. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts an annual self-evaluation which periodically takes place under the supervision of an external expert. Our Supervisory Board has specified matters requiring its approval, including decisions and actions that would fundamentally change our assets, financial position or results of operations.

The Supervisory Board has established four Committees - Audit, Compensation & Human Resources, Nomination & ESG, and Science & Technology - from among its members. Additional Committees can be established or existing Committees modified in terms of charter as deemed beneficial. The Supervisory Board has approved charters for each of these Committees. An overview of these Committees, their operations and meeting attendance is provided in the Supervisory Board Report.

Composition and Appointment

The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may overrule the binding nature of any nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another and of the Managing Board and any particular interests. As a result, the Supervisory Board has adopted a profile in terms of its size and composition that takes into account the nature of our business, activities and the desired diversity, expertise and background of the Supervisory Board members. The current profile of the Supervisory Board can be found on our website (**www.qiagen.com**). The Supervisory Board has appointed a Chair from its members who has the duties assigned by the Articles of Association and the Dutch Code.

Members of the Supervisory Board are appointed annually for the period beginning on the day following the Annual General Meeting of our shareholders up to and including the day of the Annual General Meeting held in the following year. Members of the Supervisory Board may be suspended

Corporate Governance

and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient.

The composition of our Supervisory Board is diverse in gender, nationality, background, knowledge and experience. The targeted profile of the Supervisory Board is reflected in its regulations, which are published on our website under "Supervisory Board."

Independence

The NYSE listing standards require a majority of the Supervisory Board Members to be independent, which is the case for QIAGEN.

Additionally, the Dutch Code distinguishes between certain independence criteria that may be fulfilled by not more than one Supervisory Board Member (e.g., prior employment with the Company, receiving personal financial compensation from the Company, or having an important business relationship with the Company) and other criteria that may not be fulfilled by more than the majority of the Supervisory Board members. In some cases, Dutch independence requirements are more stringent, such as by requiring a longer "look back" period (five years) for former executives to become Supervisory Board members.

In other cases, the NYSE rules are more stringent, such as having a broader definition of disqualifying affiliations. The majority of members of our Supervisory Board are currently considered "independent" under both the NYSE and Dutch requirements.

Supervisory Board Members

The following is a brief summary of Supervisory Board members for the year ended December 31, 2023:



Lawrence A. Rosen
Chair
Committees: Audit, Nomination & ESG (Chair), Compensation & Human Resources
(1957, U.S.)

Lawrence A. Rosen joined the Supervisory Board in 2013 and was appointed Chair in 2020. He is currently Chair of the Nomination & ESG Committee and a member of the Audit Committee. Mr. Rosen also serves on the Supervisory Boards of Lanxess AG and Deutsche Post AG, where he previously was a member of the Board of Management and Chief Financial Officer from 2009 to 2016. He served as Chief Financial Officer of Fresenius Medical Care AG & Co. KGaA from 2003 to 2009, and earlier as Senior Vice President and Treasurer of Aventis SA in Strasbourg. A U.S. citizen, Mr. Rosen holds a bachelor's degree from the State University of New York and an MBA from the University of Michigan.



Dr. Metin Colpan
Committees: Science & Technology (Chair), Nomination & ESG
(1955, German)

Metin Colpan Ph.D. co-founded QIAGEN and served as its first Chief Executive Officer and a Managing Director from 1985 to 2003. A member of the Supervisory Board since 2004, Dr. Colpan is currently Chair of the Science & Technology Committee and a member of the Nomination & ESG Committee. Prior to co-founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. He has extensive experience in Sample technologies, in particular the separation and purification of nucleic acids, and has many patents in the field. Dr. Colpan obtained his Ph.D. and master's degree from the Darmstadt Institute of Technology.

Corporate Governance



Dr. Toralf Haag

Committee: Audit (Chair and Financial Expert)
(1966, German)

Toralf Haag Ph.D. joined the Supervisory Board in 2021 and currently serves as Chair of the Audit Committee. Dr. Haag is Chief Executive Officer and Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA, a privately held German technology company. Before joining Voith as Chief Financial Officer in 2016, Dr. Haag served for more than 11 years as Chief Financial Officer and Member of the Executive Committee of Lonza Group AG. Dr. Haag earned a degree in business administration from the University of Augsburg and a Ph.D. from the University of Kiel.



Prof. Dr. Ross L. Levine

Committee: Science & Technology
(1972, U.S.)

Ross L. Levine M.D. joined the Supervisory Board in 2016 and serves on the Science & Technology Committee. In 2021, he became Chair of QIAGEN's Scientific Advisory Board. A physician-scientist focused on researching and treating blood and bone-marrow cancers, Dr. Levine is the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine and an Attending Physician at Memorial Sloan Kettering Cancer Center, and Professor of Medicine at Weill Cornell Medicine. Board-certified in internal medicine and hematology-oncology, Dr. Levine received a bachelor's degree from Harvard College and his M.D. from The Johns Hopkins University School of Medicine.



Prof. Dr. Elaine Mardis

Committees: Compensation & Human Resources, Science & Technology
(1962, U.S.)

Elaine Mardis Ph.D. joined the Supervisory Board in 2014 and serves on the Science & Technology Committee and the Compensation & Human Resources Committee. Dr. Mardis is Co-Executive Director of the Steve and Cindy Rasmussen Institute for Genomic Medicine at Nationwide Children's Hospital in Columbus, Ohio, and Professor of Pediatrics at The Ohio State University College of Medicine. Previously, she was the Robert E. and Louise F. Dunn Distinguished Professor of Medical Sciences at Washington University School of Medicine and President of the American Association for Cancer Research. Dr. Mardis is a scientific advisor to Scorpion Therapeutics LLC, an elected member of the U.S. National Academy of Medicine, and a member of the Board of Directors of Singular Genomics Systems, Inc., a publicly listed company based in the U.S. Dr. Mardis received her bachelor's degree and Ph.D. from the University of Oklahoma.



Dr. Eva Pisa

Committees: Compensation & Human Resources
(1954, Swedish/Swiss)

Eva Pisa Ph.D. joined the Supervisory Board in 2022 and serves on the Compensation & Human Resources Committee. She is an advisor to several life science and diagnostic companies through her company piMed Consulting, and she previously held senior leadership positions in Roche Diagnostics International from 2007 to 2020, most recently as Senior Vice President at Roche Centralized and POC Solutions. Prior to joining Roche, she was Chief Executive Officer of Sangtec Molecular Diagnostics AB, a Swedish start-up,

Corporate Governance

from 2001 to 2007. Dr. Pisa holds a Ph.D. from the Karolinska Institutet and an MBA from Heriot-Watt University.



Stephen H. Rusckowski

Committees: Compensation & Human Resources, Nomination & ESG
(1957, U.S.)

Stephen H. Rusckowski joined the Supervisory Board in April 2023 and serves on the Compensation & Human Resources Committee. He most recently served as Chairman, President and Chief Executive Officer of Quest Diagnostics. He joined Quest Diagnostics as President and Chief Executive Officer in May 2012 and was named Chairman in 2016. He stepped down from his role as President and CEO in 2022, and as Chairman in early 2023. Prior to joining Quest Diagnostics, Mr. Rusckowski was CEO of Philips Healthcare, which he joined in 2001 when Philips acquired the Healthcare Solutions Group that he was leading at Hewlett-Packard/Agilent Technologies. Mr. Rusckowski also serves on the Board of Directors of Baxter International Inc., and previously served as a member of the Board of Directors of Xerox Holdings Corporation and Covidien plc. He earned a bachelor's degree in Mechanical Engineering from Worcester Polytechnic Institute and a master's in Management from the Massachusetts Institute of Technology's Sloan School of Management.



Elizabeth E. Tallett

Committees: Audit, Compensation & Human Resources (Chair), Nomination & ESG
(1949, U.S./British)

Elizabeth E. Tallett joined the Supervisory Board in 2011. She is Chair of the Compensation & Human Resources Committee and a member of the Audit Committee and the Nomination & ESG Committee. Ms. Tallett is Chair of the Board of Directors of Elevance Health, Inc., and a member of the Board of Directors of Moderna, Inc., both publicly listed companies based in the U.S. From 2002 to 2015, she was a Principal of Hunter Partners, LLC, a management company for pharmaceutical, biotechnology and medical device companies, and continues to consult with early-stage healthcare companies. She previously served as President and Chief Executive Officer of Transcell Technologies Inc.; President of Centocor Pharmaceuticals; a member of the Parke-Davis Executive Committee, and Director of Worldwide Strategic Planning for Warner-Lambert Company. A founding Board member of the Biotechnology Council of New Jersey, Ms. Tallett received bachelor's degrees in mathematics and economics from the University of Nottingham.

Corporate Governance

Board-Related Matters

Diversity within the Managing Board and Supervisory Board

On January 1, 2022, a new Dutch gender diversity bill became effective. Although it does not apply to Dutch companies listed outside of the Netherlands, the gender diversity bill imposes new requirements on so-called "large" companies such as QIAGEN to formulate appropriate and ambitious gender balance targets for the Supervisory Board, Managing Board and senior management.

Accordingly, we have established gender balance targets that we consider appropriate and ambitious as follows:

- Our objective is for at least 40% of the Supervisory Board members to be women and at least 40% men in the mid-term. To achieve this goal, gender diversity is one of the key selection criteria for new members. As of December 31, 2023, the Supervisory Board was comprised of 37.5% women, and in early 2024, the Supervisory Board was expanded with 40% of the members being women.
- Our current Managing Board consists of two members, the CEO and the CFO, who are ultimately accountable for the actions and decisions of QIAGEN. If there is a change of a current Managing Board member, an expansion in the number or a change in the governance structure, we will seek to have at least 30% women as members and at least 30% men. We will consider internal candidates from QIAGEN’s senior management who fulfill the desired profile for any open position or by defining selection criteria for new hires that include, among other factors, gender diversity.
- In senior management, our goal is to have at least 40% women and 40% men in these roles in the mid-term. To achieve this goal, gender diversity is a goal that is part of our annual Team Goals, as well as a priority in our recruiting practices and talent development programs. As of December 31, 2023, 36% of senior management roles were held by women, having increased from 28% in 2018.

Although we are not subject to quota requirements for gender diversity within the Managing Board and Supervisory Board, we support the trend toward higher participation of women. At the same time, QIAGEN believes that gender is only one aspect of diversity and strives to ensure a diverse composition in terms of factors such as age, nationality, public reputation, industry or academic experience, etc.

We are committed to increasing diversity while pursuing individuals for these Boards and senior management roles who offer a unique blend of scientific and commercial expertise combined with leadership capabilities that will contribute to the future success of QIAGEN. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, the number of women in key leadership roles, particularly in commercial and operational positions, has increased within QIAGEN in recent years. In line with this commitment, our Nomination & ESG Committee will continue to select future members for the Managing Board and Supervisory Board with due observance of its aim to ensure a diverse leadership team on the basis of gender, but also on the basis of other factors - all without compromising our commitment to hiring the best individuals for those positions. More information about diversity at QIAGEN can be found below under the section Dutch Corporate Governance Code - Comply or explain.

Culture

QIAGEN's culture is deeply embedded with a commitment to quality, ingenuity and accessibility - all aligned with our QIAGEN brand values - to help our customers advance science and improve outcomes for patients around the world.

This commitment is reflected in our EMPOWER culture that seeks to empower employees to take ownership – with accountability – in making decisions in the best interests of QIAGEN, our customers and other stakeholders.

This culture is additionally reflected in our approach to compensation in rewarding performance in terms of "what" goals are achieved as well as "how" they are achieved in terms of our cultural aspirations.

Checks and balances are in place to guide the ethical standards and healthy business practices we adhere to:

(i) Our Corporate Code of Conduct and Ethics that reflects the highest standards;

(ii) Our QIAintegrity Line, a web based, independent, impartial and confidential reporting tool that provides employees and third parties the opportunity to report misconduct within our Company or in our supply chain; and

(iii) Our Compliance Committee that consists of senior executives from various functions responsible for ensuring compliance with our Corporate Code of Conduct and Ethics.

Conflicts of Interest, Loans or Similar Benefits

Resolutions to enter into transactions under which members of the Managing Board or Supervisory Board could have a conflict of interest with QIAGEN, and which may have a material significance to either QIAGEN or a member, must be reported for review and approval by the Supervisory Board.

In 2023, neither QIAGEN nor any of its Supervisory Board members entered into any such transactions.

No credit, loans or similar benefits were granted to members of the Managing Board or Supervisory Board.

Additionally, the Managing Board and Supervisory Board members did not receive any benefits from third parties that were either promised or granted in view of their position with QIAGEN.

Shareholder Meetings and Share Capital

Shareholder Meetings

Our Shareholders exercise their voting rights through the Annual General Meeting, and also through any Extraordinary General Meeting that may be called.

Resolutions at a General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each Share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate the Supervisory Board, shall provide all shareholders and other stakeholders with equal and simultaneous public information about any matters deemed to be materially relevant and could significantly influence QIAGEN's Share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands no later than six months following the end of each year. The agenda must contain certain matters as specified in our Articles of Association and under Dutch law, including, among other things, the adoption of the Annual Financial Statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board, or by one or more shareholders jointly representing at least 40% of the issued share capital. Furthermore, one or more shareholders who jointly represent at least 10% of QIAGEN's issued share capital may, on their application, be authorized by a District Court Judge in the Netherlands to convene a General Meeting.

Shareholders are entitled to propose items for the agenda provided that they hold at least 3% of the issued share capital.

Proposals for agenda items must be submitted at least 60 days prior to the General Meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting date. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all information relevant to the proposed resolutions.

Corporate Governance

Pursuant to the Dutch Code, all transactions between QIAGEN and legal or natural persons who hold at least 10% of the shares in the Company shall be agreed on terms that are customary to our industry. Decisions to enter into transactions in which there are considered to be conflicts of interest of material significance to the Company and/or to the people involved require the approval of the Supervisory Board. QIAGEN did not enter into any such transaction in 2023.

Furthermore, pursuant to the Dutch implementation of the Shareholders Rights Directive II (SRD II), certain material transactions with related parties (in the meaning of the standards adopted by the International Accounting Standards Board and approved by the European Commission) require the approval of the Supervisory Board, or, if all Supervisory Board members are involved in such transactions, the General Meeting of Shareholders.

Major Shareholders

The following table sets forth certain information concerning the ownership of our Shares by holders with at least 5% ownership. These holders have the same voting rights as other shareholders.

	Shares beneficially owned		
Name and country of residence	Number		Percent ownership[1]
BlackRock, Inc., United States and United Kingdom	27,411,334	(2)	12.01 %
Massachusetts Financial Services Company, United States and Canada	24,066,569	(3)	10.55 %

(1) The percentage ownership was calculated based on 228,202,755 Common Shares outstanding as of December 31, 2023.

(2) Of the 27,411,334 shares attributed to BlackRock, Inc., it has sole voting power over 25,864,730 and sole dispositive power over all 27,411,334 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on January 23, 2024, which reported ownership as of December 31, 2023.

(3) Of the 24,066,569 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 20,451,464 and sole dispositive power over all 24,066,569 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 9, 2024, which reported ownership as of December 31, 2023.

Control of Registrant

To our knowledge, QIAGEN is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person.

As of January 31, 2024, the officers and directors of QIAGEN as a group beneficially owned 0.9 million Shares, or 0.4% of outstanding Shares.

Holders of any securities with special control rights

Not applicable.

System of control of any employee share scheme where the control rights are not exercised directly by the employees

Not applicable.

Restrictions on voting rights

At the General Meeting, each Share shall confer the right to cast one vote, unless otherwise provided by law or our Articles. No votes may be cast in respect of Shares that we or our subsidiaries hold, or by usufructuaries and pledgees.

All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote.

They must notify the Managing Board in writing of their intention to be present or represented no later than on the third day prior to the day of the General Meeting, unless the Managing Board permits notification within a shorter

Corporate Governance

period of time prior to the Meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Agreements between shareholders known to the Company and may result in restrictions on the transfer of securities and/or voting rights

Not applicable.

Rules governing the appointment and replacement of Board members and amendments of the Articles of Association

Supervisory Board and Managing Board members are appointed annually for the period beginning on the day following the Annual General Meeting up to and including the day of the Annual General Meeting held the following year.

Managing Board members shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination. However, the General Meeting may overrule the binding nature of a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many U.S. corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers.

Under our Articles, the General Meeting may suspend or dismiss a Managing Board member at any time. The Supervisory Board shall also be entitled at all times to suspend (but not to dismiss) a Managing Director. The Articles also provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

The Supervisory Board members shall be appointed by the General Meeting upon the Joint Meeting having made binding nominations. If a vacancy occurs in the Supervisory Board during the year, the Supervisory Board may appoint a new member who will cease to hold office at the next Annual General Meeting, where this member may stand for appointment to a one-year term along with other Supervisory Board and Managing Board members. This right is limited to a number up to one-third of its current members.

Under Dutch law, in the event that there is a conflict of interest between a Supervisory Board member and QIAGEN involving our business, the involved Supervisory Board member shall not participate in the discussions and voting on that matter. Additionally, the Dutch law stipulates that a Supervisory or Managing Board member should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to the member to the Chair of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the involved Supervisory Board member, whether there is a conflict of interest. If all Supervisory Board members have a conflict of interest, the relevant resolution shall be voted on by the General Meeting. Decisions to enter into transactions under which a Supervisory Board member has a conflict of interest require the approval of the Supervisory Board.

The Nomination & ESG Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the two Boards, including the profile of the Supervisory Board. It also proposes the (re-)appointments of the members for both Boards and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management.

A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend our Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Corporate Governance

Powers of Board members, including to issue or buy back shares

The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN's aims, strategy, policies and results. It is also responsible for complying with all relevant legislation and regulations, as well as for managing the risks associated with our business activities and financing requirements.

The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board, and takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Supervisory Board members have the powers assigned to them by Dutch law, the Articles of Association and in certain cases powers assigned by the General Meeting.

The Supervisory Board assists the Managing Board by providing advice relating to the business activities and strategy. In discharging its duties, the Supervisory Board also takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

On June 22, 2023, the General Meeting authorized the Supervisory Board until December 22, 2024 (i), to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of the shares issued and outstanding in the capital of the Company as at December 31, 2022, as included in the Annual Accounts for Calendar Year 2022 and (ii) to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2022.

We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company's issued share capital on the date of the acquisition. On June 22, 2023, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning June 22, 2023, until December 23, 2024, without limitation at a price between one euro cent (EUR 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one euro cent (EUR 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Significant agreements to which the Company is a party and which take effect after or terminate upon a change of control of the Company following a takeover bid

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares through the issuance of Preference Shares. Pursuant to our Articles and the resolution adopted by our General Meeting, our Supervisory Board is entitled to issue Preference Shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire

(beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an "adverse person" as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares.

In 2004 (as amended in 2012), we granted an option to the Stichting Preferente Aandelen QIAGEN (the "Foundation" (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation's ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and, as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two-year period lapses.

Pursuant to our stock plans, the vesting and exercisability of certain stock rights will be accelerated in the event of a change of control, as defined in the agreements under the 2014 and 2023 Stock Plans. Further, certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, or if the executive is terminated for reasons other than cause, as defined in the agreements.

Agreements between the Company and its Board members or employees providing for compensation in case of resignation or termination without valid reason or if employment ceases due to a change of control

The Managing Board members are appointed annually to one-year terms by the General Meeting based on the nomination of the Joint Meeting. Further, the Managing Board members have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The terms of these agreements vary for each Managing Board member due to individual arrangements, and these go beyond the one-year term of appointment as Managing Directors. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled under the terms. These agreements contain provisions that guarantee certain payments in the event of a change in control, as defined in the agreements. There are no arrangements for any extra compensation in case of resignation or termination.

The Supervisory Board members are also appointed annually by the General Meeting based on the nomination of the Joint Meeting.

There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or termination.

The General Meeting determines the remuneration of the members of the Supervisory Board.

Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004, on takeover bids

Not applicable

Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union

The authorized classes of our shares consist of common shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

As of December 31, 2023, a total of approximately 228.2 million Common Shares were outstanding along with approximately 4.0 million additional shares reserved for issuance upon the vesting of outstanding stock awards. Additionally, convertible debt issued in 2020 and Warrants issued as part of the Call Spread Overlay discussed further in Note 16 "Financial Debts" cover an aggregate of 17.1 million underlying shares of common stock or up to a maximum of 27.0 million shares, subject to customary adjustments under certain circumstances.

Shares - restrictions on the transfer of securities

Our Shares are issued in registered form only. No Share certificates are issued for our Shares, which are registered in either our Shareholders Register with Equiniti Trust Company, LLC, our transfer agent and registrar in New York, or our shareholder register with TMF Fund Services B.V., Westblaak 89, 3012 KG Rotterdam, the Netherlands.

The transfer of registered Shares requires a written instrument of transfer and the written acknowledgment of such transfer by QIAGEN or the New York Transfer Agent (in our name).

Anti-Takeover Measures

In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the Foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding.

Additional Information

Cyber Security

Cyber security risks are managed at multiple levels throughout the Company and are considered in the context of our overall Enterprise Risk Management as discussed under Risks and Risk Management. Cyber security risks facing our business that are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, are described in Risks and Risk Management under "We rely on secure communication and information systems and are subject to privacy and data security laws which, in the event of a disruption, breach, violation or failure, could adversely affect our business." In the last three years through the date of this annual report, there have been no breaches of cyber security or other related risk threats that have or are reasonably likely to have, a material impact to our business. We have not incurred any material expenses and have not incurred any penalties or settlements.

Cyber Security Risk Management and Strategy

Embedded in our risk management strategy, we maintain a comprehensive cyber security program to identify and assess material risks, including external threats, to ensure the confidentiality and integrity of our information assets, and to ensure our IT systems operate effectively. Reporting to our Chief Financial Officer, our Chief Information Security Officer (CISO) is responsible for our enterprise and cyber risk management and leads our cyber security program. A subject-matter expert with more than a decade of experience leading information security programs, our CISO is supported by a global team of security professionals. These security professionals focus on information security and evaluate our global processes and relevant cyber security threats. The severity and materiality of incidences are addressed through an incident reporting process and, if necessary, are escalated internally to senior management, which assesses the need for public disclosure.

Our cyber security program includes robust testing and training and we engage third parties in connection with such processes to ensure the effectiveness of our cyber security controls. Additionally, relevant third-party service providers are

Corporate Governance

subject to cyber security review. Further details are discussed under Data and Cyber Security.

Cyber Security Governance

The Managing Board is ultimately responsible for cyber security management, which is overseen by our Audit Committee, a committee of our Supervisory Board. The CISO reports to the Audit Committee on cyber security risks and incidents. This reporting includes an update on cyber risk management, internal security awareness testing results, cyber incident response, and planned improvements. In the event of a material incidence, the Audit Committee would be informed in a timely manner and kept updated regarding the mitigation and remediation of such incidence, and would be involved in the assessment of any public disclosure.

Stock Plans

The stock plan is administered by the Compensation & Human Resources Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors, and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award, and other terms and conditions of the award consistent with the Plan. The Compensation & Human Resources Committee's decisions are subject to the approval of the Supervisory Board.

The Compensation & Human Resources Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation & Human Resources Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent, and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

On June 22, 2023, our shareholders approved the QIAGEN N.V. 2023 Stock Plan, which will replace the 2014 Stock Plan in May 2024. Further detailed information regarding stock options and awards granted under the plan can be found in Note 22 "Share-Based Compensation" included in the Consolidated Financial Statements.

Whistleblower Policy and Corporate Code of Conduct and Ethics

We have a formal Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, we have a published Corporate Code of Conduct and Ethics that outlines business principles for our employees and rules of conduct. The Corporate Code of Conduct and Ethics can be found on our website at **www.qiagen.com**.

Insider Trading Policy

Dealings in our Shares based on material non-public information about QIAGEN is strictly prohibited under U.S. and German securities laws.

These laws are complex and penalties can be severe. In order to protect QIAGEN and its employees from such sanctions, we have adopted an Insider Trading Policy that outlines basic rules, including procedures governing any dealings in our Shares, that apply to potential Insiders (individuals with knowledge of non-public material information) and holders of QIAGEN Shares (including stock options and Restricted Stock Units). The Insider Trading Policy applies to the Supervisory Board, Managing Board, and all employees of QIAGEN N.V. and its subsidiaries.

Clawback Policy

To create and maintain a culture that emphasizes integrity and accountability and that reinforces our pay-for-performance compensation philosophy, the Managing Board and Supervisory Board adopted a policy which provides for the recoupment of certain executive compensation in the event of an accounting

restatement resulting from material non-compliance with financial reporting requirements under the federal securities laws (Clawback Policy). The Clawback Policy applies to our current and former executive officers, as determined by the Supervisory Board, in accordance with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and any national securities exchange on which our securities are listed, and such other employees who may from time to time be deemed subject to the Clawback Policy by the Supervisory Board.

Independent Auditors

In accordance with the requirements of Dutch law, our independent auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed by, the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which the Audit Committee advises the Supervisory Board. At the Annual General Meeting in 2023, KPMG Accountants N.V. was appointed as external auditor for the Company for the 2023 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards and filed with the AFM shall be approved and is furthermore invited to attend the General Meeting at which the statutory financial statements are adopted, and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards.

Following the appointment of KPMG Accountants N.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is KPMG AG Wirtschaftsprüfungsgesellschaft, which audited the U.S. GAAP consolidated financial statements as of and for the year ended December 31, 2023.

The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee, and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor.

KPMG Accountants N.V. have been our auditor since 2015. According to Dutch regulations, an audit firm can be elected only for a period of 10 subsequent years. Therefore, we must appoint a new auditor beginning 2025. Accordingly, the Supervisory Board has decided to nominate Ernst & Young Accountants LLP as its external auditor for the reporting year 2025. The formal appointment of Ernst & Young Accountants LLP will be submitted for voting at QIAGEN's 2024 AGM.

Dutch Corporate Governance Code – Comply or Explain

The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring itself against international best practice. The Dutch Code was last amended on December 20, 2022, and can be found at **www.mccg.nl**.

Non-application of a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the Dutch Code's principles and best practice provisions.

To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons.

We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact - acknowledged by the Commission that drafted the Dutch Code - that existing contractual

Corporate Governance

agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

The following provides an overview of exceptions that we have identified:

1. *Best practice provision 2.2.2 recommends that a Supervisory Board member is appointed for a period of four years and may then be reappointed once for another four-year period. The Supervisory Board member may then subsequently be reappointed again for a period of two years, which appointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons should be given in the report of the supervisory board. In any appointment or reappointment, the profile referred to in best practice provisions 2.1.1 should be observed.*

   Members of the Supervisory Board are appointed annually for a one-year period beginning on the day following the General Meeting up to and including the day of the General Meeting held in the following year. Dr. Metin Colpan joined the Supervisory Board in 2004, while Ms. Elizabeth Tallett has been a Supervisory Board member since 2011, Mr. Lawrence A. Rosen since 2013 and Prof. Dr. Elaine Mardis since 2014. Dr. Colpan brings extensive contributions to the Supervisory Board based on his in-depth scientific and commercial experience, and above all his role as a co-founder of QIAGEN. He has also served as a board member for various other healthcare industry companies, which provides unique perspectives and valuable contributions to the discussions of our Board. Ms. Tallett has executive- and board-level experience at a number of international companies, in particular in the pharmaceutical, biotechnology and healthcare and payor industries. Areas of expertise include international operations, mergers and acquisitions, strategic planning, marketing, product development, talent management and executive compensation. Mr. Rosen is a highly experienced executive who has served at the highest levels of various publicly-listed multinational companies, including Deutsche Post AG, Fresenius Medical Care AG & Co. KGaA and Aventis SA. He contributes to the profile of the Supervisory Board with his knowledge and cross-border expertise developed during a career working primarily in Europe and outside his home country of the United States. Key areas in which Mr. Rosen contributes his expertise include finance, strategy, mergers and acquisitions, investor relations, corporate governance and engagement with the capital markets. Prof. Dr. Mardis provides significant scientific acumen to QIAGEN, especially given her international reputation and many contributions to advancing our knowledge about biology. QIAGEN highly values and appreciates the full engagement of Dr. Colpan, Ms. Tallett, Mr. Rosen and Prof. Dr. Mardis to the success of our Company, and believes that they beneficially supplement the diverse and mixed profile of the Supervisory Board.

2. *Best practice provision 2.2.4 recommends that the Supervisory Board should draw up a retirement schedule in order to avoid, as far as possible, a situation in which many Supervisory Board members retire simultaneously. The retirement schedule should be made generally available and should be posted on the company's website.*

   The Supervisory Board follows the practice to discuss retirement plans of individual members early to proactively manage continuity within the Supervisory Board. QIAGEN believes that this practice provides a more flexible and better succession planning than a fixed retirement schedule.

3. *Best practice provision 3.1.2 vi recommends that when formulating the remuneration policy, it should be considered that shares awarded to members of the Management Board should be held for a period of at least five years*

   Pursuant to the Company's Remuneration Policy, long-term equity-based grants to members of the Managing Board primarily consist of an award of performance stock units, i.e., long-term incentive awards which are dependent upon the achievement of pre-defined performance goals. Grants of restricted stock units, which are based on time vesting only, are no longer to be granted. Performance stock units and restricted stock units granted until February 2018 are basically structured so that 40% of a grant vests after three years, 50% after five years, and the remaining 10% after ten years. Grants of performance stock units and restricted stock units granted after

Corporate Governance

February 2018 vest 40% after three years, 60% after five years. Beginning in February 2021, grants of performance stock units vest after three years.

4. *Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a Management Board member may not exceed one year's salary (the "fixed" remuneration component).*

   Our Managing Board members have entered into agreements with QIAGEN N.V. and some QIAGEN affiliates for which they hold managing positions. In case of termination of an agreement without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate the Managing Board member for the remaining term of the employment agreement.

5. *Best practice provision 3.3.2 recommends that a Supervisory Board member may not be granted any shares and/or rights to shares by way of remuneration.*

   QIAGEN granted stock options to the members of the Supervisory Board as a remuneration component from its establishment until 2013, when we stopped granting stock options. Since 2007, Supervisory Board members have been granted restricted stock units. We believe that the reasonable level of equity-based compensation which we practice allows a positive alignment of shareholder interests with the other duties of the Supervisory Board and that this practice is necessary to attract and retain Supervisory Board members as the granting of share-based compensation to Supervisory Board members is a common practice in our industry.

NYSE Exemptions

Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. In connection with QIAGEN's listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of the Netherlands. These exemptions and the practices followed by QIAGEN are described below:

- QIAGEN is exempt from NYSE's quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of the Netherlands and generally accepted business practices in the Netherlands, QIAGEN's Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.
- QIAGEN is exempt from NYSE's requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE's requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN's Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN's General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of the Netherlands or under QIAGEN's Articles of Association.

Corporate Governance

Corporate Governance Statement

The Dutch Corporate Governance Code requires businesses to publish a statement on their approach to corporate governance and their compliance with the Code. This is referred to in Article 2a of the Decree on additional requirements for directors' reports (Decree on the Content of Directors' Reports – Besluit inhoud bestuursverslag), last amended on January 1, 2024 (the Decree). The information that must be included in this Corporate Governance statement as described in Sections 3, 3a, 3b and 3d of the Decree, which is incorporated herein and repeated here by way of cross-reference, can be found in the following sections of this annual report:

- The information concerning compliance with the Dutch Code, as required by Section 3 of the Decree, is provided in the section Dutch Corporate Governance Code - Comply or Explain;
- The information concerning QIAGEN's risk management systems and internal control frameworks relating to the financial reporting process, as required by Section 3a(a) of the Decree, can be found under Risk Management;
- The information regarding the functioning of QIAGEN's General Meeting, and the authority and rights of QIAGEN's shareholders, as required by article 3a(b) of the Decree, can be found under Shareholder Meetings;
- The information regarding the composition and functioning of QIAGEN's Managing Board, the Supervisory Board and its committees, as required by article 3a(c) of the Decree, can be found in the relevant sections under Managing Board, Supervisory Board and the Supervisory Board Report;
- The information on the policy and targets on diversity in the composition of the Managing and Supervisory Boards, as required under Section 3a(d) and 3d of the Decree, is provided in Diversity within the Managing Board and Supervisory Board; and
- The information concerning the powers to issue and repurchase shares can be found under Shareholder Meetings and Share Capital in this Annual Report.

Decree implementing Article 10 of the Takeover Directive

Insofar as applicable, references are given below to information included pursuant to the Decree implementing Article 10 of the Takeover Directive (Besluit artikel 10 overnamerichtlijn):

- The information on the capital structure, the existence of different types of shares and the associated rights and obligations and the percentage of issued share capital represented by each type is provided in Classes of Shares and Note 18 of the Consolidated Financial Statements;
- The information on limitations imposed on the transfer of shares issued with the Group's cooperation is provided in the paragraph Anti-takeover Measures;
- information on the mechanism for assigning rights to employees to take or acquire shares in the capital of the company is provided in Stock Plans;
- information on limitations on voting rights and deadlines for exercising voting rights is provided under Shareholder Meetings, Voting Rights and Other Shareholder Rights;
- information on the regulations regarding appointment and dismissal of Managing and Supervisory Board members and changes to the articles of association is provided under Memorandum and Articles of Association; and
- information on the powers of the Managing Board, in particular to issue shares in the Company and to repurchase Company shares, is provided under Acquisition of Our Own Shares.

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Supervisory Board Report

Supervisory Board composition

The composition of our Supervisory Board is diverse in gender, nationality, background, knowledge and experience. As of March 2024, the Board was comprised of five men and four women. Four members are American, two are German, one is U.K.-American, and one is Swedish-Swiss. Many have spent considerable time during their careers living and working outside their home countries in developing global management and leadership capabilities.

Following best practice 2.1.10 of the Dutch Corporate Governance Code, the Supervisory Board establishes that its members are able to act critically and independently of one another and of the Managing Board. To safeguard this, the Supervisory Board is composed in such a way that all its members are independent in the meaning of best practice 2.1.8 of the Dutch Corporate Governance Code. As a result, the Supervisory Board confirms being of the opinion that the independence requirements referred to in best practice 2.1.7 to 2.1.9 inclusive of the Dutch Corporate Governance Code have been fulfilled. We further believe that all Supervisory Board members qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Board members must qualify as independent, as defined in the Rules. The targeted profile of the Supervisory Board is reflected in its regulations, which are published on our website under "Supervisory Board."

Please refer to the discussion under Supervisory Board Members for information on the principal positions and relevant other positions held by members of the Supervisory Board. Further detailed information is also available on the company website at **www.qiagen.com**.

Supervisory Board meetings in 2023

The Supervisory Board held six meetings in 2023, with each member attending all meetings. Of these meetings, five were held in person and one was held virtually. All Managing Board members were also present for certain agenda items of these Supervisory Board meetings in 2023.

The Supervisory Board meetings and the Supervisory Board committee meetings are held over a number of days, ensuring there is time for review and discussion. At each meeting, the members discuss among themselves the goals and outcome of the meeting, as well as topics such as the functioning and composition of the Supervisory Board and the Managing Board.

Members of senior management are also regularly invited to provide updates on topics within their area of expertise.

This gives the Supervisory Board the opportunity to get acquainted with a variety of managers across QIAGEN, which the Supervisory Board considers very useful in connection with its talent management and succession planning activities.

The Supervisory Board also reviewed and discussed agenda items in the absence of the Managing Board members in each meeting, such as performance and strategy, as well as to discuss compensation matters.

Supervisory Board committees

The Board has four Committees to cover key areas in greater detail:

- Audit Committee
- Compensation & Human Resources Committee
- Nomination & ESG (Environment, Social and Governance) Committee
- Science & Technology Committee

The Supervisory Board can establish other committees as deemed beneficial. Charters have been approved by the Supervisory Board under which each of the committees operates. These charters are published on our website at **www.qiagen.com** under "Supervisory Board."

Corporate Governance

The following table outlines the current Supervisory Board members and a selection of their skills and experience:

Key competencies	Lawrence A. Rosen (Chair)	Dr. Metin Colpan	Dr. Toralf Haag	Prof. Dr. Ross L. Levine	Prof. Dr. Elaine Mardis	Dr. Eva Pisa	Stephen H. Rusckowski	Elizabeth E. Tallett
Year of Birth	1957	1955	1966	1972	1962	1954	1957	1949
Gender	Male	Male	Male	Male	Female	Female	Male	Female
Nationality	U.S.	German	German	U.S.	U.S.	Swedish / Swiss	U.S.	U.S. / British
Date of initial appointment*	2013	2004	2021	2016	2014	2022	2023	2011
Required competencies								
Integrity	•	•	•	•	•	•	•	•
Ethics	•	•	•	•	•	•	•	•
Health	•	•	•	•	•	•	•	•
English language skills	•	•	•	•	•	•	•	•
Experience	•	•	•	•	•	•	•	•
Recommended competencies								
Entrepreneur		•		•		•		•
Corporate management multinational	•	•	•			•	•	•
Currently full-time employed / active			•	•	•			
Public reputation	•	•	•	•	•	•	•	•
Academic research		•		•	•			
Industrial research		•						
Diagnostics markets		•	•		•	•	•	
Capital markets	•	•	•				•	•
Financial management	•		•				•	•
M&A, business development	•	•	•			•	•	•
Commercial operations		•	•			•	•	•
Public management (e.g., universities)		•		•	•			
Regulatory / operations		•	•			•	•	•

*Supervisory Board members are reappointed annually, for one-year terms.

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The following table outlines the committee membership and meetings attended during 2023:

	Meeting Attendance				
	Supervisory Board	Audit Committee	Compensation & Human Resources Committee	Nomination & ESG Committee	Science & Technology Committee
Lawrence A. Rosen	6/6	7/7	4/4	4/4 (Chair)	
Dr. Metin Colpan	6/6			4/4	4/4 (Chair)
Thomas Ebeling[(1)]	3/3			3/3	
Dr. Toralf Haag	6/6	7/7 (Chair)			
Prof. Dr. Ross L. Levine	6/6				4/4
Prof. Dr. Elaine Mardis	6/6		6/6		4/4
Dr. Eva Pisa	6/6		6/6		
Stephen H. Rusckowski[(2)]	5/5		3/3		
Elizabeth E. Tallett	6/6	7/7	6/6 (Chair)	4/4	

(1) Mr. Ebeling did not stand for re-appointment at the AGM in June 2023.

(2) Mr. Rusckowski joined the Supervisory Board in April 2023.

Audit Committee

The Audit Committee members are appointed annually by the Supervisory Board for one-year terms. In 2023, the Audit Committee consisted of three members and met at least quarterly during the year. We believe that all members of this Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual.

The Supervisory Board has designated Dr. Toralf Haag as an "audit committee financial expert" as that term is defined in the U.S. Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002, and as referred to in the Dutch Decree on Audit Committees (*Besluit instelling auditcommissie*).

The Committee performs a self-evaluation of its activities on an annual basis. The Committee's primary duties and responsibilities include, among other things, to serve as an independent and objective party to monitor QIAGEN's accounting and financial reporting process, control and compliance systems and internal risk management, including risks related to cyber security. This Committee also is directly responsible for proposing the external auditor to the Supervisory Board, which then proposes the appointment of the external auditor to the Annual General Meeting.

Furthermore, this Committee is responsible for the compensation and oversight of QIAGEN's external auditor and for providing an open avenue of communication among the external auditor as well as the Managing Board and the Supervisory Board. Our Internal Audit and Compliance functions operate under the direct responsibility of the Audit Committee. Additionally, this Committee is responsible for establishing procedures to allow for the confidential and or anonymous submission by employees of concerns, including

Corporate Governance

the receipt, retention and treatment of submissions received regarding accounting, internal accounting controls, or auditing matters.

The Audit Committee met seven times in 2023, and also met with the external auditor excluding members of the Managing Board in August 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:

- the adequacy of our financial accounting (including reporting principles and policies), financial and operating controls and procedures with the external auditor and management;
- consideration and approval of any recommendations regarding changes to our accounting principles, policies and processes;
- reviewed with management and the external auditor our quarterly earnings reports prior to their public release;
- reviewed the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the U.S. Securities and Exchange Commission and the Deutsche Boerse in Germany;
- reviewed the annual report to be filed with the Dutch Authority for the Financial Markets; and
- reviewed major risk exposures (including cyber security) and reviewed any legal matter including compliance topics that could have a significant impact on the financial statements.

Compensation & Human Resources Committee

The Compensation & Human Resources Committee currently consists of four members that are appointed annually by the Supervisory Board for one-year terms.

Its primary duties and responsibilities include, among other things, oversight of our programs, policies and practices related to the management of human capital resources, including talent management, culture, diversity and inclusion; the preparation of a proposal to the Supervisory Board regarding the Remuneration Policy for the Managing Board and Supervisory Board and proposal for adoption by the General Meeting; preparation of a proposal concerning the individual compensation for Managing Board members to be adopted by the Supervisory Board; and preparation of the Remuneration Report that outlines compensation for the Managing Board and Supervisory Board members to be adopted by the Supervisory Board, and submitted to the Annual General Meeting for an advisory vote in accordance with Dutch law. The Remuneration Report outlines the implementation of the Remuneration Policies for the most recent year.

This Committee engaged during 2023 with external consultants to ensure that the overall remuneration levels are benchmarked regularly against a selected group of companies and key markets in which QIAGEN operates.

The Compensation & Human Resources Committee met six times in 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:

- policies and practices related to management of human capital resources including talent management and diversity;
- review and approve all share-based compensation;
- review and approve the annual salaries, bonuses and other benefits of the Executive Committee, and
- review of general policies relating to employee compensation and benefits.

Nomination & ESG Committee

The Nomination & ESG Committee currently consists of three members that are appointed by the Supervisory Board annually for one-year terms.

Its primary responsibilities include, among other things, preparing the selection criteria and appointment procedures for members of the Supervisory Board and Managing Board; periodically evaluating the scope and composition of the Managing Board and Supervisory Board; periodically evaluating the functioning of individual members of the Managing Board and Supervisory Board, and reporting these results to the Supervisory Board; proposing (re-)appointments of members of the Supervisory Board and Managing Board;

conducting periodic evaluations of QIAGEN's ESG (Environmental, Social and Governance) policies and related public disclosures; and periodically reviewing the Corporate Governance structure in line with applicable legal requirements and recommend changes to the Supervisory Board.

The Nomination & ESG Committee met four times in 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:

- the nomination of Stephen H. Rusckowski as a new member of the Supervisory Board;
- an annual evaluation on the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board as well as the functioning of individual members of Boards;
- proposals for the (re-)appointment of members of the Managing Board and Supervisory Board, and supervised the Managing Board in relation to the selection and appointment criteria for senior management;
- the search and selection process for new members and succession planning considerations for the Supervisory Board, Managing Board, Executive Committee and other senior management positions, taking into account short-, medium- and longer-term perspectives;
- the preparation of the Supervisory Board self-evaluation process, which involved an external expert; and
- regular updates on the progress of our ESG programs, including a review and discussion of the Gender Diversity Policy.

Science & Technology Committee

The Science & Technology Committee currently consists of three members that are appointed annually by the Supervisory Board for one-year terms. The Committee works with the Scientific Advisory Board, which was established in 2021 to provide early evaluation of market and technology developments that could have an influence on QIAGEN’s development and positioning in the Life Sciences and Molecular Diagnostics.

The Committee's primary responsibilities include, among other things, reviewing and monitoring research and development projects, programs, budgets, and infrastructure management; and overseeing the management risks related to our portfolio and information technology platforms.

This Committee met four times in 2023. The Committee discussed, among other matters, the following topics, and provided updates to the Supervisory Board:

- discussions to gain understanding, clarification and validation of the fundamental technical basis of our businesses in order to enable the Supervisory Board to make informed, strategic business decisions and vote on related matters; and
- guided the Managing Board to ensure that QIAGEN can develop and leverage powerful, world-class science to create value for our stakeholders, including shareholders.

Annual self-evaluation

In 2023, the Supervisory Board conducted the annual self-evaluation of its own performance and effectiveness. The process included aspects as appropriate skills and experiences of the members, the adequacy of the size and composition of the Supervisory Board, the structure, content and frequency of meetings, access to relevant information, roles and responsibilities, chair performance and others. The same criteria were evaluated for the Committees. The Supervisory Board also evaluated the performance of the Managing Board members in terms of aspects such as expertise, skills, leadership, and strategic thinking. The self-evaluation process resulted in concrete proposals and action.

Stakeholder management as a central responsibility

The Supervisory Board acts in accordance with the interests of the company and the business connected with it, taking into consideration the interests of our stakeholders. The members of the Supervisory Board are in regular close contact with the Managing Board members, and the same applies to the members of the Audit Committee.

In 2023, five of the six Supervisory Board meetings were in-person, at various locations including several QIAGEN sites that provided the opportunity to

Corporate Governance

interact with QIAGEN employees. These meetings also enabled the Supervisory Board to receive information on relevant topics from senior leaders and experts, both internally and externally, during committee meetings, full Supervisory Board meetings, and also as part of their ongoing professional education.

Direct, one-to-one contact between Supervisory Board members and Managing Board and Executive Committee members generally builds on the topics discussed in the meetings of the Supervisory Board. These discussions draw on the expertise of individual Supervisory Board members, whose advice is sought on a wide range of topics.

The Supervisory Board takes an active interest in maintaining a good understanding of our stakeholders and their positions on various topics related to QIAGEN's areas of business. This includes the perceptions of our shareholders, which is received through direct interaction and calls with major institutional shareholders. The Supervisory Board is also informed of the position of the range of QIAGEN stakeholders by the Managing Board and other senior managers. In addition, the Supervisory Board members collect information through their own individual networks, and this is shared with other Board members and the Managing Board.

Role of the Supervisory Board

The Supervisory Board has the task of supervising the activities of the Managing Board and the general affairs of QIAGEN, including:

- the achievement of corporate objectives;
- the strategy and the risks inherent in the business activities;
- the structure and operation of the internal risk management and control systems;
- the financial and sustainability reporting process; and
- the observance of good corporate governance.

Throughout 2023, the Supervisory Board agenda was centered around the strategy and its execution, financial and operational performance, business developments, risk management, and people and organization. Based on the strategic priorities for QIAGEN as agreed in the annual strategy review, several topics were extensively discussed by means of deep dives, allowing a focused and in-depth review.

With the strong demand for QIAGEN's products in combination with the Company's focus on the execution of its strategic priorities, the Supervisory Board has confidence in QIAGEN's long-term growth opportunities and the continued delivery of value to its stakeholders. As part of the annual strategy review, we held dedicated discussions focused on QIAGEN's strategy, in particular the Five Pillars of Growth. An in-depth review was performed of the short-, medium- and long-term market developments in the markets served by QIAGEN and the related plans to meet customer demands. Additional sessions were focused on longer-term growth opportunities. In line with our overall strategy, the Supervisory Board also regularly discusses M&A strategy and relevant developments within our sectors. The Supervisory Board was regularly informed and kept up to date on the process of reviewing potential M&A targets during the year. These sessions enable an engaged and focused discussion between the Supervisory Board and Managing Board on key strategic matters, and we highly value this way of contributing to the decision-making process.

Financial statements and audits

In this Annual Report, the financial statements for 2023 are presented as prepared by the Managing Board and audited by KPMG Accountants N.V. (Independent Auditor). The Audit Committee examined the financial statements, the proposal for the use of the distributable profit, the consolidated financial statements and the Management report. The Supervisory Board also established that the external auditor was independent of QIAGEN.

The results have been approved by the Supervisory Board and an unqualified opinion was given from the external auditors.

The Supervisory Board will submit the 2023 financial statements to the next Annual General Meeting of Shareholders, which is planned for June 2024. The proposal will outline that shareholders adopt them and release the Managing Board from all liability in respect of its managerial activities and to release the

Supervisory Board from all liability in respect of its supervision of the Managing Board.

Venlo, the Netherlands

April 2024

The Supervisory Board

Corporate Governance

Message from the Chair of the Compensation & Human Resources Committee

Dear Stakeholders,

I am pleased to present to you the QIAGEN Remuneration Report 2023, which summarizes the Remuneration Policies for our Managing Board and Supervisory Board, and how these Policies have been put into practice during the year.

We look back on a year in which QIAGEN made progress on many fronts to counterbalance the anticipated decline in sales of product groups used in the global response to the COVID-19 pandemic. Although sales in 2023 declined 8% at constant exchange rates (CER) to $1.97 billion, sales of the non-COVID product groups rose 8% CER and represented more than 90% of total sales. Adjusted earnings per share (EPS) were $2.07 ($2.09 CER), as we maintained a high level of profitability with an adjusted operating income margin at 27% of sales.

At the same time, our overall results fell short of the ambitious goals set for 2023. This resulted in an achievement level of 65% of our Corporate Goals that make up 75% of the Short Term Incentive (STI) compensation for our Managing Board and our employees.

Effective compensation practice

The remuneration granted for 2023 reflects our clear "pay for performance" culture and application of the Managing Board Remuneration Policy approved by shareholders at the Annual General Meeting in 2021. In addition, the 2022 remuneration was approved by shareholders with 96% vote at the Annual General Meeting in 2023. This results in remuneration levels for our Managing Board that we believe are competitive and fair.

In the past year we have engaged with our shareholders, welcoming their input on governance issues. We have followed current trends on corporate governance, and have considered the requirements of the 2022 Dutch Corporate Governance Code as QIAGEN N.V. is incorporated and headquartered in the Netherlands. The new requirements include, among other things, explanation of how sustainability objectives have been taken into account in the implementation of the remuneration policies and how these objectives contribute to the creation of long-term value to stakeholders. We have monitored the impact of the ambitious Environment, Social and Governance (ESG) goals introduced by QIAGEN in recent years, and which represent about 25% of the annual Team Goals, and believe that they contribute to the creation of long-term value for all QIAGEN's stakeholders, including shareholders.

Updating our Supervisory Board Remuneration Policy

The insights gained in this engagement were included in our review and update of the Remuneration Policy for the Supervisory Board, which will be put forward for approval at the AGM in June 2024 as required by Dutch law every four years.

The revisions we have made are designed to be fully aligned with best practices and build on the merits of the current Policy, which received 84% approval at the AGM in 2020.

Among the key points of this updated Supervisory Board Remuneration Policy:

- No changes in the cash remuneration for membership and Committee attendance
- Significant reduction in the amount of annual Restricted Stock Units (RSUs) granted to Supervisory Board members
- Change in the vesting to one year (previously three and five years) to align with the term of service of the board member (all members stand for election each year)
- Introduction of a minimum shareholding requirement for Supervisory Board members at 200% of the gross annual value of RSU grant.

Corporate Governance

To attract highly qualified board members with experience working on a global basis, QIAGEN offers a competitive compensation package that meets the demands of candidates in these different areas of the world, while also adhering to the different – and sometimes conflicting – corporate governance standards. In particular, the granting of compensation through RSUs is not always fully appreciated in continental Europe, but is a standard in other areas of the world, particularly in the U.S., and aligns the Supervisory Board with the interests of shareholders.

No changes are planned for the Managing Board Remuneration Policy in 2024.

In line with our board succession plans, I will be stepping down from my role as Chair of the Compensation Committee. If you have any questions or comments on our remuneration policies and practices, or the contents of this Report, please do not hesitate to contact our Board via our Investor Relations team at ir@qiagen.com.

Thank you for your continued support and helping QIAGEN achieve our vision of "making improvements in life possible."

Yours sincerely,

Elizabeth E. Tallett

Chair of the Compensation & Human Resources Committee

Managing Board Remuneration

This section of the Remuneration Report provides a summary of the Remuneration Policy of the Managing Board that was adopted by the AGM in 2021 and an account of how it was implemented in 2023. It also presents the details of the actual remuneration outcomes for our two Managing Board members for their performance during the year.

This Remuneration Report complies with the European Directive (EU) 2017/828 on Shareholder Engagement, SRD II, as implemented into Dutch law. It also complies with the Dutch Corporate Governance Code. No deviations were made from the Policy in implementing remuneration for 2023. The 2021 Remuneration Policy is available on the QIAGEN website at **www.qiagen.com**.

Remuneration Policy summary

Remuneration as a strategic instrument

The Remuneration Policy for the Managing Board supports the sustainable long-term development and strategy of QIAGEN in a highly dynamic environment while aiming to address the views of various stakeholders and maintaining an acceptable risk profile. It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN. The Supervisory Board ensures that the Remuneration Policy for the Managing Board and its implementation are linked to our objectives.

More than ever, the ambition for QIAGEN is to stay true to its mission of advancing the use of its products and solutions for molecular research and clinical testing. These help us achieve our vision of making improvements in life possible. QIAGEN is a global leader in providing a differentiated portfolio of products and services used across the continuum from research in Life Sciences to clinical healthcare using novel products and solutions that are used to unlock valuable insights from any biological sample. Founded in Germany in 1984, QIAGEN has grown by developing new solutions based on consumables kits, related instruments and bioinformatics, to meet the diverse and rapidly changing needs of more than 500,000 customers worldwide.

QIAGEN's strategy is focused on innovation and sustainable value creation with an emphasis on increasing growth, efficiency, engagement and improving customer experience. To successfully develop and implement this strategy, we need to attract and retain highly trained employees at all levels, including the executive management level. U.S. practices have been taken into consideration to set competitive remuneration levels given that many of our leaders, customers, competitors and employees are based here.

Remuneration principles

QIAGEN strongly believes in competitive remuneration as a precondition to attracting intrinsically motivated top talent throughout all levels of the organization. Furthermore, we believe in a "pay-for-performance" culture that is based on creating a shared focus on setting ambitious operational and strategic targets that are not rewarded when they are not achieved, rewarded at target when fully achieved, and additionally rewarded when the targets are exceeded.

A system of corporate, team and individual performance goals applies to all members of our global workforce. The percentage weighted toward Corporate Goals, and less for Personal Goals, shifts as job levels rise. Likewise, the variable portion of pay linked to achievement of ambitious annual Corporate Goals as a share of total direct remuneration increases with each job level, in line with greater responsibility and more significant impact on the Company's results.

At the executive level, QIAGEN believes that pay for performance should primarily focus on long-term value creation for shareholders and other stakeholders. Short-Term Incentives (STIs) are essential to highlight the operational targets that are a precondition to realizing our strategy. Long-Term Incentives (LTIs) have the benefit of both being achieved only if QIAGEN is successful in delivering on ambitious goals while they also contribute to long-term retention. In view of these aspects, variable components represent the most significant element of total remuneration.

Corporate Governance

The remuneration principles are simple, transparent and provide internal consistency. It helps the Supervisory Board to maintain equitable internal pay ratios that support efficient talent recruitment and development and succession planning. The principles are ingrained in our culture, and have proven successful in attracting the global talent that QIAGEN needs to successfully develop and implement a sustainable growth strategy.

Remuneration Policy principles	
Simple and transparent	Remuneration schemes are clear and practical
Compliant	Remuneration conforms to high governance standards
Aligned	Remuneration is true to our mission, vision and strategy, ensures internal pay consistency
Competitive	Remuneration is competitive and benchmarked to relevant peers
Performance-driven	Major portion of remuneration value is at risk
Long-term focus	Share-based incentives focused on sustainable long-term value creation

Benchmarking to set competitive remuneration levels

The Remuneration Policy and overall remuneration levels offered to members of the Managing Board are benchmarked regularly against a selected group of reference companies to ensure overall competitiveness.

The benchmarking group consists of both European and U.S.-based companies. This is due to QIAGEN's international scope as a Dutch corporation with stock market listings on the New York Stock Exchange and the Frankfurt Stock Exchange, our strong commercial presence in the U.S. with over 45% of total sales in this country and the large share of employees and senior leaders based in the U.S.

Additionally, this benchmarking group also reflects QIAGEN's significant U.S. shareholder base and the location of key competitors. It is designed to provide a balanced mix of companies, particularly in the life sciences and diagnostics industries. The median remuneration in the benchmarking group serves as a reference level for total remuneration.

The following 18 companies comprise the reference group for 2023, which remains unchanged from 2022. They have been selected based on their market capitalization, direct competition for talent, similar complexity, revenue, scope of international activities, presence in similar industries, and data transparency. The benchmarking group includes seven European and 11 U.S. companies, as listed in the table below, to provide the best comparison and reflect our global competitive position.

Benchmark companies

Europe	
bioMerieux SA	Merck KGaA
Carl Zeiss Meditec AG	Sartorius AG
DiaSorin S.p.A.	Tecan Group AG
Eurofins Scientific SE	

United States	
Agilent Technologies, Inc.	IDEXX Laboratories, Inc.
Avantor, Inc.	Hologic, Inc.
Bio-Rad Laboratories, Inc.	Illumina, Inc.
Bruker Corporation	Revvity, Inc.
Charles River Laboratories International, Inc.	Waters Corporation
EXACT Sciences Corporation	

Supervisory Board evaluation

The Supervisory Board annually reviews the remuneration practices to ensure they remain aligned with QIAGEN's business demands, stakeholder and shareholder interests, and developments among benchmark companies.

On an annual basis, the Supervisory Board sets the performance targets for the members of the Managing Board, reviews their performance against predetermined targets, and determines the remuneration and benefits in line with contractual terms. In making this determination, the Supervisory Board

considers the market conditions in which QIAGEN operates, financial performance and strategy implementation.

The Supervisory Board ensures that the remuneration of Managing Board members incentivizes the right behaviors desired for the sustainable success of QIAGEN while also providing the members with fair and attractive remuneration. Furthermore, the Supervisory Board performs an analysis of the possible outcomes for the variable components and how they may affect total remuneration. Through its statutory power, the Supervisory Board has the discretionary right to adjust the variable compensation of the members of the Managing Board if compensation would conflict with principles of reasonableness and fairness in both an upward and downward direction.

The Compensation Committee advises the Supervisory Board and prepares resolutions with respect to the review and execution of the Remuneration Policy. In case of policy changes, the Supervisory Board submits the proposals to an AGM for adoption.

Support for Remuneration Policy

As a global company incorporated in the Netherlands, as well as with stock market listings in the U.S. and Germany, QIAGEN intends to fully comply with relevant legal requirements and governance best practices. We engage on a regular basis with stakeholders, including shareholders, on our policies and regularly seek their feedback. Within QIAGEN, the policies for our employees are transparent and meet broad support from teams around the world. Key attributes include creating a strong "pay-for-performance" culture for all employees while ensuring strong internal consistency.

The Compensation Committee monitors the developing views on compensation among shareholders and other stakeholders in Europe, the U.S. and other markets worldwide. The level of support in society for the Remuneration Policy that QIAGEN applies is important for the Supervisory Board, and has been taken into account in formulating the various elements.

Managing Board remuneration structure

Remuneration for Managing Board members consists of a combination of base salary and STIs in the form of cash compensation based on the achievement of annual performance goals. They also receive performance-based LTIs that vest after a three-year performance period. The level of vesting for each LTI grant is based on the achievement of predefined targets. Achievement levels will be disclosed in this Report after the end of each three-year period. In addition, Managing Board members can receive deferred compensation arrangements and other benefits in line with local market practice.

The remuneration package for Managing Board members is designed to have the vast majority paid in variable awards as part of the "pay-for-performance" culture and to align their interests with stakeholders to generate long-term value. The amount of these variable awards can differ substantially from year to year and depend on actual performance. Within the variable component, the incentives for short-term operational performance have a lower weight than the long-term incentives, which are again aimed at creating sustainable value for QIAGEN's shareholders and other stakeholders. This is achieved by strongly linking long-term compensation through equity with the outcomes for shareholders in terms of share price appreciation.

Corporate Governance

2023 Managing Board remuneration structure

Fixed remuneration	
Base salary	• Below market practice to allow for a higher share of long-term variable share-based compensation
Deferred compensation and other benefits	• Below market practice
Variable remuneration	
Short-term incentive (STI) - Cash payment provides incentives for strong annual financial and non-financial performance as the basis for long-term strategy and sustainable value creation	• Opportunity at 100% target achievement: – CEO: 110% of base salary – CFO: 75% of base salary • Performance goals over one-year measurement period: – 75% Corporate Goals comprised of 50% Financial Goals (capped at 200%) and 25% Team Goals (capped at 120%) – 25% Personal Goals (capped at 100%) – Maximum payout therefore capped at 1.55 times target • Metrics measured over one year against budgeted targets
Long-term incentive (LTI) - Performance Stock Units provides incentives for value creation over a multi-year period and the achievement of goals that are aligned with long-term strategy	• Opportunity for all Managing Board members – At target to 300% value of fixed remuneration • Performance goals set for a three-year performance period – 50% cumulative net sales – 50% Adjusted average operating income margin (% of sales) – Three-year performance period with cliff vesting • Driven by performance – No PSUs are earned if minimum threshold performance levels are not achieved, while maximum vesting capped at two times total opportunity in the event of significant overperformance • Net share settlement

Corporate Governance

2023: Managing Board remuneration

The remuneration of the Managing Board in 2023 is based on the implementation of the Remuneration Policy for the Managing Board, as approved by shareholders in 2021. It includes any remuneration granted by any consolidated subsidiary.

The remuneration granted for 2023 takes into consideration the overall results, which showed QIAGEN achieved the full-year sales outlook for $1.97 billion CER which was supported by 8% CER growth for non-COVID product groups.

Adjusted diluted EPS were $2.09 CER and exceeded the outlook for at least $2.07 CER. At the same time, these results were below the targets set for the Corporate Goals, resulting in an achievement level at 73% for 2023.

The 2023 remuneration of the Managing Board is reflected in the table below. An overview of all share grants outstanding and their status in vesting and release is presented in the tables under the header "Share-based rights."

				Annual compensation		Long-term compensation	
Managing Board member[1]	Fixed salary	Variable cash bonus	Other[2]	Total	Benefit plans	Performance Stock Units granted	Proportion of variable remuneration
Thierry Bernard	$978,500	780,354	33,320	$1,792,174	$199,700	119,695	84%
Roland Sackers	$588,000	319,730	40,270	$948,000	$117,270	67,723	82%

(1) The salary of Mr. Bernard is set in U.S. dollars. The salary of Mr. Sackers is set in euros and subject to fluctuation of exchange rates when reported in U.S. dollars. The exchange rate used for translation was EUR 1– USD 1.081.

(2) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by the Company to taxing authorities to avoid double-taxation under multi-tax jurisdiction employment agreements.

Corporate Governance

Fixed remuneration

Base salary

Consistent with the policies and procedures applied for all internal pay levels, the base salaries of the Managing Board members are set below the median to allow for a larger proportion of long-term incentives to underscore the performance-driven approach of this Remuneration Policy. Base salary levels are reviewed annually, and any increase is expected to be in line with the general workforce.

Deferred compensation

For 2023, a total of $0.3 million was incurred by QIAGEN as part of the Managing Board members participating in deferred compensation, defined contribution benefit or similar plans. The contribution for Mr. Bernard is made into deferred compensation and 401(k) plans. Mr. Sackers has a target retirement under the plan at age 65 and is entitled to a one-time pension payment upon retirement.

Other benefits

Other benefits may be provided to members of the Managing Board in line with market practice. These include customary benefits such as insurance coverage and company vehicles.

Variable remuneration

Variable remuneration is contingent upon the performance of the individual Managing Board member and QIAGEN. Ambitious goals are set annually to motivate and drive performance with a focus on achieving both long-term strategic initiatives as well as short-term targets tied to annual operational plans. The Supervisory Board conducts an annual scenario analysis on the possible outcomes of the variable remuneration components and their effect on the remuneration of the Managing Board members. The scenario analysis results have been taken into consideration in making decisions on remuneration for 2023.

Short-Term Incentives (STI)

STIs consist of an annual variable cash bonus award that is based upon the achievement levels of predetermined annual Corporate Goals - which represent 75% of the Goals for the STIs and are comprised of 50% for Financial Goals and 25% for Team Goals. In line with the compensation policy at QIAGEN, the Remuneration Policy additionally provides for incentives on Personal Goals for Managing Board members, and these represent 25% of the target for STIs. The different Goals each have their own opportunity

Financial Goals

The weighted performance spread for the Financial Goals is 0% for less than achieving the minimum threshold, 100% for full achievement and up to 200% for significant over performance. Financial Goals are set in accordance with the budget for the year, which is reviewed and approved by the Supervisory Board.

Financial Goals (In $ millions at budget rates)	Weight	Minimum threshold	Target	Maximum	Achieved	Award in % of target
Net sales	40%	1,887	2,132	2,234	1,949	62%
Adjusted operating income	40%	478	612	665	529	75%
Adjusted free cash flow	20%	469	550	667	335	—%
Total Financial Goals	**100%**					**55%**

Corporate Governance

Team goals

Team Goals are a set of annual cross-functional targets aimed at achieving QIAGEN’s strategy focused on innovation and sustainable value creation. The metrics for the Team Goals are often based on targets from multi-year plans. In the event of Team Goals with multiple components, the possible outcomes are: no achievement, partial achievement or full achievement. In the event of single goals, they are either fully met or not met. When all goals are, or the single goal is, fully met, a performance maximum of 120% of the overall target level may be paid out.

Team Goals	Weight	Metric	Achieved	Award granted
Accelerate growth, in particular through focus on Five Pillars of Growth	50%	Deliver growth targets for defined products and geographic markets, including: • Sample technologies portfolio: ≥$685 million CER sales • QuantiFERON: ≥$350 million CER sales • QIAstat-Dx: ≥$95 million CER sales • QIAcuity: ≥$75 million CER sales • NeuMoDx; ≥$85 million CER sales	Partially	20%
Increase efficiency and effectiveness through targeted strategic actions	32%	• Achieve 5% revenue growth for direct business in Service • Sales force efficiency: Achieve >$1.6 million CER of 2023 net sales per FTE	Fully	32%
Deliver compelling new products and services to customers and other stakeholders	18%	• Achieve >15% QDI revenue growth • Innovation: QVI 2023 at ≥4%	Partially	13%
Enhance QIAGEN's standing as a leader in ESG and Employer of Choice	20%	• 7% reduction in plastic material to 2022 baseline • Diversity goal to increase women in leadership by 1 percentage point compared to 2022 • 100% score on 2023 Human Rights Campaign Corporate Equality Index (CEI) and achieve Top Employer LGBTQ+	Fully	20%
Total Team Goals	**120%**			**85%**

Personal goals

Based on the overall company performance and strong leadership in 2023, the Compensation & Human Resources Committee awarded both Managing Board members 95% achievement for their personal goals.

The weighted performance on Financial Goals and Team Goals set out above results in the following total STI payout percentage:

Corporate Governance

STI award	Weight	Threshold	Target	Maximum	Achieved
Financial Goals	50%	20%	100%	200%	55%
Team Goals	25%	—%	100%	120%	85%
Personal Goals Mr. Bernard / Mr. Sackers	25%	—%	100%	100%	95%
Weighted total	**100%**	**10%**	**100%**	**155%**	**73%**
Corresponding payout (in $ thousands)					
Mr. Bernard		108	1,076	1,668	780
Mr. Sackers		44	441	684	320

Long-Term Incentives (LTI)

Managing Board members are granted LTIs on an annual basis in the form of Performance Stock Units (PSU). These are subject to rigorous and ambitious performance criteria and multi-year vesting periods.

As per the updated 2021 Remuneration Policy, the value of the regular annual long-term incentive awards at the grant date (depreciated due to factors such as risk of forfeiture, the Company's risk of failure to achieve its long-term initiatives, and the length of the vesting terms) is 300% of fixed remuneration.

The annual PSU grants are subject to a three-year period, which will be disclosed at the end of the performance period. The target levels are directly linked to the achievement of financial milestones as defined in QIAGEN's multi-year business plan. The performance goals for cumulative net sales target and average adjusted operating income margin (both at budget rates) were equally weighted. Overachievement may result in an increase in the number of PSUs earned, and is capped at 200% of the target grant. Underachievement below a threshold level will result in a full loss of the grant.

The details of the PSUs granted and vested are presented in the tables for share-based rights below. Refer to Footnote 24 Related Party Transactions of the Consolidated Financial Statements for the total recognized accounting expense in accordance with IFRS 2 Share-based Payment.

Share-based rights

The following tables sets forth the grant details of the long-term incentives of the Managing Board members as of December 31, 2023. PSUs and RSUs have no exercise or purchase price.

Corporate Governance

Thierry Bernard
Performance Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Performance adjustment	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	–	119,695	–	–	119,695	$45.95	–
2022	110,000	–	–	–	110,000	$49.69	–
2021	169,387	–	–	–	169,387	$48.38	–
2020	176,000	–	–	(70,400)	105,600	$35.90	$45.95
2019	32,329	–	–	–	32,329	$38.43	–
2018	56,400	–	–	–	56,400	$36.30	–
2018	28,260	–	–	(23,550)	4,710	$33.70	$47.23
2017	3,940	–	–	–	3,940	$28.46	–
2016	7,650	–	–	–	7,650	$24.38	–
2016	900	–	–	–	900	$21.11	–
2015	1,250	–	–	–	1,250	$25.26	–
	586,116	**119,695**	**–**	**(93,950)**	**611,861**		

Thierry Bernard
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2020	12,000	–	–	12,000	$35.90	–
	12,000	**–**	**–**	**12,000**		

Corporate Governance

Roland Sackers
Performance Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Performance adjustment	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	—	67,723	—	—	67,723	$45.95	—
2022	71,000	—	—	—	71,000	$49.69	—
2021	130,109	—	—	—	130,109	$48.38	—
2020	144,000	—	—	(57,600)	86,400	$35.90	$45.95
2019	76,211	—	—	—	76,211	$38.43	—
2018	109,416	—	—	—	109,416	$36.30	—
2018	61,800	—	—	(51,500)	10,300	$33.70	$47.23
2017	8,349	—	—	—	8,349	$30.38	—
2016	15,349	—	—	—	15,349	$24.38	—
2016	2,107	—	—	—	2,107	$27.71	—
2016	4,705	—	—	—	4,705	$21.11	—
2015	8,980	—	—	—	8,980	$25.26	—
2013	2,896	—	—	—	2,896	$23.16	—
	634,922	**67,723**	**—**	**(109,100)**	**593,545**		

Roland Sackers
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2014	11,635	—	—	11,635	$22.25	—
2013	13,207	—	(13,207)	—	$21.44	$45.95
	24,842	**—**	**(13,207)**	**11,635**		

Clawback provisions

During 2023, no circumstances were identified by the Supervisory Board that resulted in the application of clawback provisions. The Supervisory Board has the right to recover variable remuneration from Managing Board members based on its statutory powers in case of a payment was made based on incorrect information in respect to target performance, material financial restatement or individual gross misconduct. Any value adjustment or clawback is at the discretion of the Supervisory Board. It will be accounted for in the Remuneration Report submitted to subsequent AGM.

Comparative information

Information on Change in Remuneration and Company Performance

The following table shows the annual change of remuneration based on accounting expense, performance of entity, and average remuneration for other employees over the last five years.

Annual change	2019 vs. 2018	2020 vs. 2019	2021 vs. 2020	2022 vs. 2021	2023 vs. 2022
Managing Board remuneration					
Thierry Bernard (as of June 2021)	—%	—%	3%	55%	(14%)
Roland Sackers	30%	34%	(4%)	17%	(15%)
Peer Schatz (until October 2020)	234%	—%	—%	—%	—%
Company performance					
Net sales (CER)	4%	23%	21%	—%	(13%)
Adj. operating income	5%	49%	20%	(13%)	(19%)
Adj. free cash flow	(15%)	113%	(7%)	30%	(43%)
Average remuneration (in $ thousands)					
Average remuneration of employees[(1)]	86	97	102	98	100

(1) Our employees are based in more than 25 countries so the average remuneration is significantly influenced by currency movements. The average remuneration of employees is obtained by dividing the total personnel costs as stated in Note 23 - Employee Benefits and Personnel Costs (after subtracting the Managing Board remuneration) by the reported average number of full-time employees (minus two). Please refer to the additional discussion under remuneration of employees later in this report.

Pay ratio

Under the Dutch Corporate Governance Code, QIAGEN is required to report the ratio between the remuneration of the Managing Board members and a representative reference group within the Company and its affiliated enterprise. QIAGEN's internal pay ratio is determined as the ratio between the average pay of the Managing Board as disclosed in the Corporate Governance Report in our 2022 Annual Report and the average pay of QIAGEN employees on a global level. The pay ratio in 2023 for the CEO was 88:1.

The average remuneration for all employees was calculated using the average number of payroll employees. This ratio is prepared in accordance with the Dutch Corporate Governance Code and has not been prepared to comply with the Pay Ratio Disclosure requirements under U.S. Securities and Exchange Commission regulations.

Management contracts

The contracts for Managing Board members are determined by the Supervisory Board and are built to comply with the framework of the 2021 Remuneration Policy, which was approved by Shareholders and is in accordance with Dutch law. An outline of these contracts is submitted to the AGM upon nomination for appointment. Due to the holding company nature of the legal entity QIAGEN N.V., Managing Board members may have additional contracts with other QIAGEN subsidiaries. Any compensation for these roles is consolidated in the remuneration reported above.

The contract for Mr. Bernard with QIAGEN N.V. has a term for one year, which is aligned with the annual appointment as a Managing Board member by the AGM. If Mr. Bernard is reappointed, this contract is automatically extended for the statutory reappointment of one year.

The contract for Mr. Sackers with QIAGEN N.V., which was entered into in 2004, has an indefinite term, but includes provisions for notice periods (six months from QIAGEN and three months from Mr. Sackers) for termination, among other topics. His appointment as a Managing Board member under this contract with QIAGEN N.V. is based on a one-year term and subject to annual appointment by the AGM.

Change of Control

In the event of the sale or the transfer of all or substantially all of the Company's assets or business to an acquirer in one transaction or a series of transactions, including through a merger, consolidation or a transfer of shares to a third party (a "Transaction"), the Managing Board members are entitled under legacy contracts to a Change of Control payment commensurate to a multiple of two times their annual cash compensation (fixed payment plus annual bonus, includes salaries and bonuses set forth in employment agreements with other QIAGEN affiliates). Furthermore, unvested share-based compensation granted to the Managing Board members will be subject to an accelerated vesting in case of a Transaction.

Loans

Members of the Managing Board and Supervisory Board are not eligible for any loans.

Outlook: Managing Board remuneration in 2024

For both CEO and CFO, the base salary remains unchanged in 2024. No change has been made to the target bonus level as a percentage of base salary, nor to the PSU target grant level.

For 2024, Managing Board members were granted PSUs subject to rigorous performance criteria over a three-year performance period. The final number of earned PSUs is determined upon completion of the three-year period from 2024-2026, and subject to the achievement of challenging performance goals: 50% for 2024-2026 cumulative net sales (at budget rates); and 50% for 2024-2026 average adjusted operating income margin (at budget rates). The results against these targets will be published in the Remuneration Report after the performance period ends in 2026.

Supervisory Board Remuneration

At the Annual General Meeting in June 2021, QIAGEN's shareholders approved the Remuneration Policy for the Supervisory Board to harmonize compensation levels for the Chairs and Members of the Compensation & Human Resources Committee, the Science & Technology Committee and the Nomination & ESG (Environmental, Social, Governance) Committee. The 2021 Remuneration Policy came into force at the AGM in June 2021, and has been the basis for the remuneration of the members of the Supervisory Board for 2023. In accordance with the requirement that the policy is approved every four years, an updated Remuneration Policy is planned to be submitted to the AGM in June 2024.

Remuneration Policy summary

The Remuneration Policy of the Supervisory Board is aimed to attract and retain highly qualified members. Remuneration is aligned to the applicable market standards, considering peer companies of similar size and complexity in similar industries. These companies represent the biotechnology, life sciences and diagnostics industries, and also reflect our nexus to the European Markets as a Dutch company, as well as our U.S. focus as a NYSE-listed company subject to U.S. regulations. The Remuneration Policy for the Supervisory Board also reflects the fact that many Supervisory Board members are residents of the United States, a market that also represented more than 45% of QIAGEN's total sales in 2023. The level of remuneration rewards an intense involvement with the Company, and the high level of responsibility and time spent that goes with it.

Fixed remuneration in cash

The Remuneration Policy for the Supervisory Board provides for fixed annual retainers for the Chair and other members, and additional fees for Committee Chairs and members as follows:

Fee payable to the Chair of the Supervisory Board	$150,000
Fee payable to each member of the Supervisory Board	$57,500
Additional compensation payable to members holding the following positions:	
Chair of the Audit Committee	$25,000
Member of the Audit Committee	$15,000
Chair of the (i) Compensation & Human Resources Committee, (ii) the Nomination & ESG Committee, or (iii) the Science & Technology Committee	$18,000
Member of the (i) Compensation & Human Resources Committee, (ii) the Nomination & ESG Committee, or (iii) the Science & Technology Committee	$11,000
Chair of other Committees	$12,000
Member of other Committees	$6,000

Further, Supervisory Board members are reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per year.

Fixed remuneration in shares

The Supervisory Board members receive grants of Restricted Stock Units (RSUs) pursuant to the terms of the 2014 Stock Plan. These awards have no performance condition and are in line with the principle of the Dutch Corporate Governance Code that remuneration of Supervisory Board members should not be dependent on a company's results.

This compensation component has been a long and tested practice at QIAGEN since the Initial Public Offering (IPO) in 1996, and in line with the practices of many other companies. It has proven effective in attracting and retaining

Corporate Governance

talented Supervisory Board members, as well as creating a strong commitment and creating alignment with our stakeholders, who have given this approach their broad support.

The RSUs represent rights to receive common shares at future dates if the individual continues to provide service to the Company. A total of 40% of each award vests three years after the grant date, and the remaining 60% vests after five years from the grant date. The number of RSUs subject to each annual grant shall be reduced by 0.25% per each 1% increase in the Company's share price, and increased by 0.25% per each 1% decrease in the Company's share price, whereby the share price shall be determined as the average trading price of the Company's common shares from July 1 through December 31 of each year preceding the grant.

2023: Supervisory Board remuneration

For the year ended December 31, 2023, members of the Supervisory Board received the following compensation:

Supervisory Board member	Fixed remuneration	Committee chair	Committee membership	Total[1]	Restricted Stock Units
Lawrence A. Rosen (Chair)	$150,000	18,000	20,500	$188,500	7,917
Dr. Metin Colpan	$57,500	18,000	11,000	$86,500	7,917
Thomas Ebeling[2]	$28,750	—	5,500	$34,250	7,917
Dr. Toralf Haag	$57,500	25,000	—	$82,500	7,917
Dr. Ross L. Levine	$57,500	—	11,000	$68,500	7,917
Dr. Elaine Mardis	$57,500	—	22,000	$79,500	7,917
Dr. Eva Pisa	$57,500	—	11,000	$68,500	7,917
Stephen H. Rusckowski[3]	$40,570	—	5,500	$46,070	—
Elizabeth E. Tallett	$57,500	18,000	26,000	$101,500	7,917

(1) Supervisory Board members are reimbursed for travel costs and for any value added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

(2) Thomas Ebeling did not stand for re-appointment at AGM in June 2023.

(3) Stephen H. Rusckowski joined the Supervisory Board in April 2023, and was not eligible for the equity grant for 2023.

Corporate Governance

The Supervisory Board members receive a grant of RSUs pursuant to the terms of the 2014 Stock Plan. Under the terms of the grants, 40% of each award vests three years after the grant date and the remaining 60% vests five years after the grant date. Any granted awards will fully vest in case of a change of control of QIAGEN. Refer to Footnote 24 Related Party Transactions of the Consolidated Financial Statements for the total recognized accounting expense in accordance with IFRS 2 Share-based Payment.

The following tables set forth the RSUs of the Supervisory Board:

Lawrence A. Rosen
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	—	7,917	—	7,917	$45.95	—
2022	6,980	—	—	6,980	$49.69	—
2021	7,482	—	—	7,482	$50.00	—
2020	9,426	—	(3,770)	5,656	$35.90	$45.95
2019	5,599	—	—	5,599	$38.43	—
2018	5,920	—	(5,920)	—	$33.70	$45.95
	35,407	**7,917**	**(9,690)**	**33,634**		

Corporate Governance

Dr. Metin Colpan
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	—	7,917	—	7,917	$45.95	—
2022	6,980	—	—	6,980	$49.69	—
2021	7,482	—	—	7,482	$50.00	—
2020	9,426	—	(3,770)	5,656	$35.90	$45.95
2019	5,599	—	—	5,599	$38.43	—
2018	5,920	—	(5,920)	—	$33.70	$45.95
	35,407	**7,917**	**(9,690)**	**33,634**		

Thomas Ebeling
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	—	7,917	—	7,917	$45.95	—
2022	6,980	—	—	6,980	$49.69	—
2021	7,482	—	—	7,482	$50.00	—
	14,462	**7,917**	**—**	**22,379**		

Corporate Governance

Dr. Toralf Haag
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	—	7,917	—	7,917	$45.95	—
2022	6,980	—	—	6,980	$49.69	—
2021	7,482	—	—	7,482	$50.00	—
	14,462	**7,917**	**—**	**22,379**		

Prof. Dr. Ross L. Levine
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	—	7,917	—	7,917	$45.95	—
2022	6,980	—	—	6,980	$49.69	—
2021	7,482	—	—	7,482	$50.00	—
2020	9,426	—	(3,770)	5,656	$35.90	$45.95
2019	5,599	—	—	5,599	$38.43	—
2018	5,920	—	(5,920)	—	$33.70	$45.95
	35,407	**7,917**	**(9,690)**	**33,634**		

Corporate Governance

Prof. Dr. Elaine Mardis
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	–	7,917	–	7,917	$45.95	–
2022	6,980	–	–	6,980	$49.69	–
2021	7,482	–	–	7,482	$50.00	–
2020	9,426	–	(3,770)	5,656	$35.90	$45.95
2019	5,599	–	–	5,599	$38.43	–
2018	5,920	–	(5,920)	–	$33.70	$45.95
	35,407	**7,917**	**(9,690)**	**33,634**		

Dr. Eva Pisa
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	–	7,917	–	7,917	$45.95	–
	–	**7,917**	**–**	**7,917**		

Corporate Governance

Elizabeth E. Tallett
Restricted Stock Units

Year of grant	Outstanding at December 31, 2022	Granted	Vested	Outstanding at December 31, 2023	Share price on grant date	Share price on release date
2023	—	7,917	—	7,917	$45.95	—
2022	6,980	—	—	6,980	$49.69	—
2021	7,482	—	—	7,482	$50.00	—
2020	9,426	—	(3,770)	5,656	$35.90	$45.95
2019	5,599	—	—	5,599	$38.43	—
2018	5,920	—	(5,920)	—	$33.70	$45.95
	35,407	**7,917**	**(9,690)**	**33,634**		

Outlook: Supervisory Board remuneration in 2024

In accordance with the requirement that the policy is approved every four years, an updated Remuneration Policy is planned to be submitted to the AGM in June 2024. The proposal has been designed to be aligned with the latest best practices and build on the merits of the current Policy, which received approval from 84% of the votes cast at the AGM in 2020.

Among the key points of this updated Supervisory Board Remuneration Policy:

- No changes in the cash remuneration for membership and Committee attendance
- Significant reduction in the amount of annual RSUs granted to Supervisory Board members
- Change in the vesting for these RSU awards to one year (previously three and five years) to bring this more in line with market practices
- Introduction of a minimum shareholding requirement for Supervisory Board members at 200% of the gross annual value of RSU grant.

Share ownership

QIAGEN requires the Managing Board members and other senior executives to build up a significant share ownership to underscore their alignment to the interests of the Company and its shareholders. Under the remuneration policy, Managing Board members must build up a shareholding equal in value to five times their net base salary (after taxes) within four years of their first appointment. At the end of 2023, Mr. Bernard and Mr. Sackers both complied with the requirement. The following table sets forth certain information as of January 31, 2024, concerning the ownership of Common Shares by our Managing Board and Supervisory Board members. In preparing the following table, we have relied on information furnished by such persons.

Corporate Governance

	Shares beneficially owned[1]	
Name	Number[2]	Note
Thierry Bernard	182,662	(3)
Roland Sackers	246,377	(4)
Dr. Metin Colpan	410,886	(5)
Dr. Toralf Haag	679	(6)
Dr. Ross L. Levine	12,793	(7)
Dr. Elaine Mardis	—	(8)
Dr. Eva Pisa	—	
Lawrence A. Rosen	10,399	(9)
Stephen H. Rusckowski	25	
Elizabeth Tallett	44,011	(10)

(1) The number of Common Shares outstanding as of January 31, 2024, was 221,356,630. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2) Does not include Common Shares subject to options or awards held by such persons as of January 31, 2024. See footnotes below for information regarding stock awards that could become releasable within 60 days of the date of this table.

(3) Does not include 101,129 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(4) Does not include 200,158 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(5) Includes 347,156 shares held by CC Verwaltungs GmbH, an entity which is controlled by Dr. Colpan. Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(6) Does not include 2,992 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(7) Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(8) Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(9) Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

(10) Does not include 8,591 shares issuable upon the release of unvested stock awards that could become releasable within 60 days from the date of this table.

Remuneration to employees

We have approximately 6,000 employees in over 25 countries, and the same remuneration principles discussed above are applied for all of our employees. Competitive remuneration is key to attracting top talent throughout all levels of the organization and our "pay for performance" culture applies at every level. We strive to achieve fair pay with cash compensation commensurate with the market range and in accordance with an employee's role, qualifications, experience and performance.

All employees have a combination of base salary and STIs. All members of our global workforce share the same system of corporate, team and individual performance goals and the percentage weighting toward Corporate Goals, and less for Personal Goals, shifts as job levels rise. Likewise, the variable portion of pay linked to achievement of ambitious annual Corporate Goals as a share of total direct remuneration increases with each job level, in line with greater responsibility and more significant impact on the Company’s results. All employees share the same targets for Corporate Goals. In 2023, total employees' salaries increased by approximately 5.5%.

We also have frameworks in place for share-based compensation, as well as incentive programs for new ideas and innovation. All members of QIAGEN management participate in our stock plan and are eligible to receive stock unit grants (LTIs) subject to performance and / or service requirements. All employees share the same performance targets for performance based LTIs.

Employee share-based remuneration

Pursuant to the 2014 Stock Plan (Plan), stock rights – which include options to purchase our Common Shares, stock grants and stock-based awards – may be granted to employees of QIAGEN and its subsidiaries. Generally, the stock-based awards have terms of up to three years, subject to earlier termination in the event of death, disability or other termination of employment. Some grants were made previously that also included a 5-year vesting tranche. The vesting and exercisability of certain stock rights would be accelerated in the event of a change of control, as defined in the agreements under the 2014 Plan. Treasury Shares are issued to satisfy option exercises and award releases. Beginning in 2024, grants will be awarded under the 2023 Stock Plan, which was approved at the 2023 Annual General Meeting.

The Plan is administered by the Compensation & Human Resources Committee of the Supervisory Board, which selects participants from among eligible employees, and determines the number of shares to be received subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award’s vesting, the price per share subject to the award, and other terms and conditions of the award consistent with the Plan.

Details with respect to PSUs outstanding are set out below:

Corporate Governance

Performance Stock Units	Shares	Weighted average purchase price	Weighted average remaining contractual term (in years)	Weighted average grant date (Fair value)
Outstanding December 31, 2022	2,021,893	$0.00		$40.00
Awarded	621,412	$0.00		$44.39
Released	(492,178)	$0.00		$35.97
Forfeited	(104,986)	$0.00		$41.64
Outstanding December 31, 2023	**2,046,141**	**$0.00**	**1.28**	**$42.22**
Vested and expected to vest	**1,917,278**	**$0.00**	**1.24**	**$42.19**

Details with respect to RSUs outstanding are set out below:

Restricted Stock Units	Shares	Weighted average purchase price	Weighted average remaining contractual term (in years)	Weighted average grant date (Fair value)
Outstanding December 31, 2022	474,998	$0.00		$46.01
Awarded	376,647	$0.00		$44.08
Released	(107,070)	$0.00		$46.46
Forfeited	(31,713)	$0.00		$45.76
Outstanding December 31, 2023	**712,862**	**$0.00**	**1.76**	**$44.93**
Vested and expected to vest	**653,122**	**$0.00**	**1.71**	**$44.98**

Corporate Governance

Stock options have not been granted to employees since 2013. Details with respect to the outstanding stock options are set out below:

Stock Options	Shares	Weighted average exercise price	Weighted average remaining contractual term (in years)
Outstanding and Exercisable December 31, 2022	8,730	$18.68	
Exercised	(8,730)	$18.68	
Outstanding and Exercisable December 31, 2023	**—**	**$—**	**0.00**

Responsibility Statement of the Managing Board

Management’s statement pursuant to section 5:25c paragraph 2 sub s of the Dutch Financial Supervision Act (Wet op het financieel toezicht)

In accordance with provision 1.4.3 of the Code and Article 5:25c of the Financial Supervision Act, the Managing Board declares that, to the best of its knowledge:

1. the report of the Management Board as included in this annual report provides sufficient insights into any deficiencies in the effectiveness of QIAGEN's internal risk management and control systems with regard to the risks associated with the strategy and activities of QIAGEN and its affiliated enterprise, including the strategic, operational, compliance and reporting risks;

2. the aforementioned systems provide reasonable assurance that QIAGEN's financial reporting does not contain any material errors;

3. based on QIAGEN's current status of affairs, it is justified that the financial reporting is prepared on a going concern basis;

4. the report of the Management Board lists those material risks associated with the strategy and activities of QIAGEN and its affiliated enterprise, including the strategic, operational, compliance and reporting risks, or uncertainties that are relevant to the expectation regarding QIAGEN's continuity for the period of twelve months after the issuance of the report;

5. the financial statements as included in this annual report provide a true and fair view of the assets, liabilities, financial position, and profit for the financial year of QIAGEN and the group companies included in the consolidation; and

6. the report of the Management Board as included in this annual report provides a true and fair view of the situation on the balance sheet date, the business development during the year of QIAGEN, and of its affiliated group companies included in the financial statements. The report of the Management Board describes the material risks to which QIAGEN is exposed.

Thierry Bernard	Roland Sackers
Chief Executive Officer	Chief Financial Officer

Table of Contents

QIAGEN N.V.

Consolidated Financial Statements

QIAGEN N.V. Consolidated Balance Sheets

		As of December 31,	
(in thousands)	Notes	2023	2022
Assets			
Current assets:			
Cash and cash equivalents	(3.17)	$667,320	$730,271
Current financial assets	(7)	389,698	687,597
Trade accounts receivable	(8)	381,877	323,750
Inventories	(3.18)	397,912	358,487
Derivative financial instruments	(25, 26)	43,230	111,617
Other current assets	(9)	240,253	152,385
Total current assets		2,120,290	2,364,107
Non-current assets:			
Property, plant and equipment	(10)	520,684	492,582
Goodwill	(12)	2,503,038	2,380,162
Other intangible assets	(12)	806,626	748,648
Right-of-use assets	(13)	102,919	93,982
Equity accounted investments	(11)	16,195	18,217
Non-current financial assets	(7)	4,435	5,329
Deferred tax assets	(17)	63,574	89,440
Derivative financial instruments	(25, 26)	3,083	131,354
Other non-current assets	(9)	33,309	27,927
Total non-current assets		4,053,863	3,987,641
Total assets		**$6,174,153**	**$6,351,748**

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. Consolidated Balance Sheets

(in thousands, except par value)	Notes	As of December 31, 2023	2022
Liabilities and equity			
Current liabilities:			
Current financial debts	(16)	$587,970	$389,552
Trade and other accounts payable		84,155	98,734
Provisions	(14)	5,246	5,967
Derivative financial instruments	(25, 26)	73,461	161,021
Other current liabilities	(15)	351,295	369,018
Total current liabilities		1,102,127	1,024,292
Non-current liabilities:			
Non-current financial debts	(16)	867,773	1,417,847
Deferred tax liabilities	(17)	22,126	26,116
Derivative financial instruments	(25, 26)	120,378	293,725
Other non-current liabilities	(15)	194,598	200,475
Total non-current liabilities		1,204,875	1,938,163
Equity:			
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—230,829 shares in 2023 and 2022	(18)	2,702	2,702
Share premium		1,965,581	1,921,972
Retained earnings	(18)	2,421,630	1,981,498
Reserves		(389,739)	(356,691)
Less treasury shares at cost—2,627 and 3,113 shares, respectively	(18)	(133,023)	(160,188)
Total equity		3,867,151	3,389,293
Total liabilities and equity		**$6,174,153**	**$6,351,748**

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. Consolidated Income Statements

(in thousands, except per share data)	Notes	Years ended December 31, 2023	2022
Net sales	(4, 21)	$1,965,311	$2,143,020
Cost of sales:			
Cost of sales		(672,835)	(706,307)
Acquisition-related intangible amortization	(12)	(64,198)	(60,483)
Total cost of sales		(737,033)	(766,790)
Gross profit		1,228,278	1,376,230
Other operating income		639	282
Research and development expense		(192,161)	(181,038)
Sales and marketing expense		(470,464)	(488,678)
General and administrative expense		(117,399)	(128,285)
Restructuring, acquisition, integration and other, net	(6)	(34,456)	(44,768)
Other operating expense		(1,366)	(420)
Total operating expenses, net	(10, 12, 23)	(815,207)	(842,907)
Income from operations		413,071	533,323
Financial income		78,992	33,241
Financial expense	(16)	(55,912)	(60,090)
Gain from equity accounted investments	(11)	4,163	3,758
Non-monetary loss, net	(3)	—	(5,393)
Other financial results	(5, 7, 26)	134,138	161,807
Total financial income, net		161,381	133,323
Income before income tax expense		574,452	666,646
Income tax expense	(17)	(89,644)	(90,985)
Net income		**$484,808**	**$575,661**
Basic earnings per common share	(19)	$2.12	$2.53
Diluted earnings per common share	(19)	$2.10	$2.50
Weighted average shares outstanding			
Basic	(19)	228,146	227,577
Diluted	(19)	230,619	230,136

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. Consolidated Statements of Comprehensive Income

(in thousands)	Notes	Years ended December 31, 2023	2022
Net income		$484,808	$575,661
Other comprehensive income not reclassified to profit or loss in subsequent periods:			
Gain in pensions (net of $72 and $528 tax expense in 2023 and 2022, respectively)		167	1,233
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:			
Foreign currency translation adjustments (net of $0 tax and $854 tax benefit in 2023 and 2022, respectively)		(11,481)	(62,235)
Losses on cash flow hedges (net of $18,344 tax benefit and $0 tax in 2023 and 2022, respectively)	(26)	(52,755)	(24,098)
Reclassification adjustments on cash flow hedges (net of $17,183 tax expense and $0 tax in 2023 and 2022, respectively)	(26)	49,417	21,940
Net investment hedge	(26)	(18,396)	(14,724)
Other comprehensive loss, after tax		(33,048)	(77,884)
Comprehensive income		**$451,760**	**$497,777**

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. Consolidated Statements of Cash Flows

(in thousands)	Notes	Years ended December 31, 2023	2022
Cash flows from operating activities:			
Net income		$484,808	$575,661
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	(10, 12)	211,336	211,931
Non-cash impairments	(6, 7)	4,158	12,970
Amortization of debt discount and issuance costs	(27)	30,162	33,701
Deferred income taxes	(17)	15,811	(2,210)
Share based compensation expense	(22)	47,100	49,507
Loss on financial assets	(7)	—	6,230
Other items, including fair value changes in derivatives	(11, 16, 26)	(133,141)	(128,995)
Net changes in operating assets and liabilities:			
Trade accounts receivable	(8)	(55,119)	13,949
Inventories	(3)	(44,746)	(55,464)
Other current assets	(9)	4,390	58,931
Other non-current assets	(9)	691	(2,025)
Accounts payable		(22,417)	(1,756)
Accrued and other current liabilities	(15)	(78,919)	12,085
Other non-current liabilities	(15)	(6,675)	(869)
Income taxes	(17)	71,009	92,784
Interest paid		(22,869)	(24,961)
Interest received		69,610	20,128
Income taxes paid, net of refunds		(82,409)	(120,476)
Net cash provided by operating activities		492,780	751,121

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. Consolidated Statements of Cash Flows

(in thousands)	Notes	Years ended December 31, 2023	2022
Cash flows from investing activities:			
Purchases of property, plant and equipment	(10)	(41,398)	(56,338)
Purchases of intangible assets	(12)	(121,404)	(92,998)
Development expenses	(12)	(6,350)	(8,821)
Purchases of unquoted debt securities	(7)	(839,399)	(1,118,318)
Proceeds from redemption of unquoted debt securities	(7)	1,054,946	694,027
Purchases of quoted debt securities	(7)	(137,049)	(267,611)
Proceeds from redemption of quoted debt securities	(7)	215,605	189,056
Purchases of unquoted equity securities	(7)	(3,020)	(1,484)
Proceeds from unquoted equity securities	(7)	150	328
Cash paid for acquisitions, net of cash acquired	(5)	(149,532)	(63,651)
Cash paid for collateral asset		(66,583)	(9,881)
Other investing activities		(499)	107
Net cash used in investing activities		(94,533)	(735,584)
Cash flows from financing activities:			
Proceeds from non-current debt, net of issuance costs	(16, 17)	—	371,452
Repayment of non-current debt	(16, 17)	(400,000)	(480,003)
Proceeds from exercise of call option related to cash convertible notes	(16)	36,762	—
Payment of intrinsic value of cash convertible notes	(16)	(36,762)	—
Principal payments on leases	(13)	(26,779)	(26,842)
Proceeds from issuance of common shares		163	121
Tax withholding related to vesting of stock awards		(17,675)	(25,357)
Cash received for collateral liability		(16,315)	12,556
Cash paid for contingent consideration		—	(4,572)
Net cash used in financing activities		(460,606)	(152,645)
Effect of exchange rate changes on cash and cash equivalents		(592)	(12,505)
Net decrease in cash and cash equivalents		(62,951)	(149,613)
Cash and cash equivalents, beginning of period		730,271	879,884
Cash and cash equivalents, end of period		**$667,320**	**$730,271**

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. Consolidated Statements of Cash Flows

(in thousands)	Notes	Years ended December 31, 2023	2022
Supplemental disclosure of non-cash investing activities:			
Equity securities acquired in non-monetary exchange	(7)	$2,604	$1,475
Intangible assets received in exchange for note receivable	(24)	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. Consolidated Statements of Changes in Equity

(in thousands)	Notes	Common Shares Shares	Common Shares Amount	Share premium	Retained earnings	Derivative hedge reserve	Pension reserve	Foreign currency translation	Treasury Shares Shares	Treasury Shares Amount	Total equity
Balance at December 31, 2021		230,829	$2,702	$1,877,704	$1,490,974	$1,245	($588)	($323,415)	(3,755)	($189,730)	$2,858,892
IAS 29 Hyperinflationary accounting	(3)	—	—	—	(30,359)	—	—	43,951	—	—	13,592
Balance at January 1, 2022		230,829	2,702	1,877,704	1,460,615	1,245	(588)	(279,464)	(3,755)	(189,730)	2,872,484
Net income		—	—	—	575,661	—	—	—	—	—	575,661
Other comprehensive income (loss)		—	—	—	—	(16,882)	1,233	(62,235)	—	—	(77,884)
Comprehensive income		—	—	—	575,661	(16,882)	1,233	(62,235)	—	—	497,777
Tax benefit of employee stock plans	(22)	—	—	(5,239)	—	—	—	—	—	—	(5,239)
Share-based payments	(22)	—	—	49,507	—	—	—	—	—	—	49,507
Employee stock plans	(22)	—	—	—	(54,778)	—	—	—	1,171	54,899	121
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	—	—	(529)	(25,357)	(25,357)
Balance at December 31, 2022		**230,829**	**$2,702**	**$1,921,972**	**$1,981,498**	**($15,637)**	**$645**	**($341,699)**	**(3,113)**	**($160,188)**	**$3,389,293**
Balance at December 31, 2022		230,829	2,702	1,921,972	1,981,498	(15,637)	645	(341,699)	(3,113)	(160,188)	3,389,293
Net income		—	—	—	484,808	—	—	—	—	—	484,808
Other comprehensive income (loss)		—	—	—	—	(21,734)	167	(11,481)	—	—	(33,048)
Comprehensive income		—	—	—	484,808	(21,734)	167	(11,481)	—	—	451,760
Tax benefit of employee stock plans	(22)	—	—	(3,491)	—	—	—	—	—	—	(3,491)
Share-based payments	(22)	—	—	47,100	—	—	—	—	—	—	47,100
Employee stock plans	(22)	—	—	—	(44,676)	—	—	—	873	44,840	164
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	—	—	(387)	(17,675)	(17,675)
Balance at December 31, 2023		**230,829**	**$2,702**	**$1,965,581**	**$2,421,630**	**($37,371)**	**$812**	**($353,180)**	**(2,627)**	**($133,023)**	**$3,867,151**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

December 31, 2023

1. Corporate Information, Basis of Presentation and Statement of Compliance

Corporate Information

QIAGEN N.V. is a public limited liability company ('naamloze vennootschap') under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. The Company is registered under its commercial and legal name QIAGEN N.V. with the trade register ('kamer van koophandel') of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret genomic data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. We provide solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2023, we employed approximately 6,000 people in over 35 locations worldwide.

Our Common Shares are listed for trading on the Frankfurt Stock Exchange, Prime Standard Segment, under the symbol QIA and on the New York Stock Exchange (NYSE) under the symbol QGEN.

Basis of Presentation and Statement of Compliance

The accompanying consolidated financial statements were prepared in accordance with International Financial Reporting Standards as endorsed by the European Union (EU-IFRS) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and financial assets that have been measured at fair value. The financial statements of the Company have been prepared on the basis of the going concern assumption. The consolidated financial statements also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, as far as applicable.

QIAGEN has a subsidiary in Moscow, Russia. Due to uncertainties related to the war in Ukraine, and although not material to our consolidated results of operations, during the year ended December 31, 2022, we recorded a combination of credit losses, write-offs and impairments related to our business in Russia totaling $4.0 million. These charges are included in the line item restructuring, acquisition, integration, and other, net in the accompanying consolidated income statement. We have suspended activities in Russia and also with our former commercial partner in Belarus.

We undertake acquisitions to complement our own internal product development activities. In January 2023, we acquired Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human

identification (HID) and forensic investigation located in San Diego, California. The cash consideration, net of cash acquired was $149.5 million. In May 2022, we acquired BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk, Poland. Its offering includes proteins and enzymes that are critical to the life sciences industry and diagnostic kit manufacturers. The cash consideration, net of cash acquired, was $63.7 million. At the acquisition dates, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired companies from the acquisition dates. These acquisitions were not significant to the overall consolidated financial statements.

The consolidated financial statements of QIAGEN for the year ended December 31, 2023 were authorized for issue in accordance with a resolution of the Supervisory Board on April 26, 2024.

2. Effects of New Accounting Policies and Disclosures

New Accounting Standards and Interpretations Adopted

For 2023, there were no new standards or interpretations that were adopted which have a material impact to the consolidated financial statements.

Consistent with the International Accounting Standards Board (IASB) amendments to International Accounting Standards (IAS) 12 Income Taxes, we are subject to the temporary mandatory relief from accounting for deferred tax that arises from legislation implementing the Pillar Two model rules. Under this relief, we neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. We will recognize and disclose the impact from Pillar Two income taxes effective January 1, 2024. See Note 17 for further disclosures.

New Accounting Standards and Interpretations Issued but Not Yet Adopted

For 2023, there are no new standards or interpretations issued which have not been adopted that are expected to have a material impact to the consolidated financial statements.

3. Summary of Significant Accounting Policies, Estimates and Judgments

Significant Accounting Policies

3.1 Consolidation Principles

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2023 and for the year then ended.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. An entity is controlled when the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to affect those returns through its power over the entity. In determining whether control exists, potential voting rights must be taken into account if those rights are substantive, in other words they can be exercised on a timely basis when decisions about the relevant activities of the entity are to be taken. Entities consolidated by the Company are referred to as "subsidiaries." The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-Company balances, income and expenses, unrealized gains and losses and dividends resulting from intra-Company transactions are eliminated in full.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the noncontrolling interest. Total comprehensive income is attributed to the owners of the parent and to the noncontrolling interest even if this results in a deficit balance.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any noncontrolling interest, the cumulative translation differences, recorded in equity, recognizes the fair value of the consideration received, recognizes the fair value of any investment retained, any surplus or deficit in profit or loss and reclassifies the parent's share of components previously recognized in other comprehensive income to profit or loss.

3.2 Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any noncontrolling interest in the acquiree. The Company measures the noncontrolling interest in the acquiree at fair value. Acquisition related costs incurred are expensed.

Notes to the Consolidated Financial Statements

When the Company acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred and the amount recognized for noncontrolling interest over the Company's net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as profit.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Goodwill is monitored and assessed for the entire consolidated group as a whole because the Company and its subsidiaries together compose a single cash-generating unit.

3.3 Equity Accounted Investments

Investments in entities in which the Company has significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control are accounted for using the equity method. The Company's interests in equity accounted investees comprise interests in associates and joint ventures. Associates are those entities in which the company has significant influence but no control or joint control. A joint venture is an arrangement in which the company has joint control, whereby the company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Under the equity method, the investment is carried in the balance sheet at cost plus post acquisition changes in the Company's share of net assets of the associate.

Notes to the Consolidated Financial Statements

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company's investment. The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in the income statement.

Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value.

3.4 Foreign Currency Translation

The Company's presentation currency is the U.S. dollar (US$) which is also the parent company's functional currency. The majority of our subsidiaries' functional currencies are the local currency of the respective country. Balance sheets prepared in the functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders' equity. On disposal of a subsidiary, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions involving monetary assets and liabilities denominated in a currency other than the functional currency of the entity are translated using the exchange rate prevailing at the dates of the transactions and are subsequently valued at the closing rates at each period end. The foreign currency gains or losses on hedging instruments used to offset currency risk associated with the translation of the foreign operations are deferred in other comprehensive income, to the extent that the hedge is effective. Foreign currency transaction gains and losses realized until settlement are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity's net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders' equity. Included in other financial results in the accompanying consolidated income statements is a net loss on foreign currency transactions of $4.1 million and a net gain on foreign currency transaction of $2.7 million for the years ended December 31, 2023 and 2022, respectively.

Notes to the Consolidated Financial Statements

The exchange rates of key currencies affecting the Company were as follows:

(USD equivalent for one)	Closing rate as at December 31, 2023	2022	Annual average rate 2023	2022
Euro (EUR)	1.1050	1.0666	1.0814	1.0542
Pound Sterling (GBP)	1.2715	1.2026	1.2435	1.2376
Swiss Franc (CHF)	1.1933	1.0832	1.1133	1.0486
Japanese Yen (JPY)	0.0071	0.0076	0.0071	0.0077
Chinese Yuan (CNY)	0.1408	0.1450	0.1413	0.1489

Beginning January 1, 2022, the results of our subsidiary in Türkiye are reported under hyperinflationary accounting in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (IAS 29). Under IAS 29, to reflect changes in purchasing power using a general price index, the carrying amounts of non-monetary assets and liabilities, shareholders' equity, and comprehensive income of our subsidiary in Türkiye were restated in terms of a measuring unit current at the balance sheet date. No restatement is required for monetary assets and liabilities because they represent money held, to be received, or to be paid.

At initial application, we recognized a net monetary loss of $5.4 million to adjust transactions recorded during the period into a measuring unit current as of December 31, 2022. No monetary gain or loss was recorded for the year ended December 31, 2023 as there were no material effects from the application of IAS 29.

3.5 Revenue Recognition

We recognize revenue when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. We enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices. The majority of our sales revenue is recognized when products are shipped to the customers at which point control transfers. Refer to Note 4 "Revenue" for additional details.

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2023 and 2022, shipping and handling costs totaled $32.4 million and $34.4 million, respectively.

3.6 Operating Expenses

Advertising Costs

The costs of advertising are expensed as incurred when the services are performed and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2023 and 2022 were $11.5 million and $15.8 million, respectively.

General and Administrative

General and administrative expenses primarily represent personnel costs and expenses associated with administrative infrastructure, including continued investments across the organization in information technology improvements and cyber security.

Restructuring, Acquisition, Integration and Other

We incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include consulting and related fees incurred to integrate or restructure the acquired operations, payroll and related costs for employees remaining with the Company on a transitional basis and public relations, advertising and media costs for re-branding of the combined organization.

Restructuring costs include personnel costs (principally termination benefits), facility closure and contract termination costs. Termination benefits are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Facility closure and other costs are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate. See Note 6 "Restructuring" for the details.

Research and Development

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate:

- The technical feasibility of completing the intangible asset so that it will be available for use or sale.
- Its intention to complete and its ability to use or sell the asset.
- How the asset will generate probable future economic benefits.

Notes to the Consolidated Financial Statements

- The availability of resources to complete the asset and to use or sell the intangible asset.
- The ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization of the asset begins when development is complete and the asset is available for use. It is amortized on a straight-line basis over the period of expected future benefit (between three and five years). Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

3.7 Government Grants

We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated or amortized.

In 2023, we received government grants in the amount of $4.4 million (2022: $2.4 million), of which $4.0 million was offset against the carrying amount of assets and $0.4 million of income was included to offset research and development expense in the accompanying consolidated income statement. We do not carry any liabilities related to government grants.

3.8 Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant and are recognized using the effective interest rate method. All other borrowing costs are expensed in the period they occur.

3.9 Post-Employment Benefits

The Company operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Company provides for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The Company's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. Refer to Note 23 "Employee Benefits and Personnel Costs" for more details.

3.10 Share-Based Payments

The Company has a stock option plan, which is described in detail under Note 22 "Share-Based Payments." A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option's vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

3.11 Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities and are presented net within tax jurisdictions where permitted. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for deductible temporary differences and unused tax losses (tax credits) carried forward, to the extent that it is probable that future taxable profits will be available.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Income tax exposure

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and

complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded.

The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of Interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Company's domicile.

3.12 Financial Instruments - Recognition and Initial Measurement

The Company's financial assets include cash and short-term deposits, trade accounts receivable, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments. The Company's financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

3.13 Financial Instruments - Classification and Subsequent Measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortized costs; fair value through other comprehensive income (FVOCI) - debt investment; FVOCI - equity investment; or fair value through profit or loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as an FVTPL:

- it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

Notes to the Consolidated Financial Statements

- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 26). On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise (IFRS 9, para 4.1.5). As of December 31, 2022, we have not made this election.

Financial assets - Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

- the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
- how the performance of the portfolio is evaluated and reported to the Company’s management;
- the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
- how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
- the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Notes to the Consolidated Financial Statements

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company's continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, 'principal' is defined as the fair value of the financial asset on initial recognition. 'Interest' is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

- contingent events that would change the amount or timing of cash flows;
- terms that may adjust the contractual coupon rate, including variable-rate features;
- prepayment and extension features; and
- terms that limit the Company's claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that

substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Notes to the Consolidated Financial Statements

Financial assets - Classification, subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see Note 26 for derivatives designated as hedging instruments.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

At December 31, 2023, $81.0 million of commercial paper held as current financial assets, all unquoted equity securities held as non-current financial assets, and current and non-current derivative financial instruments are measured at FVTPL. All other financial assets are measured at amortized cost.

The Company does not hold any debt or equity investments at FVOCI as of December 31, 2023.

Financial liabilities - Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

At December 31, 2023, current and non-current derivative financial instruments are measured at FVTPL, with additional disclosures in Note 25 "Fair Value Measurements." All other financial liabilities are measured at amortized cost.

See Note 26 for financial liabilities designated as hedging instruments.

Notes to the Consolidated Financial Statements

3.14 Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its balance sheet, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

3.15 Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.16 Derivative Financial Instruments and Hedge Accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Notes to the Consolidated Financial Statements

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The Company designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts ('forward points') is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity.

When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as inventory, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized.

For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item's cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

Net investment hedges

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognized in OCI and presented in the translation reserve within equity. Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss. The amount recognized in OCI is reclassified to profit or loss as a reclassification adjustment on disposal of the foreign operation.

3.17 Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid with an original maturity of less than three months at the date of purchase.

(in thousands)	2023	2022
Cash at bank and on hand	$86,616	$121,916
Money market funds	481,360	289,394
Commercial paper	9,982	94,828
Short-term bank deposits	89,362	224,133
Cash and cash equivalents	**$667,320**	**$730,271**

3.18 Inventories

Inventories are stated at the lower of cost and net realizable value. The moving average method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. At December 31, 2023 and 2022, no inventory was recorded at net realizable value. Provisions are established for slow-moving and obsolete inventory. No inventory is pledged as collateral as of December 31, 2023 and 2022.

(in thousands)	2023	2022
Raw materials	$91,204	$97,613
Work in process	94,736	85,488
Finished goods	211,972	175,386
Total inventories, net	**$397,912**	**$358,487**

Included in inventories as of December 31, 2023 are $38.2 million (2022: $34.4 million) of inventory provisions. The movement in inventory provisions was recorded under cost of sales. For the years ended December 31, 2023 and 2022, cost of sales included cost of inventory sold of $292.5 million and $300.4 million, respectively.

3.19 Property, Plant and Equipment

Property, plant and equipment are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings and leasehold improvements	up to 60 years
Machinery and equipment	3-10 years
Furniture and office equipment	3-10 years

The residual values, useful lives and methods of depreciation are reviewed annually and adjusted if appropriate. Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

3.20 Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the company. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments, including in-substance fixed payments, less any lease incentives received;
- variable lease payments that are based on an index or a rate;
- amounts expected to be payable to the lessee under residual value guarantees;

Notes to the Consolidated Financial Statements

- the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
- payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate at the lease commencement date is used, which is based on an assessment of interest rates the company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is recognized in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of the lease liability;
- any lease payments made at or before the commencement date less any lease incentives received;
- any initial direct costs; and
- restoration costs.

The company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal.

The company leases various items of real estate, vehicles and other equipment. Rental contracts are typically made for fixed periods but may have extension or termination options.

Company as a lessor

When the company acts as a lessor, it determines at lease inception whether a lease is a finance lease or an operating lease. Leases in which the company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. The company recognizes lease payments received under operating leases as income on a straight-line basis over the lease terms in the Income Statement.

3.21 Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Company and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

Through business combinations, the Company may acquire a variety of intangible assets which either will be or are amortized based on the nature and use of the assets. Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense. For intangible assets not acquired in business combinations, amortization expense is recorded within cost of sales, research and development, or sales and marketing line items based on the nature and use of the asset.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Developed technology, patents and license rights, computer software, development costs and other intellectual properties are amortized on a straight-line basis over their estimated useful lives as follows:

Developed technology, patents and license rights	5-15 years
Computer software	3-20 years
Development costs	3-5 years
Other intellectual properties	5-15 years

3.22 Impairment

Impairment of financial assets

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, and debt investments carried at amortized cost. ECLs are based on the difference between the contractual cash flows due in

Notes to the Consolidated Financial Statements

accordance with the contract and all the cash flows that the company expects to receive, discounted at an approximation of the original effective interest rate.

ECLs are recognized in two stages. For credit risk exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (12-month ECLs). The company considers a financial asset to be in default when the counterparty is unlikely to pay its credit obligations to the company in full or when the financial asset is past due. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (lifetime ECLs). When determining whether the credit risk of a financial asset has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the company's historical experience and informed credit assessment and including forward-looking information, such as forecast economic conditions.

The Company assesses the allowance for doubtful accounts by applying the IFRS 9 simplified approach to measuring expected credit losses (ECLs), which uses the lifetime ECL allowance. To measure the ECLs on trade receivables, the Company considers any credit-risk concentration, collective debt risk based on historical losses, specific circumstances considering the market information on a country specific basis, and other forward looking information. Trade receivables are written off when there is no reasonable expectation of recovery of the asset (for example, because of bankruptcy).

Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company's assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

Notes to the Consolidated Financial Statements

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset's or cash-generating unit's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Goodwill

Goodwill is subject to impairment tests annually, as of October 1, or earlier if indicators of potential impairment exist. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as of October 1 either individually or at the cash-generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

3.23 Provisions

Provisions are recognized by the Company when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

The Company provides warranties on products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in other current liabilities in the balance sheet. Additionally, we typically provide limited warranties with respect to our services. Refer to Note 14 "Provisions" for changes in the carrying amount of the warranty provision for 2023.

Notes to the Consolidated Financial Statements

Acquisition related provisions are costs recognized separately from the purchase price of a business combination. These costs primarily relate to personnel and consulting costs to effect the business combination and subsequent integration. Refer to Note 14 "Provisions" for changes in the carrying amount of the acquisition related provision for 2023.

3.24 Reportable Segment

We determined that we operate as one reportable segment. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one cash-generating unit.

3.25 Statement of Cash Flows

The statement of cash flows provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the balance sheet as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement.

Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are described below.

Purchase Price Allocation

The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the acquisition date with subsequent changes to the fair value being recognized in earnings. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and

assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.

Fair Value Measurements

We have categorized our assets and liabilities that are measured at fair value, based on the priority of the inputs to the valuation techniques, in a three-level fair value hierarchy: Level 1 - using quoted prices in active markets for identical assets or liabilities; Level 2 - using observable inputs other than quoted prices; and Level 3 – using unobservable inputs. We primarily apply the market approach for recurring fair value measurements, maximize our use of observable inputs and minimize our use of unobservable inputs. We utilize the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value. In addition to using market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

Certain of our derivative instruments, which are classified in Level 2 of the fair value hierarchy, are valued using industry-standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable prices at which transactions are executed in the marketplace.

Certain of our acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from management's estimates, or to the extent these estimates are adjusted in the future, our financial condition or results of operations could be affected in the period of any change.

For other fair value measurements, we generally use an income approach to measure fair value when there is not a market observable price for an identical or similar asset or liability. This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk-adjusted discount rate.

Notes to the Consolidated Financial Statements

Impairment of Goodwill and Intangible Assets

Assets are tested or reviewed for impairment in accordance with the accounting policy stated under Note 3.22 "Impairment."

In the fourth quarter of 2023, we performed our annual impairment assessment of goodwill (using data as of October 1, 2023). We performed our goodwill impairment testing on a single cash-generating unit basis which is consistent with our reporting structure. In testing for potential impairment, we measured the estimated fair value of the cash-generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal five-year projections. Our projections were based on recent sales data for existing products, planned timing of new product launches, and customer commitments related to new and existing products. We performed a series of sensitivity analyses on our calculation by varying key inputs individually including a decrease in projected future cash flows and growth rates and an increase in the weighted average cost of capital to a +/-10% threshold and found no material impact on the value of goodwill. We concluded that no impairment existed at October 1, 2023 or through December 31, 2023.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash-generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Development Costs

Development costs are capitalized in accordance with the accounting policy stated under research and development in Note 3.6 "Operating Expenses" above. Assessing whether the development costs qualify for capitalization requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. Periodically, and at least annually, management assesses whether there are indications that projects may be impaired and if impairment indicators exist, management reviews the carrying amount of the projects and performs a test for impairment.

Income Taxes

The Company is subject to income taxes in numerous jurisdictions that require estimates to be made based on interpretations of laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in accordance with the accounting policy stated in Note 3.11 "Taxation." Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.

Share-Based Payments - Stock Options

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under Note 22 "Share-Based Payments." Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award.

Share-Based Payments - Restricted Stock Units and Performance Stock Units

Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. We grant performance-based stock units subject to performance periods of one-year up to three years. Thus the estimates of performance achieved during the performance period may be subject to significant changes from period to period as the performance is completed.

4. Revenue

Nature of Goods and Services

Our revenues are reported net of sales and value-added taxes and accruals for estimated rebates and returns and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services, intellectual property and technology. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. From time to time, we enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices.

We offer warranties on our products. Certain of our warranties are assurance-type in nature and do not cover anything beyond ensuring that the product is functioning as intended. Based on the guidance in IFRS 15, assurance-type warranties do not represent separate performance obligations. The Company also sells separately-priced service contracts which qualify as service-type warranties and represent separate performance obligations.

Notes to the Consolidated Financial Statements

We sell our products and services both directly to customers and through distributors generally under agreements with payment terms typically less than 90 days and, in most cases, not exceeding one year and therefore contracts do not contain a significant financing component.

Consumable and Related Revenue

Consumable Products: In the last three years, revenue from consumable product sales has accounted for between 78-81% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have either a single performance obligation to transfer a single consumable product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price.

Related Revenue: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and over the last three years has accounted for between 7-10% of our net sales.

SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example, based on usage.

Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or term licenses. Revenue from on-site licenses is recognized at the later of when the software is made available to the customer or the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/ support are provided, generally over the life of the license. Fees from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Milestone Payments: At the inception of each companion diagnostic co-development arrangement that includes development milestone payments, which represent variable consideration, we evaluate whether the milestones are probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as milestones which are achieved through regulatory approvals, are considered to be constrained and excluded from the transaction price until

Notes to the Consolidated Financial Statements

the required approvals are received. Revenue is recognized following the input method as this is considered to best depict the timing of the transfer of control. This involves measuring actual hours incurred to date as a proportion of the total budgeted hours of the project. At the end of each subsequent reporting period, the proportion of completion is trued-up. We also re-evaluate the probability of achievement of development milestones and any related constraint on a periodic basis and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Instruments

Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and, over the last three years, has accounted for 12% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument which is predominantly at the time of delivery or upon customer acceptance, where applicable. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed.

Contract Estimates

The majority of our revenue is derived from contracts (i) with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected the practical expedient not to disclose the value of remaining performance obligations associated with these types of contracts.

However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2023, remaining performance obligations totaled $55.5 million for which the transaction price is not constrained related to these contracts which we expect to recognize over the next 12 to 18 months.

Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material.

Contract Balances

The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the consolidated balance sheet.

Contract assets as of December 31, 2023 and 2022 totaled $15.0 million and $9.8 million, respectively, and are included in other current assets in the accompanying consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above.

Notes to the Consolidated Financial Statements

Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and are primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of December 31, 2023 and 2022, contract liabilities totaled $82.1 million and $84.2 million, respectively, of which $66.4 million and $69.0 million is included in other current liabilities, respectively, and $15.7 million and $15.2 million in included in other non-current liabilities, respectively. During the years ended December 31, 2023 and 2022, we satisfied the associated performance obligations and recognized revenue of $66.8 million and $57.6 million, respectively, related to advance customer payments previously received.

Disaggregation of Revenue

We disaggregate our revenue based on product type and customer class as shown below for the years ended December 31, 2023 and 2022:

(in thousands)	2023	2022
Consumables and related revenues	$951,366	$1,031,293
Instruments	84,111	96,436
Molecular Diagnostics	1,035,477	1,127,729
Consumables and related revenues	774,847	859,133
Instruments	154,987	156,158
Life Sciences	929,834	1,015,291
Total net sales	**$1,965,311**	**$2,143,020**

Notes to the Consolidated Financial Statements

Additionally, we disaggregate our revenue based on product category as shown below for the years ended December 31, 2023 and 2022:

(in thousands)	2023	2022
Sample technologies	$662,991	$798,434
Diagnostic solutions	697,630	660,879
PCR / Nucleic acid amplification	300,204	390,804
Genomics / NGS	238,910	224,797
Other	65,576	68,106
Total net sales	**$1,965,311**	**$2,143,020**

Refer to Note 21 "Reportable Segment" for disclosure of revenue by geographic region.

5. Acquisitions

We undertake acquisitions to complement our own internal product development activities. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing. For acquisitions which have been accounted for as business combinations, the acquired companies’ results have been included in the accompanying consolidated income statements from their respective dates of acquisition.

2023 Business Combination

On January 3, 2023, we acquired 100% of the shares of Verogen, Inc., a leader in the use of next-generation sequencing (NGS) technologies to drive the future of human identification (HID) and forensic investigation. Verogen, a privately held company founded in 2017 and based in San Diego, California, supports the global human identification community with NGS tools and professional services to help resolve criminal and missing-persons cases. The cash consideration, net of cash acquired was $149.5 million. The acquisition is not significant to the overall consolidated financial statements and as of September 30, 2023, the allocation of the purchase price was final. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the

operating results from the acquired company from the acquisition date. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

2022 Business Combination

On May 11, 2022, we acquired 100% of BLIRT S.A., a supplier of standardized and customized solutions for proteins and enzymes as well as molecular biology reagents located in Gdańsk, Poland. Its offering includes proteins and enzymes that are critical to the life sciences industry and diagnostic kit manufacturers. The cash consideration, net of cash acquired was $63.7 million. The acquisition was not significant to the overall consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein.

6. Restructuring

As part of our restructuring activities, we incur expenses that qualify as constructive obligations under IAS 37 arising from a restructuring program including severance and employee costs, contract and other costs (primarily contract termination costs), inventory write-offs and other implementation costs primarily related to consulting fees. Personnel costs (principally termination benefits) primarily relate to cash severance and other termination benefits including accelerated share-based compensation. We also incur expenses that are an integral component of, and are directly attributable to, our restructuring activities which do not qualify as constructive obligations under IAS 37. These expenses consist of asset-related costs such as intangible asset impairments and other asset related write-offs.

Termination benefits are recorded when it is probable that employees will be entitled to benefits and the amounts can be reasonably estimated. Estimates of termination benefits are based on the frequency of past termination benefits, the similarity of benefits under the current plan and prior plans, and the existence of statutory required minimum benefits. Other benefits which require future service and are associated to non-recurring benefits are recognized ratably over the future service period. Other assets, including inventory, are impaired or written-off if the carrying value exceeds the fair value. All other costs are recognized as incurred.

2022 Restructuring Plan

During the fourth quarter of 2022, we initiated a restructuring plan to discontinue our third-party instrument service business and realign certain management positions and personnel in order to improve the overall management structure.

Notes to the Consolidated Financial Statements

The table below shows the pre-tax restructuring charges recorded in 2023 and 2022 in the accompanying consolidated income statements.

(in thousands)	2023	2022
Cost of sales	$—	$391
Restructuring, acquisition, integration and other, net	6,095	4,612
Total restructuring charges	**$6,095**	**$5,003**

Cost of sales charges in 2022 were for inventory write-downs.

A summary of the restructuring liability, which is recorded in other current liabilities in the accompanying consolidated balance sheets, as of December 31, 2023 and 2022 is as follows:

(in thousands)	Personnel related	Contract and other costs	Total
Liability at December 31, 2021	$—	$—	$—
Cost incurred in 2022	4,121	491	4,612
Foreign currency translation adjustment	24	3	27
Liability at December 31, 2022	**$4,145**	**$494**	**$4,639**
Costs incurred in 2023	6,604	160	6,764
Release of accruals	(662)	(7)	(669)
Payments	(3,667)	(500)	(4,167)
Foreign currency translation adjustment	137	—	137
Liability at December 31, 2023	**$6,557**	**$147**	**$6,704**

No further charges related to this program are expected to be incurred in 2024.

Notes to the Consolidated Financial Statements

7. Financial Assets

(in thousands)	2023	2022
Current financial assets:		
Unquoted debt securities	$389,698	$607,997
Quoted debt securities	—	79,600
Total current financial assets	389,698	687,597
Non-current financial assets:		
Unquoted equity securities	4,435	5,329
Total non-current financial assets	4,435	5,329
Total financial assets	**$394,133**	**$692,926**

At December 31, 2023, we held unquoted debt securities of $389.7 million. At December 31, 2022, we held unquoted debt securities valued at $608.0 million and quoted debt securities of $79.6 million.

Unquoted Debt Securities

The unquoted debt securities are highly liquid deposits and fixed-income securities consisting of money market deposits and commercial paper due from financial and nonfinancial institutions. These instruments are classified as current assets in the accompanying balance sheet as they have an original maturity of less than one year.

Money market deposits are interest-bearing deposit accounts, valued at amortized cost with interest income accrued as earned. Interest income is determined using the simple interest rate method.

Investments in commercial paper, a marketable debt security, are financial assets accounted for at amortized cost. Interest income is calculated and accrued using the effective interest method.

Notes to the Consolidated Financial Statements

(in thousands)	2023	2022
Balance at beginning of the year	$607,997	$184,785
Unquoted debt securities acquired	839,399	1,118,317
Unquoted debt securities redeemed	(1,054,946)	(694,026)
Loss on sales of unquoted debt securities	—	(6,230)
Interest redeemed	(15,661)	—
Additions from accrued interest	11,669	5,151
Foreign currency translation adjustment	1,240	—
Balance at end of the year	**$389,698**	**$607,997**

Quoted Debt Securities

The quoted debt securities are fixed-income securities consisting of commercial paper due from financial and nonfinancial institutions. Investments in commercial paper, a marketable debt security, are financial assets accounted for at amortized cost. Interest income is calculated and accrued using the effective interest method.

(in thousands)	2023	2022
Balance at beginning of the year	$79,600	$—
Quoted debt securities acquired	137,049	267,611
Quoted debt securities redeemed	(215,605)	(189,056)
Interest redeemed	(4,395)	—
Additions from accrued interest	3,351	1,045
Balance at end of the year	**$—**	**$79,600**

Unquoted Equity Securities

At December 31, 2023 and 2022, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $4.4 million and $5.3 million, respectively. These investments are required to be accounted for at fair value through profit and loss unless the investment is not held for trading, and the holder elects at initial recognition to account for it at fair value through other comprehensive income. As this election has not been made, these investments are accounted for at fair value through profit and loss in other financial results.

There was no observable fair value change in these unquoted equity investments during 2023. All other changes in these investments for the years ended December 31, 2023 and 2022 are as follows:

Notes to the Consolidated Financial Statements

(in thousands)	2023	2022
Balance at beginning of year	$5,329	$3,945
Impairments	(4,158)	—
Cash investments in equity securities, net	491	52
Shares received in exchange for services performed	2,604	1,475
Foreign currency translation adjustments	169	(143)
Balance at end of year	**$4,435**	**$5,329**

During 2023, we fully impaired an investment following adverse changes in an investee's solvency that indicated that the carrying value was no longer recoverable. The impairment of $4.2 million is recorded in other financial results in the accompanying consolidated income statement.

We made additional investments of $0.5 million and $0.1 million in unquoted equity securities for the years ended December 31, 2023 and 2022, respectively. Additionally, during 2023 and 2022, we received shares amounting to $2.6 million and $1.5 million, respectively, as payment for services performed.

8. Trade Accounts Receivable

We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30 to 90 days. Notes receivable are non-interest bearing and mostly have payment terms of up to one year.

Notes to the Consolidated Financial Statements

(in thousands)	2023	2022
Trade accounts receivable	$395,568	$340,194
Notes receivable	3,605	6,436
Allowance for doubtful accounts	(17,296)	(22,880)
Total trade accounts receivable, net	**$381,877**	**$323,750**

The changes in the allowance for doubtful accounts are as follows:

(in thousands)	2023	2022
Balance at beginning of year	$22,880	$23,124
Additions charged to expense	(2,873)	4,483
Deductions from allowance[1]	(2,378)	(2,685)
Currency translation adjustments and other	(333)	(2,042)
Balance at end of year	**$17,296**	**$22,880**

[1] Write-offs for which an allowance was previously provided.

Notes to the Consolidated Financial Statements

9. Other Current and Non-current Assets

Other current assets at December 31, 2023 and 2022 consist of the following:

(in thousands)	Notes	2023	2022
Cash collateral	(26)	$87,666	$21,083
Income taxes receivable	(17)	60,639	53,394
Other receivables		38,166	19,016
Value-added tax		19,911	28,130
Prepaid expenses		18,832	20,994
Contract assets	(4)	15,039	9,768
Total other current assets		**$240,253**	**$152,385**

Other non-current assets at December 31, 2023 and 2022 consist of the following:

(in thousands)	2023	2022
Other non-current assets	$21,539	$15,095
Prepaid licenses and royalties	7,797	8,585
Non-current deposits and escrow payments	3,852	3,396
Prepayment of intangibles	121	851
Total other non-current assets	**$33,309**	**$27,927**

Notes to the Consolidated Financial Statements

10. Property, Plant and Equipment

Cost (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2022	$343,615	$343,969	$106,016	$54,950	$92,064	$940,614
IAS 29 Hyperinflationary accounting	—	6,607	863	251	—	7,721
Currency adjustments	(12,059)	(20,480)	(5,041)	(4,176)	(4,415)	(46,171)
Additions	344	28,827	7,168	439	48,186	84,964
Business combinations	976	1,545	23	—	76	2,620
Disposals	(16,120)	(86,216)	(27,457)	(6,510)	(1,684)	(137,987)
Transfers	25,738	26,541	9,594	1,078	(62,951)	—
December 31, 2022	**342,494**	**300,793**	**91,166**	**46,032**	**71,276**	**851,761**
Currency adjustments	7,370	4,486	2,072	981	1,726	16,635
Additions	52	24,710	5,871	2,745	37,757	71,135
Business combinations	—	547	—	—	—	547
Disposals	(256)	(39,047)	(10,603)	(926)	(1,891)	(52,723)
Transfers	8,415	24,760	3,552	2,395	(39,122)	—
December 31, 2023	**$358,075**	**$316,249**	**$92,058**	**$51,227**	**$69,746**	**$887,355**

Notes to the Consolidated Financial Statements

Accumulated depreciation (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2022	($117,292)	($238,425)	($75,549)	($17,975)	($16)	($449,257)
IAS 29 Hyperinflationary accounting	—	(3,920)	(555)	(100)	—	(4,575)
Currency adjustments	4,269	14,144	3,160	1,075	1	22,649
Depreciation	(8,619)	(33,535)	(10,672)	(4,661)	—	(57,487)
Impairment losses	—	(141)	—	—	—	(141)
Disposals	15,912	79,946	27,249	6,510	15	129,632
December 31, 2022	**(105,730)**	**(181,931)**	**(56,367)**	**(15,151)**	**—**	**(359,179)**
Currency adjustments	(2,138)	(1,942)	(1,399)	(99)	—	(5,578)
Depreciation	(6,562)	(26,700)	(11,913)	(5,088)	—	(50,263)
Disposals	256	36,712	10,457	924	—	48,349
December 31, 2023	**(114,174)**	**(173,861)**	**(59,222)**	**(19,414)**	**—**	**(366,671)**

Net book value (in thousands)						
December 31, 2022	$236,764	$118,862	$34,799	$30,881	$71,276	$492,582
December 31, 2023	**$243,901**	**$142,388**	**$32,836**	**$31,813**	**$69,746**	**$520,684**

The residual values, useful lives and methods of depreciation are reviewed annually and adjusted if appropriate. Impairment of $0.1 million during 2022 was related to our business in Russia. No property, plant and equipment was pledged as security against non-current financial debts at December 31, 2023 and 2022.

Construction in progress primarily includes amounts related to projects to expand production lines and increase the capacity of manufacturing as well as ongoing software development projects. For the year ended December 31, 2023, interest capitalized in connection with these projects totaled $1.2 million. No significant interest was capitalized for the year ended December 31, 2022.

Additions to purchases property, plant and equipment of $71.1 million include $37.8 million of additions that were accrued as of December 31, 2023 together with $33.3 million of cash paid for additions during the year ended December 31, 2023. Net cash paid for property, plant and equipment totaled $41.4 million, of which $11.7 million is related to current year payments for assets that were accrued as of December 31, 2022 partially offset by $2.7 million on foreign currency translation adjustments and $0.9 million from grant proceeds, net of purchases of related assets.

11. Equity Accounted Investments

We have made strategic investments in certain companies that are accounted for using the equity method of accounting. The method of accounting for an investment depends on the level of influence. We hold investments in entities where, though we lack a controlling financial interest, we do have rights to direct the relevant activities including the power to appoint key management personnel, and therefore have concluded that we have significant influence over these investments. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. Amounts from equity method investments considered in the financial statements are as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,	
(in thousands)	Ownership percentage	2023	2022	2023	2022
PreAnalytiX GmbH	50.00 %	$3,422	$6,856	$4,977	$4,377
Apis Assay Technologies Ltd	19.90 %	2,408	4,102	(1,694)	389
TVM Life Sciences Ventures III	3.10 %	7,198	3,872	947	(901)
Suzhou Fuda Business Management and Consulting Partnership	33.67 %	2,581	2,608	49	—
Actome GmbH	12.50 %	586	779	(216)	(201)
Hombrechtikon Systems Engineering AG	19.00 %	(275)	(311)	100	94
		$15,920	**$17,906**	**$4,163**	**$3,758**

Of the net $15.9 million of amounts from equity method investments, the investment assets of $16.2 million are included in equity accounted investments and the amount of $0.3 million, for the investment where we are committed to fund losses, is included in other non-current liabilities in the accompanying consolidated balance sheet as of December 31, 2023.

Our share of income of $4.2 million in 2023 and $3.8 million in 2022 is included in gain from equity accounted investments in the accompanying consolidated income statements.

TVM Life Science Ventures III (TVM) is a limited partnership and we account for our 3.1% investment under the equity method as we have the ability to exercise significant influence over the limited partnership. This investment is valued at net asset value (NAV) reported by the counterparty, adjusted as necessary. During the years ended December 31, 2023 and 2022, we made $2.4 million and $1.1 million, respectively, in additional cash payments to TVM, and, as of

Notes to the Consolidated Financial Statements

December 31, 2023, have $6.8 million of unfunded commitments through 2029 related to this investment. We do not have the right to redeem these funds under the normal course of operations of this partnership.

During the years ended December 31, 2023 and 2022, we received dividends of $9.1 million and $7.5 million, respectively, from PreAnalytix GmbH. These dividends are included in other items, net including fair value changes in derivatives in the accompanying consolidated statements of cash flows as they are a return on investment and therefore classified as cash flows from operating activities.

The below tables shows the changes in our equity method investments for the years ended December 31, 2023 and 2022:

(in thousands)	2023	2022
Balance at beginning of year	$17,906	$21,137
Purchases of investments	2,379	1,104
Dividend distribution received	(9,097)	(7,492)
Share of profit	4,163	3,758
Exchange rate differences / other	569	(601)
Balance at end of year	**$15,920**	**$17,906**

The table below reflects the financial information (at 100%) of all individually immaterial equity method investments in the aggregate: None of the equity method investments are considered to be individually material to our financial statements.

	Joint Venture		Associates	
(in millions)	2023	2022	2023	2022
Total assets	$33.8	$38.5	$263.4	$193.9
Shareholders' equity	$24.9	$27.6	$251.1	$185.8
Net sales	$30.0	$32.6	$21.9	$22.4
Net result	$18.8	$17.7	($8.6)	($0.5)

Notes to the Consolidated Financial Statements

12. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Balance at beginning of year	$2,380,162	$2,376,440
IAS 29 Hyperinflationary accounting	—	1,484
Goodwill acquired during the year	95,136	42,201
Purchase adjustments	(4,350)	(303)
Currency adjustments	32,090	(39,660)
Balance at end of year	**$2,503,038**	**$2,380,162**

The changes in the carrying amount of goodwill during the year ended December 31, 2023 resulted primarily from the acquisition of Verogen, Inc. in January 2023 and foreign currency translation adjustments driven by changes in the euro, Swiss franc and British pound. The changes in goodwill during the year ended December 31, 2022 resulted primarily from the acquisition of BLIRT S.A. in May 2022 and foreign currency translation adjustments.

In the fourth quarter of 2023, we performed our annual impairment assessment of goodwill (using data as of October 1, 2023) in accordance with the provisions of IAS 36. No events or changes in circumstances indicated that the acquired goodwill might be impaired.

Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Goodwill is monitored and assessed for the entire consolidated group as a whole because the Company and its subsidiaries together compose a single cash-generating unit. In testing for potential impairment, we measured the estimated fair value of the cash-generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.

For impairment testing, the recoverable amount of goodwill allocated to the cash-generating unit (higher of the cash-generating unit's fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash-generating unit. Value in use is normally assumed to be higher than the fair value less selling costs; therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash-generating unit.

Notes to the Consolidated Financial Statements

Key assumptions used in the value in use calculations

The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash-generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (five years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period (long-term growth rate of 3% in 2023 and 2022). The discount rates used are based on the pre-tax weighted average cost of capital (8.2% in 2023 and 7.5% in 2022) and are verified against external analyst reports.

Sensitivity to changes in assumptions

Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches and customer commitments related to new and existing products. The calculation of value in use is most sensitive to the discount rates and growth rates used.

Discount rates reflect management's estimate of the risks profile for the respective valuation object. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.

We concluded that no impairment existed. We believe that any reasonably possible change in the key assumptions would not have an impact on reported goodwill. Even if our estimates of projected future cash flows in respect of discount and growth rates were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2023. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash-generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty and, as additional information becomes known, we may change our estimates.

Notes to the Consolidated Financial Statements

Other Intangible Assets

Cost (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2022	$1,108,406	$329,985	$42,909	$325,817	$1,807,117
IAS 29 Hyperinflationary accounting	—	57	—	—	57
Currency adjustments	(34,776)	(15,818)	(2,107)	(13,920)	(66,621)
Additions	19,585	72,887	8,821	47	101,340
Business combinations	12,186	21	—	5,061	17,268
Disposals	(121,619)	(65,936)	—	(28,300)	(215,855)
December 31, 2022	**983,782**	**321,196**	**49,623**	**288,705**	**1,643,306**
Currency adjustments	15,283	9,072	1,667	5,862	31,884
Additions	11,034	108,312	6,605	43	125,994
Business combinations	57,200	—	—	800	58,000
Disposals	(65,943)	(36,722)	(255)	(21,355)	(124,275)
December 31, 2023	**$1,001,356**	**$401,858**	**$57,640**	**$274,055**	**$1,734,909**

Notes to the Consolidated Financial Statements

Accumulated amortization (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2022	($602,590)	($183,159)	($13,979)	($204,197)	($1,003,925)
IAS 29 Hyperinflationary accounting	—	(35)	—	—	(35)
Currency adjustments	24,374	7,968	837	11,381	44,560
Amortization	(78,584)	(34,099)	(3,358)	(15,130)	(131,171)
Impairment losses	(12,817)	—	—	(12)	(12,829)
Disposals	121,584	58,858	—	28,300	208,742
December 31, 2022	**(548,033)**	**(150,467)**	**(16,500)**	**(179,658)**	**(894,658)**
Currency adjustments	(10,223)	(4,393)	(674)	(4,218)	(19,508)
Amortization	(82,839)	(35,351)	(5,383)	(10,916)	(134,489)
Disposals	65,943	33,074	—	21,355	120,372
December 31, 2023	**($575,152)**	**($157,137)**	**($22,557)**	**($173,437)**	**($928,283)**

Net book value (in thousands)					
December 31, 2022	$435,749	$170,729	$33,123	$109,047	$748,648
December 31, 2023	**$426,204**	**$244,721**	**$35,083**	**$100,618**	**$806,626**

During 2022, we recorded a charge to restructuring, acquisition, integration and other, net in the accompanying consolidated income statements, to fully impair a license with a carrying value of $12.8 million. This license was to use technology of Ellume Limited, Australia. In connection with Ellume starting insolvency proceedings in September 2022, we decided to cease all product development and manufacturing activities associated with this license and determined that there was no alternative use nor recoverable value. Accordingly, the license was fully impaired.

Amortization expense on intangible assets is included in the line items cost of sales, research and development expense, sales and marketing expense or general and administrative expense in the accompanying consolidated income statements depending on the nature and use of the asset. In 2023, purchased intangibles amortization related to developed technology and patent and license rights acquired in a business combination is included in cost of sales in the amount of $64.2 million (2022: $60.5 million) and purchased intangibles amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense in the amount of $10.8 million (2022: $14.5 million).

Amortization of capitalized development costs have been recorded to cost of sales in the amount of $5.4 million in 2023 (2022: $3.4 million).

Cash paid for intangible assets excluding development costs during the year ended December 31, 2023 totaled $121.4 million which includes $119.1 million of cash paid for additions during the year ended December 31, 2023 and $2.3 million of current year payments for assets that were accrued as of December 31, 2022.

Intangible additions excluding development costs of $92.5 million includes $83.8 million of cash paid for additions during the year ended December 31, 2022 together with $7.0 million of additions which were previously recorded as prepayments and $1.7 million of additions that were accrued as of December 31, 2022. Cash paid for intangible assets excluding development costs during the year ended December 31, 2022 totaled $93.0 million, of which $4.8 million is related to current year payments for assets that were accrued as of December 31, 2021 and $4.4 million is related to prepayments recorded in other non-current assets in accompanying consolidated balance sheet.

13. Leases

Nature of Existing Leases

We have leases primarily for real estate. The leases generally have terms which range from one year to 15 years with some including options to extend or renew and some including options to early terminate the leases. As of December 31, 2023 and 2022, no such options have been recognized as part of the right-of-use assets and lease liabilities.

Leases can contain variable lease charges based on index like consumer prices or rates. During the years ended December 31, 2023 and 2022, amounts recorded as variable lease payments not included in the lease liabilities were not material.

When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments.

Notes to the Consolidated Financial Statements

Supplemental balance sheet and other information related to leases as of December 31 are as follows:

(in thousands, except lease term and discount rate)	Location in balance sheet	2023	2022
Right-of-use assets	Right-of-use assets	$102,919	$93,982
Office and buildings		$89,122	$83,318
Cars and all other assets		$13,797	$10,664
Current lease liabilities	Other current liabilities	$22,268	$22,220
Non-current lease liabilities	Other non-current liabilities	$79,063	$71,406
Weighted average remaining lease term		6.80 years	6.92 years
Weighted average discount rate		2.85 %	2.08 %

The components of lease expense for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Amortization of right-of-use assets	$26,592	$25,375
Office and buildings	20,231	19,472
Cars and all other assets	6,361	5,903
Interest on lease liabilities	($2,521)	($1,753)

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Financing cash flows from principal portion of lease payments	$26,779	$26,842
Operating cash flows from interest portion of lease payments	2,521	1,753
Total cash outflow for leases	**$29,300**	**$28,595**

Notes to the Consolidated Financial Statements

Maturities of lease liabilities as of December 31 were as follows:

Year ending December 31, (in thousands)	Lease Liabilities
2024	$25,123
2025	20,876
2026	15,049
2027	11,531
2028	8,162
Thereafter	29,159
Total lease payments	109,900
Less: Imputed interest	(8,569)
Total	**$101,331**

As of December 31, 2023, we do not have any material leases that have not yet commenced.

14. Provisions

As of December 31, 2023 and 2022, provisions per the accompanying consolidated balance sheets totaled $5.2 million and $6.0 million, respectively, and included amounts related to our warranty and acquisition related provisions. For all provisions, it is expected that the respective amounts will be utilized in the next year.

Warranty Provision

In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or the date of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. At the time product revenue is recognized, a provision for estimated future warranty costs is recorded in cost of sales based on historical experience. We periodically review the provision and adjust, if necessary, based on actual experience and estimated costs to be incurred. We believe our warranty reserves as of December 31, 2023 and 2022 appropriately

Notes to the Consolidated Financial Statements

reflect the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Balance at beginning of year	$4,899	$6,324
Provision charged to cost of sales	3,947	4,606
Usage	(3,451)	(4,517)
Adjustments to previously provided warranties, net	(1,501)	(1,277)
Currency translation adjustment	50	(237)
Balance at end of year	**$3,944**	**$4,899**

Acquisition Related Provisions

The provision for acquisition relates to restructuring programs and similar arrangements for personnel and related expected costs. These provisions generally have a term of one to two years.

(in thousands)	2023	2022
Balance at beginning of year	$1,068	$391
Provision charged to expenses	3,689	3,736
Usage	(3,455)	(3,061)
Currency translation adjustment and other	—	2
Balance at end of year	**$1,302**	**$1,068**

Notes to the Consolidated Financial Statements

15. Other Current and Non-current Liabilities

Other current liabilities at December 31, 2023 and 2022 consist of the following:

(in thousands)	Notes	2023	2022
Payroll and related accrued liabilities		$81,377	$99,885
Accrued expenses		70,007	62,469
Deferred revenue	(4)	66,432	69,000
Other liabilities		56,657	51,315
Current lease liabilities	(13)	22,268	22,220
Accrued contingent consideration and milestone payments	(25)	18,359	8,181
Income tax payable	(17)	12,475	13,980
Accrued royalties	(20)	9,699	12,877
Accrued interest on non-current financial debt	(16)	8,518	5,431
Cash collateral liability	(26)	5,440	21,755
Advanced license payments		63	1,905
Total other current liabilities		**$351,295**	**$369,018**

Other non-current liabilities at December 31, 2023 and 2022 consist of the following:

(in thousands)	Notes	2023	2022
Accrued expenses		$85,830	$91,175
Non-current lease liabilities	(13)	79,063	71,406
Deferred revenue	(4)	15,676	15,244
Non-current employee benefit obligations		14,029	12,355
Accrued contingent consideration		—	9,907
Advanced license payments		—	388
Other non-current liabilities		**$194,598**	**$200,475**

Notes to the Consolidated Financial Statements

16. Financial Debts

At December 31, 2023 and 2022, total non-current financial debts, net of debt issuance costs of $4.0 million and $6.6 million, respectively, consist of the following:

(in thousands)	2023	2022
0.500% Senior Unsecured Cash Convertible Notes due 2023	$—	$389,552
1.000% Senior Unsecured Cash Convertible Notes due 2024	483,019	464,331
0.000% Senior Unsecured Convertible Notes due 2027	443,818	443,285
German Private Placement (2017 Schuldschein)	120,956	116,699
German Private Placement (2022 Schuldschein)	407,950	393,532
Total financial debts	**1,455,743**	**1,807,399**
Less: Current portion of financial debts	587,970	389,552
Total non-current financial debts	**$867,773**	**$1,417,847**
Total amount secured	$—	$—
Unused lines of credit for short-term financing	$456,365	$455,438

The notes are all unsecured obligations that rank pari passu. Interest expense on non-current debt was $52.4 million and $55.1 million for the years ended December 31, 2023 and 2022, respectively. Refer to Note 27 "Capital Management" for a schedule of the changes in total current and non-current financial debts during 2023.

Repayments of non-current debts for the years ended December 31, 2023 and 2022 consisted of:

(in thousands)	2023	2022
German Private Placement (2017 Schuldschein)	$—	$153,003
0.500% Senior Unsecured Cash Convertible Notes due 2023	400,000	—
3.75% Series B Senior Notes due October 16, 2022	—	300,000
3.90% Series C Senior Notes due October 16, 2024	—	27,000
Total repayment of non-current debt	**$400,000**	**$480,003**

Notes to the Consolidated Financial Statements

The principal amount, carrying amount and fair values of non-current debt instruments as of December 31, 2023 and 2022 are summarized below.

				2023 Fair value	
(in thousands)	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Amount	Leveling
Cash Convertible Notes due 2024	$500,000	($16,981)	$483,019	$513,500	Level 1
Convertible Notes due 2027[1]	445,949	(2,131)	443,818	453,185	Level 1
German Private Placement (2017 Schuldschein)	121,009	(53)	120,956	118,978	Level 2
German Private Placement (2022 Schuldschein)	408,846	(896)	407,950	401,684	Level 2
	$1,475,804	**($20,061)**	**$1,455,743**	**$1,487,347**	

				2022 Fair Value	
(in thousands)	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Amount	Leveling
Cash Convertible Notes due 2023	$400,000	($10,448)	$389,552	$493,436	Level 1
Cash Convertible Notes due 2024	500,000	(35,669)	464,331	596,485	Level 1
Convertible Notes due 2027[1]	445,949	(2,664)	443,285	471,545	Level 1
German Private Placement (2017 Schuldschein)	116,821	(122)	116,699	112,401	Level 2
German Private Placement (2022 Schuldschein)	394,638	(1,106)	393,532	378,302	Level 2
	$1,857,408	**($50,009)**	**$1,807,399**	**$2,052,169**	

[1] The initial fair value liability of the embedded conversion options for the 2027 Notes was $54.1 million which simultaneously reduced the carrying value of the Convertible Notes as discussed further below.

Notes to the Consolidated Financial Statements

Future maturities of non-current debt stated at the carrying values as of December 31, 2023 and future interest as of December 31, 2023 are as follows:

		Future contractual cash obligations		
Years ending December 31, (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total
2024	$587,970	$121,912	$487,352	$609,264
2025	56,836	71,511	—	71,511
2026	—	13,336	—	13,336
2027	560,749	128,564	443,818	572,382
2028	—	9,714	—	9,714
Thereafter	250,188	272,454	—	272,454
	$1,455,743	**$617,491**	**$931,170**	**$1,548,661**

Future maturities of non-current debt stated at the carrying values as of December 31, 2022 and future interest as of December 31, 2022 are as follows:

		Future contractual cash obligations(1)		
Years ending December 31, (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total
2023	$389,552	$14,776	$395,952	$410,728
2024	565,587	115,058	468,664	583,722
2025	54,803	66,882	—	66,882
2026	—	11,129	—	11,129
2027	556,083	122,453	443,285	565,738
Thereafter	241,374	275,113	—	275,113
	$1,807,399	**$605,411**	**$1,307,901**	**$1,913,312**

(1) Future 2022 contractual cash obligations include only amounts due in cash. The 2023 Notes that became convertible pursuant to the indenture on January 1, 2022 and are classified as current as of December 31, 2021, are only convertible during the triggered conversion period and are thus not included as a cash payment until the 2023 date in the table above.

Notes to the Consolidated Financial Statements

Interest expense for the years ended December 31, 2023 and 2022 related to the 2027 Notes and the Cash Convertible Notes was comprised of the following:

(in thousands)	2023	2022
Coupon interest	$4,169	$7,000
Amortization of original issuance discount	27,341	30,170
Amortization of debt issuance costs	2,328	2,593
Total interest expense related to the convertible notes	**$33,838**	**$39,763**

Convertible Notes due 2027

On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million.

Because the Convertible Notes contain an embedded conversion option, we have determined that the embedded conversion option is a derivative financial instrument, which is required to be separated from the Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated income statements until the conversion option transaction settles or expires. The initial fair value liability of the embedded conversion options for the 2027 Notes was $54.1 million which simultaneously reduced the carrying value of the Convertible Notes. For further discussion of the derivative financial instruments relating to the Convertible Notes, refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments."

The effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Notes.

The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 2,477.65 shares per $200,000 principal amount of notes (which represented an initial conversion price of $80.7218 per share, or 6.2 million underlying shares). Following the January 2024 synthetic share repurchase discussed in Note 18 "Equity," the adjusted conversion rate became 2,475.26 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $80.7996. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in shares of common shares.

The notes may be redeemed at the option of each noteholder at their principal amount on December 17, 2025 or in connection with a change of control or delisting event (as further described in the 2027 Notes).

Notes to the Consolidated Financial Statements

The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after January 27, 2021 through June 16, 2027:

- if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or
- if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
- if a parity event or trading price unavailability event, as the case may be occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or
- if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
- in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or
- if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived.

The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027.

No Contingent Conversion Conditions were triggered for the 2027 Notes as of December 31, 2023 or December 31, 2022.

Cash Convertible Notes due 2023 and 2024

On September 13, 2017, we issued $400.0 million aggregate principal amount of Cash Convertible Senior Notes which were due and repaid in September 2023 (2023 Notes). The net proceeds of the 2023 Notes were $365.6 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs.

On November 13, 2018, we issued $500.0 million aggregate principal amount of Cash Convertible Senior Notes which is due in 2024 (2024 Notes). The net proceeds of the 2024 Notes were $468.9 million, after payment of the net cost of the Call Spread Overlay described below and transaction costs.

We refer to the 2023 Notes and 2024 Notes collectively as the “Cash Convertible Notes.”

Notes to the Consolidated Financial Statements

Interest on the Cash Convertible Notes is payable semi-annually in arrears and will mature on the maturity date unless repurchased or converted with their terms prior to such date. The interest rate and corresponding maturity for each of the Notes are summarized in the table below. The Cash Convertible Notes that remain outstanding as of December 31, 2023 are solely convertible into cash in whole, but not in part, at the option of noteholders under the circumstances described below and during the contingent conversion periods as shown in the table below.

Cash convertible notes	Annual interest rate	Date of interest payments	Maturity date	Contingent conversion period	Conversion rate per $200,000 principal amount[(1)]
2024 Notes	1.000 %	May 13 and November 13	November 13, 2024	From December 24, 2018 to August 2, 2024	4,360.3098

[(1)] Following the January 2024 synthetic share repurchase discussed in Note 18 "Equity," the conversion rate was adjusted to 4,356.8531.

Additionally, conversion may occur at any time following a Contingent Conversion Period through the fifth business day immediately preceding the applicable maturity date.

Upon conversion, noteholders will receive an amount in cash equal to the Cash Settlement Amount, calculated as described below. The Cash Convertible Notes are not convertible into shares of our common stock or any other securities.

Noteholders may convert Cash Convertible Notes into cash at their option at any time during the Contingent Conversion Periods described above only under the following circumstances (Contingent Conversion Conditions):

- if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or
- if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or
- if a parity event or trading price unavailability event, as the case may be occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or
- if we elect to distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or
- if we elect to redeem the Cash Convertible Notes; or
- if we experience certain customary events of default, including defaults under certain other indebtedness until such event has been cured or waived or the payment of the Cash Convertible Notes have been accelerated.

Notes to the Consolidated Financial Statements

For the 2023 Notes, the Contingent Conversion Period expired on March 13, 2023 and, as of March 31, 2023, the Contingent Conversion Conditions for the 2023 Notes could no longer be triggered. No Contingent Conversion Conditions were triggered for the 2023 Notes as of December 31, 2022.

No Contingent Conversion Conditions were triggered for the 2024 Notes as of December 31, 2023 or December 31, 2022.

The Contingent Conversion Conditions in the 2023 Notes and 2024 Notes noted above have been analyzed under IFRS 9 Financial Instruments, and, based on our analysis, we determined that each of the embedded features listed above are clearly and closely related to the 2023 Notes and 2024 Notes (i.e., the host contracts). As a result, pursuant to the accounting provisions of IFRS 9, these features noted above are not required to be bifurcated as separate instruments.

Upon conversion, holders are entitled to a cash payment (Cash Settlement Amount) equal to the average of the conversion rate multiplied by the daily volume-weighted average trading price for our common shares over a 50-day period. The conversion rate is subject to adjustment in certain instances but will not be adjusted for any accrued and unpaid interest. In addition, following the occurrence of certain corporate events that may occur prior to the applicable maturity date, we may be required to pay a cash make-whole premium by increasing the conversion rate for any holder who elects to convert Cash Convertible Notes in connection with the occurrence of such a corporate event.

We may redeem the Cash Convertible Notes in their entirety at a price equal to 100% of the principal amount of the applicable Cash Convertible Notes plus accrued interest at any time when 20% or less of the aggregate principal amount of the applicable Cash Convertible Notes originally issued remain outstanding.

Because the Cash Convertible Notes contain an embedded cash conversion option, we have determined that the embedded cash conversion option is a derivative financial instrument, which is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated income statements until the cash conversion option transaction settles or expires. The initial fair value liability of the embedded cash conversion option was $74.5 million for the 2023 Notes and $98.5 million for the 2024 Notes, which simultaneously reduced the carrying value of the Cash Convertible Notes (effectively serving as an original issuance discount). For further discussion of the derivative financial instruments relating to the Cash Convertible Notes, refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments."

As noted above, the reduced carrying value on the Cash Convertible Notes resulted in a debt discount that is amortized to the principal amount through the recognition of non-cash interest expense using the effective interest method over the expected life of the debt, six years for both the 2023 Notes and 2024 Notes. This resulted in our recognition of interest expense on the Cash Convertible Notes at an effective rate approximating what we would have incurred had nonconvertible debt with otherwise similar terms been issued. The effective interest rate is 3.997% for 2023 Notes and

Notes to the Consolidated Financial Statements

4.782% for the 2024 Notes, which is imputed based on the amortization of the fair value of the embedded cash conversion option over the remaining term of the Cash Convertible Notes.

We incurred approximately $6.2 million and $5.7 million in transaction costs for the 2023 Notes and 2024 Notes, respectively. Such costs have been allocated to the Cash Convertible Notes and deferred and are being amortized to interest expense over the terms of the Cash Convertible Notes using the effective interest method.

Cash Convertible Notes Call Spread Overlay

Concurrent with the issuance of the Cash Convertible Notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay.” The Call Options are intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the Cash Convertible Notes. The Call Options and Warrants are derivative financial instruments and are discussed further in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments."

Aside from the initial payment of a premium, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common shares exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the Cash Convertible Notes.

During the third quarter of 2023, we received $36.8 million in cash upon the exercise of Call Options in connection with the repayment of 2023 Notes. In the same transaction, we paid $36.8 million for the intrinsic value of the 2023 Notes' embedded conversion option.

We issued Warrants as summarized in the table below. The number of warrants and exercise prices are subject to customary adjustments under certain circumstances.

Cash convertible notes	Issued on	Number of share warrants (in millions)	Exercise price per share	Proceeds from issuance of warrants, net of issuance costs (in millions)	Warrants expire over a period of 50 trading days beginning on
2023	September 13, 2017	9.7	$ 49.9775	$ 45.3	June 26, 2023
2024	November 13, 2018	10.9	$ 50.2947	$ 72.4	August 27, 2024

The Warrants that were issued with our Cash Convertible Notes, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver

to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised.

U.S. Private Placement

On October 16, 2012, we completed a private placement through the issuance of new senior unsecured notes at a total amount of $400.0 million with a weighted average interest rate of 3.66% (settled on October 16, 2012). The notes were issued in three series: (1) $73.0 million 7–year term due and paid in October 16, 2019 (3.19%); (2) $300.0 million 10–year term due and paid on October 16, 2022 (3.75%); and (3) $27.0 million 12–year term due on October 16, 2024 (3.90%) but called and paid in October 2022. We paid $2.1 million in debt issuance costs which were amortized using the effective interest method through interest expense over the lifetime of the notes. The note purchase agreement contained certain financial and non-financial covenants, including but not limited to, restrictions on priority indebtedness and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2022.

German Private Placement (2017 Schuldschein)

In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. In the first half of 2021, we repaid $41.1 million for two tranches that matured. In October 2022, we repaid $153.0 million for the four tranches that matured. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2023 totaled $1.0 million of unrealized gain and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes.

A summary of the tranches as of December 31, 2023 is as follows:

				Carrying value (in thousands) as of December 31,	
Currency	Notional amount	Interest rate	Maturity	2023	2022
EUR	€64.0 million	Fixed 1.09%	June 2024	$70,704	$68,215
EUR	€31.0 million	Floating EURIBOR + 0.7%	June 2024	34,247	33,041
EUR	€14.5 million	Fixed 1.61%	June 2027	16,005	15,443
				$120,956	**$116,699**

Notes to the Consolidated Financial Statements

German Private Placement (2022 Schuldschein)

In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. The 2022 Schuldschein consists of euro-denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2023 totaled $36.2 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

A summary of the tranches as of December 31, 2023 is as follows:

				Carrying value (in thousands) as of December 31,	
Currency	Notional amount	Interest rate	Maturity	2023	2022
EUR	€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$56,836	$54,803
EUR	€62.0 million	Fixed 2.741%	July 2027	68,388	65,967
EUR	€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	32,539	31,388
EUR	€37.0 million	Fixed 3.044%	July 2029	40,803	39,365
EUR	€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	113,586	109,585
EUR	€9.5 million	Fixed 3.386%	July 2032	10,475	10,107
EUR	€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	8,269	7,979
EUR	€70.0 million	Fixed 3.04%	August 2035	77,054	74,338
				$407,950	**$393,532**

Notes to the Consolidated Financial Statements

Revolving Credit Facility

Our credit facilities available and undrawn at December 31, 2023 total €413.0 million (approximately $456.4 million). This includes a €400.0 million syndicated ESG-linked revolving credit facility expiring December 2025 and two other lines of credit amounting to €13.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR, and is offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. Commitment fees of $0.9 million were paid in each of the years ended December 31, 2023 and 2022. The revolving facility agreement contains certain financial and non-financial covenants including, but not limited to, restrictions on the encumbrance of assets and the maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2023. The credit facilities are for general corporate purposes and no amounts were utilized at December 31, 2023.

17. Income Tax

Major components of income tax expense, as presented in the income statements for the years ended December 31, 2023 and 2022, are:

(in thousands)	2023	2022
Current income tax charge	$72,637	$98,642
Adjustment in respect of current income tax of previous years	1,196	(5,447)
Current income tax expense	**73,833**	**93,195**
Origination and reversal of temporary differences	14,915	(1,267)
Changes in tax rates	896	(943)
Deferred income tax expense	**15,811**	**(2,210)**
Total income tax expense	**$89,644**	**$90,985**

Deferred tax related to items charged or credited directly to equity during 2023 and 2022 shown in the statement of comprehensive income totaled $1.1 million and $0.3 million, respectively.

Notes to the Consolidated Financial Statements

The applicable statutory income tax rate in the Netherlands was 25.8% in 2023 and 2022. The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2023 and 2022 are as follows:

	2023		2022	
(in thousands)	Amount	Percent	Amount	Percent
Income before tax	$574,452		$666,646	
At Dutch statutory income tax rate of 25.8%	$148,209	25.8 %	$171,995	25.8 %
Taxation of foreign operations, net[1]	(32,700)	(5.7) %	(25,116)	(3.8) %
Tax impact from (deductible) non-deductible items[2]	(30,795)	(5.4) %	(47,826)	(7.2) %
Prior year taxes	1,196	0.2 %	(5,447)	(0.8) %
Changes in tax rates impacting deferred taxes	896	0.2 %	(943)	(0.1) %
Other	2,838	0.5 %	(1,678)	(0.3) %
Total income tax	**$89,644**	**15.6 %**	**$90,985**	**13.6 %**

(1) Our effective tax rate reflects our global operations where certain income or loss is taxed at rates higher or lower than the Netherlands' statutory income tax rate as well as the benefit of some income being partially exempt from income taxes. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in certain jurisdictions. Partial tax exemptions exist on foreign income primarily derived from operations in Germany.

(2) During 2023 and 2022, tax benefits of $36.5 million and $41.6 million are related to changes in fair values of warrants and the embedded conversion option related to convertible notes due in 2023, 2024 and 2027 as discussed in Note 16 "Financial Debts" and Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments."

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world. Tax years in the Netherlands are potentially open back to 2011 for income tax examinations by the Netherlands taxing authority. The German group is open to examination for the tax years starting in 2017 and in 2022, the German taxing authority commenced an examination for the 2017 to 2019 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by taxing authorities beginning with the year ending December 31, 2020 through the current period. In late 2023, the U.S. Internal Revenue Service commenced a U.S. federal income tax examination for the periods 2014 to 2020. The examination was triggered by our 5-year net operating loss carryback under the CARES Act. Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by taxing authorities for years before 2019.

Notes to the Consolidated Financial Statements

Changes in the amount of unrecognized tax benefits for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Balance at beginning of year	$79,283	$103,618
Additions based on tax positions related to the current year	9,632	9,754
Additions for tax positions of prior years	7,839	4,544
Decrease for tax position of prior years	(3,832)	(8,958)
Decrease related to settlements	(119)	(23,346)
Decrease due to lapse of statute of limitations	—	(580)
Increase (decrease) from currency translation	2,755	(5,749)
Balance at end of year	**$95,558**	**$79,283**

As of December 31, 2023 and 2022, our net unrecognized tax benefits totaled approximately $95.6 million and $79.3 million, respectively, which, if recognized, would favorably affect our effective tax rate in any future period. It is reasonably possible that approximately $30.8 million of the unrecognized tax benefits may be released or utilized during the next 12 months due to lapse of statute of limitations or settlements with taxing authorities. However, various events could cause our current expectations to change in the future. The above unrecognized tax benefits, if ever recognized in the financial statements, would be recorded in the income statement as part of income tax expense. Also, we have accrued interest and penalties of $3.3 million and $3.5 million related to these uncertain tax positions at December 31, 2023 and 2022, respectively.

Notes to the Consolidated Financial Statements

We have recorded net deferred tax assets of $41.4 million and $63.3 million at December 31, 2023 and 2022, respectively. The components of the net deferred assets and liabilities at December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022	Change
Deferred tax assets:			
Intangibles	$30,084	$33,510	($3,426)
Net operating loss and credit carryforward	29,730	31,890	(2,160)
Inventory	28,121	30,194	(2,073)
Equity awards	26,766	27,734	(968)
Accrued liabilities	25,375	27,544	(2,169)
Depreciation and amortization	2,249	4,032	(1,783)
Convertible debt	2,173	3,621	(1,448)
Disallowed interest carryforwards	1,157	1,511	(354)
Other	7,133	6,479	654
Offsetting	(89,214)	(77,075)	(12,139)
Total deferred tax assets	**63,574**	**89,440**	**(25,866)**
Deferred tax liabilities:			
Depreciation and amortization	(55,860)	(42,453)	(13,407)
Intangibles	(50,723)	(55,921)	5,198
Other	(4,757)	(4,817)	60
Offsetting	89,214	77,075	12,139
Total deferred tax liabilities	**(22,126)**	**(26,116)**	**3,990**
Net deferred tax assets	**$41,448**	**$63,324**	**($21,876)**

Notes to the Consolidated Financial Statements

The movements in deferred income tax assets and liabilities during 2023 and 2022 are as follows:

(in thousands)	2023	2022
Change in deferred tax recognized in income	($15,811)	$2,210
Change in deferred tax recognized in equity[(1)]	(5,396)	(7,764)
Change in deferred tax related to business combinations[(2)]	(669)	(3,249)
Change in deferred tax	**($21,876)**	**($8,803)**

(1) The change in deferred tax recognized in equity represents changes in components of other comprehensive income or loss, equity awards and foreign currency translation adjustments.

(2) The change in deferred tax related to business combinations represents the deferred tax liability on the fair value of identifiable intangible assets acquired and the deferred tax asset on tax loss carryforwards as discussed in Note 5 "Acquisitions."

At December 31, 2023, we had $486.4 million in total net operating loss (NOL) carryforwards which included $237.3 million for Germany, $144.1 million for the U.S., $30.5 million for the U.K., $15.2 million for the Netherlands and $59.3 million for other foreign jurisdictions. We did not recognize tax benefits related to the NOL carryforwards in Germany of $5.8 million and in other foreign jurisdictions of $47.7 million. The NOL carryforwards in Germany, the Netherlands and the U.K. carryforward indefinitely. The entire NOL carryforward in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code which limits the amount that can be used each year. The NOL carryforwards in the U.S. expire between 2024 and 2034. NOL carryforwards of $21.3 million in other foreign jurisdictions expire between 2024 and 2031 while the remainder can be carried forward indefinitely. At December 31, 2023, tax credits total $6.7 million and expire between 2032 and 2041.

At December 31, 2022, we had $375.1 million in total net operating loss (NOL) carryforwards which included $90.3 million for Germany, $131.9 million for the U.S., $49.4 million for the U.K., $39.5 million for the Netherlands and $64.0 million for other foreign jurisdictions. We did not recognize tax benefits related to the NOL carryforwards in the Netherlands of $39.5 million and in other foreign jurisdictions of $45.1 million.

A deferred tax asset can only be recognized to the extent it is "more likely than not" that the assets will be realized. Judgments around realizability depend on the availability and weight of both positive and negative evidence. In 2023, we fully recognized $15.2 million of tax benefit NOL carryforward in the Netherlands due to current year taxable income and expected future taxable income.

Notes to the Consolidated Financial Statements

OECD Global Anti-base Erosion Rules

In December 2021, the Organization for Economic Co-operation and Development (OECD) Inclusive Framework released model rules focused on "Addressing the Challenges of the Digitalization of the Economy." The breadth of the OECD project extends beyond pure digital businesses and is likely to impact most large multinational businesses by both redefining jurisdictional taxation rights and establishing a 15% global minimum tax (referred to as Pillar Two). The Netherlands formally enacted the Pillar Two legislation into domestic law and certain aspects of Pillar Two are effective January 1, 2024, and other aspects effective January 1, 2025. Under the legislation, we may, briefly stated, be required to pay top-up tax on profits that are taxed at an effective tax rate of less than 15%. In the 2023 financial statements, we have used the exemption under IAS 12 for recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. We expect to be subject to the top-up tax in relation to our operations in the United Arab Emirates (UAE), where the Pillar Two effective tax rate is below 15%. Had the Pillar Two legislation been effective for the year ended December 31, 2023, the effective tax rate under IFRS, including the top-up tax on our operations in the UAE, is estimated to have been approximately 17% which would have been approximately 1% higher than the reported tax rate of 15.6%.

18. Equity

Shares

The authorized classes of our shares consist of Common Shares (410 million authorized), Preference Shares (450 million authorized) and Financing Preference Shares (40 million authorized). All classes of shares have a par value of €0.01. No Financing Preference Shares or Preference Shares have been issued. Common Shares are translated to U.S. dollars at the foreign exchange rates in effect when the shares are issued.

Treasury Stock

The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans.

Synthetic Share Repurchase

In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 7, 2024 and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. $295.2 million was returned to shareholders through the transaction, which reduced the total

number of issued Common Shares by approximately 3% to 223.9 million (of which 2.5 million Common Shares are held in Treasury Shares) as of January 31, 2024.

Appropriation of Profit of 2022

The financial statements for the reporting year 2022 have been adopted by the Annual General Meeting on June 22, 2023. The Annual General Meeting has adopted the appropriation of profit after tax as proposed by the Managing Board.

Proposal for Profit Appropriation

The General Meeting of Shareholders will be asked to approve the following appropriation of the 2023 net income for the period: an amount of $484.8 million to be added to retained earnings.

19. Earnings per Common Share

We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all “in the money” securities to issue common shares were exercised.

Notes to the Consolidated Financial Statements

The following schedule summarizes the information used to compute earnings per common share for the years ended December 31, 2023 and 2022:

(in thousands, except per share data)	2023	2022
Net income	$484,808	$575,661
Weighted average number of common shares used to compute basic earnings per common share	228,146	227,577
Dilutive effect of stock options and restricted stock units	2,473	2,555
Dilutive effect of outstanding warrants	—	4
Weighted average number of common shares used to compute diluted earnings per common share	**230,619**	**230,136**
Outstanding options and awards having no dilutive effect, not included in above calculation	1	146
Outstanding warrants having no dilutive effect, not included in above calculation	17,562	20,556
Basic earnings per common share	$2.12	$2.53
Diluted earnings per common share	$2.10	$2.50

For purposes of considering the 2027 Notes, as discussed further in Note 16 "Financial Debts," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes were out of the money and anti-dilutive during the period from January 1, 2022 through December 31, 2023, they were excluded from the diluted earnings per common share calculation in 2022 and 2023.

20. Commitments and Contingencies

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $9.7 million and $12.9 million at December 31, 2023 and 2022, respectively. Royalty expense relating to these agreements amounted to

Notes to the Consolidated Financial Statements

$13.9 million and $15.5 million, for the years ended December 31, 2023 and 2022, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2023, we had commitments to purchase goods or services and to make future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase commitments	License & royalty commitments
2024	$37,396	$1,926
2025	35,992	1,453
2026	13,150	783
2027	11,383	766
2028	903	560
Thereafter	—	1,729
	$98,824	**$7,217**

Commitments calculated at December 31, 2022, the prior year, were as follows:

Years ending December 31, (in thousands)	Purchase commitments	License & royalty commitments
2023	$49,311	$3,804
2024	32,559	2,075
2025	22,362	1,718
2026	11,296	1,133
2027	11,508	1,170
Thereafter	211	8,641
	$127,247	**$18,541**

Notes to the Consolidated Financial Statements

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain FDA approval milestones. Potential milestone payments total $20.7 million and may be triggered by the end of 2024. The total milestone payments of $18.4 million is included in other current liabilities in the accompanying consolidated balance sheet as of December 31, 2023. Refer to Note 25 "Fair Value Measurements" for changes in the contingent consideration liabilities.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee payments in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2023, the commitment under these agreements totaled $11.5 million (2022: $9.4 million).

Litigation

From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2023, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN N.V. or subsidiaries. These matters have arisen in the ordinary course and conduct of business as well as through acquisition. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been incurred and the amount of probable loss can be estimated. Litigation accruals recorded in other current liabilities as of December 31, 2023 and 2022 totaled $4.8 million and $6.5 million, respectively. As of December 31, 2023, $4.7 million was accrued in other non-current liabilities in the accompanying consolidated balance sheet.

We are not party to any material legal proceeding as of the date of this report except for the matters listed below.

Patent Litigation

ArcherDX

In 2018, ArcherDX (a company which spun out as an independent company in conjunction with QIAGEN's acquisition of Enzymatics in 2015 and was later acquired by Invitae in 2021) and Massachusetts General Hospital (MGH) sued QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and as of December 31, 2023, are included in other non-current liabilities in the accompanying consolidated balance sheet. We filed an appeal in August 2023 after the verdict was entered.

Bio-Rad Laboratories, Inc.

In April 2022, QIAGEN filed a lawsuit in a U.S. federal court against Bio-Rad Laboratories, Inc. (Bio-Rad) seeking a declaratory judgment of non-infringement of certain Bio-Rad patents related to digital PCR technology. In July 2023, the parties agreed to a settlement that provided for a cross-licensing agreement granting each company mutual rights to their respective digital PCR technologies.

Other Litigation Matters

For all other matters, a total of $4.8 million is accrued as of December 31, 2023 in other current liabilities. The estimated range of possible losses for these other matters as of December 31, 2023 is between $4.0 million and $10.1 million.

Based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on our financial position or results of operations above the amounts accrued. However, the outcome of these matters is ultimately uncertain. Any settlements or judgments against us in excess of management's expectations could have a material adverse effect on our financial position, results of operations or cash flows.

21. Reportable Segment

We operate as one reportable segment in accordance with IFRS 8 Operating Segments. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one reportable segment. Summarized geographic information is shown in the tables below.

Geographical Information

Net sales are attributed to countries based on the location of the customer. Our primary manufacturing facilities are located in Germany, China, and the United States and supply products to customers as well as QIAGEN subsidiaries in other countries. The intercompany portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net

Notes to the Consolidated Financial Statements

sales of $20.3 million and $31.5 million for the years ended 2023 and 2022, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.

(in thousands)	2023	2022
Americas:		
United States	$935,281	$909,616
Other Americas	84,774	88,139
Total Americas	1,020,055	997,755
Europe, Middle East and Africa	624,573	734,971
Asia Pacific, Japan and Rest of World	320,683	410,294
Total net sales	**$1,965,311**	**$2,143,020**

Long-lived assets include property, plant and equipment, goodwill, other intangible assets, right-of-use assets, equity accounted investments, non-current financial assets and other non-current assets. The Netherlands, which is included in the line item other Europe, Middle East and Africa, reported long-lived assets of $17.0 million and $15.2 million for the years ended 2023 and 2022, respectively.

(in thousands)	2023	2022
Americas:		
United States	$2,341,040	$2,240,041
Other Americas	11,066	9,874
Total Americas	2,352,106	2,249,915
Germany	786,974	694,025
Other Europe, Middle East and Africa	615,399	593,403
Asia Pacific, Japan and Rest of World	232,727	229,504
Total long-lived assets	**$3,987,206**	**$3,766,847**

22. Share-Based Payments

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the 2005 Plan) in 2005 and the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2005 Plan expired by its terms in April 2015 and no further awards will be granted under the 2005 Plan. The 2014 Plan expires in May 2024. The QIAGEN N.V. 2023 Stock Plan (the 2023 Plan) was approved at the June 2023 Annual General Meeting and at December 31, 2023, we had approximately 20.9 million Common Shares reserved and available for issuance under the 2005, 2014 and 2023 Plans.

The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 3 years, with previous grants through 2020 having terms of 5 years subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. All option grants were at the market value on the grant date or at a premium above the closing market price on the grant date. We issue Treasury Shares to satisfy option exercises and award releases.

Stock Units

Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.0% (2022: 6.9%). At December 31, 2023, there was $59.8 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 1.34 years (2022: $79.7 million over a weighted average of 1.58 years). The weighted average grant date fair value of stock units granted during the year ended December 31, 2023 2022was $44.37 (2022 $45.49). The total fair value of stock units that vested during the years ended December 31, 2023 and 2022 was $39.4 million and $55.8 million, respectively.

Notes to the Consolidated Financial Statements

A summary of stock units as of December 31, 2023 and 2022, and changes for the years then ended, is presented below.

(in thousands)	2023	2022
Outstanding at January 1	3,771	3,981
Granted	1,185	955
Released	(864)	(1,164)
Forfeited	(77)	(1)
Outstanding at December 31	**4,015**	**3,771**
Vested and expected to vest at December 31	3,744	3,467

We net share settle for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.

Stock Options

We have not granted stock options since 2013. A summary of the status of employee stock options as of December 31, 2023, and changes for the year then ended, is presented below.

Stock options	Number of shares (in thousands)	Weighted average exercise price
Outstanding at January 1, 2023	9	$18.68
Exercised	(9)	$18.68
Outstanding at December 31, 2023	**—**	**$—**

Notes to the Consolidated Financial Statements

A summary of the status of employee stock options as of December 31, 2022, and changes for the year then ended, is presented below.

Stock options	Number of shares (in thousands)	Weighted average exercise price
Outstanding at January 1, 2022	18	$17.79
Exercised	(7)	$16.55
Expired	(2)	$18.68
Outstanding at December 31, 2022	**9**	**$18.68**
Vested at December 31, 2022	9	$18.68
Vested and expected to vest at December 31, 2022	9	$18.68

The total intrinsic value of options exercised was $0.2 million in each of the years ended December 31, 2023 and 2022. The actual tax benefit for the tax deductions from option exercises totaled $0.1 million in each of the years ended December 31, 2023 and 2022. At December 31, 2023, there was no unrecognized share-based compensation expense related to employee stock option awards.

There were no options outstanding at December 31, 2023. At December 31, 2022, 9 thousand options were exercisable at a weighted average price of $18.68 per share.

Compensation Expense

Share-based compensation expense before taxes for the years ended December 31, 2023 and 2022 totaled approximately $47.1 million and $49.5 million, respectively, as shown in the table below.

(in thousands)	2023	2022
Cost of sales	$3,296	$2,577
Research and development	7,484	6,504
Sales and marketing	14,495	16,076
General and administrative	21,825	24,350
Share-based compensation expense	47,100	49,507
Less: Income tax benefit[1]	9,751	10,670
Share-based compensation expense, after tax	**$37,349**	**$38,837**

[1] Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements which totaled $1.3 million and $2.7 million for the years ended December 31, 2023 and 2022, respectively.

23. Employee Benefits and Personnel Costs

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans were $4.5 million for each of the years ended December 31, 2023 and 2022. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.1 million for each of the years ended December 31, 2023 and 2022.

We have seven defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Italy, Japan, Poland, Philippines and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrue on a pro-rata basis during the employees' employment periods based on the individuals' salaries, adjusted for inflation. All defined benefit plans are unfunded. The liability under the defined benefit plans was $7.4 million and $7.2 million as of December 31, 2023 and

Notes to the Consolidated Financial Statements

2022, respectively, and is included as a component of other non-current liabilities in the accompanying consolidated balance sheets.

Personnel Costs

For the years ended December 31, 2023 and 2022, personnel costs amounted to $617.9 million and $616.7 million, respectively. As of December 31, 2023, there were 5,967 employees within the Group (2022: 6,178).

(in thousands)	2023	2022
Salaries and wages	$371,855	$338,894
Social security and pension	103,686	137,987
Share-based payment expense	47,100	49,507
Termination costs	5,942	4,121
Other	89,297	86,148
Total personnel costs	**$617,880**	**$616,657**

The personnel costs are allocated to the functional areas in which the respective employees are working or, in the case of the incremental termination benefits which are the result of restructuring activities as discussed in Note 6 "Restructuring," are recorded in restructuring, acquisition, integration and other costs.

Personnel costs included in the accompanying consolidated income statements for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Cost of sales	$142,825	$149,484
Research and development expense	113,102	102,936
Sales and marketing expense	282,214	283,366
General and administrative expense	79,739	80,871
Total personnel costs	**$617,880**	**$616,657**

Notes to the Consolidated Financial Statements

The number of employees within the Company at December 31, 2023 and 2022 are as follows:

Employees	2023	2022
Headcount at December 31	5,967	6,178
Thereof employed in the Netherlands	55	62

24. Related Party Transactions

From time to time, we have transactions with other companies in which we hold an interest, as summarized in the table below.

Net sales to related parties for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Net sales	$9,039	$8,474

As of December 31, 2023 and 2022, balances with related parties are as follows:

(in thousands)	2023	2022
Trade accounts receivable	$2,890	$5,136
Other current assets	$78	$11,929
Trade and other accounts payable	$700	$2,708
Other current liabilities	$2,893	$3,518

Other current assets include loans receivable and supplier advances from companies with which we have an investment or partnership interest.

As of December 31, 2022, other current assets included a $10.6 million convertible note from Ellume Limited, Australia, which bears interest at 10% and was due on December 31, 2022. As of December 31, 2022, we retained the loan receivable, while fully reserved, as we awaited the outcome of voluntary administration and any creditor arrangement. During 2023, we had no possibility of collection from Ellume and no expectation of any recovery of the defaulted amount. Accordingly, the loan receivable was fully written off against the reserve in 2023. Additional financial impacts of these proceedings with this related party for the fiscal year ended December 31, 2022 included a $4.6 million write off on advances to suppliers and a $12.8 million impairment loss on intangible assets, both recognized in restructuring,

acquisition, integration, and other, net in the accompanying consolidated income statement. Refer to Note 12 "Goodwill and Intangible Assets."

Remuneration of Managing Board and Supervisory Board

Disclosure of the total board remuneration is based on section 383 book 2 of the Dutch Civil Code. Furthermore, the Chief Executive Officer, Chief Financial Officer and the Supervisory Board meet the definition of key management personnel as defined in IAS 24 'Related Parties'. During 2020, our Chief Executive Officer joined our Chief Financial Officer on the Managing Board effective June 30, 2020. The total short-term employee benefits (fixed salary and short-term variable cash bonus), post-employment (defined contribution expenditure), and share-based payment cost (share-based compensation) in accordance with IAS 24 are reported in the tables below for the years ended December 31, 2023 and 2022.

Key management personnel compensation and total board remuneration

Remuneration of the Managing Board

The tables below state the amounts earned on an accrual basis by our key management personnel and Managing Board members in 2023 and 2022.

For the year ended December 31, 2023 (in thousands)	Thierry Bernard	Roland Sackers
Fixed Salary	$979	$588
Other[(1)]	33	40
Total fixed income 2023	1,012	628
Short-term variable cash bonus	780	320
Total short-term income 2023	1,792	948
Defined contribution on benefit plan	200	117
Total compensation (excluding long-term share-based compensation)	**$1,992**	**$1,065**

(1) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by the Company to taxing authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022 (in thousands)	Thierry Bernard	Roland Sackers
Fixed Salary	$950	$557
Other[(1)]	37	40
Total fixed income 2022	987	597
Short-term variable cash bonus	1,545	617
Total short-term income 2022	2,532	1,214
Defined contribution on benefit plan	143	114
Total compensation (excluding long-term share-based compensation)	**$2,675**	**$1,328**

(1) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

The total recognized compensation expense in accordance with IFRS 2 for share-based compensation in the year 2023 (2022) for long-term compensation of stock units amounted to $6.8 million ($7.5 million) for Mr. Bernard and $6.0 million ($7.1 million) for Mr. Sackers. The total compensation including share-based compensation expenses in the year 2023 (2022) was $15.9 million ($18.7 million), and amounts to $8.8 million ($10.2 million) for Mr. Bernard and $7.1 million ($8.4 million) for Mr. Sackers.

Notes to the Consolidated Financial Statements

Remuneration of the Supervisory Board

The tables below state the amounts earned on an accrual basis by the members of the Supervisory Board in 2020 and 2019 (excluding long-term share-based compensation):

For the year ended December 31, 2023 (in thousands, except for number of share grants)	Fixed remuneration	Committee Chair	Committee membership	Total[1]	Number of restricted stock units granted
Lawrence A. Rosen	$150.0	18.0	20.5	$188.5	7,917
Dr. Metin Colpan	$57.5	18.0	11.0	$86.5	7,917
Thomas Ebeling[2]	$28.8	—	5.5	$34.3	7,917
Dr. Toralf Haag	$57.5	25.0	—	$82.5	7,917
Dr. Ross L. Levine	$57.5	—	11.0	$68.5	7,917
Dr. Elaine Mardis	$57.5	—	22.0	$79.5	7,917
Dr. Eva Pisa	$57.5	—	11.0	$68.5	7,917
Stephen H. Rusckowski[3]	$40.6	—	5.5	$46.1	—
Elizabeth E. Tallett	$57.5	18.0	26.0	$101.5	7,917

(1) Supervisory Board members are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

(2) Thomas Ebeling did not stand for re-appointment at AGM in June 2023.

(3) Stephen H. Rusckowski joined the Supervisory Board in April 2023, and was not eligible for the equity grant for 2023.

Notes to the Consolidated Financial Statements

For the year ended December 31, 2022 (in thousands, except for number of share grants)	Fixed remuneration	Committee Chair	Committee membership	Total[1]	Number of restricted stock units granted
Lawrence A. Rosen	$150.0	18.0	26.0	$194.0	6,980
Dr. Metin Colpan	$57.5	18.0	11.0	$86.5	6,980
Thomas Ebeling	$57.5	—	11.0	$68.5	6,980
Dr. Toralf Haag	$57.5	25.0	—	$82.5	6,980
Dr. Ross L. Levine	$57.5	—	11.0	$68.5	6,980
Dr. Elaine Mardis	$57.5	—	22.0	$79.5	6,980
Dr. Eva Pisa[2]	$28.8	—	5.5	$34.3	—
Elizabeth E. Tallett	$57.5	18.0	26.0	$101.5	6,980

(1) Supervisory Board members are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

(2) Dr. Eva Pisa joined the Supervisory Board in June 2022.

The total recognized share-based compensation expense in accordance with IFRS 2 in 2023 (2022) amounted to $2.8 million ($1.8 million) and includes $708.2 thousand ($349.6 thousand) for Mr. Rosen, $364.3 thousand ($222.7 thousand) for Mr. Colpan, $356.9 thousand ($349.6 thousand) for Mr. Levine, $356.9 thousand ($349.6 thousand) for Ms. Mardis, $364.3 thousand ($222.7 thousand) for Ms. Tallett, $253.2 thousand ($157.2 thousand) for Dr. Haag, $293.5 thousand ($148.4 thousand) for Mr. Ebeling, and $63.8 thousand for Dr. Pisa.

The total recognized compensation expense, including share-based compensation, for members of the Supervisory Board in 2023 (2022) totaled $3.5 million ($2.5 million) and includes amounts of $896.7 thousand ($543.6 thousand) for Mr. Rosen, $450.8 thousand ($309.2 thousand) for Mr. Colpan, $425.4 thousand ($418.1 thousand) for Mr. Levine, $436.4 thousand ($429.1 thousand) for Ms. Mardis, $465.8 thousand ($324.2 thousand) for Ms. Tallett, $335.7 thousand ($239.7 thousand) for Dr. Haag, $327.8 thousand ($216.9 thousand) for Mr. Ebeling, $132.3 thousand ($34.3 thousand) for Dr. Pisa, and $46.1 thousand for Mr. Rusckowski who joined the Supervisory Board in April 2023.

25. Fair Value Measurements

Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

- Level 1. Observable inputs, such as quoted prices in active markets;
- Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
- Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Notes to the Consolidated Financial Statements

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy as of December 31, 2023. It does not include fair value information for financial assets and financial liabilities carried at amortized cost.

	Carrying amount				Fair value			
(in thousands)	FV hedging instrument	Amortized cost	Fair value through profit or loss	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash and cash equivalents	$—	$667,320	$—	$667,320	$—	$—	$—	$—
Trade accounts receivable	—	381,877	—	381,877	—	—	—	—
Financial assets, current	—	308,675	81,023	389,698	—	81,023	—	81,023
Financial assets, non-current	—	—	4,435	4,435	—	—	4,435	4,435
Equity options	—	—	39,759	39,759	—	39,759	—	39,759
Foreign exchange forwards and options	—	—	3,471	3,471	—	3,471	—	3,471
Interest rate contracts - cash flow hedge	3,083	—	—	3,083	—	3,083	—	3,083
Total financial assets	**$3,083**	**$1,357,872**	**$128,688**	**$1,489,643**	**$—**	**$127,336**	**$4,435**	**$131,771**
Liabilities:								
Lease liabilities[1]	$—	($101,331)	$—	($101,331)	$—	$—	$—	$—
Trade accounts payable	—	(84,155)	—	(84,155)	—	—	—	—
Foreign exchange forwards and options	—	—	(9,944)	(9,944)	—	(9,944)	—	(9,944)
Interest rate contracts - cash flow hedge	(98,908)	—	—	(98,908)	—	(98,908)	—	(98,908)
Equity options	—	—	(39,830)	(39,830)	—	(39,830)	—	(39,830)
Warrants and embedded conversion option	—	—	(45,157)	(45,157)	—	(45,157)	—	(45,157)
Contingent consideration	—	—	(18,359)	(18,359)	—	—	(18,359)	(18,359)
Total financial liabilities	**($98,908)**	**($185,486)**	**($113,290)**	**($397,684)**	**$—**	**($193,839)**	**($18,359)**	**($212,198)**

[1] Separate disclosure of fair value of lease liabilities is not required.

Notes to the Consolidated Financial Statements

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy as of December 31, 2022. It does not include fair value information for financial assets and financial liabilities carried at amortized cost.

	Carrying amount				Fair value			
(in thousands)	FV hedging instrument	Amortized cost	Fair value through profit or loss	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash and cash equivalents	$—	$730,271	$—	$730,271	$—	$—	$—	$—
Trade accounts receivable	—	323,750	—	323,750	—	—	—	—
Financial assets, current	—	15,000	672,597	687,597	79,600	592,997	—	672,597
Financial assets, non-current	—	—	5,329	5,329	—	—	5,329	5,329
Equity options	—	—	221,769	221,769	—	221,769	—	221,769
Foreign exchange forwards and options	—	—	8,946	8,946	—	8,946	—	8,946
Interest rate contracts - cash flow hedge	12,256	—	—	12,256	—	12,256	—	12,256
Total financial assets	**$12,256**	**$1,069,021**	**$908,641**	**$1,989,918**	**$79,600**	**$835,968**	**$5,329**	**$920,897**
Liabilities:								
Lease liabilities[(1)]	$—	($93,626)	$—	($93,626)	$—	$—	$—	$—
Trade accounts payable	—	(98,734)	—	(98,734)	—	—	—	—
Foreign exchange forwards and options	—	—	(8,356)	(8,356)	—	(8,356)	—	(8,356)
Interest rate contracts - cash flow hedge	(36,982)	—	—	(36,982)	—	(36,982)	—	(36,982)
Equity options	—	—	(222,632)	(222,632)	—	(222,632)	—	(222,632)
Warrants and embedded conversion option	—	—	(186,776)	(186,776)	—	(186,776)	—	(186,776)
Contingent consideration	—	—	(18,088)	(18,088)	—	—	(18,088)	(18,088)
Total financial liabilities	**($36,982)**	**($192,360)**	**($435,852)**	**($665,194)**	**$—**	**($454,746)**	**($18,088)**	**($472,834)**

(1) Separate disclosure of fair value of lease liabilities is not required.

Notes to the Consolidated Financial Statements

Our assets and liabilities measured at fair value on a recurring basis consist of quoted debt securities which are classified as Level 1 of the fair value hierarchy; unquoted debt securities, discussed in Note 7 "Financial Assets," which are classified in Level 2 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk and derivative financial instruments entered into in connection with the Cash Convertible Notes discussed in Note 16 "Financial Debts," which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals which are classified in Level 3 of the fair value hierarchy; and unquoted equity securities remeasured during the years ended December 31, 2023 and 2022 classified within Level 3 in the fair value hierarchy. There were no transfers between levels for the year ended December 31, 2023.

In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset, the Warrants liability and the embedded conversion option liability. See Note 16 "Financial Debts" and Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common stock price, the risk-free interest rate, and the implied volatility of our common stock. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated.

Our Level 3 instruments include unquoted equity investments for which we estimate the value based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date.

Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability-weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 6.5% and 6.6%), to represent the non-performing risk factors and time value when applying the income

Notes to the Consolidated Financial Statements

approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated income statements in the line items commensurate with the underlying nature of milestone arrangements.

For contingent consideration liabilities with Level 3 inputs, the following table summarizes the activity as of December 31, 2023 and 2022, all of which is related to 2018 acquisition of STAT-Dx:

(in thousands)	2023	2022
Balance at beginning of year	($18,088)	($24,100)
Changes in fair value	(271)	112
Payments	—	5,900
Balance at end of year	**($18,359)**	**($18,088)**

As of December 31, 2023, $18.4 million was accrued for contingent consideration and is included in other non-current liabilities in the accompanying balance sheet. As of December 31, 2022, $18.1 million was accrued for contingent consideration, of which $8.2 million was included in other current liabilities and $9.9 million was included in other non-current liabilities in the accompanying consolidated balance sheet.

The estimated fair value of non-current financial debts as disclosed in Note 16 "Financial Debts" was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.

The fair values of the financial instruments are presented in Note 16 "Financial Debts" and were determined as follows:

Cash Convertible Notes and Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Cash Convertible Notes due in 2024 as well as the Convertible Notes due in 2027.

German Private Placement: Fair value is based on an estimation using changes in the euro swap rates.

There were no adjustments in the years ended December 31, 2023 and 2022 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

26. Financial Risk Factors and Use of Derivative Financial Instruments

26.1. Financial Risks

Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls. Refer to the detail discussion under the header Risk Management within the Management Report included in this annual report.

Market risk

Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings, and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with respective counterparties.

Foreign currency exchange rates

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross-currency swaps. Foreign currency transactions for the year ended December 31, 2023 resulted in a net loss of $4.1 million and a net gain of $2.7 million for the year ended December 31, 2022. These amounts are included in other financial results in the accompanying consolidated income statements.

Russia's February 2022 invasion of Ukraine and the sanctions imposed in response have led to a decline in the value of the ruble which is expected to remain highly volatile. In 2022, we suspended our activities in Russia and Belarus, with sales in these countries (along with Ukraine) representing less than 1% of total annual sales. As of January 1, 2022, the

Notes to the Consolidated Financial Statements

results of our subsidiary in Türkiye are reported under highly inflationary accounting as the prior three-years cumulative inflation rate exceeded 100 percent.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Chinese renminbi, Japanese yen, and Swiss franc. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchange swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Company's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments.

QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Company has financial derivatives in place, which do not qualify for hedge accounting in accordance with IFRS 9, varied from the rates used for the preparation of the consolidated financial statements, this would have had an effect on the net income of the Company. Any effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.

Notes to the Consolidated Financial Statements

If, at December 31, 2023, the U.S. dollar had gained or lost 10% against all identified major currencies, the estimated effect on the fair value of the financial derivatives would have been as follows:

	As of December 31, 2023		As of December 31, 2022	
(in thousands)	10% higher	10% lower	10% higher	10% lower
Currency				
Euro (EUR)	($12,182)	$12,213	($9,088)	$9,081
Australian Dollar (AUD)	913	(913)	846	(846)
Swedish Krona (SEK)	275	(336)	567	(693)
Japanese Yen (JPY)	(115)	96	(96)	94
Canadian Dollar (CAD)	341	(416)	167	(205)
Singapore Dollar (SGD)	(618)	755	(539)	660
Swiss Franc (CHF)	2,959	2,876	(1,982)	2,430
Pound Sterling (GBP)	(1,503)	1,502	(2,210)	2,210
South Korean Won (KRW)	169	(205)	177	(190)
Chinese Yuan (CNY)	(2,652)	7,573	(3,545)	4,402
Norwegian Krone (NOK)	129	(158)	152	(186)
Polish Zloty (PLN)	69	(85)	(254)	311
Thai Baht (THB)	1,923	(1,754)	1,982	(1,861)
Indian Rupee (INR)	74	(95)	(137)	167
Danish Krone (DKK)	337	(392)	—	—
Total	**($8,876)**	**$19,420**	**($12,770)**	**$13,940**

Interest rates

The Company is exposed to interest rate risk by floating rate financial debt and floating rate financial assets. This exposure is managed by varying the proportion of fixed and floating rate debt, while all non-derivative financial assets pay interest on floating rates. Net financial income earned on the Company's net financial assets is generally affected by changes in the level of interest rates, principally the euro and the U.S. dollar interest rate.

At December 31, 2023, we had $667.3 million in cash and cash equivalents (2022: $730.3 million). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-

Notes to the Consolidated Financial Statements

grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $5.7 million.

Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2023 and 2022. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2023, we had $1.5 billion in current and non-current financial debt (2022: $1.8 billion), of which of which $245.5 million is floating interest rate debt (2022: $236.8 million). A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Liquidity risk

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2023 and 2022, we had cash and cash equivalents of $667.3 million and $730.3 million, respectively. We also had current financial assets of $389.7 million and $687.6 million, respectively. Cash and cash equivalents are primarily held in euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. As of December 31, 2023 and 2022, we had working capital of $1.0 billion and $1.3 billion, respectively.

We have a €400.0 million syndicated ESG-linked revolving credit facility expiring with a contractual life until December 2025 of which no amounts were utilized at December 31, 2023. We have additional credit lines totaling €13.0 million with no expiration date, none of which were utilized as of December 31, 2023. We also have repayment obligations of $1.5 billion of financial debt (2022: $1.8 billion), of which $0.6 billion is current as of December 31, 2023.

As of December 31, 2023, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)						Payments Due by Period	
	Total	2024	2025	2026	2027	2028	Thereafter
Financial debt[(1)]	$1,548,661	$609,264	$71,511	$13,336	$572,382	$9,714	$272,454
Purchase obligations	98,824	37,396	35,992	13,150	11,383	903	—
Lease obligations	109,900	25,123	20,876	15,049	11,531	8,162	29,159
License and royalty payments	7,217	1,926	1,453	783	766	560	1,729
Total contractual cash obligations	**$1,764,602**	**$673,709**	**$129,832**	**$42,318**	**$596,062**	**$19,339**	**$303,342**

(1) Amounts include required principal, stated at current carrying values, and interest payments.

Pursuant to the purchase agreements for certain acquisitions we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain FDA approval milestones. Potential milestone payments total $20.7 million and may be triggered by the end of 2024. The total milestone payments of $18.4 million are included in other current liabilities in the accompanying consolidated balance sheet as of December 31, 2023. Refer to Note 25 "Fair Value Measurements" for changes in the contingent consideration liabilities.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and financial assets by dealing with highly rated financial institutions, and investing in a broad and diverse range of financial instruments.

We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Credit risk is managed on a Company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. Further discussion of the allowance for doubtful accounts can be found in Note 8 "Trade Accounts Receivable."

Counterparty risk

The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of

highly rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. In order to minimize our exposure with any single counterparty, we have entered into all derivative agreements, with the exception of the Call Spread Overlay, under master agreement which allow us to manage the exposure with the respective counterparty on a net basis. Most of these master agreements, include bilateral collateral agreements.

Fair values

The fair values of financial assets and financial liabilities are determined in accordance with the accounting policies stated under Note 3.12 "Financial Instruments – Recognition and Initial Measurement" and Note 3.13 "Financial Instruments – Classification and Subsequent Measurement."

Equity prices

The Warrants issued as part of the Call Spread Overlay discussed in Note 16 "Financial Debts" and Note 26.2 "Use of Derivative Financial Instruments" expose us to income statement volatility due to changes in our own equity price. Changes in the fair value of the Warrants are recognized in other financial results. Assuming a hypothetical 10% increase or decrease in equity prices at December 31, 2023, the estimated effect would have been approximately $13.8 million loss or $5.0 million gain, respectively (2022: $84.4 million loss or $69.3 million gain).

Commodities

We have exposure to price risk related to anticipated purchases of certain commodities used as raw materials in our business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on earnings. However, the volatility in product availability and pricing continued in 2023, and we expect some level of market constraints to continue in 2024.

26.2 Use of Derivative Financial Instruments

Derivatives and Hedging

Objective and Strategy

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge

that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December 31, 2023, cash collateral positions consisted of $5.4 million recorded in other current liabilities and $87.7 million recorded in other current assets. As of December 31, 2022, we had cash collateral positions consisting of $21.8 million recorded in other current liabilities and $21.1 million recorded in other current assets in the accompanying consolidated balance sheet.

Non-Derivative Hedging Instrument

Net Investment Hedge

We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in the total amount of $331.1 million as described in Note 16 "Financial Debts." Of the $331.1 million, which is held in both U.S. dollars and euros, €255.0 million was designated as the hedging instrument as of December 31, 2022 against a portion of our euro net investments in our foreign operations. As further described in Note 16, four tranches of the 2017 Schuldschein matured and were paid in October 2022 and two tranches of the 2017 Schuldschein matured and were paid during 2021. As a result, €109.5 million remained designated as a hedging instrument as of December 31, 2023. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 16, and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of December 31, 2023 and 2022 is $35.2 million and $22.6 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2023 and 2022.

Derivatives Designated as Hedging Instruments

Net Investment Hedge

In September 2022, we entered into a one-month interest rate derivative contract for a total notional amount €135.0 million, that matured in October 13, 2022, which qualified as net investment hedge. The objective of the hedge was to protect the additional investments in foreign operations in September 2022 against adverse changes in the exchange rate between the euro and the functional currency of the U.S. dollar. The relative changes in both the hedged

item and derivative hedging instrument were calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within other accumulated comprehensive loss and will be reclassified to earnings upon the disposal or liquidation of the foreign operations. In October 2022, the interest rate derivative contract expired and the unrealized gain recorded in equity was $5.8 million as of December 31, 2022.

Cash Flow Hedges

As of December 31, 2023 and 2022, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash-flow hedges in earnings. Based on their valuation as of December 31, 2023, we expect approximately $2.1 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the consolidated balance sheets account of the underlying item.

We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In September 2022, we entered into five new cross currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cashflow hedges. We determined that no ineffectiveness exists related to these swaps. As of December 31, 2023 and 2022, interest receivables of $8.4 million and $5.5 million, respectively are recorded in other current assets in the accompanying consolidated balance sheets.

Fair Value Hedges

Until October 2022, we held derivative instruments that qualified for hedge accounting as fair value hedges. For derivative instruments that are designated and qualify as a fair value hedge, the effective portion of the gain or loss on the derivative is reflected in earnings. This effect on earnings is offset by the change in the fair value of the hedged item attributable to the risk being hedged that is also recorded in earnings. The cash flows derived from derivatives are classified in the consolidated statement of cash flows in the same category as the consolidated balance sheet account of the underlying item.

We held interest rate swaps which effectively fixed the fair value of a portion of our fixed rate private placement debt and qualified for hedge accounting as fair value hedges. These interest rate swap derivative instruments expired along with the

repayment of the private placement debt in October 2022, as described in Note 16 "Financial Debts." There has been no ineffectiveness related to the interest rate swaps.

Derivatives Not Designated as Hedging Instruments

Call Options and Warrants

We entered into Call Options which, along with the sale of the Warrants, represent the Call Spread Overlay entered into in connection with the Cash Convertible Notes. In these transactions, the Call Options are intended to address the equity price risk inherent in the cash conversion feature of each instrument by offsetting cash payments in excess of the principal amount due upon any conversion of the Cash Convertible Notes. Accordingly, the derivative is presented as either current or non-current based upon the classification of the related debt.

Aside from the initial payment of premiums for the Call Options, we will not be required to make any cash payments under the Call Options. We will, however, be entitled to receive under the terms of the Call Options, an amount of cash generally equal to the amount by which the market price per share of our common stock exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is equal to the conversion price of the Cash Convertible Notes.

The Call Options and Warrants, for which our common stock is the underlying security, are derivative assets and liabilities, respectively, that require mark-to-market accounting treatment. The derivatives are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. The change in fair value of these instruments is recognized immediately in our consolidated income statements in other financial results.

The Warrants are more fully described in Note 16 "Financial Debts."

Cash Convertible Notes Embedded Cash Conversion Option

The embedded cash conversion option within the Cash Convertible Notes discussed in Note 16 "Financial Debts" is required to be separated from the Cash Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated income statements in other financial results until the cash conversion option settles or expires. The embedded cash conversion option is measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy.

Because the terms of the Cash Convertible Notes' embedded cash conversion option are substantially similar to those of the Call Options, discussed above, we expect the effect on earnings from these two derivative instruments to mostly offset each other. In September 2023, the 2023 Notes and the related Call Options have been settled as described in Note 16 and we recognized $0.9 million as gain in other financial results in the accompanying consolidated income statement.

Notes to the Consolidated Financial Statements

Foreign Currency Derivatives

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps.

We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $590.9 million at December 31, 2023, which expire at various dates through September 2024. At December 31, 2022, these arrangements had an aggregate notional value of $466.0 million, which expired at various dates through July 2023. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other financial results.

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2023 and 2022:

	2023		2022	
(in thousands)	Current Asset	Non-current Asset	Current Asset	Non-current Asset
Assets:				
Derivative instruments designated as hedges				
Interest rate contracts - cash flow hedge[1]	—	3,083	—	12,256
Total derivative instruments designated as hedges	—	3,083	—	12,256
Undesignated derivative instruments				
Equity options	39,759	—	102,671	119,098
Foreign exchange forwards and options	3,471	—	8,946	—
Total undesignated derivative instruments	43,230	—	111,617	119,098
Total derivative assets	**$43,230**	**$3,083**	**$111,617**	**$131,354**

Notes to the Consolidated Financial Statements

	2023		2022	
(in thousands)	Current Liability	Non-current Liability	Current Liability	Non-current Liability
Liabilities:				
Derivative instruments designated as hedges				
Interest rate contracts - cash flow hedge[1]	$—	($98,908)	$—	($36,982)
Total derivative instruments designated as hedges	—	(98,908)	—	(36,982)
Undesignated derivative instruments				
Cash convertible notes embedded conversion option	(39,830)	—	(102,896)	(119,736)
Warrants and embedded conversion option	(23,687)	(21,470)	(49,769)	(137,007)
Foreign exchange forwards and options	(9,944)	—	(8,356)	—
Total undesignated derivative instruments	(73,461)	(21,470)	(161,021)	(256,743)
Total derivative liabilities	**($73,461)**	**($120,378)**	**($161,021)**	**($293,725)**

(1) The fair value amounts for the interest rate contracts do not include accrued interest.

27. Capital Management

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to ensure financial flexibility to execute the Group's strategic growth targets. We regularly review our capital structure to ensure a low cost of capital to enhance shareholder value. The Group's overall strategy remains unchanged from 2022 and we are not subject to any externally imposed capital requirements. All common shares issued are fully paid.

In July and August 2022, we completed a German private placement bond (2022 Schuldschein), which was issued in various tranches totaling €370.0 million ($371.5 million) that have maturities through 2035 as described more fully in Note 16 "Financial Debts." The interest rate is linked to our ESG performance. As of December 31, 2023, a total of $408.0 million is outstanding.

In 2022, we repaid $480.0 million of non-current debt including $327.0 million for the remaining U.S. Private Placement and $153.0 million for the four tranches of German Private Placement (2017 Schuldschein) that matured in October 2022.

In September 2023, we repaid $400.0 million of 2023 Notes at maturity.

Notes to the Consolidated Financial Statements

In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 7, 2024, and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 3% to 223.9 million (of which 2.5 million are held in Treasury Shares) as of January 31, 2024.

An important indicator of capital management efforts is the ratio of shareholders' equity compared to total assets as shown on the consolidated balance sheet:

(in thousands, except of ratio)	2023	2022
Shareholders' equity attributable to equity holders of the parent	$3,867,151	$3,389,293
Total assets	$6,174,153	$6,351,748
Shareholders' equity ratio in %	63 %	53 %

Total financial debt consists of convertible notes, cash convertible notes and private placements as discussed in Note 16 "Financial Debts." The changes in financial debts reconciled to the cash flows arising from financing activities as follows:

Reconciliation of Liabilities Arising from Financing Activities

Total financial debt consists of cash convertible notes and private placements as discussed in Note 16. The changes in financial debts reconciled to the cash flows arising from financing activities as follows:

Notes to the Consolidated Financial Statements

(in thousands)	At December 31, 2022	Cash flows	Amortization of debt discount and issuance costs[1]	Foreign currency and other[2]	At December 31, 2023
Cash convertible notes	$853,883	($400,000)	$29,136	$—	$483,019
Convertible notes	443,285	—	533	—	443,818
German Private Placement (Schuldschein)	510,231	—	279	18,396	528,906
Total non-current debt	**1,807,399**	**(400,000)**	**29,948**	**18,396**	**1,455,743**
Lease liability	93,626	(26,779)	—	34,484	101,331
Total liabilities from financing activities	**$1,901,025**	**($426,779)**	**$29,948**	**$52,880**	**$1,557,074**

(1) Total amortization of debt discount and issuance costs for the year ended December 31, 2023 totaled $30.2 million, which included $0.2 million costs related to the €400.0 million syndicated multi-currency revolving credit facility expiring December 2025. No amounts were utilized at December 31, 2023.

(2) For the year ended December 31, 2023, the Convertible notes are net of debt issuance costs. Also during 2023, the German Private Placement experienced unrealized foreign currency losses totaling $18.4 million.

(in thousands)	At December 31, 2021	Cash flows	Amortization of debt discount and issuance costs[1]	Foreign currency and other[2]	At December 31, 2022
Cash convertible notes	$821,652	$—	$32,231	$—	$853,883
Convertible notes	442,753	—	532	—	443,285
Private Placement	326,839	(327,000)	161	—	—
German Private Placement (Schuldschein)	294,504	218,449	196	(2,918)	510,231
Total non-current debt	**1,885,748**	**(108,551)**	**33,120**	**(2,918)**	**1,807,399**
Lease liability	98,582	(28,595)	—	23,639	93,626
Total liabilities from financing activities	**$1,984,330**	**($137,146)**	**$33,120**	**$20,721**	**$1,901,025**

(1) Total amortization of debt discount and issuance costs for the year ended December 31, 2022 totaled $33.7 million which included $0.6 million costs related to the €400.0 million syndicated multi-currency revolving credit facility expiring December 2025. No amounts were utilized at December 31, 2022.

(2) For the year ended December 31, 2022, the Convertible notes are net of debt issuance costs. Also during 2022, the German Private Placement experienced unrealized foreign currency net losses totaling $14.7 million.

28. Consolidated Companies

The following is a list of the Company's subsidiaries as of December 31, 2023, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary.

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
Amnisure International LLC	USA	100 %	100 %
Life Biotech Partners B.V.	Netherlands	100 %	100 %
DIALUNOX GmbH[1]	Germany	100 %	100 %
NeuMoDx Molecular Inc.	USA	100 %	100 %
STAT-Dx Life S.L.	Spain	100 %	100 %
Verogen, Inc.	USA	100 %	100 %
QIAGEN Aarhus A/S	Denmark	100 %	100 %
QIAGEN AB	Sweden	100 %	100 %
QIAGEN AG	Switzerland	100 %	100 %
QIAGEN Australia Holding Pty. Ltd.	Australia	100 %	100 %
QIAGEN Benelux B.V.[2]	Netherlands	100 %	100 %
QIAGEN Beverly LLC	USA	100 %	100 %
QIAGEN Biotecnologia Brasil Ltda.	Brazil	100 %	100 %
QIAGEN China (Shanghai) Co. Ltd.	China	100 %	100 %
QIAGEN Deutschland Holding GmbH	Germany	100 %	100 %
QIAGEN Distribution B.V.[2]	Netherlands	100 %	100 %
QIAGEN France S.A.S.	France	100 %	100 %
QIAGEN Gaithersburg LLC	USA	100 %	100 %
QIAGEN Gdańsk Sp. z.o.o.	Poland	100 %	100 %
QIAGEN GmbH[1]	Germany	100 %	100 %
QIAGEN Hamburg GmbH[1]	Germany	100 %	100 %
QIAGEN Hong Kong Pte. Ltd.	China	100 %	100 %
QIAGEN Inc.	Canada	100 %	100 %

Notes to the Consolidated Financial Statements

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
QIAGEN Healthcare Biotechnologies Limited[3]	U.K.	100 %	100 %
QIAGEN Healthcare Biotechnologies Systems Limited[3]	U.K.	100 %	100 %
QIAGEN India Pvt. Ltd.	India	100 %	100 %
QIAGEN K.K.	Japan	100 %	100 %
QIAGEN Korea Ltd.	Korea (South)	100 %	100 %
QIAGEN LLC	USA	100 %	100 %
QIAGEN Ltd.	UK	100 %	100 %
QIAGEN Luxembourg SARL	Luxembourg	100 %	100 %
QIAGEN Manchester Ltd.	UK	100 %	100 %
QIAGEN Manila Inc.	Philippines	100 %	100 %
QIAGEN North American Holdings Inc.	USA	100 %	100 %
QIAGEN Pty. Ltd.	Australia	100 %	100 %
QIAGEN Redwood City, Inc.	USA	100 %	100 %
QIAGEN S.r.l.	Italy	100 %	100 %
QIAGEN Sciences LLC	USA	100 %	100 %
QIAGEN Singapore Pte. Ltd.	Singapore	100 %	100 %
QIAGEN Taiwan Co. Ltd.	Taiwan	100 %	100 %
QIAGEN Business Management MEA Ltd.	UAE	100 %	100 %
QIAGEN Wroclaw Sp.z.o.o.	Poland	100 %	100 %

(1) QIAGEN GmbH (registered under HRB 45822 Trade Register Duesseldorf, Germany), DIALUNOX GmbH (registered under HRB 590384 Trade Register Freiburg im Breisgau, Germany) and QIAGEN Hamburg GmbH (registered under HRB 71271 Trade Register Duesseldorf, Germany) are exempt from the audit of individual accounts requirements under Section 264 (3) of the German Commercial Code.

(2) QIAGEN Benelux B.V. (registered under #12053316 in the Netherlands Chamber of Commerce) and QIAGEN Distribution B.V. (registered under #64026795 in the Netherlands Chamber of Commerce) are exempt from the audit of individual accounts requirements under Section 403 of the Dutch Civil Code.

(3) QIAGEN Healthcare Biotechnologies Limited (registration #11561466) and QIAGEN Healthcare Biotechnologies Systems Limited (registration #11562019) are exempt from the audit of individual accounts requirements under Section 479A of the 2006 U.K. Companies Act.

29. Fees Paid to External Auditors

At our 2023 Annual General Meeting of Shareholders on June 22, 2023, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the EU for the year ended December 31, 2023. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent auditor or their affiliates for providing audit and other professional services in each of the last two years.

(in thousands)	2023	2022
Audit fees	$2,923	$2,771
thereof KPMG Accountants N.V.	*334*	*312*
Audit-related fees	20	42
Tax fees	173	314
All other fees	—	—
Total fees paid to external auditors	**$3,116**	**$3,127**

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN's consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide.

Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN's financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.

Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refunds and tax consultations, such as assistance and representation in connection with tax audits and appeals.

All other fees include various fees and expenses billed for services, such as transaction due diligence, as approved by the Audit Committee.

30. Subsequent Events

Events that occurred after the balance sheet date that provide no information on the actual situation at the balance sheet date are not recognized in the financial statements. When those events are relevant for the economic decisions of users of the financial statements, the nature and the estimated financial effects of those events are disclosed in the financial statements.

In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split as discussed in Note 18 "Equity."

QIAGEN N.V.

Company Financial Statements

Company Financial Statements

QIAGEN N.V. Company Balance Sheets **(Before appropriation of net income)**

(in thousands)	Notes	As of December 31, 2023	2022
Assets			
Fixed assets:			
Intangible fixed assets:			
Goodwill	(2)	$240,510	$229,407
Tangible fixed assets:			
Property, plant and equipment	(3)	537	624
Right-of-use assets	(3)	623	989
Financial fixed assets:			
Non-current financial assets	(4)	656	656
Financial fixed assets	(4)	5,317,420	5,129,791
Derivative financial instruments	(9)	3,083	131,354
Deferred tax assets		5,230	—
Other financial fixed assets	(4)	4,713	4,098
Total fixed assets		**5,572,772**	**5,496,919**
Current assets:			
Trade and other receivables:			
Receivables from group companies	(5)	1,225,817	226,697
Prepaid and other current assets	(5)	110,970	29,020
Securities:			
Current financial assets	(4)	389,698	687,597
Derivative financial instruments	(9)	43,230	111,617
Cash and cash equivalents:			
Cash and cash equivalents		587,287	632,535
Total current assets		**2,357,002**	**1,687,466**
Total assets		**$7,929,774**	**$7,184,385**

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements

QIAGEN N.V. Company Balance Sheets **(Before appropriation of net income)**

(in thousands)	Notes	As of December 31, 2023	2022
Liabilities and equity			
Shareholders' equity:			
Common shares	(6)	$2,496	$2,433
Share premium	(7)	1,965,581	1,921,972
Legal reserves	(7)	(347,069)	(314,821)
Other reserves	(7)	812	645
Treasury shares		(133,023)	(160,188)
Retained earnings		1,893,546	1,363,591
Net income for the period		484,808	575,661
Total shareholders' equity		**3,867,151**	**3,389,293**
Non-current liabilities:			
Non-current financial debts	(8)	867,773	1,417,847
Deferred tax liabilities		191	—
Derivative financial instruments	(9)	120,378	293,725
Other non-current liabilities		361	10,530
Total non-current liabilities		**988,703**	**1,722,102**
Current liabilities:			
Current portion of non-current financial debts	(8)	587,970	389,552
Accounts payable trade		752	772
Payables to group companies		2,374,690	1,477,217
Derivative financial instruments	(9)	73,461	161,021
Accrued liabilities		37,047	44,428
Total current liabilities		**3,073,920**	**2,072,990**
Total liabilities and shareholders' equity		**$7,929,774**	**$7,184,385**

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements

QIAGEN N.V. Company Income Statements

(in thousands)	Notes	Years ended December 31, 2023	2022
Other income		$—	$—
Operating expenses:			
Sales and marketing expense		(637)	(518)
General and administrative expense		(9,804)	(11,233)
Restructuring, acquisition, integration and other, net		(2,916)	(10,086)
Other operating expense		(153)	(108)
Total operating expenses, net		**(13,510)**	**(21,945)**
Loss from operations		(13,510)	(21,945)
Financial income	(4)	160,550	118,134
Financial expense	(8)	(108,853)	(74,291)
Other financial results	(9)	145,597	168,533
Total finance income, net		**197,294**	**212,376**
Income before income taxes	(10)	183,784	190,431
Income tax expenses		(1,581)	(3,916)
Income after income tax		182,203	186,515
Share in results from participating interests, after tax	(4)	302,605	389,146
Net income for the period		**$484,808**	**$575,661**

The accompanying notes are an integral part of these company financial statements.

Company Financial Statements

QIAGEN N.V. Company Statements of Changes in Equity

(in thousands)	Notes	Common shares Shares	Common shares Amount	Share premium	Retained earnings	Net Result	Legal reserves	Other reserves	Treasury shares Shares	Treasury shares Amount	Total shareholders' equity
Balance at December 31, 2021		230,829	$2,731	$1,877,704	$916,839	$537,054	($285,118)	($588)	(3,755)	($189,730)	$2,858,892
IAS 29 Hyperinflationary accounting	(1)				(30,359)		43,951				13,592
Balance at January 1, 2022		230,829	2,731	1,877,704	886,480	537,054	(241,167)	(588)	(3,755)	(189,730)	2,872,484
Appropriation of prior year net loss		—	—	—	537,054	(537,054)	—	—	—	—	—
Net income for period		—	—	—	—	575,661	—	—	—	—	575,661
Effect from capitalized development costs	(7)	—	—	—	(5,463)	—	5,463	—	—	—	—
Effect from foreign currency translation	(7)	—	(298)	—	298	—	(62,235)	—	—	—	(62,235)
Effect from derivative hedges	(7)	—	—	—	—	—	(16,882)	—	—	—	(16,882)
Effect from pension reserve	(7)	—	—	—	—	—	—	1,233	—	—	1,233
Tax benefit of employee stock plans		—	—	(5,239)	—	—	—	—	—	—	(5,239)
Stock awards and options		—	—	49,507	(54,778)	—	—	—	1,171	54,899	49,628
Tax withholding related to vesting of stock awards		—	—	—	—	—	—	—	(529)	(25,357)	(25,357)
Balance at December 31, 2022		**230,829**	**$2,433**	**$1,921,972**	**$1,363,591**	**$575,661**	**($314,821)**	**$645**	**(3,113)**	**($160,188)**	**$3,389,293**

Company Financial Statements

	Notes	Common shares		Share premium	Retained earnings	Net Result	Legal reserves	Other reserves	Treasury shares		Total shareholders' equity
		Shares	Amount						Shares	Amount	
Balance at January 1, 2023		230,829	$2,433	$1,921,972	$1,363,591	$575,661	($314,821)	$645	(3,113)	($160,188)	$3,389,293
Appropriation of prior year net income		—	—	—	575,661	(575,661)	—	—	—	—	—
Net income for period		—	—	—	—	484,808	—	—	—	—	484,808
Effect from capitalized development costs	(7)	—	—	—	(967)	—	967	—	—	—	—
Effect from foreign currency translation	(7)	—	63	—	(63)	—	(11,481)	—	—	—	(11,481)
Effect from derivative hedges	(7)	—	—	—	—	—	(21,734)	—	—	—	(21,734)
Effect from pension reserve	(7)	—	—	—	—	—	—	167	—	—	167
Purchase of treasury shares		—	—	—	—	—	—	—	—	—	—
Tax benefit of employee stock plans		—	—	(3,491)	—	—	—	—	—	—	(3,491)
Stock awards and options		—	—	47,100	(44,676)	—	—	—	873	44,840	47,264
Tax withholding related to vesting of stock awards		—	—	—	—	—	—	—	(387)	(17,675)	(17,675)
Balance at December 31, 2023		**230,829**	**$2,496**	**$1,965,581**	**$1,893,546**	**$484,808**	**($347,069)**	**$812**	**(2,627)**	**($133,023)**	**$3,867,151**

The accompanying notes are an integral part of these company financial statements.

Notes to the Company Financial Statements

December 31, 2023

1. Accounting Policies

These company financial statements have been prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. For setting the principles for the recognition and measurement of assets and liabilities and determination of results for its separate financial statements, the Company makes use of the option provided in section 2:362(8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of the Company are the same as those applied for the consolidated EU-IFRS financial statements. These principles also include the classification and presentation of financial instruments, being financial assets, loans and receivables, cash and financial liabilities and commitments. In case no other principles are mentioned, refer to the accounting principles as described in the consolidated financial statements. For an appropriate interpretation of these statutory financial statements, the company financial statements should be read in conjunction with the consolidated financial statements.

Information on the use of financial instruments and on related risks for the group is provided in the notes to the consolidated financial statements of the group.

All amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated.

Participating interests in group companies

Group companies are all entities in which the Company has directly or indirectly control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the group company and has the ability to affect those returns through its power over the group company. Group companies are recognized from the date on which control is obtained by the Company and derecognized from the date that control by the Company over the group company ceases. Participating interests in group companies are accounted for in the company financial statements according to the net equity value, with separate presentation of the goodwill component under intangible fixed assets, with the principles for the recognition and measurement of assets and liabilities and determination of results as set out in the notes to the consolidated financial statements.

Participating interests with a negative net asset value are valued at nil. This measurement also covers any receivables provided to the participating interests that are, in substance, an extension of the net investment. In particular, this relates to loans for which settlement is neither planned nor likely to occur in the foreseeable future. A share in the profits of the participating interest in subsequent years will only be recognized if and to the extent that the cumulative unrecognized share of loss has been absorbed. If the Company fully or partially guarantees the debts of the relevant participating interest, or if has the constructive obligation to enable the participating interest to pay its debts (for its share therein), then a provision is recognized accordingly to the amount of the estimated payments by the Company on behalf of the participating interest.

Share of result of participating interests

The share in the result of participating interests consists of the share of the Company in the result of these participating interests. Results on transactions involving the transfer of assets and liabilities between the Company and its participating interests and mutually between participating interests themselves, are eliminated to the extent that they can be considered as not realized.

2. Intangible Fixed Assets

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Balance at the beginning of year	$229,407	$198,888
Goodwill acquired during the year	—	42,201
Purchase price adjustments	—	(303)
Currency adjustments	11,103	(11,379)
Balance at end of year	**$240,510**	**$229,407**

In 2023, the changes in goodwill resulted from foreign currency translation. In 2022, the changes in goodwill resulted from goodwill acquired during the year partially offset by foreign current translation.

All goodwill is monitored and tested in the consolidated Group as disclosed in Note 12 "Goodwill and Intangible Assets" to the Consolidated Financial Statements.

Notes to the Company Financial Statements

3. Tangible Fixed Assets

Property, Plant and Equipment

The changes in property, plant and equipment for the years ended December 31, 2023 and 2022 are as follows:

(in thousands)	2023	2022
Balance at the beginning of year	$624	$476
Additions	3	214
Depreciation	(90)	(66)
Balance at end of year	**$537**	**$624**

During 2023 and 2022, $0.1 million and $2.4 million of fully depreciated tangible fixed assets were retired, respectively. The historic cost as of December 31, 2023 and 2022 for property, plant and equipment was $1.8 million and $1.9 million, respectively. As of December 31, 2023 and 2022, accumulated amortization was $1.3 million and $1.2 million, respectively.

Right-of-use Assets

Right of use assets consist primarily of office and buildings, subject to lease arrangements.

Notes to the Company Financial Statements

4. Financial Fixed Assets

Financial Assets

At December 31, 2023 and 2022, the Company holds investments as summarized in the following table:

(in thousands)	2023	2022
Unquoted equity securities	$656	$656
Unquoted debt securities	389,698	607,997
Quoted debt securities	—	79,600
Financial assets	**$390,354**	**$688,253**
thereof current financial assets	$389,698	$687,597
thereof non-current financial assets	$656	$656

Information on the accounting for these financial assets is provided in Note 7 "Financial Assets" to the Consolidated Financial Statements of the Group.

Financial Fixed Assets

Financial fixed assets include our investments in subsidiaries, loans to our subsidiaries and investments in other interests where we have a significant influence. The financial fixed assets are presented in the balance sheet based on either their net asset value in accordance with the aforementioned accounting principles of the Consolidated Financial Statements, or at amortized cost. There are no indications the fair value of the financial assets are lower than the values as presented in the balance sheet as of December 31, 2023.

Notes to the Company Financial Statements

(in thousands)	Total	Participating interests in group companies	Loans receivable	Other participating interests
January 1, 2022	$5,344,330	$3,250,445	$2,086,503	$7,382
Capital payments / additions	231,827	209,820	20,903	1,104
Sales / repayments	(184,267)	(41,898)	(142,369)	—
Dividends received	(604,599)	(604,599)	—	—
Results from participating interests, after tax	389,145	389,657	—	(512)
Net actuarial gains	1,233	1,233	—	—
Effect of exchange rates	(62,235)	(58,851)	(3,384)	—
Other	14,357	14,357	—	—
December 31, 2022	**$5,129,791**	**$3,160,164**	**$1,961,653**	**$7,974**

(in thousands)	Total	Participating interests in group companies	Loans receivable	Other participating interests
January 1, 2023	$5,129,791	$3,160,164	$1,961,653	$7,974
Capital payments / additions	213,227	191,298	19,550	2,379
Sales / repayments	(190,848)	(4,052)	(186,796)	—
Dividends received	(175,923)	(175,923)	—	—
Results from participating interests, after tax	302,605	303,352	—	(747)
Net actuarial gains	167	167	—	—
Effect of exchange rates	70,535	(8,399)	78,934	—
Other	(32,134)	(32,134)	—	—
December 31, 2023	**$5,317,420**	**$3,434,473**	**$1,873,341**	**$9,606**

Loans receivable are related to loans with subsidiaries and comprise loans denominated in euro, Swiss franc, British pound, and U.S. dollar with maturities between February 2024 and January 2028, repayable at maturity or at any time prior to maturity. Interest on loans receivable is calculated based upon agreed contractual interest rates, with intercompany loans priced at arm's length, taking into account factors like the credit quality of the counterparty, tax implications, swap rates, country risks and currency risks.

Notes to the Company Financial Statements

Refer to Note 11 "Subsidiaries" for a list of our main subsidiaries.

Other Financial Fixed Assets

Other financial fixed assets primarily consist of prepayments and as of December 31, 2023 and 2022 totaled $4.7 million and $4.1 million, respectively.

5. Trade and Other Receivables

The receivables are carried at amortized cost, which is a reasonable approximation of fair value given the short maturities of the positions. All receivables have a maturity shorter than one year.

Receivables from Group Companies

The receivables from group companies includes intercompany accounts receivables, receivables from the group related to amounts due under stock plan reimbursement agreements and intercompany short-term loans receivable. At the consolidated Group, cash and liquidity needs are managed through in-house banking agreements, including observing and managing intercompany receivables and intercompany payables across the various group companies. In this process, intercompany balances can earn interest income or incur interest expense depending on the position, with interest charged at arms-length interest rates. QIAGEN N.V. recorded a net settlement of $7.2 million and $5.0 million of financial income from these transactions for the years ended December 31, 2023 and 2022, respectively.

(in thousands)	2023	2022
Intercompany accounts receivable	$1,119,897	$138,806
Intercompany receivables related to stock plan reimbursement agreements	105,920	65,659
Intercompany short-term loans receivable	—	22,232
Receivables from Group Companies	**$1,225,817**	**$226,697**

Notes to the Company Financial Statements

Prepaid and Other Current Assets

Prepaid expenses and other current assets are summarized as follows as of December 31, 2023 and 2022:

(in thousands)	2023	2022
Cash collateral	$87,666	$21,083
Other receivables	17,090	6,911
Income taxes receivable	4,392	—
Prepaid expenses	1,670	936
Value-added tax	152	90
Other current assets	**$110,970**	**$29,020**

The cash collateral asset represent amounts we may receive under bilateral collateralization contracts that we have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts. Under these contracts, we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties.

As of December 31, 2022, other current assets included a current loan receivable related to a $10.6 million convertible note from Ellume Limited, Australia, which bears interest at 10% and was due on December 31, 2022. As of December 31, 2022, we retained the loan receivable, while fully reserved, as we awaited the outcome of voluntary administration and any creditor arrangement. During 2023, we had no possibility of collection from Ellume and no expectation of any recovery of the defaulted amount. Accordingly, the loan receivable was fully written off against the reserve in 2023.

Notes to the Company Financial Statements

6. Common Shares

The authorized classes of our shares consist of Common Shares, Preference Shares and Financing Preference Shares. No Financing Preference Shares or Preference Shares have been issued. The Company had the following authorized shares issued and outstanding as of December 31, 2023 and 2022:

Authorized, (in thousands)	2023	2022
Common shares	410,000	410,000
Preference shares	450,000	450,000
Financing preference shares	40,000	40,000
At December 31st	**900,000**	**900,000**

Issued and outstanding, (in thousands)	2023	2022
Common shares issued	230,829	230,829
Treasury shares	(2,627)	(3,113)
Outstanding at December 31st	**228,202**	**227,716**

Par value in EUR per share	2023	2022
Common shares	0.01	0.01
Preference shares	0.01	0.01
Financing preference shares	0.01	0.01

Par value (in thousands)	2023	2022
Common shares issued at December 31st in EUR	2,308	2,308
Common shares issued at December 31st in USD	2,496	2,433

Notes to the Company Financial Statements

7. Equity

Share Premium

The share premium concerns the income from the issuing of shares in so far as this exceeds the nominal value of the shares (above par income). Of share premium, no legal restrictions apply to the distribution thereof and therefore can be considered freely distributable.

Legal Reserves

Legal reserves as of December 31, 2023 and 2022 were $(347.1) million and $(314.8) million, respectively, and include the following amounts:

(in thousands)	2023	2022
Cumulative foreign currency translation adjustment	($353,180)	($341,699)
Capitalized development costs related to subsidiaries	43,482	42,515
Cash flow hedge reserve	(37,371)	(15,637)
Legal reserves	**($347,069)**	**($314,821)**

The legal reserves set up in connection with the capitalized development costs related to subsidiaries as described in Note 12 "Goodwill and Intangible Assets" to the Consolidated Financial Statements of the Group. As a result of the capitalization and subsequent amortization of these capitalized development costs, the net impact on the legal reserves was $1.0 million and $5.5 million for the years ended December 31, 2023 and 2022, respectively.

Other Reserves

Other reserves as of December 31, 2023 and 2022 include the amounts as follows.

(in thousands)	2023	2022
Pension reserve, net of tax	$812	$645

8. Financial Debts and Payables to Group Companies

Financial Debts

Information on the current and non-current portions of our financial debts are provided under Note 16 "Financial Debts" to the Consolidated Financial Statements of the Group.

Certain of our debt agreements contain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of assets, restrictions on priority indebtedness and maintenance of certain financial ratios. We were in compliance with these covenants at December 31, 2023.

Of the total $1.5 billion financial debts as of December 31, 2023, $0.6 billion is included in current liabilities and $0.9 billion is included in non-current liabilities in the accompanying balance sheet of QIAGEN N.V.

During the years ended December 31, 2023 and 2022, financial income of $160.6 million and $118.1 million, respectively, is included in the accompanying income statement of QIAGEN N.V. and includes $76.8 million and $82.6 million, respectively, of interest on our intercompany loans with subsidiaries, as discussed in Note 4. Financial Fixed Assets.

Financial expense of $108.9 million and $74.3 million was incurred for the years ended December 31, 2023 and 2022, respectively, and is primarily composed of interest charged on current and non-current third-party loans and on intercompany payables due to group companies.

Payables to Group Companies

The payables to group companies include intercompany accounts payable and intercompany short-term loans payable. The payables are carried at amortized cost, which is a reasonable approximation of fair value given the short maturities of the positions. At the consolidated Group, cash and liquidity needs are managed through in-house banking agreements, including observing and managing intercompany receivables and intercompany payables across the various group companies. In this process, intercompany balances can earn interest income or incur interest expense depending on the position, with interest charged at arms-length interest rates. QIAGEN N.V. recorded a net settlement of $53.3 million and $16.5 million of financial expense from these transactions for the years ended December 31, 2023 and 2022, respectively.

Notes to the Company Financial Statements

(in thousands)	2023	2022
Intercompany accounts payable	$2,327,679	$1,434,457
Intercompany short-term loans payable	47,011	42,760
Payables to group companies	**$2,374,690**	**$1,477,217**

9. Financial Instruments

Information on the use of financial instruments and on related risks is provided in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" to the Consolidated Financial Statements of the Group and includes information about the Group's exposure to these risks, the Group's objectives, policies and processes for measuring and managing risk, and the Group's management of capital.

These risks, objectives, policies and processes for measuring and managing risk, and the management of capital apply also to the separate financial statements of QIAGEN N.V.

In the ordinary course of business, we use derivative instruments to manage potential losses from foreign currency exposures and interest bearing assets or liabilities as further described in Note 26 to the Consolidated Financial Statements of the Group. For the years ended December 31, 2023 and 2022, gains and losses on these derivatives instruments are included in Other financial results in the accompanying income statements of QIAGEN N.V.

Guarantees

It is our general group policy to ensure that our subsidiaries have access to sufficient financial and other resources to conduct their respective business. It is our intention to provide necessary support to ensure that subsidiaries continue as a going concern and from time to time, the Company has issued letters of comfort to third parties in connection with transactions entered into by our subsidiaries.

The Company has issued €7.7 million (approximately $8.5 million) of letters of credit guaranteeing various beneficiaries to cover for nonpayment on behalf of QIAGEN N.V. as well as its designated subsidiaries in the event of a default.

QIAGEN N.V. has issued financial support letters and declarations of joint and several liability in accordance with article 403 Part 9 of Book 2 of The Dutch Civil Code with respect to the following Dutch subsidiaries: QIAGEN Distribution B.V. and QIAGEN Benelux B.V. As of December 31, 2023, there are no actual liabilities arising from the issuance of these letters and declarations.

Notes to the Company Financial Statements

Furthermore, QIAGEN N.V. has guaranteed all liabilities outstanding at December 31, 2023, until all are satisfied in full, as follows:

- in accordance with section 264 III of the German Commercial Code with respect to the following German subsidiaries: QIAGEN GmbH (registered under HRB 45822 Trade Register Düsseldorf, Germany), DIALUNOX GmbH (registered under HRB 590384 Trade Register Freiburg im Breisgau, Germany) and QIAGEN Hamburg GmbH (registered under HRB 71271 Trade Register Düsseldorf, Germany); and
- in accordance with section 479C of the U.K. Companies Act 2006 with respect to the following U.K. subsidiaries: QIAGEN Healthcare Biotechnologies Limited (registration #11561466) and QIAGEN Healthcare Biotechnologies Systems Limited (registration #11562019).

10. Income Tax

The reconciliation of income taxes from the Dutch statutory rate to the effective tax rate is as follows:

		2023		2022
(in thousands)	Amount	Percent	Amount	Percent
Income before income taxes	$183,784		$190,431	
At Dutch statutory income tax rate	47,416	25.8 %	49,131	25.8 %
Deductible expenses	(35,972)	(19.6) %	(40,391)	(21.2) %
Tax exempt income	(193)	(0.1) %	(232)	(0.1) %
Adjustment in valuation of deductible losses	(9,601)	(5.2) %	(3,132)	(1.6) %
Other items	(69)	— %	(1,460)	(0.8) %
Total income tax	**$1,581**	**0.9 %**	**$3,916**	**2.1 %**

Together with Life Biotech Partners B.V., the Company forms a fiscal unity for corporate income tax purposes. For value-added tax purposes, the fiscal unity includes all Dutch subsidiaries of the Company. The standard conditions of fiscal unity stipulate that each of the companies is liable for the tax payable of all companies belonging to the fiscal unity

Notes to the Company Financial Statements

11. Subsidiaries

The following is a list of the Company's subsidiaries as of December 31, 2023, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary. A list of subsidiaries has been filed with the Chamber of Commerce in Roermond, the Netherlands, in April 2023 and is available from the company upon request.

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
Amnisure International LLC	USA	100 %	100 %
Life Biotech Partners B.V.	Netherlands	100 %	100 %
NeuMoDx Molecular Inc.	USA	100 %	100 %
STAT-Dx Life S.L.	Spain	100 %	100 %
Verogen, Inc.	USA	100 %	100 %
QIAGEN Aarhus A/S	Denmark	100 %	100 %
QIAGEN AB	Sweden	100 %	100 %
QIAGEN AG	Switzerland	100 %	100 %
QIAGEN Australia Holding Pty. Ltd.	Australia	100 %	100 %
QIAGEN Benelux B.V.	Netherlands	100 %	100 %
QIAGEN Beverly LLC	USA	100 %	100 %
QIAGEN Biotecnologia Brasil Ltda.	Brazil	100 %	100 %
QIAGEN China (Shanghai) Co. Ltd.	China	100 %	100 %
QIAGEN Deutschland Holding GmbH	Germany	100 %	100 %
QIAGEN Distribution B.V.	Netherlands	100 %	100 %
QIAGEN France S.A.S.	France	100 %	100 %
QIAGEN Gaithersburg LLC	USA	100 %	100 %
QIAGEN Gdańsk Sp. z.o.o.	Poland	100 %	100 %
QIAGEN GmbH	Germany	100 %	100 %
QIAGEN Hamburg GmbH	Germany	100 %	100 %
QIAGEN Hong Kong Pte. Ltd.	China	100 %	100 %
QIAGEN Inc.	Canada	100 %	100 %
QIAGEN India Pvt. Ltd.	India	100 %	100 %

Notes to the Company Financial Statements

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
QIAGEN K.K.	Japan	100 %	100 %
QIAGEN Korea Ltd.	Korea (South)	100 %	100 %
QIAGEN LLC	USA	100 %	100 %
QIAGEN Ltd.	UK	100 %	100 %
QIAGEN Luxembourg SARL	Luxembourg	100 %	100 %
QIAGEN Manchester Ltd.	UK	100 %	100 %
QIAGEN Manila Inc.	Philippines	100 %	100 %
QIAGEN North American Holdings Inc.	USA	100 %	100 %
QIAGEN Pty. Ltd.	Australia	100 %	100 %
QIAGEN Redwood City, Inc.	USA	100 %	100 %
QIAGEN S.r.l.	Italy	100 %	100 %
QIAGEN Sciences LLC	USA	100 %	100 %
QIAGEN Singapore Pte. Ltd.	Singapore	100 %	100 %
QIAGEN Taiwan Co. Ltd.	Taiwan	100 %	100 %
QIAGEN Business Management MEA Ltd.	UAE	100 %	100 %
QIAGEN Wroclaw Sp.z.o.o.	Poland	100 %	100 %

12. Employee Information

Employees

The average number of employees employed in the Netherlands during the year ended December 31, 2023 was 59 (2022: 60).

Personnel Costs

Personnel costs for the Company amounted to $2.3 million in 2023 (2022: $2.4 million) as further detailed below by functional area in which the respective employee works.

Notes to the Company Financial Statements

(in thousands)	2023	2022
Salaries and wages	$2,180	$2,214
Social security and pension	126	108
Other	13	103
Personnel costs	**$2,319**	**$2,425**

The employee pension plans are financed through contributions to external pension insurance companies. The contribution due is accounted for in the profit and loss as an expense. Prepaid contributions are recognized as deferred assets if these lead to a refund or reduction of future payments. Contributions that are due but have not yet been paid are presented as liabilities.

13. Related Party Transactions

Information on related party transactions including remuneration of the members of the Managing and Supervisory Board is provided under Note 24 "Related Party Transactions" to the Consolidated Financial Statements of the Group. Information on the remuneration policy is provided in the Corporate Governance Report.

14. Auditor Fees

Information on auditor fees is provided under Note 29 "Fees Paid to External Auditors" to the Consolidated Financial Statements of the Group.

15. Subsequent Events

Based on the Company's review, no events or transactions have occurred subsequent to December 31, 2023 other than those described in Note 30 "Subsequent Events" to the Consolidated Financial Statements, that would have a material impact on the financial statements as presented.

Notes to the Company Financial Statements

Signatures

Venlo, the Netherlands, April 26, 2024

QIAGEN N.V.

Thierry Bernard	Roland Sackers
Chief Executive Officer	Chief Financial Officer

QIAGEN N.V.

Other information

KPMG

Independent auditor's report

To: the General Meeting of Shareholders and the Supervisory Board of QIAGEN N.V.

Report on the audit of the financial statements 2023 included in the Annual Report

Our opinion

In our opinion:

- the accompanying consolidated financial statements give a true and fair view of the financial position of QIAGEN N.V. as at 31 December 2023 and of its result and its cash flows for the year then ended, in accordance with IFRS Accounting Standards as endorsed by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.
- the accompanying company financial statements give a true and fair view of the financial position of QIAGEN N.V. as at 31 December 2023 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

What we have audited

We have audited the financial statements 2023 of QIAGEN N.V. (the Company) based in Venlo, the Netherlands. The financial statements include the consolidated financial statements and the company financial statements.

The consolidated financial statements comprise:

1. the consolidated balance sheet as at 31 December 2023;
2. the following consolidated statements for 2023: the income statement, the statement of comprehensive income, the statement of cash flows and statement of changes in equity; and
3. the notes comprising material accounting policy information and other explanatory information.

The company financial statements comprise:

1 the company balance sheet as at 31 December 2023;
2 the company income statement for 2023;
3 the company statement of changes in equity for 2023; and
4 the notes comprising a summary of the material accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the 'Our responsibilities for the audit of the financial statements' section of our report.

We are independent of QIAGEN N.V. in accordance with the 'Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten' (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the 'Verordening gedrags- en beroepsregels accountants' (VGBA, Dutch Code of Ethics).

We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The information in respect of going concern, fraud and non-compliance with laws and regulations, and the key audit matter was addressed in this context, and we do not provide a separate opinion or conclusion on these matters.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Information in support of our opinion

Summary

Materiality
• Materiality of USD 20 million • 3.5% of profit before taxes

KPMG

Group audit

- Audit coverage of 93% of total assets
- Audit coverage of 85% of net sales

Risk of material misstatements related to Fraud, NOCLAR, Going concern risks

- Fraud risks: presumed risk of management override of controls and presumed risk of revenue recognition identified and further described in the section ‘Audit response to the risk of fraud and non-compliance with laws and regulations’.
- Non-compliance with laws and regulations (NOCLAR) risks: no risk of material misstatement related to NOCLAR risks identified.
- Going concern risks: no going concern risks identified.

Key audit matters

- Assessment of unrecognized income tax benefits

Materiality

Based on our professional judgement we determined the materiality for the financial statements as a whole at USD 20 million (2022: USD 20 million). The materiality is determined with reference to profit before taxes expense (2023: 3.5%, 2022: 3.0%). We consider profit before taxes as the most appropriate benchmark because of the nature of the business and the fact that the main stakeholders are primarily focused on income before taxes. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the Supervisory Board that unadjusted misstatements identified during our audit in excess of USD 1 million would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

KPMG

Scope of the group audit

QIAGEN N.V. is at the head of a group of components. The financial information of this group is included in the financial statements of QIAGEN N.V.

Our group audit mainly focused on significant components. These are components that are (i) of individual financial significance to the group, or (ii) that, due to their specific nature or circumstances, are likely to include significant risks of material misstatement of the group financial statements.

We have:

- performed audit procedures ourselves at group level, mainly related to the financial statements process, conversion of US GAAP to IFRS, compliance with Part 9 of Book 2 of the Dutch Civil Code and financial statement disclosure audit;
- made use of the work of the KPMG member firm in Germany (‘component auditor’) for the audit of the consolidated financial statements of QIAGEN N.V. under US GAAP;
- made use of the work of component auditor who performed full scope audit procedures and audit of specific items at both significant and non-significant components and the parent company.

For the residual population not in scope the component auditor performed analytical procedures in order to corroborate that the scoping remained appropriate throughout the audit.

We have used the work of the KPMG member firm in Germany which operated under our instructions and performed the work ourself on the company financial statements regarding the investments in subsidiaries and the result from subsidiaries. We were in close contact with management and the KPMG member firm in Germany throughout the audit. We reviewed both the reporting from and the audit files of the component auditor and determined the sufficiency and appropriateness of the work performed.

By performing the procedures mentioned above at group components, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the financial statements.

KPMG

The audit coverage as stated in the section summary can be further specified as follows:

Total assets

61%
Audit of the complete reporting package

32%
Audit of specific Items

Net sales

56%
Audit of the complete reporting package

29%
Audit of specific items

Audit response to the risk of fraud and non-compliance with laws and regulations

In the chapter 'Governance, Ensuring Business with Integrity, Compliance, Anti-corruption and Anti-trust' of the Management Report of the Annual Report, the Managing Board describes its procedures in respect of the risk of fraud and non-compliance with laws and regulations and the Supervisory Board reflects on this in the 'Supervisory Board Report' in the Annual Report.

As part of our audit, we have gained insights into the Company and its business environment and the Company's risk management in relation to fraud and non-compliance. Our procedures included, among other things, assessing the Company's code of ethics, whistleblowing procedures, incidents register and its procedures to investigate indications of possible fraud and non-compliance. Furthermore, we performed relevant inquiries with the Managing Board, Supervisory Board, including Audit Committee and other relevant functions, such as the Manager Internal Audit, Head of Global Legal Affairs and Compliance and the Global

Compliance Manager and included correspondence with relevant supervisory authorities and regulators in our evaluation. We have also incorporated elements of unpredictability in our audit, such as changes in our scoping of entities for which audit procedures have been performed and by adding and revising high-risk journal entry criteria and resulting routines compared to our previous year's audit.

As a result from our risk assessment, we did not identify laws and regulations that likely have a material effect on the financial statements in case of non-compliance:

- anti-bribery and corruption laws and regulations, anti-money laundering and terrorist financing laws and regulations, trade sanctions and export control laws and regulations (reflecting the Company's global operations);
- anti-competition laws and regulation, data privacy legislation (reflecting the nature of the Company's business);
- labor and human rights laws (reflecting the Company's significant and geographically diverse work force).

We, together with our forensics specialists, evaluated the fraud and non-compliance risk factors to consider whether those factors indicate a risk of material misstatement in the financial statements.

Based on the above and on the auditing standards, we identified the following fraud risks that are relevant to our audit, including the relevant presumed risks laid down in the auditing standards, and responded as follows:

- **Management override of controls (a presumed risk)**

Risk:

- Management is in a unique position to manipulate accounting records and prepare fraudulent financial statements by overriding controls that otherwise appear to be operating effectively. We identified this risk primarily in the areas where judgment is involved as management may rationalize unrealistic or unreliable assumptions used in relation to amongst others the accounting for unrecognized tax benefits and the assessment of valuation of deferred tax assets.

Responses:

- We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness of internal controls that mitigate fraud risks, such as processes related to journal entries and significant estimates related to unrecognized tax benefits and recognition and valuation of deferred tax assets.
- We performed a data analysis of high-risk journal entries, including revenue recognized through manual journal entries (see 'revenue recognition' below). Where we identified instances of unexpected journal entries or other risks through our data analytics, we performed additional audit procedures to address each identified risk, including testing of transactions back to source information.
- We evaluate the selection and application of accounting policies to determine if there are indicators that management is intentionally manipulating earnings in the selection and application of accounting policies.

KPMG

- **Revenue recognition (a presumed risk)**

Risk:

- Revenue exists of a large number of sales transactions with an individual insignificant value. We do not consider a fraud risk in relation to regular sales transactions as a multitude of transactions require to be inappropriately recorded in order to have a material impact on the financial statements. This risk is considered to be remote.
  We did identify a fraud risk in relation to revenue recorded through manual journal entries as such entries could potentially have a material impact on the revenue recognized.

Responses:

- We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness of internal controls that mitigate fraud risks, such as processes related to manual journal entries.
- We performed a data analysis of manual journal entry postings to revenue throughout the financial year. Where we identified instances of manual journal entries to revenue accounts we inspected such manual entries by assessing the underlying support for such entries.

We communicated our risk assessment, audit responses and results to the Managing Board and the Audit Committee of the Supervisory Board.

Our audit procedures did not reveal indications and/or reasonable suspicion of fraud and non-compliance that are considered material for our audit.

Audit response to going concern

The Managing Board has performed its going concern assessment and has not identified any going concern risks. To assess the Managing Board's assessment, we have performed, inter alia, the following procedures:

- we considered whether the Managing Board's assessment of the going concern risks includes all relevant information of which we are aware as a result of our audit;
- we considered whether recent developments, such as, however not limited to, uncertainties in global markets and international conflicts, indicate a going concern risk;
- we inspected the financing agreement in terms of conditions that could lead to going concern risks, including the term of the agreement and any covenants; and

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— we analyzed the company's financial position as at year-end and compared it to the previous financial year in terms of indicators that could identify going concern risks.

The outcome of our risk assessment procedures did not give reason to perform additional audit procedures on the Managing Board's going concern assessment.

Our key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements. We have communicated below key audit matter to the Supervisory Board. The below key audit matter is not a comprehensive reflection of all matters discussed.

Assessment of unrecognized income tax benefits

Description

As disclosed in Note 17 to the consolidated financial statements, the Company conducts its business globally and, as a result, files numerous consolidated and separate income tax returns in the Netherlands, Germany and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. This multi-jurisdictional business operation involves complex intercompany operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related income tax exposures. The Company initially recognizes and subsequently measures the unrecognized tax benefits in its consolidated financial statements when it is probable that the position will be sustained upon examination by the taxing authorities. As of December 31, 2023, the Company recorded unrecognized tax benefits of USD 95.6 million (December 31, 2022: USD 79.3 million).

We identified the assessment of unrecognized tax benefits as a key audit matter. Complex auditor judgment and specialized skills and knowledge were required in evaluating the Company's interpretation and application of tax laws in the jurisdictions where it operates and its estimate of the resolution of the tax position.

Our response

The following are the primary procedures we performed to address this key audit matter:

– We evaluated the design, implementation and tested the operating effectiveness of certain internal controls related to the Company's internal assessment process for unrecognized tax benefits, including controls related to
  (1) its interpretation and application of tax statutes and legislation, and changes thereto, in the various jurisdictions in which it operates and;
  (2) its determination of the estimate for the associated unrecognized tax benefit.

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- We performed a retrospective analysis to evaluate the historical accuracy of management's estimates.
- We inspected the Company's legal composition to identify and assess changes in operating and tax structures and financing arrangements.
- We inquired the Company's tax department in combination with inspecting correspondence with the responsible taxing authorities with respect to the results of inspections by the taxing authorities.
- We involved KPMG tax and transfer pricing specialists with specialized skills and knowledge, who assisted in:

  - analysing the Company's interpretation and application of multi-jurisdictional income tax laws, and changes thereto, and its impact on the unrecognized tax benefit by reading advice obtained from the Company's external specialists.

  - inspecting the lapse of statute of limitations and settlements with tax authorities over a selection of unrecognized tax benefits to evaluate the amount in the settlement documents compared to the unrecognized tax benefit; and

  - inspecting a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives.
- Finally we assessed the adequacy of the disclosure in Note 17 to the consolidated financial statement.

Our observation

Based on our procedures performed we conclude that the Company's accounting for unrecognized tax benefits is supported by appropriate evidence and we conclude the related disclosure in Note 17 to the consolidated financial statements is in accordance with EU-IFRS.

Report on the other information included in the annual report

In addition to the financial statements and our auditor's report thereon, the annual report contains other information.

Based on the following procedures performed, we conclude that the other information:

- is consistent with the financial statements and does not contain material misstatements; and
- contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report and other information.

We have read the other information in the annual report. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information in the annual report contains material misstatements.

By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is less than the scope of those performed in our audit of the financial statements.

Management is responsible for the preparation of the other information, including the information as required by Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements and ESEF

Engagement

We were initially appointed by the General Meeting of Shareholders as auditor of QIAGEN N.V. on 23 June 2015, as of the audit for the year 2015 and have operated as statutory auditor ever since that financial year.

No prohibited non-audit services

We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audits of public-interest entities.

European Single Electronic Format (ESEF)

QIAGEN N.V. has prepared its annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF).

In our opinion the annual report prepared in XHTML format, including the (partly) marked-up consolidated financial statements as included in the reporting package by QIAGEN N.V., complies in all material respects with the RTS on ESEF.

Management is responsible for preparing the annual report including the financial statements in accordance with the RTS on ESEF, whereby Management combines the various components into one single reporting package.

Our responsibility is to obtain reasonable assurance for our opinion whether the annual report in this reporting package complies with the RTS on ESEF. We performed our examination in accordance with Dutch law, including Dutch Standard 3950N ’Assurance-opdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument’ (assurance engagements relating to compliance with criteria for digital reporting). Our examination included among others:

- Obtaining an understanding of the entity's financial reporting process, including the preparation of the reporting package;
- Identifying and assessing the risks that the annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including:

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- Obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files have been prepared in accordance with the technical specifications as included in the RTS on ESEF;
- Examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF.

Description of responsibilities regarding the financial statements

Responsibilities of Managing Board and the Supervisory Board for the financial statements

Managing Board is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, Managing Board is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. In that respect Managing Board, under supervision of the Supervisory Board, is responsible for the prevention and detection of fraud and non-compliance with laws and regulations, including determining measures to resolve the consequences of it and to prevent recurrence.

As part of the preparation of the financial statements, Managing Board is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, Managing Board should prepare the financial statements using the going concern basis of accounting unless Managing Board either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Managing Board should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.

The Supervisory Board is responsible for overseeing the Company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud during our audit.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

A further description of our responsibilities for the audit of the financial statements is included in appendix of this auditor's report. This description forms part of our auditor’s report.

KPMG

Maastricht, April, 26 2024

KPMG Accountants N.V.

R. Meester RA

Appendix:
Description of our responsibilities for the audit of the financial statements

KPMG

Appendix

Description of our responsibilities for the audit of the financial statements

We have exercised professional judgement and have maintained professional scepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included among others:

- identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than the risk resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;
- evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Managing Board;
- concluding on the appropriateness of Managing Board's use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on QIAGEN N.V.'s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause a company to cease to continue as a going concern;
- evaluating the overall presentation, structure and content of the financial statements, including the disclosures; and
- evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We are solely responsible for the opinion and therefore responsible to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the financial statements. In this respect we are also responsible for directing, supervising and performing the group audit.

We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee in accordance

with Article 11 of the EU Regulation on specific requirements regarding statutory audits of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor's report.

We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Supervisory Board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Provisions in the Articles of Association Governing the Appropriation of Net Income

According to Article 40 till 42 of the Articles of Association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders' equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the "Preference Share Dividend") in a percentage (the "Preference Share Dividend Percentage") of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Appendices

Memorandum and Articles of Association

We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our Articles of Association, as lastly amended on January 29, 2024 (the Articles), and Dutch law, where appropriate. The below also contains information on provisions of the Dutch Corporate Governance Code 2022, (the Dutch Code), which contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for sustainable long-term value creation, risk control, effective management and supervision, remuneration and the relationship with Shareholders, including the General Meeting, and other stakeholders. A listed company should either comply, or if not, explain in its management report why and to what extent it does not comply, with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below.

This summary does not purport to be complete and is qualified in its entirety by reference to the Articles, Dutch Law and the Dutch Code.

Corporate Purpose
Our objectives include, without limitation, the performance of activities in the biotechnology industry, as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business.

Managing Directors
QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The Managing Board is responsible for our continuity and our affiliated enterprise. The Managing Board focuses on our sustainable long-term value creation and our affiliated enterprise, and takes into account the impact the actions of the Company and its affiliated enterprise have on people and the environment as well as our stakeholders' interests that are relevant in this context, which include but are not limited to our shareholders. Managing Directors shall be appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (Joint Meeting), having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a Managing Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management board rules governing the internal organization of the Managing Board.

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of service of the Managing Directors within the scope of the remuneration policy. The current remuneration policy of the Managing Board was adopted in our Annual General Meeting on June 29, 2021.

Resolutions of the Managing Board shall be validly adopted, if adopted by simple majority of votes, at least one of whom voting in favor of the proposal must be the Chairman. Each Managing Director has the right to cast one vote.

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us and our business on a certain matter, that Managing Director shall not participate in the discussions and voting on that matter. If all Managing Directors have a conflict of interest, such resolution shall be adopted

by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve on the matter. According to the Dutch Code, any conflict of interest or apparent conflict of interest between the Company and Managing Directors should be prevented. To avoid conflicts of interest, adequate measures should be taken. Under the Dutch Code, the Supervisory Board is responsible for the decision-making on dealing with conflicts of interest regarding Managing Directors, Supervisory Directors and majority shareholders in relation to us. A Managing Director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such Managing Director to the Chairman of the Supervisory Board and to the other members of the Managing Board without delay. The Supervisory Board should decide, outside the presence of the Managing Director, whether there is a conflict of interest. All transactions in which there are conflicts of interest with Managing Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Managing Director concerned, require the approval of the Supervisory Board.

Supervisory Directors

The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve the interests of our Company and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting, provided that the number of Supervisory Directors that may be appointed in this manner is limited to one-third of the number of Supervisory Directors determined by the Joint Meeting. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies on the board of directors of a corporation. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting.

Under Dutch law, in the event that there is a conflict of interest between a Supervisory Director and us and our business on a certain matter, that Supervisory Director shall not participate in the discussions and voting on that matter. Under the Dutch Code, a Supervisory Director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to such Supervisory Director to the Chairman of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the Supervisory Director concerned, whether there is a conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. All transactions in which there are conflicts of interest with Supervisory Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.

In accordance with Dutch law and the Dutch Code, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation Committee with due observance of the remuneration policy for Supervisory Directors as adopted at the 2021 Annual General Meeting. Under the Dutch Code, any shares held by a Supervisory Director in the Company on whose board he or she sits should be long-term investments.

Appendices

Liability of Managing Directors and Supervisory Directors

Under Dutch law, as a general rule, Managing Directors and Supervisory Directors are not liable for obligations we incur. Under certain circumstances, however, they may become liable, either towards QIAGEN (internal liability) or to others (external liability), although some exceptions are described below.

Liability towards QIAGEN

Failure of a Managing Director or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing Director or Supervisory Director must be deemed to have been grossly negligent. Managing Directors are jointly and severally liable for failure of the Managing Board as a whole, but an individual Managing Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences. Supervisory Directors are jointly and severally liable for failure of the Supervisory Board as a whole, but an individual Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences.

Liability for Misrepresentation in Annual Accounts

Managing Directors and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, management commentary or interim statements of QIAGEN, although a Managing Director or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing Director or Supervisory Director may be found to be criminally liable if he or she deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.

Tort Liability

Under Dutch law, there can be liability if one has committed a tort (onrechtmatige daad) against another person. Although there is no clear definition of "tort" under Dutch law, breach of a duty of care towards a third party is generally considered to be a tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing Director or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing Directors or Supervisory Directors.

Criminal Liability

Under Dutch law, if a legal entity has committed a criminal offense, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he or she played a reasonably active role in the criminal act.

Indemnification

Article 27 of our Articles provides that we shall indemnify every person who is or was a Managing Director or Supervisory Director against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. An exception is made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to us.

Classes of Shares

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

Appendices

Common Shares

Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in either our shareholders register with Equiniti Trust Company, LLC, our transfer agent and registrar in New York, or our shareholder register with TMF Fund Services B.V., Westblaak 89, 3012 KG Rotterdam, the Netherlands.

The transfer of registered shares requires a written instrument of transfer and the written acknowledgment of such transfer by us or the New York Transfer Agent (in our name).

Financing Preference Shares

No Financing Preference Shares are currently issued or outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under "Dividends" below. We have no present plans to issue any Financing Preference Shares.

Preference Shares

No Preference Shares are currently issued or outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates shall be issued for Preference Shares. Only 25% of the nominal value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (or the call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under "Dividends" below.

Pursuant to our Articles, QIAGEN's Supervisory Board is entitled, if and in so far as the Supervisory Board has been designated by our General Meeting, to resolve to issue Preference Shares in the event that (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding, or (ii) the Supervisory Board has determined a person to be an "adverse person." For this purpose, an "adverse person" is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial, which must be at least 10% of the issued share capital, and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects. Currently the Supervisory Board has not been designated to issue Preference Shares.

On August 2, 2004, we entered into an agreement (Option Agreement) with Stichting Preferente Aandelen QIAGEN (SPAQ) which was most recently amended on June 4, 2012. Pursuant to the Option Agreement, SPAQ was granted an option to acquire such number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. SPAQ may exercise its right to acquire the Preference Shares in all situations that it believes that our interest or our stakeholders' interests are at risk (which situations include but are not limited to (i) receipt of a notification from the Managing Board that a takeover is imminent, and (ii) receipt of a notification from the Managing Board that one or more activist shareholders take a position that is not in the interest of QIAGEN, our shareholders or our other stakeholders), provided that the conditions mentioned in the previous paragraph have been met. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.

SPAQ was incorporated on August 2, 2004. Its principal office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands. Its statutory objectives are to protect our interests and our enterprise and the enterprises of companies which

Appendices

are linked to us. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in our interests and the interests of our stakeholders.

The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ, two members were appointed to the board of SPAQ who resigned in 2019. In December 2019, two new members were appointed. After serving on the board of SPAQ for four years, these board members were reappointed at the end of 2023 for an additional two year term each. The board of SPAQ may appoint additional members to the board. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board.

Issuance of shares

Under our Articles, the Supervisory Board has the power to issue Shares and determine the issue price and further conditions of such issuance, provided that it has been authorized by the General Meeting to do so. The authorization referred to in the preceding sentence can only be granted for a specific period of time not exceeding five years and may be extended in the same manner. If there is no designation of the Supervisory Board to issue shares in force, the General Meeting shall have authority to issue shares, but only upon the proposal of, and in accordance with the issue price and further conditions as determined by, the Supervisory Board. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

On June 22, 2023, the General Meeting resolved to authorize the Supervisory Board until December 22, 2024, to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of 50% of the shares issued and outstanding in the capital of the Company as of December 31, 2022, as included in the Annual Accounts for Calendar Year 2022.

Pre-emptive Rights

Under our Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to employees of the Company or one of our group companies. Under our Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the Supervisory Board's authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or (ii) to designate the Supervisory Board as the corporate body that has authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

On June 22, 2023, the General Meeting resolved to grant the authority to restrict or exclude pre-emptive rights until December 22, 2024. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2022.

Acquisition of Our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders' equity less the payment required to make the

Appendices

acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company's issued share capital on the date of the acquisition. On June 22, 2023, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may, for an 18-month period beginning June 22, 2023, until December 24, 2024, cause us to acquire shares in our own share capital, up to 10% of the Company's issued share capital on the date of the acquisition and provided that the Company or any subsidiary shall not hold more than 10% of the Company's issued share capital at any time, without limitation at a price between one euro cent (euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one euro cent (euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Synthetic Share Repurchase

During the Annual General Meeting held on June 22, 2023, the General Meeting approved a proposal to allow the Managing Board, subject to the approval of the Supervisory Board, to, during a period of 18 months from the date of the Annual General Meeting, i.e. until December 22, 2024, adjust the Company's capital structure and to repay capital to our shareholders via a synthetic share repurchase within predetermined boundaries, and with the key consequences of such synthetic share repurchase being that: (i) an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, of up to a maximum $300 million would be paid to our shareholders as a capital repayment, and (ii) the number of outstanding Common Shares would at least be decreased by a number of Common Shares approximately equal to the number of Common Shares that the Company, theoretically, could have repurchased for the aggregate amount repaid to our shareholders.

For more information on the synthetic share repurchase, we refer to the explanatory notes to agenda item 14 in the proxy statement relating to the Annual General Meeting of June 22, 2023 as well as our press release of January 18, 2024.

Capital Reduction

Subject to the provisions of Dutch law and our Articles, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares, or (ii) reducing the nominal value of shares through an amendment of our Articles. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares.

Cancellation of Fractional Common Shares

Prior to the synthetic share repurchase described above, the Company held fractional Common Shares and as part of the synthetic share repurchase, the Company acquired additional fractional Common Shares. In an effort to, as much as possible, clean up the composition of the Company's share capital, the General Meeting of June 22, 2023 resolved to reduce the issued share capital of the Company by cancelling all fractional Common Shares (i) the Company holds in its own capital at the date of the 2023 Annual General Meeting, or will hold in its own share capital following execution of certain steps making-whole the then issued and outstanding fractional Common Shares, and (ii) the Company will hold in its own capital as a result of the synthetic share

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repurchase described above and the execution of certain steps making-whole the then issued and outstanding fractional Common Shares. The cancellation may be implemented in one or more tranches, at the discretion of the Managing Board.

Financial Year, Annual Accounts and Independent Registered Public Accounting Firm

Our financial year coincides with the calendar year. Dutch law requires that within four months after the end of the financial year, the Managing Board must make available a report with respect to such financial year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an Independent Registered Public Accounting Firm. The annual report is submitted to the Annual General Meeting for adoption.

The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards and to issue a report thereon. On June 22, 2023, our shareholders appointed KPMG Accountants N.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards for the year ending December 31, 2023.

Dividends and Other Distributions

Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders' equity below the sum of the paid-up and called-up capital and called-up and any reserves required by Dutch law or our Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the Preference Share Dividend) in a percentage (the Preference Share Dividend Percentage) of the obligatory call amount paid up on such shares at the beginning of the financial year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the average main refinancing rates during the financial year for which the distribution is made.

Average main refinancing rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the main refinancing rates prevailing on such day. The main refinancing rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any financial year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares, the Supervisory Board shall determine such amounts as shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend (the Financing Preference Share Dividend) shall be paid on the Financing Preference Shares equal to a percentage (the Financing Preference Share Dividend Percentage) over the nominal value of the Financing Preference Shares, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares. The Financing Preference Shares Dividend Percentage which percentage is related to a fixed average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal as set forth in article 40.4 of our Articles. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to reserves as specified above, the General Meeting may act to allocate such profits, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

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The Managing Board may, with due observance of Article 2:105 of the Dutch Civil Code and with the approval of the Supervisory Board, distribute an interim dividend, if and to the extent that the profits so permit. Interim dividends may be distributed on one class of shares only.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of shares.

Distributions as described above are payable as from a date to be determined by the Supervisory Board. Distributions will be made payable at an address or addresses in the Netherlands to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions. Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to QIAGEN.

Dutch law provides that the declaration of dividends out of the profits that are at the free disposal of the General Meeting is the exclusive right of the General Meeting. This is different from the corporate law of most jurisdictions in the United States, which permits a corporation's board of directors to declare dividends.

Shareholder Meetings, Voting Rights and Other Shareholder Rights

The Annual General Meeting is required to be held within six months after the end of each financial year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing Board and Supervisory Board.

Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon a request to the Managing Board or Supervisory Board by one or more shareholders and other persons entitled to attend meetings jointly representing (i) at least 40% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the Boards do not timely comply with the request, in accordance with the Articles of Association, or (ii) at least 10% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the Boards do not timely comply with the request, but only if and to the extent authorized thereto by a competent Dutch court in accordance with the laws of the Netherlands.

General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given in such manner as shall be authorized by law including but not limited to an announcement published by electronic means no later than the forty-second day prior to day of the general meeting. The notice will contain the agenda for the meeting or the notice is published along with the agenda.

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least three hundredth part of the issued share capital may request QIAGEN not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects in the notice convening a meeting. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.

Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies fixed at the twenty-eighth day prior to the day of the shareholders' meeting. Shareholders registered at such record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date.

General Meetings are presided over by the Chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board.

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be

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present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles do not allow the adoption of shareholders resolutions by written consent (or otherwise without holding a meeting).

A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend our Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless our Articles require a greater majority or quorum.

A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient.

A shareholder shall upon request be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore, any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing Directors at our registered office in the Netherlands or at our principal place of business. Financial records and other company documents (other than those made public) are not available in this manner for shareholder review, but an extract of the minutes of the General Meeting shall be made available.

According to Dutch law and our Articles, certain resolutions of the Managing Board regarding a significant change in the identity or nature of us or our enterprise are subject to the approval of the General Meeting. The following resolutions of the Managing Board require the approval of the General Meeting in any event:

(1) the transfer of our enterprise or practically our entire enterprise to a third party;

(2) the entry into or termination of a long-term cooperation by us or one of our subsidiaries (dochtermaatschappijen) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of a far-reaching significance for us; and

(3) the acquisition or divestment by us or one of our subsidiaries (dochtermaatschappijen) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts.

No Derivative Actions; Right to Request Independent Inquiry

Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders, acting alone or together, holding at least one-tenth of our issued capital, or shares representing an aggregate nominal value of EUR 225,000 may inform the Managing Board and the Supervisory Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprise Chamber of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the

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investigators conclude that there has been mismanagement, the shareholders can request the Enterprise Chamber to order certain measures such as a suspension or annulment of resolutions.

Dissolution and Liquidation

The General Meeting may resolve to dissolve QIAGEN upon the proposal of the Supervisory Board. If QIAGEN is dissolved, the liquidation shall be carried out by the person designated for that purpose by the General Meeting, under the supervision of the Supervisory Board. The General Meeting shall upon the proposal of the Supervisory Board determine the remuneration payable to the liquidators and to the person responsible for supervising the liquidation.

During the liquidation process, the provisions of our Articles will remain applicable to the extent possible.

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the nominal value of their Common Shares, subject to liquidation preference rights of holders of Preference Shares and Financing Preference Shares, if any.

Restrictions on Transfer of Preference Shares

The Supervisory Board, upon application in writing, must approve each transfer of Preference Shares. If approval is refused, the Supervisory Board will designate prospective purchasers willing and able to purchase the shares, otherwise the transfer will be deemed approved.

Limitations in our Articles on Rights to Own Securities

Other than with respect to usufructuaries and pledgees who have no voting rights, our Articles do not impose limitations on rights to own our securities including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company or state.

Provisions which May Defer or Prevent a Change in Control

The Option Agreement and our Articles could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Under the Option Agreement, SPAQ could acquire Preference Shares subject to the provisions referred to under "Preference Shares."

If SPAQ acquires the Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

Shareholders who obtain control of a company are obliged to make a mandatory offer to all other shareholders. The threshold for a mandatory offer is set at the ability to exercise 30% of the voting rights at the general meeting of shareholders in a Dutch public limited company (naamloze vennootschap) whose securities are admitted to trading on a regulated market in the EU, such as QIAGEN.

Ownership Threshold Requiring Disclosure

Our Articles do not provide an ownership threshold above which ownership must be disclosed. However, there are statutory requirements to disclose share ownership above certain thresholds under Dutch law — see "Obligation of Shareholders to Disclose Major Holdings."

Obligation of Shareholders to Disclose Major Holdings

Holders of our shares or rights to acquire shares (which include options and convertible bonds - see also below) may be subject to notification obligations under the Dutch Financial Markets Supervision Act (FMSA).

Pursuant to the FMSA, any person who, directly or indirectly, acquires or disposes of an interest (including a potential interest, such as options and convertible bonds) in our issued share capital or voting rights must notify the Netherlands Authority for the Financial Markets (AFM) without delay, if as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in QIAGEN reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The notifications should be made electronically through the notification system of the AFM.

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A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in our total issued share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published our notification as described below.

Under the FMSA, we are required to notify the AFM without delay of the changes to our total issued share capital or voting rights if our issued share capital or voting rights changes by 1% or more since our previous notification. We must furthermore quarterly notify the AFM within eight days after the end of the relevant quarter, in the event our issued share capital or voting rights changed by less than 1% in that relevant quarter since our previous notification.

Furthermore, each person who is or ought to be aware that, as a result of the exchange of certain financial instruments, such as options for shares, his actual capital or voting interest in QIAGEN, reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, vis-à-vis his most recent notification to the AFM, must give notice to the AFM no later than the fourth trading day after he became or ought to be aware of this change.

Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 3% or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must notify the AFM without delay. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person's controlled entity, or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares. A holding in certain cash settled derivatives (such as cash settled call options and total equity return swaps) referencing to our shares should also be taken into account for the purpose of calculating the percentage of capital interest.

Gross short positions in our shares must also be notified to the AFM. For these gross short positions, the same thresholds apply as for notifying an actual or potential interest in our issued share capital and/or voting rights as referred to above, and without any set-off against long positions.

In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2% of our issued share capital is required to report such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% will also need to be reported. Each net short position equal to 0.5% of our issued share capital and any subsequent increase of that position by 0.1% will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located.

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The AFM does not issue separate public announcements of the above notifications. However, it does keep a public register of all notifications made pursuant to the above disclosure obligations under the FMSA on its website **www.afm.nl**. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company's shares or a particular notifying party.

Non-compliance with the notification obligations under the FMSA may lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the shareholding disclosure obligations under the FMSA may lead to civil sanctions, including suspension of the voting rights relating to our shares held by the offender for a period of not more than three years and a prohibition applicable to the offender to acquire any of our shares or voting rights on our shares for a period of up to five years.

Management Notifications

Pursuant to the FMSA, each Managing Director and each Supervisory Director must notify the AFM: (a) within two weeks after his or her appointment of the number of our shares or rights to acquire shares he or she holds and the number of votes he or she is entitled to cast in respect to our issued share capital, and (b) subsequently, each change in the number or our shares or rights to acquire shares such member holds and of each change in the number of votes he or she is entitled to cast in respect of our issued share capital, immediately after the relevant change. If a Managing Director or Supervisory Director has notified the AFM of a change in shareholding under the FMSA as described above under "Obligation of Shareholders to Disclose Major Holdings," such notification is sufficient for the purposes as described in this paragraph.

Furthermore, pursuant to European Union Regulation (EU) No 596/2014 (the Market Abuse Regulation) and the regulations promulgated thereunder, any Managing Director and Supervisory Director, as well as any other person discharging managerial responsibilities in respect of QIAGEN who has regular access to inside information relating directly or indirectly to QIAGEN and power to take managerial decisions affecting future developments and business prospects of QIAGEN, must notify the AFM and QIAGEN by means of a standard form of any transactions conducted for his or her own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto.

In addition, pursuant to the Market Abuse Regulation, certain persons who are closely associated with Managing Directors and Supervisory Directors or any of the other persons as described above, are required to notify the AFM and QIAGEN of any transactions conducted for their own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto. The Market Abuse Regulation covers, inter alia, the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i) to (iii) above or by the relevant Managing Directors and Supervisory Directors or other person discharging the managerial responsibilities in respect of QIAGEN as described above.

The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date. Under certain circumstances, these notifications may be postponed until all transactions within a calendar year have reached a total amount of €5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above. If a Managing Director or Supervisory Director has notified a change in the number of our shares or options to acquire shares such member holds or a change in the number of votes he or she is entitled to cast to the AFM under the FMSA as described in the first paragraph above, such notification - but only to the extent there is an overlap with the notifications obligations under the Market Abuse Regulation - is sufficient for the purposes of the Market Abuse Regulation as described in this paragraph.

Taxation

The following is a general summary of certain material United States federal income tax consequences to holders of our Common Shares who are "U.S. Holders" (as such term is defined below) and certain material Netherlands tax consequences to holders of our Common Shares who are "non-resident Shareholders" or "Shareholders" (as each term is defined below). This summary does not discuss every aspect of such taxation that may be relevant to such holders. Therefore, all prospective purchasers of our Common Shares described above are advised to consult their own tax advisors with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of our Common Shares.

The statements of the Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or the Netherlands law, or in the taxation conventions concluded by the United States and the Netherlands, occurring after such date. Tax considerations associated with currently enacted laws which are not in force as of this date have not been addressed in this description.

Netherlands Tax Considerations

The following describes the material tax consequences under Netherlands law of an investment in our Common Shares. Such description is based on current understanding of Netherlands tax law currently in force as interpreted under officially published case law and in published policy, and is limited to the tax implications for an owner of our Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax laws (a "non-resident Shareholder" or "Shareholder").

Dividend Withholding Tax

General

Upon distribution of dividends, we are obligated to withhold 15% dividend tax at source and to pay the amount withheld to the Netherlands taxing authorities. The term "dividends" means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of the Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity instruments for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax, unless derived from our paid-in share premium that is recognized as equity for Netherlands tax purposes.

No dividend withholding tax should apply on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates. A disposition of our Common Shares to QIAGEN or to our affiliates should in general be subject to withholding tax.

A domestic exemption from Netherlands dividend withholding tax may apply when dividends are paid to a corporate Shareholder that owns 5% or more of the nominal paid-up share capital and qualifies as a beneficial owner and is solely resident in an EU/EEA Member State or in a country with which the Netherlands has concluded a tax convention that includes a dividend article. This general exemption does not apply to abusive structures. A structure is deemed abusive if a corporate Shareholder owns our Common Shares with the main purpose or one of the main purposes to avoid tax for another person and the structure is considered artificial (i.e., not put into place for valid commercial reasons that reflect economic reality). This domestic exemption may under conditions further not apply in case of hybrid mismatches.

A corporate Shareholder may also be eligible for relief of Netherlands dividend withholding tax under Netherlands tax law, or under a tax convention that is in force between the country of residence of the Shareholder and the Netherlands.

Specific for U.S. Shareholders

The regular 15% dividend withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that cannot benefit from the Dutch domestic exemption (as explained above),

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withholding tax on dividends may still be reduced to 5% or 0% if the recipient is entitled to benefits under the Tax Convention between the Netherlands and the United States (the Convention), and the relevant specific conditions are met. Dividends we pay to U.S. pension funds and U.S. tax-exempt organizations may be eligible for an exemption from dividend withholding tax under the Convention.

Dividend Stripping

A refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax convention between the Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner ("uiteindelijk gerechtigde") of the dividends. A recipient of a dividend is amongst others not considered to be the beneficial owner of a dividend in an event of "dividend stripping." In general terms, "dividend stripping" can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred in return for a consideration its shares or its entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining an interest in the shares and the dividend distributions, by transferring its shares or its entitlement to the dividend distributions in exchange for a consideration.

Income Tax and Corporate Income Tax

General

A non-resident Shareholder will not be subject to Netherlands income tax or corporate income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:

a. the non-resident Shareholder does not carry on or have an interest in a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;

b. the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest ("aanmerkelijk belang," as defined in the Netherlands tax law) in our share capital or, in case of an individual, such a substantial interest, such interest is a "business asset," or, in case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose or one of the main purposes to avoid Netherlands income tax for another person or cannot be considered artificial. An arrangement or series of arrangements are considered artificial to the extent not put in place for valid commercial reasons that reflect economic reality; and

c. the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in the Netherlands, other than by way of securities or through an employment contract.

In general terms, a substantial interest ("aanmerkelijk belang") in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the issued capital of (a class of) our shares, and does not have the right to acquire 5% or more of the issued capital of (a class of) our shares and does not have the right to share in our profit or liquidation revenue amounting to 5% or more of the annual profits or liquidation revenue.

There is no all-encompassing definition of the term "business asset"; whether this determination can be made in general depends on the facts presented and in particular on the activities performed by the Shareholder. If the Shareholder materially conducts a business activity, while the key motive of his investment in our Shares is not be his earnings out of the investment in our Shares but our economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder's involvement in our business will exceed regular monitoring of his investment in our Shares.

A non-resident Shareholder that holds a substantial interest in our share capital may be eligible for an exemption or a reduction of Netherlands income tax or corporate income tax under a tax convention.

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Specific for U.S. Shareholders

U.S. Shareholders that do not own a substantial interest should not be subject to Dutch Personal Income Tax or Dutch Corporate Income Tax (as explained above). For U.S. Shareholders that do own a substantial interest, Dutch Personal Income Tax or Dutch Corporate Income Tax could be due. However, U.S. Shareholders that are entitled to benefits of the Convention may be eligible for tax relief.

Gift and Inheritance Tax

A gift or inheritance of our Common Shares from a non-resident Shareholder should generally not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder is not considered a (deemed) resident of the Netherlands. The Netherlands has concluded a tax convention with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either the Netherlands or the United States.

United States Federal Income Tax Considerations

The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our Common Shares. This summary deals only with our Common Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities; traders that elect to use a mark-to-market method of accounting; pass-through entities such as partnerships, S corporations, disregarded entities for U.S. federal income tax purposes and limited liability companies (and investors therein); holders that own our Common Shares as part of a "straddle," "hedge," "conversion transaction," or other integrated investment; banks or other financial institutions; individual retirement accounts and other tax-deferred accounts; insurance companies; tax-exempt organizations; U.S. expatriates; holders whose functional currency is not the U.S. dollar; holders subject to the alternative minimum tax; holders that acquired our Common Shares in a compensatory transaction; holders subject to special tax accounting rules as a result of any item of gross income with respect to the Common Shares being taken into account in an applicable financial statement; or holders that have owned or will (directly, indirectly or constructively) own 10% or more of the total voting power or value of our Common Shares.

This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be or has been requested from the Internal Revenue Service (IRS) regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any consequences other than U.S. federal income tax consequences (such as the estate and gift tax, the Medicare tax on net investment income, state and local tax, or non-U.S. tax). Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

As used herein, the term "U.S. Holder" means a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or other arrangement classified as a partnership for U.S. federal income tax purposes acquires our Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Common Shares should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing our Common Shares.

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Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Status,” the sum of any cash plus the fair market value of any property that we distribute (before reduction for Netherlands withholding tax) to a U.S. Holder with respect to our Common Shares generally will be included in the U.S. Holder’s gross income as a dividend, taxable as ordinary income from foreign sources to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to a reduced rate of tax if certain conditions are met including the following: QIAGEN must not be classified as a "passive foreign investment company" (PFIC) (discussed below), QIAGEN must be a “qualified foreign corporation” (as defined below), the U.S. Holder must satisfy a holding period requirement, and the distribution must not be treated to the U.S. Holder as “investment income” for purposes of the investment interest deduction rules. A “qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Common Shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. Dividends on our Common Shares generally will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of our earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Foreign Tax Credit

Subject to the PFIC rules discussed below, a U.S. Holder that is subject to Netherlands withholding tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Netherlands withholding tax. Generally, subject to the limitations described in the next paragraph, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid (whether directly or through withholding) or accrued by a U.S. Holder during a year.

Limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability (determined before application of the foreign tax credit) that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source” and the limitation is calculated separately for each with respect to specific categories of income. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should generally be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty or if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Netherlands tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.

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Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Disposition of our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder's adjusted tax basis in our Common Shares. Such capital gain or loss generally will be subject to U.S. federal income tax. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder's initial tax basis in Common Shares generally will equal the cost of such shares.

Passive Foreign Investment Company Status

We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally include assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation (the "look-through rule"). The effect of the look-through rule with respect to QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary's income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary's stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2021, December 31, 2022, and December 31, 2023, and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.

If we are considered a PFIC for any taxable year that a U.S. Holder holds our Common Shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Common Shares would be allocated pro-rata over the U.S. Holder's holding period for our Common Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to any amount allocated to any prior taxable year that we were a PFIC. Further, if we are a PFIC for any taxable year, to the extent that any distribution received by a U.S. Holder on our Common Shares exceeds 125% of the average of the annual distributions on our Common Shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, such excess amount would be subject to taxation in the same manner as gain on the sale or other disposition of Common Shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Common Shares. If we are treated as a PFIC with respect to a U.S. Holder for

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any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements.

Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the potential application of the PFIC rules to an investment in the Common Shares.

Foreign Currency Issues

If dividends on our Common Shares are paid in euros, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot, euro/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

Backup Withholding and Information Reporting

U.S. backup withholding and information reporting requirements generally apply to payments made to non-corporate holders of Common Shares that are paid within the United States or through certain U.S. related financial intermediaries. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, Common Shares by a paying agent within the United States (or through certain U.S. related financial intermediaries) to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States (or through certain U.S. related financial intermediaries) will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Common Shares to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such U.S. Holder's income tax liability by filing a refund claim with the IRS in a timely manner and furnishing required information.

Foreign Financial Asset Reporting

Certain U.S. Holders who hold "specified foreign financial assets" (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. "financial institution" (as defined in Section 6038D of the Code), whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the tax year, may be required to attach to their tax returns for the year certain specified information (on IRS Form 8938) (higher thresholds apply to married individuals filing a joint return and certain individuals residing outside of the United States). Persons who fail to timely furnish the required information may be subject to substantial penalties. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. U.S. Holders (including entities) should consult their own tax advisors regarding their reporting obligations and the possible application of such reporting obligations to the holding of Common Shares.

Government Regulations

We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among

other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution, of many of our products.

European Union Regulations

In the European Union, in vitro diagnostic medical devices (IVDs) had been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive required that medical devices meet the essential requirements, including those relating to device safety and efficacy, set out in an annex of the Directive. According to the IVD Directive, EU Member States have presumed compliance with these essential requirements for devices that are in conformity with the relevant national standards transposing the harmonized standards, such as ISO 13485:2016, the quality system standard for medical device manufacturers.

IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the European market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the applicable legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the EU declaration of conformity procedure to obtain or apply a CE mark.

In May 2022, the Directive was replaced by the In Vitro Diagnostic Device Regulation (IVDR) (EU) 2017/746 that was published in May 2017 and given a 5-year transition period until its full implementation on May 26, 2022. Unlike the IVD Directive, the IVDR has binding legal force throughout every Member State. The major goal of the IVDR was to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), IVDs are subject to additional legal regulatory requirements. Among other things, the IVDR introduces a new risk-based classification system and requirements for conformity assessments. Under the IVDR and subsequent amendments, IVDs already certified by a Notified Body under the IVD Directive may remain on the market until May 26, 2025, and IVDs certified without the involvement of a Notified Body may be placed on, or remain in, the market for up to three years (until May 26, 2028) depending on the classification of the IVD. More recently on January 23, 2024 the European Commission has published a legislative proposal which would extend the time for legacy IVDs to transition to the IVD regulation. Nonetheless, the manufacturers of such devices must comply with specific requirements in the IVDR according to the timelines established, but ultimately, such products, as with all new IVDs, will have to undergo the IVDR's conformity assessment procedures. Under the IVD Directive the majority of QIAGEN products were classified as self-declared, while under the IVDR most of QIAGEN products will require pre-approval, and those that are in the highest risk class will have to be tested by a Designated Reference Laboratory. In addition, the IVDR imposes additional requirements relating to post-market surveillance and submission of post-market performance follow-up reports.

The EC has designated twelve (12) Notified Bodies to perform conformity assessments under the IVDR, including QIAGEN's Notified Bodies, TÜV Rheinland and BSI. MedTech Europe has issued guidance relating to the IVDR in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. On December 5, 2023, the European Commission adopted Implementing Regulation (EU) 2023/2713 designating five EU Reference Laboratories covering the following types of high risk, class D IVDs: hepatitis and retroviruses; herpesviruses; bacterial agents; respiratory viruses that cause life-threatening diseases. The designated EU Reference Laboratories are responsible for verifying performance of IVDs in accordance with common specifications, batch testing of class D IVDs, collaborating with Notified Bodies to develop best practices for IVD conformity assessments, and providing scientific and technical assistance on the implementation of the IVDR.

The General Data Protection Regulation (GDPR) of the European Union, imposes restrictions on the transfer, access, use, and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. GDPR and other EU data privacy and security laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action, fines, or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant

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liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure.

United Kingdom

The U.K.'s withdrawal from the EU has major ramifications for IVD manufacturers. Among other things, companies now have to follow new procedures that apply in the U.K., including appointment of a U.K. Responsible Person rather than relying on European Authorized Representatives, to manage their compliance efforts in the U.K.

The U.K. Medicine and Healthcare Products Regulatory Agency (MHRA) issued guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs will require certification in the U.K., which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. Under subsequent amendments to MHRA guidance, MHRA will continue to recognize CE marks for IVDs certified under the IVD Directive until the earlier of June 30, 2028 or the expiration of the certificate and for IVDs certified under the IVDR until June 30, 2028. Companies must register with the MHRA before placing IVDs on the U.K. market. To continue marketing CE marked IVDs in the U.K. once the designated MHRA recognition period has lapsed, companies selling in the U.K. will have to obtain a new marking authorization, called a U.K. Conformity Assessed mark (UKCA), for each IVD product.

United States

In the United States, in vitro diagnostic products are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions.

Certain types of tests, like some that we manufacture and sell for research use only in the United States, are not subject to the FDA's premarket review and controls because we do not promote these tests for clinical diagnostic use, and they are labeled "For Research Use Only," or RUO, as required by the FDA. Other tests, known as laboratory developed tests (LDTs), which are IVDs that are designed, manufactured and used within a single, CLIA-certified, clinical laboratory that meets applicable requirements to perform high-complexity testing, have generally been subject to enforcement discretion and not actively regulated by the FDA. As LDTs have increased in complexity, the FDA has taken steps towards developing a risk-based approach to the regulation of LDTs; however, most LDTs currently remain under FDA enforcement discretion. Congress has also signaled interest in clarifying the regulatory landscape for LDTs. Following several years of inaction by Congress on this issue, the FDA issued a proposed rule in October 2023 to regulate LDTs under the current medical device framework and proposing to phase out the current enforcement discretion policy; the public comment period ended in early December 2023. The FDA's proposal envisions that the LDT enforcement policy phase-out process would occur in gradual stages over a total period of four years, with premarket approval applications for high-risk tests to be submitted by the 3.5-year mark, although more details are expected to be provided with the upcoming final rule. However, the likelihood of the FDA finalizing the proposed rule in April 2024 (as is currently projected), as well as potential litigation challenging the agency's authority to take such action, is uncertain at this time.

Separately, members of Congress have been working with stakeholders for several years on a possible bill to regulate in vitro clinical tests including LDTs. For example, legislation called the Verifying Accurate, Leading-edge IVCT Development (VALID) Act, as drafted and re-introduced for consideration by the current Congress, would codify into law the term "in vitro clinical test" (IVCT) and establish a new regulatory framework for the review and oversight of IVCTs separate and apart from the medical device framework under the Food, Drug and Cosmetic Act (FDCA). The new IVCT product category would include products currently regulated as IVDs, in addition to LDTs. The proposed regulatory framework adopts various concepts from the FDCA, utilizing a risk-based approach that aims to ensure that all marketed IVCTs have a reasonable assurance of both analytical and clinical validity.

It is unclear whether the VALID Act will be passed by Congress in its current form or signed into law by the President; if enacted, however, it is expected to require clinical laboratories to spend significant time, resources, and money towards ensuring compliance. Until the FDA finalizes LDT regulations through its recently initiated notice-and-comment rule making process, or the VALID Act or

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other legislation is passed reforming the federal government's current regulatory approach to LDTs, it is unknown how the FDA may regulate LDT products in the future or what testing and data may be required to support clearance or approval for such products.

Medical devices, including IVDs, are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably assure their safety and effectiveness. Class I devices are generally exempt from premarket review and are subject to general controls, including adherence to the FDA's Quality System Regulation (QSR), which describes device-specific current good manufacturing practices, as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class II devices are generally subject to premarket notification (or 510(k) clearance), general controls and special controls, including performance standards, post-market surveillance, patient registries or FDA guidance documents describing device-specific special controls. Class III devices are subject to most of the previously identified requirements as well as to premarket approval (PMA). The payment of a user fee, which is typically adjusted annually, to the FDA is usually required upon filing a premarket submission (e.g., premarket notification, premarket approval application, or De Novo classification request) for FDA review.

510(k) Premarket Notification. A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another marketed device, termed a "predicate device," that is legally marketed in the United States and is not subject to premarket approval. A device is substantially equivalent to a predicate device if its intended use(s), performance, safety and technological characteristics are similar to those of the predicate; or has a similar intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device.

If the FDA determines that the device (1) is not substantially equivalent to a predicate device, (2) has a new intended use compared to the identified predicate, (3) has different technological characteristics that raise different questions of safety and effectiveness, or (4) has new indications for use or technological characteristics and required performance data were not provided, it will issue a "Not Substantially Equivalent" (NSE) determination. If the FDA determines that the applicant's device is substantially equivalent to the identified predicate device(s), the agency will issue a 510(k) clearance letter that authorizes commercial marketing of the device for one or more specific indications for use.

De Novo Classification

If a previously unclassified new medical device does not qualify for the 510(k) premarket notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. However, if such a device would be considered low or moderate risk (in other words, it does not rise to the level of requiring the approval of a PMA), it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request that the novel medical device be reclassified as either a Class I or Class II device, rather than having it regulated as a high risk Class III device subject to the PMA requirements. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device.

Premarket Approval

The PMA process is more complex, costly and time consuming than either the 510(k) process or De Novo classification. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. A clinical trial involving a "significant risk" device may not begin until the sponsor submits an investigational device exemption (IDE) application to the FDA and obtains approval to begin the trial.

After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive

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review. If the PMA is complete, the FDA will file the PMA and begin the substantive review process. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before the modified device may be marketed.

Any products manufactured and sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including quality system requirements, record-keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant for new devices, withdrawal of existing marketing authorizations and criminal prosecution.

As a result of the COVID-19 pandemic, the Secretary of the U.S. Department of Health and Human Services declared a public health emergency and authorized the FDA to issue emergency use authorizations (EUAs) to provide more timely access to critical medical countermeasures (including medicines and diagnostic tests) when there are no adequate, approved, and available alternative options. EUAs remain in effect until the device emergency use declarations related to COVID-19 under Section 564 of the FDCA are terminated, unless the FDA decides to revise or revoke an EUA at an earlier point as the agency considers public health needs during the emergency and new data on an authorized product's safety and effectiveness, or as products meet the criteria for FDA approval or clearance. Manufacturers of several types of SARS-CoV-2 assays have been granted EUAs, including QIAGEN. The FDA has indicated the withdrawal of EUAs for COVID-19 countermeasures will be done in a gradual, phased process and issued final guidance on a transitional plan.

Regulation of Companion Diagnostic Devices

If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device. The FDA defines an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product.

The FDA has also introduced the concept of complementary diagnostics that are distinct from companion diagnostics because they provide additional information about how a drug is used or identify patients who are likely to derive the greatest benefit from therapy without being required for the safe and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved.

The FDA indicated that it will apply a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. We expect that any IVD companion diagnostic device that we develop will utilize the PMA pathway and that a clinical trial performed under an IDE will have to be completed before the PMA may be submitted.

The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the

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companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required.

The sponsor of the IVD companion diagnostic device will be required to comply with the FDA's IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements.

Regulation of Research Use Only Products

Some of our products are sold for research purposes in the United States, and labeled "For Research Use Only" (RUO) or "for molecular biology applications." RUO refers to devices that are in the laboratory phase of development, while investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls pursuant to long-standing FDA guidance on RUO/IUO diagnostics. Because we do not promote our RUOs for clinical diagnostic use, or provide technical assistance to clinical laboratories with respect to these tests, we believe that these tests are exempt from FDA's premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our RUOs may be used by some customers without our knowledge in their LDTs, which they may then develop, validate and promote for clinical use. However, QIAGEN does not promote these products for use in LDTs or assist in the development of such LDTs for clinical diagnostic use.

HIPAA and Other Privacy and Security Laws

The Health Insurance Portability and Accountability Act of 1996 (HIPAA), established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (Covered Entities,), as well as individuals or entities that perform services for them involving the use, or disclosure of, individually identifiable health information or "protected health information" under HIPAA. Such service providers are called "Business Associates." Title II of HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of certain healthcare transactions. The privacy regulations protect medical records and other protected health information by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures to maintain the security of protected health information.

Congress subsequently enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities and Business Associates.

Under 'HITECH's breach notification requirements, Covered Entities must report breaches of protected health information that has not been encrypted or otherwise secured. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media. Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits.

Our Redwood City entity serves in some cases as a Business Associate to customers who are subject to the HIPAA regulations. In this capacity, we maintain an active compliance program that is designed to identify security incidents and other issues in a timely fashion and enable us to remediate, mitigate harm or report if required by law. We are subject to prosecution and/or administrative enforcement and increased civil and criminal penalties for

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non-compliance, including a four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of protected health information are promptly detected and reported within the company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach.

California has also adopted the California Consumer Privacy Act of 2018, or CCPA, which took effect on January 1, 2020 and became enforceable by the state attorney general on July 1, 2020. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches.

The regulations issued under the CCPA have been modified several times. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the election on November 3, 2020. The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions became effective on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have been adopted in other states (for example, Nevada, Virginia, Connecticut, Utah and Colorado) or proposed in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging.

Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results by strictly limiting the disclosure of those results. State requirements are particularly stringent regarding predictive genetic tests, due to the risk of genetic discrimination against healthy patients identified through testing as being at a high risk for disease. We believe that we have taken the steps required of us to comply with health information privacy and security statutes and regulations, including genetic testing and genetic information privacy laws in all jurisdictions, both state and federal. However, these laws constantly change, and we may not be able to maintain compliance in all jurisdictions where we do business. Failure to maintain compliance, or changes in state or federal laws regarding privacy or security could result in civil and/or criminal penalties, significant reputational damage and could have a material adverse effect on our business.

U.S. Fraud and Abuse Laws and Other Healthcare Regulations

A variety of state and federal laws prohibit fraud and abuse involving state and federal healthcare programs, as well as commercial insurers. These laws are interpreted broadly and enforced aggressively by various federal and state agencies, including the Centers for Medicare & Medicaid Services (CMS), the Department of Justice (DOJ), and the Office of Inspector General for the U.S. Department of Health and Human Services (OIG). The Company seeks to conduct its business in compliance with all applicable federal and state laws.

State and federal fraud and abuse laws may be interpreted and applied differently, and arrangements and business practices could be subject to scrutiny under them by federal or state enforcement agencies. Sanctions for violations of these laws could result in a wide range of penalties, including but not limited to significant criminal sanctions, civil fines and penalties.

The Anti-Kickback Statute

The federal Anti-Kickback Statute (AKS) is a criminal statute that prohibits, in pertinent part, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce a person:

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- To refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made by federal healthcare programs; or
- To purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering, any good, facility, service, or item for which payment may be made by a federal healthcare program.

A person or entity does not need to have actual knowledge of the AKS or specific intent to violate it to have committed a violation. Recognizing that the AKS is broad and potentially applies to innocuous or beneficial arrangements, the OIG issued regulations, commonly known as "safe harbors," which set forth certain requirements that, if fully met, insulate a given arrangement or conduct from prosecution under the AKS. The AKS also has statutory exceptions that provide protection similar to that of safe harbors. If, however, an arrangement does not meet every requirement of an exception or safe harbor, the arrangement does not necessarily violate the AKS. A facts-and-circumstances analysis is necessary to determine AKS compliance or lack thereof. Potential statutory penalties for violating the AKS include imprisonment and criminal fines. In addition, through application of other laws, conduct that violates the AKS can give rise to civil monetary penalties and possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs. Claims including items or services resulting from a violation of the AKS also constitute a false or fraudulent claim for purposes of the False Claims Act.

In addition to the federal AKS, many states have their own anti-kickback laws. Often, these laws closely follow the language of the federal law, although they do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply to both state healthcare programs and commercial insurers. The penalties for violating state anti-kickback provisions can be severe, including criminal and civil penalties (including penalties under the state false claims law), imprisonment, and exclusion from state healthcare programs.

The False Claims Act

The federal False Claims Act (FCA) imposes civil liability on any person or entity that, among other things, knowingly presents, or causes to be presented, to the federal government, claims for payment that are false or fraudulent; knowingly makes, uses or causes to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. The FCA also prohibits the knowing retention of overpayments (sometimes referred to as "reverse false claims").

In addition, the FCA permits a private individual acting as a "whistleblower" (also referred to as a "relator") to bring FCA actions on behalf of the federal government under the statute's qui tam provisions, and to share in any monetary recovery. The federal government may elect or decline to intervene in such matters, but if the government declines intervention, the whistleblower may still proceed with the litigation on the government's behalf.

Penalties for violating the FCA include payment of up to three times the actual damages sustained by the government, plus substantial per-claim statutory penalties, as well as possible exclusion from participation in federal healthcare programs.

Various states have enacted similar laws modeled after the FCA that apply to items and services reimbursed under Medicaid and other state healthcare programs, and, in several states, such laws apply to claims submitted to any payor, including commercial insurers.

There is also a federal criminal false claims statute that prohibits, in pertinent part, the making or presentation of a false claim, knowing such claim to be false, to any person or officer in the civil, military, or naval service or any department or agency thereof. Potential penalties for violating this statute include fines or imprisonment.

Health Care Fraud and False Statements

The federal healthcare fraud statute criminalizes, in pertinent part, knowingly and willfully defrauding a healthcare benefit program, which is defined to

include commercial insurers. A violation of this statute may result in fines, imprisonment, or exclusion from participation in federal healthcare programs. The federal criminal statute prohibiting false statements relating to health care matters prohibits, in pertinent part, knowingly and willfully (i) falsifying, concealing, or covering up a material fact, or (ii) making a materially false, fictitious, or fraudulent statement or representation, or making or using any materially false writing or document knowing that writing or document to contain any materially false, fictitious, or fraudulent statements, in connection with the delivery of or payment for healthcare benefits, items, or services. A violation of this statute may result in fines or imprisonment.

Civil Monetary Penalties Law

The federal Civil Monetary Penalties Law (CMP Law) prohibits, among other things, (1) the offering or transfer of remuneration to a beneficiary of Medicare or a state healthcare program if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal healthcare program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The potential penalties for violating the CMP Law include exclusion from participation in federal healthcare programs, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.

Physician Payments Sunshine Act

The federal Physician Payments Sunshine Act (Sunshine Act) imposes reporting requirements on manufacturers of certain devices, drugs, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program (CHIP), with certain exceptions. Manufacturers to which the Sunshine Act applies must collect and report annually certain data on certain payments and transfers of value by them (and in some cases their distributors) to physicians, teaching hospitals, and certain advanced non-physician healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members. For reporting beginning January 1, 2022, U.S.-licensed physician assistants, clinical nurse specialists, certified nurse-midwives, certified nurse anesthetists, and nurse practitioners must be included in the provider types subject to Sunshine Act reporting. The reporting program (known as the Open Payments program) is administered by CMS.

There are also an increasing number of state "sunshine" laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices.

Failure to comply with the Sunshine Act or state equivalents could result in civil monetary penalties, among other sanctions, depending upon the nature of the violation.

Foreign Corrupt Practices Act

Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (FCPA), which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents.

Environment, Health and Safety

We are subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety

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and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the U.S. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United States Postal Service and the International Air Transport Association. The U.S. Environmental Protection Agency (EPA) has also promulgated regulations setting forth importation, labelling, and registration requirements, among others, which may apply to certain products and/or establishments of the company.

Rest of the World Regulation

In addition to regulations in the United States and the EU, we are subject to a variety of regulations governing clinical studies and commercial sales and distribution of molecular testing instruments, consumables and digital solutions in other jurisdictions around the world. These laws and regulations typically require the licensing of manufacturing facilities, as well as controlled research, testing and governmental authorization of product candidates. Additionally, they may require adherence to good manufacturing, clinical and laboratory practices.

We must obtain approval from regulatory authorities in all countries where we distribute our products. The requirements governing the conduct of product authorization, pricing and reimbursement vary greatly from country to country. If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, or criminal prosecution.

Reimbursement

United States

In the United States, payments for diagnostic tests come from several sources, including commercial insurers, (which might include health maintenance organizations and preferred provider organizations); government healthcare programs (such as Medicare or Medicaid); and, in many cases, the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business.

In addition, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2032 unless additional Congressional action is taken.

We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor's discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payors.

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As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay-for-performance metrics, quality-based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare.

Code Assignment

In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology (CPT) code used to identify a test. The American Medical Association (AMA) publishes the CPT, which identifies codes, along with descriptions, for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and therefore to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own Healthcare Common Procedure Coding System (HCPCS) codes for medical billing and reimbursement purposes. Level I HCPCS codes are comprised of current CPT codes, while Level II HCPCS codes primarily represent non-physician services and Level III HCPCS codes are local codes developed by Medicaid agencies, Medicare contractors and commercial insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha-numeric CPT codes with a corresponding descriptor for labs or manufacturers that want to more specifically identify their test.

A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or a PLA Code or both. In addition, Z-Code identifiers are unique five-character alphanumeric tracking codes associated with a specific molecular diagnostic test. When a claim is submitted, it includes the associated CPT code and the Z-Code identifier is entered as a device code. Assignment of a specific CPT code ensures routine processing and payment for a diagnostic test by both commercial insurers and government payors.

The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test.

While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code. A manufacturer or provider may decide not to request assignment of a CPT code and instead use an existing, non-specific code for reimbursement purposes. However, use of such codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location.

CMS reimbursement rates for clinical diagnostic tests are defined by CPT and HCPCS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved "stacking" a series of non-biomarker specific CPT codes together to describe the testing performed. CMS issued final national reimbursement prices for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated "stacking" method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes.

As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), applicable laboratories are required to report to CMS commercial insurer payment rates and volumes for their tests. CMS uses the data reported and the HCPCS code associated with the test to calculate a

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weighted median payment rate for each test, which is used to establish revised Medicare CLFS reimbursement rates for certain clinical diagnostic laboratory tests (CDLTs), subject to certain phase-in limits. For a CDLT that is assigned a new or substantially revised CPT code, the initial payment rate is assigned using the gap-fill methodology.

If the test at issue falls into the category of new advanced diagnostic laboratory test (ADLT) instead of CDLT, the test will be paid based on an actual list charge for an initial period of three quarters, before being shifted to the weighted median commercial insurer rate reported by the laboratory performing the ADLT. Laboratories offering ADLTs are subject to recoupment if the actual list charge exceeds the weighted median private payor rate by a certain amount.

Since December 2019, Congress has passed a series of laws to modify PAMA's statutory requirements related to the data reporting period and phase-in of payment reductions under the CLFS for CDLTs that are not ADLTs. Most recently, the Further Continuing Appropriations and Other Extensions Act of 2024 (Pub. L. 118-22, enacted on November 16, 2023) further delayed the reporting requirement as well as the application of the 15 percent phase-in reduction. Under these statutory provisions, the next data reporting period for CDLTs that are not ADLTs will be January 1, 2025 through March 31, 2025, and will be based on the most recent data collection period of January 1, 2019 through June 30, 2019. After this data reporting period, the three-year data reporting cycle for these tests will resume (e.g., 2028, 2031, etc.).

This same series of laws passed since December 2019 also modified the phase-in of payment reductions resulting from private payor rate implementation so that a 0.0 percent reduction limit was applied for calendar years 2021 through 2023, as compared to the payment amounts for a test the preceding year. The Further Continuing Appropriations and Other Extensions Act of 2024 further applied a 0.0 reduction limit for calendar year 2024. As a result, payment may not be reduced by more than 15 percent per year for calendar years 2025, 2026, and 2027, as compared to the payment amount established for a test the prior year.

CMS's methodology under PAMA (as well as the willingness of commercial insurers to recognize the value of diagnostic testing and pay for that testing accordingly) renders commercial insurer payment levels even more significant. This calculation methodology has resulted in significant reductions in reimbursement, even though CMS imposed caps on those reductions. Given the many uncertainties built into PAMA's price-setting process, it is difficult to predict how payments made by CMS under the CLFS may change from year to year.

Coverage Decisions

When deciding whether to cover a particular diagnostic test, third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient's condition. Coverage of a drug therapy and its companion diagnostic for cancer treatment indications may be validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Commercial insurers and government payors have separate processes for making coverage determinations, and commercial insurer may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis.

Payment

Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, commercial insurers may negotiate contractual rates with participating providers, establish fee schedule rates, or set rates as a percentage of the billed

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charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment rates for diagnostic tests furnished to Medicare beneficiaries in outpatient settings are the lesser of the amount billed, the local fee for a geographic area, or a national limit. Each year, the fee schedule is updated for inflation and could be modified by Congress in accordance with the CLFS rules and provisions. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by geographic region.

European Union

In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use, and often volume restrictions, which again can vary by country.

Controls and Procedures

Disclosure Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, they concluded that as of December 31, 2023, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported in a timely manner and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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Sustainability Statement - Annex

Detailed Tax Disclosure (country-by-country reporting)

Country-by-country reporting (CbCR) requires multinational enterprises in line with the OECD/ G20 Base Erosion and Profit Shifting (BEPS) to report aggregated data on the global allocation of income, profit, taxes paid and economic activity among tax jurisdictions in which they operate. This requires QIAGEN N.V., the parent of the QIAGEN Group, to file an annual CbCR report to the Dutch tax authorities. The data which have been filed are based on U.S. generally accepted accounting principles (GAAP) and presented with a reconciliation to the sales revenues according IFRS.

The following tables represent QIAGEN's country-by-country reporting of the financial, economic, and tax-related information for each jurisdiction in which they operate:

				2023			2022
Country (in thousands)	Region	Revenues - Unrelated Party	Revenues - Related Party	Revenues - Total	Revenues - Unrelated Party	Revenues - Related Party	Revenues - Total
Canada	NA	$24,899	$221	$25,120	$25,118	$71	$25,189
United States	NA	911,236	913,938	1,825,174	939,382	821,238	1,760,620
Brazil	LATAM	20,586	5,108	25,694	22,305	6,098	28,403
Mexico	LATAM	12,576	20	12,596	11,469	70	11,539
Austria	EMEA	23,192	—	23,192	88,799	—	88,799
Belgium	EMEA	17,388	—	17,388	18,813	—	18,813
Denmark	EMEA	16,786	9,924	26,710	13,690	8,628	22,318
Egypt	EMEA	(84)	311	227	—	474	474
Finland	EMEA	7,197	—	7,197	8,906	—	8,906
France	EMEA	59,155	191	59,346	62,131	215	62,346
Germany	EMEA	267,286	726,839	994,125	305,942	1,005,623	1,311,565
Italy	EMEA	38,576	120	38,696	37,679	90	37,769
Luxembourg	EMEA	(1)	765	764	—	81	81
Netherlands	EMEA	(23,195)	803,688	780,493	180,863	891,997	1,072,860
Norway	EMEA	5,535	—	5,535	7,069	—	7,069
Poland	EMEA	9,090	56,656	65,746	9,422	36,449	45,871
Romania	EMEA	(34)	8,553	8,519	—	7,948	7,948

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Country (in thousands)	Region	2023 Revenues - Unrelated Party	2023 Revenues - Related Party	2023 Revenues - Total	2022 Revenues - Unrelated Party	2022 Revenues - Related Party	2022 Revenues - Total
Russia	EMEA	(333)	4,426	4,093	2,087	162	2,249
South Africa	EMEA	7,599	1	7,600	5,505	3	5,508
Spain	EMEA	14,407	44,785	59,192	9,454	206,551	216,005
Sweden	EMEA	16,271	7,790	24,061	12,379	239	12,618
Switzerland	EMEA	26,667	1,157	27,824	34,969	6,567	41,536
Türkiye	EMEA	32,079	—	32,079	28,858	—	28,858
UAE	EMEA	(646)	68,096	67,450	—	51,490	51,490
United Kingdom	EMEA	121,829	29,388	151,217	119,158	23,120	142,278
Australia	APAC	33,354	1,815	35,169	54,739	1,446	56,185
China	APAC	118,652	9,474	128,126	147,554	6,707	154,261
India	APAC	22,000	831	22,831	22,169	869	23,038
Japan	APAC	46,623	162	46,785	55,554	365	55,919
South Korea	APAC	28,604	8	28,612	29,443	76	29,519
Malaysia	APAC	6,179	942	7,121	5,042	774	5,816
New Zealand	APAC	2,454	11	2,465	2,228	—	2,228
Philippines	APAC	3	13,273	13,276	—	10,337	10,337
Singapore	APAC	(10,062)	9,153	(909)	22,260	7,480	29,740
Taiwan	APAC	11,914	80	11,994	11,950	15	11,965
Thailand	APAC	13,896	383	14,279	20,488	465	20,953
Total		**$1,881,678**	**$2,718,109**	**$4,599,787**	**$2,315,425**	**$3,095,648**	**$5,411,073**

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Reconciliation of revenues for unrelated parties as filed with the country-by-country reporting to the sales revenues disclosed in the audited financial statements:

(in thousands)	2023	2022
Sales revenues, unrelated parties CbCR	$1,881,678	$2,315,425
Certain consolidation measures	(3,545)	(1,288)
Other income reclass for CbCR	166,170	(138,359)
Interest income reclass for CbCR	(78,992)	(32,758)
Total net sales in consolidated income statement under IFRS	**$1,965,311**	**$2,143,020**

Tables may contain rounding differences.

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Country (in thousands)	Region	2023 Profit (Loss) before Income Tax	2023 Cash Paid for Income Tax	2023 Income Tax Accrued	2022 Profit (Loss) before Income Tax	2022 Cash Paid for Income Tax	2022 Income Tax Accrued
Canada	NA	$1,635	$378	($89)	$1,400	$261	($42)
United States	NA	228,624	36,487	2,229	239,796	27,107	21,034
Brazil	LATAM	3,871	1,426	666	290	819	592
Mexico	LATAM	1,234	29	847	(952)	139	707
Austria	EMEA	2,225	754	448	8,892	229	595
Belgium	EMEA	1,211	173	(3)	970	410	206
Denmark	EMEA	1,993	296	(168)	(2,303)	—	(190)
Egypt	EMEA	(94)	—	—	(164)	—	—
Finland	EMEA	404	2,693	99	776	69	(86)
France	EMEA	1,626	1,677	103	4,388	(194)	(565)
Germany	EMEA	47,867	17,953	29,808	4,664	55,510	11,072
Italy	EMEA	2,041	706	(282)	(2,648)	284	(346)
Luxembourg	EMEA	638	(53)	(56)	(269)	(1,749)	43
Netherlands	EMEA	64,142	18,501	4,800	59,695	7,114	(3,094)
Norway	EMEA	209	90	(84)	537	—	(116)
Poland	EMEA	5,271	953	(503)	(5,464)	277	(539)
Romania	EMEA	341	—	(30)	174	—	(42)
Russia	EMEA	5,277	—	(826)	(2,865)	—	—
South Africa	EMEA	166	158	108	(267)	67	104
Spain[1]	EMEA	674	1,801	12,024	150,716	21,911	12,356
Sweden	EMEA	(3,822)	(1,807)	1,558	1,164	1,361	831
Switzerland	EMEA	(11,672)	154	(4,369)	(10,028)	2,197	(4,115)
Türkiye	EMEA	1,208	289	255	(3,876)	496	61
UAE	EMEA	41,830	—	—	27,604	—	—
United Kingdom	EMEA	8,150	(4,035)	5,124	3,152	(1,986)	4,651
Australia	APAC	2,121	682	62	2,277	877	(236)

Appendices

				2023			2022
Country (in thousands)	Region	Profit (Loss) before Income Tax	Cash Paid for Income Tax	Income Tax Accrued	Profit (Loss) before Income Tax	Cash Paid for Income Tax	Income Tax Accrued
China	APAC	8,386	2,267	(964)	16,617	4,438	(1,988)
India	APAC	1,676	153	(243)	1,333	—	—
Japan	APAC	212	106	(1,878)	443	—	(1,341)
South Korea	APAC	1,535	104	(235)	948	287	(14)
Malaysia	APAC	123	(26)	(4)	(5)	37	88
New Zealand	APAC	30	55	33	38	—	(20)
Philippines	APAC	1,870	243	(94)	75	177	(37)
Singapore	APAC	(14,153)	16	(45)	(396)	70	(14)
Taiwan	APAC	843	141	(128)	666	102	(96)
Thailand	APAC	(371)	45	—	(66)	166	(45)
Total		**$407,321**	**$82,409**	**$48,163**	**$497,312**	**$120,476**	**$39,414**

Tables may contain rounding differences.

[1] Cash paid for income tax for 2022 has been adjusted for Spain to agree to the numbers reported in the Consolidated Financial Statement.

Appendices

		2023			2022		
Country (in thousands)	Region	Stated Capital	Accumulated Earnings	Tangible Assets other than Cash and Cash Equivalents	Stated Capital	Accumulated Earnings	Tangible Assets other than Cash and Cash Equivalents
Canada	NA	$37	$7,830	$339	$37	$8,755	$321
United States	NA	4,948,358	774,023	347,453	4,935,353	596,846	332,338
Brazil	LATAM	62,226	(29,841)	10,163	66,278	(32,287)	9,525
Mexico	LATAM	9,185	3,388	2,675	9,185	7,352	2,570
Austria	EMEA	—	887	1,271	—	845	1,006
Belgium	EMEA	—	8,958	740	—	7,929	762
Denmark	EMEA	181,407	(110,431)	11,398	181,407	(114,287)	10,886
Egypt	EMEA	6	(116)	—	6	(22)	348
Finland	EMEA	—	2,868	475	—	2,191	559
France	EMEA	104,902	(62,397)	4,951	107,705	(64,278)	2,805
Germany	EMEA	774,523	(561,451)	681,707	774,523	(489,118)	549,256
Italy	EMEA	38,819	(15,519)	4,587	38,819	(17,012)	4,889
Luxembourg	EMEA	2,606,858	109,471	—	2,420,062	106,674	—
Netherlands	EMEA	2,811,684	2,234,539	80,856	2,785,357	2,046,386	94,182
Norway	EMEA	—	3,645	203	—	3,063	197
Poland	EMEA	74,563	2,893	17,775	74,563	(1,429)	16,083
Romania	EMEA	13	2,036	171	13	1,765	298
Russia	EMEA	(842)	(1,791)	—	(842)	(6,249)	—
South Africa	EMEA	5,347	(665)	1,762	5,347	(723)	1,642
Spain	EMEA	194,753	(22,023)	24,732	194,753	(22,429)	30,242
Sweden	EMEA	35,085	(22,370)	15,530	30,282	(17,054)	16,043
Switzerland	EMEA	411,273	83,224	1,312	227,140	92,480	1,065
Türkiye	EMEA	99,509	(30,713)	7,468	99,509	(31,901)	8,009
UAE	EMEA	964,386	51,087	155	765,633	63,160	139

Appendices

Country (in thousands)	Region	2023 Stated Capital	2023 Accumulated Earnings	2023 Tangible Assets other than Cash and Cash Equivalents	2022 Stated Capital	2022 Accumulated Earnings	2022 Tangible Assets other than Cash and Cash Equivalents
United Kingdom	EMEA	145,412	(6,266)	61,023	145,412	(10,182)	59,906
Australia	APAC	685,722	(14,267)	5,095	687,081	(15,606)	5,971
China	APAC	46,029	72,202	33,629	46,029	65,516	39,783
India	APAC	17,427	843	6,783	17,427	(399)	8,135
Japan	APAC	84	415	10,212	84	364	12,017
South Korea	APAC	4,168	6,704	3,750	4,168	8,069	3,437
Malaysia	APAC	440	462	1,359	440	401	1,433
New Zealand	APAC	118	43	98	118	22	143
Philippines	APAC	4,153	3,596	6,021	4,153	2,030	1,350
Singapore	APAC	10,618	3,131	3,491	11,648	2,615	4,415
Taiwan	APAC	3,384	3,427	1,668	3,384	2,757	1,574
Thailand	APAC	113	(4,423)	7,080	113	(4,026)	7,867
Total		**$14,239,760**	**$2,493,399**	**$1,355,932**	**$13,635,187**	**$2,192,218**	**$1,229,196**

Tables may contain rounding differences.

Appendices

Country	Region	Number of Employees 2023	2022
Canada	NA	21	19
United States	NA	1,202	1,244
Brazil	LATAM	73	74
Mexico	LATAM	33	35
Austria	EMEA	19	15
Belgium	EMEA	9	13
Denmark	EMEA	76	78
Egypt	EMEA	—	3
Finland	EMEA	14	12
France	EMEA	92	96
Germany	EMEA	1,509	1,533
Italy	EMEA	61	61
Luxembourg	EMEA	—	—
Netherlands	EMEA	47	49
Norway	EMEA	5	5
Poland	EMEA	660	673
Romania	EMEA	99	106
Russia	EMEA	1	9
South Africa	EMEA	16	13
Spain	EMEA	219	213
Sweden	EMEA	121	131
Switzerland	EMEA	26	23
Türkiye	EMEA	73	111
UAE	EMEA	27	22
United Kingdom	EMEA	379	390
Australia	APAC	39	48
China	APAC	473	499
India	APAC	105	113

Appendices

Country	Region	Number of Employees 2023	2022
Japan	APAC	107	117
South Korea	APAC	34	36
Malaysia	APAC	29	27
New Zealand	APAC	3	3
Philippines	APAC	274	284
Singapore	APAC	62	61
Taiwan	APAC	22	22
Thailand	APAC	37	40
Total		**5,967**	**6,178**

Tables may contain rounding differences.

Appendices

GRI Content Index

Statement of use: QIAGEN has reported the information cited in this GRI content index for the period of January 1, 2023 to December 31, 2023 with reference to the GRI Standards.

GRI 1 used: Foundation 2021

GRI 2: General Disclosures 2021

GRI Standard	Location / Comment
2 – 1 Organizational details	Financial Report 2023: Management Report - Business and Operating Environment
2 – 2 Entities included in the organization's sustainability reporting	Financial Report 2023: Management report - Business and Operating Environment Sustainability Statement 2023: General Approach to Sustainability - Sustainability Governance - Reporting boundaries Financial Report 2023: FN 28 Consolidated Companies
2 – 3 Reporting period, frequency and contact point	Sustainability Statement 2023: General Approach to Sustainability - Sustainability Governance - Reporting boundaries With the Sustainability Statement 2023 as part of the Management Report, QIAGEN is presenting its activities, key figures, targets, risks and opportunities in the area of sustainability. The data relate to all QIAGEN production sites, research centers and offices. The focus is on the 2023 financial year (January 1, 2023 to December 31, 2023); Publication date: April 26, 2024
2 – 4 Restatements of information	Sustainability Statement 2023: Environment - Environmental Responsibility - Minimize Carbon Footprint - Status 2023 Comparison period results for Scope 1 and 2 emissions and certain Scope 3 emissions have been adjusted to align with improved measurements and calculation methods applied in 2023.
2 – 5 External assurance	Sustainability Statement 2023 - Annex: External Assurance (selected KPIs)
2 – 6 Activities, value chain and other business relationships	Financial Report 2023: Management Report - Operating and Financial Review - Operating Results Sustainability Statement 2023: Governance - Sustainable Procurement - Supply chain management
2 – 7 Employees	Financial Report 2023: Consolidated Financial Statements Sustainability Statement 2023: Social - Investing in People - Employees
2 – 8 Workers who are not employees	We employ non-employee workers only to a minor degree.
2 – 9 Governance structure and composition	Financial Report 2023: Corporate Governance Report - Governance Structure
2 – 10 Nomination and selection of the highest governance body	Financial Report 2023: Corporate Governance Report

Appendices

GRI Standard	Location / Comment
2 – 11 Chair of the highest governance body	Financial Report 2023: Corporate Governance Report
2 – 12 Role of the highest governance body in overseeing the management of impacts	Financial Report 2023: Corporate Governance Report Sustainability Statement 2023: General Approach to Sustainability - Sustainability governance - Sustainability anchored in two-tier corporate governance structure
2 – 13 Delegation of responsibility for managing impacts	Sustainability Statement 2023: General Approach to Sustainability - Sustainability governance - Sustainability anchored in two-tier corporate governance structure
2 – 14 Role of the highest governance body in sustainability reporting	Sustainability Statement 2023: General Approach to Sustainability - Sustainability governance - Sustainability anchored in two-tier corporate governance structure
2 – 15 Conflicts of interest	Financial Report 2023: Corporate Governance Report - Board-Related Matters - Conflicts of Interest, Loans or Similar Benefits
2 – 16 Communication of critical concerns	Financial Report 2023: Corporate Governance Report - Corporate Governance Statement Sustainability Statement 2023: General Approach to Sustainability - Sustainability governance
2 – 17 Collective knowledge of the highest governance body	Financial Report 2023: Corporate Governance Report - Corporate Governance Statement
2 – 18 Evaluation of the performance of the highest governance body	Financial Report 2023: Remuneration Report
2 – 19 Remuneration policies	Financial Report 2023: Remuneration Report
2 – 20 Process to determine remuneration	Financial Report 2023: Remuneration Report
2 – 21 Annual total compensation ratio	Financial Report 2023: Remuneration Report
2 – 22 Statement on sustainable development strategy	Financial Report 2023: Corporate Governance Report - Supervisory Board Report - Message from the Chair
2 – 23 Policy commitments	Financial Report 2023: Management Report - Risks and Risk Management - Risk Management Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust Sustainability Statement 2023: Governance - Sustainable Procurement Sustainability Statement 2023: Governance - Human Rights Sustainability Statement 2023: Governance - Business Ethics
2 – 24 Embedding policy commitments	Sustainability Statement 2023: General Approach to Sustainability - Sustainability governance
2 – 25 Processes to remediate negative impacts	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics
2 – 26 Mechanisms for seeking advice and raising concerns	Financial Report 2023: Management Report - Risks and Risk Management - Risk Management Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust - QIAGEN Integrity Line
2 – 27 Compliance with laws and regulations	There were no significant instances of non-compliance with laws and regulations during the reporting period.
2 – 28 Membership associations	Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust Sustainability Statement 2023: Governance - Business Ethics Sustainability Statement 2023: Social - Serving Society - Access to Healthcare - Collaborations Sustainability Statement 2023: Governance - Data and Cyber Security

Appendices

GRI Standard	Location / Comment
2 – 29 Approach to stakeholder engagement	Sustainability Statement 2023: General Approach to Sustainability - Stakeholder engagement
2 – 30 Collective bargaining agreements	Sustainability Statement 2023: Social - Investing in People - Employees

GRI 3: Material Topics 2023

GRI Standard	Location / Comment
3 – 1 Process to determine material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics
3 – 2 List of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics

GRI 200 - Economic

GRI 201: Economic Performance

GRI Standard	Location / Comment
201 – 1 Direct economic value generated and distributed	Financial Report 2023
201 – 2 Financial implications and other risks and opportunities due to climate change	Sustainability Statement 2023: Environment - Environmental Responsibility - Minimize Carbon Footprint
201 – 4 Financial assistance received from government	Sustainability Statement 2023: Governance - Tax - Financial assistance from governments

GRI 205: Anti-Corruption 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust - Risk Management
205 – 1 Operations assessed for risks related to corruption	Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust - Risk Management
205 – 3 Confirmed incidents of corruption and actions taken	Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust - Risk Management

Appendices

GRI 206: Anti-Competitive Behavior 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust - Risk Management
206 – 1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust - Risk Management

GRI 207: Tax 2019

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Governance - Tax - Tax accountability, governance and compliance Sustainability Statement 2023: Governance - Tax - Tax management
207 – 1 Approach to tax	Sustainability Statement 2023: Governance - Tax - Tax accountability, governance and compliance
207 – 2 Tax governance, control, and risk management	Sustainability Statement 2023: Governance - Tax - Tax accountability, governance and compliance
207 – 3 Stakeholder engagement and management of concerns related to tax	Sustainability Statement 2023: Governance - Tax - Tax management
207 – 4 Country-by-country reporting	Sustainability Statement 2023 - Annex: Detailed Tax Disclosure (country-by-country reporting)

GRI 300 – Environmental

GRI 301: Materials 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Environment - Environmental Responsibility - Approach to environmental protection
301 – 1 Materials used by weight or volume	QIAGEN does collect weight or volume data on raw material, auxiliary materials or semi-finished products, but not information on renewable or non-renewable used. Sustainability Statement 2023: Environment - Environmental Responsibility - Minimize Carbon Footprint - Status 2023

Appendices

GRI 302: Energy 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Environment - Environmental Responsibility - Minimize Carbon Footprint - Energy - Energy efficiency
302 – 1 Energy consumption within the organization	Sustainability Statement 2023: Environment - Environmental Responsibility - Minimize Carbon Footprint - Energy - [Table] Energy Consumption by Source

GRI 303: Water and Effluents 2018

GRI Standard	Location / Comment
303 – 1 Interactions with water as a shared resource	Sustainability Statement 2023: Environment - Environmental Responsibility - Water consumption
303 – 2 Management of water discharge-related impacts	Sustainability Statement 2023: Environment - Environmental Responsibility - Water consumption
303 – 5 Water consumption	Sustainability Statement 2023: Environment - Environmental Responsibility - Water consumption

GRI 305: Emissions 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Environment - Environmental Responsibility - Minimize Carbon Footprint - Management of Scope 1 and 2 emissions Sustainability Statement 2023: Environment - Environmental Responsibility - Minimize Carbon Footprint - Management of Scope 3 emissions
305 – 1 Direct (Scope 1) GHG emissions	Sustainability Statement 2023: Environment - Environmental Responsibility - [Table] Corporate Carbon Footprint by Emissions category
305 – 2 Energy indirect (Scope 2) GHG emissions	Sustainability Statement 2023: Environment - Environmental Responsibility - [Table] Corporate Carbon Footprint by Emissions category
305 – 3 Other indirect (Scope 3) GHG emissions	Sustainability Statement 2023: Environment - Environmental Responsibility - [Table] Corporate Carbon Footprint by Emissions category
305 – 4 GHG emissions intensity	Sustainability Statement 2023: Environment - Environmental Responsibility - Minimize Carbon Footprint - Status 2023
305 – 5 Reduction of GHG emissions	Sustainability Statement 2023: Environment - Environmental Responsibility - Minimize Carbon Footprint - Status 2023

Appendices

GRI 306: Waste 2020

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Environment - Environmental Responsibility - Waste
306 – 1 Waste generation and significant waste-related impacts	Sustainability Statement 2023: Environment - Environmental Responsibility - Waste
306 – 2 Management of significant waste-related impacts	Sustainability Statement 2023: Environment - Environmental Responsibility - Waste
306 – 3 Waste generated	Sustainability Statement 2023: Environment - Environmental Responsibility - Waste

GRI 308: Supplier Environmental Assessment 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Governance - Sustainable Procurement - Supply chain management
308 – 1 New suppliers that were screened using environmental criteria	Sustainability Statement 2023: Governance - Sustainable Procurement - Due Diligence in the supply chain

GRI 400 – Social

GRI 401: Employment 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Social - Investing in People - Employees Sustainability Statement 2023: Social - Investing in People - Employee Attraction and Development - Our Approach Sustainability Statement 2023: Social - Investing in People - Diversity & Inclusion
401– 1 New employees hired and employee turnover	Sustainability Statement 2023: Social - Investing in People - Employee Attraction and Development - Employee satisfaction and retention

Appendices

GRI 402: Labor / Management Relations 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: Social - Investing in People - Employees Sustainability Statement 2023: EU Taxonomy - Taxonomy-eligibility and Taxonomy-alignment
402– 1 Minimum notice periods regarding operational changes	Our goal is to inform employees about significant operational changes as early as possible and in alignment with local and legal requirements, as well as collective agreements. Compliance is always at the forefront of our business decisions. If possible, we provide employees with more notice than required.

GRI 403: Occupational Health and Safety 2018

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Social - Investing in People - Occupational Health and Safety - Management Approach/ Strategy Sustainability Statement 2023: Social - Investing in People - Occupational Health and Safety - Impact, risk and opportunities
403– 1 Occupational health and safety management system	Sustainability Statement 2023: Social - Investing in People - Occupational Health and Safety - Management Approach/ Strategy
403 – 3 Occupational health services	The functions of occupational health services vary between sites.
403 – 4 Worker participation, consultation, and communication on occupational health and safety	Employees are involved in OHS management through the joint management-worker Health and Safety Committee meetings, regular safety inspections including interviews with employees, and two-way communication through the official EHS email address and the global EHS incident reporting portal.
403 – 5 Worker training on occupational health and safety	OHS training is managed on a local basis.
403 – 6 Promotion of worker health	Sustainability Statement 2023: Social - Investing in People - Occupational Health and Safety - Promotion of employees' health
403 – 7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Sustainability Statement 2023: Social - Investing in People - Occupational Health and Safety - Impact, risk and opportunities
403 – 9 Work-related injuries	Sustainability Statement 2023: Social - Investing in People - Occupational Health and Safety - [Table] Safety indicators for full-time employees and temporary workers vs. contractors

Appendices

GRI 404: Training and Education 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Social - Investing in People - Employee Attraction and Development - Our Approach
404– 2 Programs for upgrading employee skills and transition assistance programs	Sustainability Statement 2023: Social - Investing in People - Employee Attraction and Development - Employee Development

GRI 405: Diversity and Equal Opportunity 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Social - Investing in People - Diversity & Inclusion
405– 1 Diversity of governance bodies and employees	Financial Report 2023: Corporate Governance Report - Board-Related Matters - Diversity within the Managing Board and Supervisory Board Sustainability Statement 2023: Social - Investing in People - Diversity & Inclusion

GRI 412: Human Rights Assessment 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Social - Investing in People - Employees Sustainability Statement 2023: Governance - Sustainable Procurement Sustainability Statement 2023: Governance - Human Rights
412– 2 Employee training on human rights policies or procedures	Sustainability Statement 2023: Governance - Human Rights Sustainability Statement 2023: Governance - Sustainable Procurement Sustainability Statement 2023: Social - Investing in People - Employees

GRI 414: Supplier Social Assessment 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Governance - Sustainable Procurement
414– 2 Negative social impacts in the supply chain and actions taken	Sustainability Statement 2023: Governance - Sustainable Procurement

Appendices

GRI 416: Customer Health and Safety 2016

GRI Standard	Location/Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Social - Serving Society - Quality and product safety - Our approach to quality
416 – 1 Assessment of the health and safety impacts of product and service categories	Sustainability Statement 2023: Social - Serving Society - Quality and product safety - Our approach to quality Sustainability Statement 2023: Social - Serving Society - Quality and product safety - Chemical product safety
416 – 2 Incidents of non-compliance concerning the health and safety impacts of products and services	Sustainability Statement 2023: Social - Serving Society - Quality and product safety - Chemical product safety - Regulatory context

GRI 417: Marketing and Labeling 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Social - Serving Society - Quality and product safety Sustainability Statement 2023: Social - Serving Society - Quality and product safety - Chemical product safety
417– 1 Requirements for product and service information and labeling	Sustainability Statement 2023: Social - Serving Society - Quality and product safety - Chemical product safety - Access to information and responsible marketing practices
417 – 2 Incidents of non-compliance concerning product and service information and labeling	Sustainability Statement 2023: Social - Serving Society - Quality and product safety - Chemical product safety - Regulatory context

GRI 418: Customer Privacy 2016

GRI Standard	Location / Comment
3 – 3 Management of material topics	Sustainability Statement 2023: General Approach to Sustainability - Our Material Topics Sustainability Statement 2023: Governance - Data and Cyber Security
418– 1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Sustainability Statement 2023: Governance - Data and Cyber Security

Appendices

Sustainability Accounting Standards Board (SASB) Index

Topic	Metric	Code	Category	Measure	Content / Report/ Location
Affordability & Pricing	Description of how price information for each product is disclosed to customers or to their agents	HC-MS-240a.2	Discussion and Analysis	n/a	www.QIAGEN.com/products
Product Safety	Number of recalls issued, total units recalled	HC-MS-250a.1	Quantitative	Number	Sustainability Statement 2023: Quality and Product Safety - Our Approach to quality
	Products listed in the FDA's Med-Watch Safety Alerts for Human Medical Products database	HC-MS-250a.2	Discussion and Analysis	n/a	In 2023, no QIAGEN products were listed in the U.S. FDA's MedWatch Safety Alerts for Human Medical Products database.
	Number of fatalities related to products as reported in the FDA Manufacturer and User Facility Device Experience	HC-MS-250a.3	Quantitative	Number	There were no fatalities related to products as reported in the FDA Manufacturer and User Facility Device Experience.
	Number of FDA enforcement actions taken in response to violations of current Good Manufacturing Practices (cGMP), by type	HC-MS-250a.4	Quantitative	Number	None.
Ethical Marketing	Total amount of monetary losses as a result of legal proceedings associated with false marketing claims	HC-MS-270a.1	Quantitative	Number	QIAGEN has not been subject to any legal proceedings regarding the U.S. False Claims Act or any other false marketing claims laws in any country during the reporting period.
	Description of code of ethics governing promotion of off-label use of products	HC-MS-270a.2	Discussion and Analysis	n/a	QIAGEN Corporate Code of Conduct and Ethics Sustainability Statement 2023: Governance - Business Ethics Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust - Compliance Program Sustainability Statement 2023: Governance - Compliance, Anti-corruption and Anti-trust - Compliance training courses QIAGEN defines off-label use of products as the marketing of a product for an unapproved use. It requires that promotion of IVD/Regulated Products must follow relevant regulations and consistent with intended uses. All product claims must be substantiated. Any violation of the policy by employees may trigger disciplinary action including termination of employment

Appendices

Topic	Metric	Code	Category	Measure	Content / Report/ Location
Product Design & Lifecycle Management	Discussion of process to assess and manage environmental and human health considerations associated with chemicals in products, and meet demand for sustainable products	HC-MS-410a.1	Discussion and Analysis	n/a	Sustainability Statement 2023: Quality and Product Safety - Our Approach to quality
	Total amount of products accepted for take-back and reused, recycled, or donated, broken down by: (1): devices and equipment and (2) supplies	HC-MS-410a.2	Quantitative	Metric tons	The Waste Electrical Electronic Equipment EU Directive (WEEE) requires that producers of WEEE have a take-back plan at end of life. QIAGEN has processes to meet these obligations. In 2023, a total of 11.7 tons of EEE was reclaimed and recycled in Europe. WEEE category (in kg) 2023, 2022, 2021 Screens, monitors and equipment containing screens having a surface greater than 100 cm^2 2023: None 2022: None 2021: 27 Small equipment (no external dimension greater than 50 cm) 2023: 11,730 2022: 2,084 2021: 9,297 Small IT and telecommunications equipment 2023: None 2022: None 2021: 348 Total 2023: 11,730 2022: 2,084 2021: 9,672

Appendices

Topic	Metric	Code	Category	Measure	Content / Report/ Location
Supply Chain Management	Percentage of (1) entity's facilities and (2) Tier I suppliers' facilities participating in third-party audit programs for manufacturing and product quality	HC-MS-430a.1	Quantitative	Percentage (%)	Sustainability Statement 2023: Governance - Sustainable Procurement - Due Diligence in the supply chain - Supplier assessment and audits 100% of QIAGEN production sites are participating in third-party audit programs (1), and 100% of our Class A suppliers either maintain a quality system certificate (ISO 9001/13485/170325) or are audited by QIAGEN's Supplier Quality unit (2).
	Description of efforts to maintain traceability within the distribution chain	HC-MS-430a.2	Discussion and Analysis	n/a	For each new batch of raw material, semi-finished goods and final products, a batch number is assigned that is unique to the material. For raw materials, either the supplier lot number is adopted into QIAGEN's ERP system or the ERP system assigns a new QIAGEN batch number. The combination of material number and batch number is unique. At each manufacturing step, a new batch number is assigned to the respective component by the ERP system. Batch numbers are printed on all sellable items and ensure full batch traceability from customer information to raw material.
	Description of the management of risks associated with the use of critical materials	HC-MS-430a.3	Discussion and Analysis	n/a	Sustainability Statement 2023: Sustainable Procurement - Conflict Minerals
Business Ethics	Total amount of monetary losses as a result of legal proceedings associated with bribery or corruption	HC-MS-510a.1	Quantitative	Presentation currency	In the reporting period, QIAGEN had 0 (no) legal actions pending or completed regarding antitrust or corruption.
	Description of code of ethics governing interactions with health care professionals	HC-MS-510a.2	Discussion and Analysis	n/a	QIAGEN Corporate Code of Conduct and Ethics

	Activity Metric	Code	Category	Measure	Content / Report/ Location
	Number of units sold by product category	HC-MS-000.A	Quantitative	Number	Not reported yet

Appendices

TCFD Index

Topic	Accounting Metric	QIAGEN CDP questionnaire 2023
Governance	Board's oversight of climate-related risks and opportunities	C1.1a, C 1.1b
	Management's role in assessing and managing climate-related risks and opportunities	C 1.2, C1.3, C1.3a
Strategy	Climate-related risks and opportunities the organization has identified over the short, medium and long term	C2.1, C2.1a, C2.2a, C2.3, C2.3b, C2.4, C2.4a
	Impact of climate-related risks and opportunities on the organization's business, strategy and financial planning	C2.3, C2.3b, C 2.4, C2.4a, C3.1, C3.3, C3.4
	Resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	C3.1, C3.2, C3.2a, C3.2b
Risk Management	Organization's processes for identifying and assessing climate-related risks	C2.1, C2.1a, C2.1b, C2.2, C2.2a
	Organization's processes for managing climate related risks	C2.2, C2.2a
	How processes for identifying, assessing and managing climate-related risks are integrated into the organization's overall risk management	C2.2, C2.2a
Metric & Targets	Metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process	C3.5, C3.5a, C3.5c
	Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks	C4.3, C4.3a, C4.3b, C5.2, C5.3, C6.1,C6.2, C6.3, C6.4, C6.4a, C6.5, C6.10, C7.2, C7.3, C7.3b, C7.6, C7.6b, C7.7a, C7.9a,
	Targets used by the organization to manage climate-related risks and opportunities and performance against targets	C4.1, C4-1a, C4.1b, C4.2. C4.2b, C4.2c

The QIAGEN CDP Climate questionnaire can be found online at **www.cdp.net**.